Form 20-F
period 2024-12-31
Sunrise Communications AG
filed 2025-02-28
CIK 2021938

As filed with the Securities and Exchange Commission on February 28, 2025

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report__________

Commission file number 001-42394

Sunrise Communications AG
(Exact name of Registrant as Specified in Its Charter)

N/A	Switzerland
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Thurgauerstrasse 101b, 8152 Glattpark (Opfikon), Switzerland
(Address of Principal Executive Offices)

Marcel Huber
General Counsel & Chief Corporate Affairs Officer, Sunrise Communications AG
Thurgauerstrasse 101b, 8152 Glattpark (Opfikon), Switzerland Tel.: +41 58 777 76 66 Email: investor.relations@sunrise.net
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
American Depositary Shares each representing one Class A common share, nominal value CHF 0.1 per share (Namenaktien)	SNRE	The Nasdaq Stock Market LLC (Nasdaq Global Select Market
Class A common shares, nominal value CHF 0.1 per share (Namenaktien)		The Nasdaq Stock Market LLC (Nasdaq Global Select Market*
* Not for trading but only in connection with the registration of American Depositary Shares representing such Class A common shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 69,759,702 Class A Common Shares (Namenaktien) 25,977,316 Class B Shares with Privileged Voting Rights (Stimmrechtsaktien)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after 5 April 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION
Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F to the terms “Sunrise,” “Sunrise Communications AG,” “Sunrise Communications Group AG,” “Sunrise GmbH,” “Sunrise HoldCo V B.V.,” “the company,” the “Sunrise group” “we,” “us” and “our” refer to Sunrise Communications AG together with its subsidiaries.
Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), certain information for this Annual Report on Form 20-F set out herein is being incorporated by reference from the Sunrise Communications AG statutory Annual Report 2024 (the “Annual Report 2024”), as specified elsewhere in this Annual Report on Form 20-F (with the exception of the items and pages so specified, the Annual Report 2024 is not deemed to be filed as part of this Annual Report on Form 20-F). Therefore, the information in this Annual Report on Form 20-F should be read in conjunction with the Annual Report 2024 (see Exhibit 15.1). References in the Annual Report 2024 to “audited” information performed by the Company’s external auditor in accordance with local applicable law does not form part of the “Report of Independent Registered Public Accounting Firm” in Item 18 herein. For the avoidance of doubt, the references to the independent limited assurance using the assurance standards ISAE 3000 (Revised), for the Sustainability Information in the Sustainability Report for the year 2024 in the Annual Report 2024 included as exhibit 15.1 do not form part of, and are not incorporated into, this Annual Report on Form 20-F.
Sunrise uses its trademarks in this Annual Report on Form 20-F as well as trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this Annual Report on Form 20-F appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that Sunrise will not assert, to the fullest extent under applicable law, its rights or that the applicable owner will not assert its rights, to these trademarks and tradenames.
The Sunrise Class A Common Shares are listed in Switzerland on the SIX Swiss Exchange (the “SIX”) under the symbol “SUNN.” The Sunrise Class A ADSs are traded on the Nasdaq Global Select Market under the symbol “SNRE.”
Sunrise's reporting currency is the Swiss franc. The exchange rate between the Swiss franc and the U.S. dollar as of 31 December 2024 was USD 1.101625 per CHF 1.0. Sunrise presents its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards, as issued by the International Accounting Standards Board, or IASB.
The terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “Swiss francs” or “CHF” refer to the legal currency of Switzerland.
The following definitions apply throughout this Annual Report on 20-F, unless otherwise indicated or as context otherwise requires.

Terms Related to Sunrise’s Business and Shares

“Executive Committee”	the members of the executive committee of Sunrise

“Liberty Global”	Liberty Global Ltd., a Bermuda exempted company limited by shares

“Liberty Group”	the Liberty Global group of companies

“spin-off”	the series of transactions that closed on 8 November 2024 that resulted in the spin-off of the Sunrise Business from the Liberty Group to Sunrise

“Sunrise ADSs”	Sunrise Class A ADSs and Sunrise Class B ADSs, collectively

“Sunrise Board”	the board of directors of Sunrise

“Sunrise Business”	the Swiss telecommunications operations that were spun off to Sunrise by Liberty Global

“Sunrise Class A ADSs”	American depositary shares representing the Sunrise Class A Common Shares

“Sunrise Class B ADSs”	American depositary shares representing the Sunrise Class B Shares

“Sunrise Class A Common Shares”	Class A common shares of Sunrise, par value CHF 0.10 per share

“Sunrise Class B Shares”	Class B shares with privileged voting rights of Sunrise, par value CHF 0.01 per share

“Sunrise Director”	a member of the Sunrise Board

“Sunrise Shares”	the Sunrise Class A Common Shares and Sunrise Class B Shares, collectively

“Sunrise-UPC transaction”	the acquisition of Sunrise by Liberty Global through the settlement of an all-cash public tender offer to acquire all of the then-publicly held shares of Sunrise

“UPC”	UPC Schweiz GmbH
Terms Related to Sunrise’s Industry

“5G SA”	5G Standalone

“ARPU”	average revenue per unit, calculated as the average monthly subscription revenue per average number of fixed customer relationships or mobile subscribers, as applicable

“CPE”	customer premises equipment

“DaaS”	device-as-a-service

“HFC network”	hybrid fibre coaxial network

“IPTV”	Internet Protocol Television

“MVNO”	mobile virtual network operator

“NPS”	Net Promoter Score

“OTT services”	over-the-top telecommunications services delivered over the internet

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information set forth in this Annual Report on Form 20-F, and in the items and pages so specified as incorporated herein by reference to the Annual Report 2024, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report on Form 20-F, the words “anticipate,” “believe,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “objective,” “plan,” “potential,” “predict,” “should,” “will” and “would,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, including, among others, those related to:

•our substantial indebtedness and the potential effect on our ability to execute our business strategy;
•the significant amount of cash we may need to meet our obligations under our indebtedness;
•the expenditures required to renew the portion of our spectrum expiring in 2028;
•the impact of a decline in ARPU in our mobile and fixed networks on our business, revenues, earnings and cash flows if we fail to expand our subscriber base to offset ARPU declines;
•price erosion in the telecommunications industry;
•our dependence on our agreement with Swiss Towers AG for access to the majority of our mobile antenna sites and passive mobile infrastructure;
•the lack of ownership of all our network infrastructure and equipment or the land on which it is constructed;
•reputational risks and impairment our brands are subject to;
•damage and disruptions to our network infrastructure and IT systems;
•customer churn and its impact on our revenues and cash flows;
•our reliance on third-party suppliers for certain of our products and services;
•changes in, or failure or inability to comply with, government regulations and legislation in Switzerland and adverse outcomes from regulatory proceedings;
•our ability to anticipate, protect against, mitigate and contain loss of our and our customers’ data as a result of cyber attacks on us;
•the leakage of sensitive customer or company data or the failure to comply with applicable data protection laws, regulations and rules;
•potential operational impacts if Liberty Global is unable for any reason to effectively provide services to us pursuant to our services arrangements with Liberty Global, or if we are unable to adequately, timely and cost-effectively replace such services once such arrangements expire; and
•other risks and uncertainties, including those listed in this section of this Annual Report on Form 20-F titled “Item 3.D—Risk Factors.”

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3.A [Reserved]

3.B Capitalization and indebtedness

Not applicable.

3.C Reasons for the offer and use of proceeds

Not applicable.

3.D Risk factors

Our business faces significant risks. You should carefully consider all of the information set forth in this Annual Report on Form 20-F and in our other filings with the United States Securities and Exchange Commission (the “SEC"), including the following risk factors which we face, and which are faced by our industry. Other risks and uncertainties that we do not presently consider material, or of which we may not be presently aware, may become important factors that affect our business, revenues, earnings and cash flows. Our business, revenues, earnings and cash flows could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this Annual Report on Form 20-F and our other SEC filings. See “SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS” above.

Risks Relating to Sunrise’s Indebtedness

Sunrise has substantial indebtedness that may have a material adverse effect on its ability to execute its business strategy.

Sunrise has a substantial amount of indebtedness. The level of Sunrise’s indebtedness could have important consequences, including: requiring a substantial portion of Sunrise’s cash flow from operations to be dedicated to the payment of interest and principal on existing indebtedness, thereby reducing the funds available for other purposes, including the payment of dividends; potentially impairing Sunrise’s ability to obtain additional financing in the future for working capital, capital expenditures, product development, acquisitions or general corporate purposes; potentially limiting Sunrise’s flexibility in planning for, or reacting to, changes in its business, competitive environment and the industry in which it operates; potentially placing Sunrise at a competitive disadvantage as compared to competitors that are not as highly leveraged; and potentially making Sunrise vulnerable in the event of a downturn in general economic conditions or adverse developments in its business.

Although Sunrise reduced its leverage in connection with the spin-off, such deleveraging may not be sustained and Sunrise’s leverage may increase to or above current levels at any time in the future.

Sunrise will require a significant amount of cash to meet its obligations under its indebtedness and fund other liquidity needs, which it may not be able to generate or raise on acceptable terms or at all.

Sunrise’s third-party debt obligations excluding Vendor Financing outstanding as of 4 February 2025 will mature between 2028 and 2032. Sunrise’s ability to pay principal or interest when due will depend on its future performance and ability to generate cash, which is subject to general economic, financial, competitive, legislative, legal, regulatory and other factors discussed herein, many of which are beyond Sunrise’s control.

If Sunrise does not have sufficient cash flows from operations or other capital resources to pay its indebtedness at maturity, it may be required to refinance that indebtedness. It may also need to incur additional indebtedness or raise equity capital if it is unable to fund its other liquidity needs. The type, timing and terms of any future financing will depend on Sunrise’s cash needs and the prevailing conditions in the credit and financial markets, and such future financing may not be available on acceptable terms or at all. Debt financing, if available, may involve agreements that include covenants further limiting or restricting Sunrise’s ability to take specific actions, such as incurring additional debt, providing security, making capital expenditures, conducting share repurchases or declaring dividends. Such restrictions could adversely impact Sunrise’s ability to, among other things, conduct its operations, obtain additional financing, execute its business plan or pay dividends. To the extent that Sunrise raises additional capital through the sale of equity or convertible debt, shareholder ownership interest may be diluted.

If Sunrise is unable to repay or refinance all or a portion of its indebtedness as it comes due or to raise capital required to fund its other liquidity needs on terms acceptable to it, it may be forced to, among other things, sell assets, delay business projects or forego market opportunities.

Sunrise’s business requires significant ongoing investments. The amount of required investment may fluctuate from period to period and increase above historical levels or current estimates but may not generate a positive return.

Sunrise has historically had to, and expects to continue to have to, incur significant capital and other expenditures, including for, among other things, the continued expansion, maintenance and improvement of its mobile and fixed network infrastructure. For example, to maintain its level of service to its mobile customers, Sunrise may be required to make additional investments to expand its 4G active mobile infrastructure (consisting of network equipment that is embedded in passive tower infrastructure) if it is unable to move data traffic on its mobile network from 4G to 5G at the expected rate or at all. Sunrise may be unable to do so if, among other things, Sunrise’s existing and new mobile service subscribers choose not to subscribe for or use 5G services because their mobile devices are not compatible with 5G technology, due to limitations of 5G connectivity indoors or for any other reason.

In addition, to maintain and improve its competitive position in the mobile market, Sunrise expects to continue to incur capital expenditures to complete the rollout of 5G and 5G Standalone (“5G SA”) active mobile infrastructure in its network. Sunrise may not be able to complete such rollout during the estimated time frame or at the estimated cost and the amount of associated expenditures may therefore fluctuate from period to period and be higher than currently expected. Significant investments may also be required to enhance Sunrise’s product and service offerings, improve customer experience and provide upgraded customer premises equipment (“CPE”) to Sunrise’s customers.

Sunrise may also be required to undertake unplanned infrastructure maintenance, construction or upgrades and other expenses necessitated by factors beyond Sunrise’s control, including those described elsewhere herein. For example, if a proposed revision to the Telecommunications Services Ordinance (Verordnung über Fernmeldedienste of 2007, as amended) (the “Telecommunications Services Ordinance”) is implemented, Sunrise may be required to supplement its networks with batteries and diesel emergency power generators at its own expense by 2030 (for emergency services) to 2033 (for other services) to enable operations in connection with cyclical power cuts and longer regional outages. Sunrise may also be required, under the Telecommunications Services Ordinance, to undertake significant expenditures to replace CPE it provided to its customers if such CPE poses a security risk which cannot be addressed by other means. If requested by Swisscom, Sunrise and other telecommunications services providers may be required to contribute to certain of Swisscom’s costs associated with providing universal services in proportion to their respective gross revenues.

As a result of all of these uncertainties, although Sunrise targets a reduction in its property and equipment additions as a percentage of revenue in the medium term due to a reduction in planned investments, there can be no assurance that such a reduction will in fact be achieved.

While Sunrise’s future investments into its business may be substantial, there can be no assurance that any such investments will generate positive returns in the anticipated amounts, on the anticipated timeline or at all. Sunrise may be unable to generate a positive return on investment if, among other things, it does not maintain or expand its subscriber base to a level that justifies its investments, if customers do not respond to Sunrise’s services, products, network improvements and other initiatives as favorably as expected or prefer competitors’ services over Sunrise’s despite Sunrise’s investments, or if the actual cost of Sunrise’s investments is higher than its initial estimates, whether due to ineffective estimate methodology, inflation, unforeseen events or otherwise.

Sunrise is, and will continue to be, subject to restrictive debt covenants.

Subject to applicable exceptions and qualifications, the indentures and the facilities agreements governing Sunrise’s outstanding indebtedness restrict, and the finance documents under which Sunrise may incur any additional indebtedness may restrict, among other things, Sunrise’s ability to: incur or guarantee additional indebtedness; create or incur certain liens; make certain payments, including dividends or other distributions to its shareholders; make certain investments; create encumbrances or restrictions on the payment of dividends or other distributions, loans or advances to and on the transfer of assets to or by Sunrise’s subsidiaries; sell, lease or transfer certain assets, including stock of restricted subsidiaries; engage in certain transactions with affiliates; consolidate or merge with other entities; and create certain security interests over Sunrise’s assets.

The Sunrise Facilities Agreement described elsewhere in this Annual Report on Form 20-F also provides that if on the last day of each fiscal quarter, the aggregate net indebtedness under the revolving and certain ancillary facilities, less cash of the Borrower Group (as defined in the Sunrise Facilities Agreement), exceeds 40% of the aggregate of the relevant revolving facility commitment, then the ratio of senior net debt to annualized EBITDA (each as defined in the Sunrise Facilities Agreement) of the borrower on such day may not exceed 4.75:1. Sunrise’s ability to meet this and other financial covenants may be affected by adverse economic, competitive or regulatory developments and other events beyond its control, and there can be no assurance that these financial covenants will be met.

The foregoing covenants could limit Sunrise’s ability to finance its future operations and capital needs and pursue business opportunities and activities that may be in its interest and non-compliance by Sunrise with any such covenant may constitute an event of default under the respective debt instrument.

Upon the occurrence of an event of default under Sunrise’s debt instruments, subject to applicable cure periods and other limitations on acceleration or enforcement, the relevant creditors could elect to declare all amounts outstanding immediately due and payable and, in the case of indebtedness under credit facilities, cancel the availability of the facilities. In addition, any default under a finance document could lead to an event of default and acceleration under other debt instruments that contain cross- default or cross-acceleration provisions. If Sunrise’s creditors accelerate the payment of all or a significant part of Sunrise’s indebtedness, Sunrise’s assets may not be sufficient to repay accelerated indebtedness in full and satisfy all other liabilities as they become due. If Sunrise is unable to repay those amounts, Sunrise’s creditors could proceed against any collateral granted to them to secure repayment of those amounts.

See “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements—Note 23. Borrowing” for more information about Sunrise’s indebtedness outstanding as of 31 December 2024.

Sunrise may not freely access the cash of its operating companies.

Sunrise’s operations are conducted through its subsidiaries. Sunrise’s current sources of corporate liquidity include cash and cash equivalents, as well as interest income received on its cash and cash equivalents. From time to time, Sunrise also receives (i) proceeds in the form of distributions or loan repayments from its subsidiaries or affiliates, (ii) proceeds upon the disposition of investments and other assets and (iii) proceeds in connection with the incurrence of debt or the issuance of equity securities. The ability of Sunrise’s operating subsidiaries to pay dividends or to make other payments or distributions to Sunrise depends on their individual operating results and any statutory, regulatory or contractual restrictions to which they may be or may become subject and, in some cases, Sunrise’s receipt of such payments or distributions may be limited due to tax considerations or the presence of noncontrolling interests. Most of Sunrise’s operating subsidiaries are subject to credit agreements or indentures that restrict sales of assets and prohibit or limit the payment of dividends or the making of distributions, loans or advances to shareholders, including Sunrise. In addition, because these subsidiaries are separate and distinct legal entities they have no obligation to provide Sunrise funds for payment obligations, whether by dividends, distributions, loans or other payments. If Sunrise’s operating subsidiaries are for any reason unable to pay dividends or make other payments or distributions to Sunrise, this would have a material adverse effect on Sunrise’s liquidity and, as a result, its ability to operate its business and pay dividends to its shareholders.

Certain of Sunrise’s borrowings bear interest at floating rates or are tied to Sunrise meeting certain ESG requirements.

Sunrise is exposed to the risk of fluctuations in interest rates, primarily through its credit facilities, which are indexed to Euro Interbank Offer Rate, Term Secured Overnight Financing Rate, Sterling Overnight Index Average, Swiss Average Rate Overnight or other base rates, and such exposure may increase to the extent that Sunrise incurs additional floating rate indebtedness. Approximately 52% of Sunrise’s indebtedness outstanding as of 31 December 2024 was subject to floating interest rates.

Although Sunrise entered into, and may in the future continue to enter into, hedging arrangements designed to fix interest rates on substantially all of its floating rate indebtedness, there can be no assurance that hedging will continue to be available on commercially reasonable terms or at all. Hedging itself carries certain risks, including the risk associated with default by the counterparty to the hedging transaction and the risk that Sunrise may need to pay a significant amount (including costs) to terminate any hedging arrangements. If interest rates were to rise significantly and Sunrise’s hedging instruments were not for any reason effective at offsetting rate increases, Sunrise’s interest expense would correspondingly increase, thus reducing cash flows that Sunrise has available to use for other purposes, including capital expenditures and dividends, and exacerbating the other risks described herein associated with its high levels of indebtedness.

In addition, the interest rate on certain of Sunrise’s outstanding indebtedness is subject, and the interest rate on any future indebtedness may be subject, to increase if Sunrise fails to publish certain environmental, social and governance (“ESG”) and sustainability reports, or to meet certain ESG targets, and to decrease if Sunrise exceeds certain targets. Sunrise may fail to timely publish ESG reports or meet targets set forth therein for a number of reasons, some of which may be beyond its control. The reasons it might fail to meet ESG targets include, among others, prohibitively high cost of necessary investments, adverse regulatory developments, unavailability of required technologies, resources or supplies or deficiencies in initial target-setting methodology. Even if Sunrise meets ESG targets and does not therefore incur an increase in interest on certain of its indebtedness, for reasons including the foregoing, there can be no assurance that Sunrise would be able to exceed ESG targets and obtain a decrease in its interest rates.

For more information about Sunrise’s indebtedness and interest rate hedging arrangements and ESG-related provisions, see “Item 5. Operating and Financial Review and Prospects,” “Item 18. Financial Statements—Note 23. Borrowings” and “Item 18. Financial Statements—Note 24. Financial Instruments & Risk.”

Exchange rate fluctuations could adversely affect Sunrise’s financial results because a substantial portion of its indebtedness is denominated in euros and U.S. dollars, while its cash flows are generated in Swiss francs.

A substantial portion of Sunrise’s indebtedness is denominated in euros and U.S. dollars, even though substantially all of Sunrise’s operating cash flow is generated in Swiss francs, which exposes Sunrise to risks associated with currency exchange rate fluctuations. Such exposure may increase to the extent that Sunrise incurs additional indebtedness denominated in currencies other than the Swiss franc. In order to manage the negative impact of a reduction in the value of the Swiss franc relative to euro and the U.S. dollars on its financial profile, Sunrise has entered into, and may in the future continue to enter into, currency swaps in respect of all such euro-and U.S. dollar-denominated indebtedness. Currency swaps themselves carry certain risks, including default by the counterparty to the swap transaction and the risk that Sunrise may need to pay a significant amount (including costs) to terminate any currency swap arrangements. If Sunrise is not able to enter into currency swap arrangements to the extent necessary and on commercially reasonable terms, Sunrise’s exchange rate risk could be significantly exacerbated. Any appreciation of the Swiss franc against the euro or the U.S. dollar, which has occurred historically, particularly in times of economic uncertainty, and increased volatility in the exchange rates may increase the cost of hedging Sunrise’s exposure to currencies other than the Swiss franc and any currency swap arrangements may not provide sufficient protection against currency risk. For more information about Sunrise’s indebtedness and currency swap arrangements, see “Item 5. Operating and Financial Review and Prospects”, “Item 18. Financial Statements—Note 23. Borrowings” and “Item 18. Financial Statements—Note 24. Financial Instruments & Risk.”

A downgrade, suspension or withdrawal of any rating assigned to Sunrise or to its debt securities by a rating agency could cause the cost of Sunrise’s indebtedness to increase.

Actual or anticipated changes in the credit ratings assigned to Sunrise or its debt securities could affect the trading price of Sunrise’s debt and equity securities. Credit ratings may be revised or withdrawn at any time by the issuing organization in its sole discretion and credit rating agencies continually review their ratings for the companies that they follow. The credit rating agencies also evaluate the industries in which companies they follow operate and may change their credit rating for such companies based on industry outlook. Accordingly, if a credit rating agency downgrades its outlook on the Swiss telecommunications industry generally, this may lead to a downgrade of its credit rating of Sunrise or its debt securities. A downgrade, withdrawal or the announcement of a possible downgrade or withdrawal in the ratings assigned to Sunrise or its debt securities, or any perceived decrease in Sunrise’s creditworthiness could cause the trading price of Sunrise Class A Common Shares to decline significantly.

Risks Relating to Sunrise’s Financial Position

Sunrise has no recent history of operating as a separate, publicly-traded company, such that its recent historical financial information may not be a reliable indicator of its future results.

Sunrise’s financial results previously were included within the consolidated results of Liberty Global, and Sunrise believes its reporting and control systems were appropriate for those of subsidiaries of a public company. However, following the spin-off, Sunrise has additional compliance requirements, demands of management and may be unable to achieve some or all of the anticipated benefits from the spin-off.

Until the spin-off on 8 November 2024, Sunrise was not directly subject to the reporting and other requirements of the Exchange Act or the reporting or other requirements to which Swiss listed companies are subject. As an independent public company, Sunrise is, among other things, independently responsible for compliance with the requirements to which Swiss listed companies are subject as well as the Exchange Act. The legal and practical requirements associated with operating as an independent public company place significant demands on Sunrise’s management, administrative, financial, legal, accounting and operational resources. Such requirements and their associated costs will be especially elevated until Sunrise is able to cease reporting under the Exchange Act in accordance with the rules that permit termination of Exchange Act reporting obligations for eligible companies. Sunrise has incurred, and expects to incur in the future, additional annual expenses related to these activities, and those expenses may be significant and could adversely affect its cash flow and results of operations.

It is worth noting that if Sunrise were to lose its foreign private issuer status, the compliance requirements under the Exchange Act would become more extensive, onerous and require changes to corporate governance practices. The associated additional legal and financial compliance costs would be significantly higher.

Sunrise may be unable to achieve the anticipated benefits expected to result from the spin-off, or such benefits may be delayed, may be less than anticipated or may never occur at all. Sunrise may not achieve these or other anticipated benefits for a variety of reasons, some of which are beyond its control, including, among others, volatility in the world financial markets, the diversion of management attention from operating and growing Sunrise’s business and litigation or other legal proceedings which may result from the spin-off. In addition, the anticipated benefits of the spin-off may be partially or fully offset by loss of synergies between Liberty Global and Sunrise resulting from the spin-off. These could be material to Sunrise and are not reflected in Sunrise’s historical financial statements.

As a result, Sunrise’s historical financial information is not necessarily representative of the results that it is achieving as a separate, publicly-traded company and may not be a reliable indicator of its future results.

The expenditures required to renew the portion of Sunrise’s spectrum expiring in 2028 are uncertain but may be significant.

Approximately 54% of Sunrise’s spectrum expires in 2028. In its sole discretion, the Swiss Federal Communications Commission (“ComCom”) may either hold a new spectrum auction, a criteria-based allocation or renew the spectrum expiring in 2028 that is currently held by Swiss telecommunications services providers, including Sunrise, at a price determined by ComCom without an auction (direct allocation). In all three scenarios, the cash expenditure required to renew this portion of its spectrum could be significant.

ComCom has communicated that frequency bands will be allocated by means of an auction if the demand for new and existing frequencies exceeds the available frequencies. Sunrise anticipates that in case of a spectrum auction or a criteria-based allocation, Sunrise’s cost to re-secure the spectrum it currently holds might be higher than if ComCom elects to follow a renewal procedure. In addition, regardless of the allocation method selected by ComCom, there is no certainty as to the timing of payments that Sunrise will be required to make to renew its expiring spectrum. ComCom, in its sole discretion, may require Sunrise to pay all fees due from Sunrise at the time of allocation, or it may agree to receive such fees in instalments.

A decline in ARPU in Sunrise’s mobile and fixed networks may adversely affect its business, revenues, earnings and cash flows if Sunrise fails to expand its subscriber base to offset ARPU declines.

From time to time, Sunrise has been, and may in the future be, required to lower service prices, increase promotional discounts or bundle additional services (such as roaming) in the base customer subscription fee to maintain its subscriber base and remain competitive as a result of industry competition, the increased prevalence of over-the-top (“OTT”) services, and other factors, some of which may be currently unforeseen and beyond its control. See “Item 3D. Risk Factors—Risks Relating to Industry and Operations—The telecommunications industry is mature, saturated, competitive and subject to price erosion.” Sunrise may also from time to time choose to lower service prices in order to expand its subscriber base and increase its market share. Decreasing ARPUs could have a material adverse impact on Sunrise’s revenues, earnings and cash flow if Sunrise fails for any reason to expand its subscriber base or reduce its costs to offset ARPU declines.

Sunrise is subject to inflation risks, which may adversely affect its results of operations.

Sustained high levels of inflation globally have had and could continue to have an adverse effect on Sunrise’s business, revenues, earnings and cash flows. In particular, Sunrise experienced cost increases associated with high levels of inflation in countries outside of Switzerland where some of its third-party suppliers, including IT and customer service providers, mobile device and CPE manufacturers and others are located. Sunrise may not be able to raise service prices sufficiently or rapidly enough to offset an increase in costs, particularly in light of strong price competition in the telecommunications industry. Therefore, Sunrise’s costs may rise faster than their associated revenue which would adversely affect Sunrise’s profitability.

Sunrise is exposed to the risk of default by the counterparties to its cash, derivative and other financial instruments and undrawn debt facilities.

Sunrise is exposed to the risk that its counterparties will default on their obligations to Sunrise. Sunrise cannot rule out the possibility that one or more of its counterparties could fail or otherwise be unable to meet its obligations to Sunrise. Any such instance of default or failure could have an adverse effect on Sunrises cash flows, results of operations, financial condition and liquidity. In this regard, (i) Sunrise may incur losses to the extent that it is unable to recover debts owed to it, including cash deposited and the value of financial losses, (ii) Sunrise may incur significant costs to recover amounts owed to it and such recovery may take a long period of time or may not be possible at all, (iii) Sunrise’s derivative liabilities may be accelerated by the default of a counterparty, (iv) Sunrise may be exposed to financial risks as a result of the termination of affected derivative contracts, and it may be costly or impossible to replace such contracts or otherwise mitigate such risks, (v) amounts available under committed credit facilities may be reduced and (vi) disruption to the credit markets could adversely impact Sunrise’s ability to access debt financing on favorable terms, or at all.

At 31 December 2024, Sunrise’s exposure to counterparty credit risk included (i) derivative assets with an aggregate fair value of CHF 0.2 million, (ii) trade receivables of CHF 387.3 million and (iii) cash and cash equivalents and restricted cash of CHF 352.4 million. For additional information regarding Sunrise’s debt and derivative instruments, see "Item 18. Financial Statements—Note 23. Borrowings" and “Item 18. Financial Statements—Note 24. Financial Instruments & Risk”..”

A goodwill impairment loss could have a material adverse effect on Sunrise’s results of operations and financial position.

As of 31 December 2024, Sunrise had CHF 6.0 billion of goodwill on its balance sheet, recorded primarily as a result of the Sunrise-UPC transaction. Sunrise tests the carrying value of goodwill annually in the fourth quarter or more frequently if any indications exist that goodwill may be impaired during the year. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment. If Sunrise at any time determines that the carrying value of goodwill exceeds its recoverable amount, it will need to record an impairment loss on its consolidated statement of income or loss, which could have a material adverse effect on Sunrise’s results of operations.

See “Item 18. Financial Statements—Note 3. Material Accounting Policies” for more information about Sunrise’s goodwill accounting policy and “Item 18. Financial Statements—Note 16. Goodwill” for more information about Sunrise’s goodwill.

Sunrise’s pension liability may reduce its cash flows, net assets, distributable reserves and its ability to pay dividends.

Sunrise provides retirement benefits to its employees in accordance with Swiss law by means of a pension plan operated by a pension fund that is a separate legal entity. Such pension plan is deemed to be a defined benefit plan under IFRS. As of 30 June 2024, Sunrise’s pension fund was overfunded and covered approximately 117.4% of Sunrise’s obligations under the pension plan, as determined under the Swiss accounting and actuarial rules applicable to the pension fund. However, there can be no assurance that Sunrise’s pension fund will be overfunded at all times. As of the reporting date for the Annual Report on Form 20-F, the pension fund has not yet disclosed the funding position as at 31 December 2024.Should Sunrise’s pension fund at any time have a significant underfunding according to Swiss actuarial rules, which would typically occur if the funding level drops below 90% as determined under such rules, Sunrise would be obliged to make additional contributions into the pension plan in addition to the regular contributions defined in the pension plan regulations. Any such contributions would divert cash from use for other purposes and may adversely affect Sunrise’s ability to execute its business strategy, finance its capital expenditures and operations, distribute dividends, repurchase its shares or service its debt.

Risks Relating to Industry and Operations

The Swiss telecommunications industry is mature, saturated, competitive and subject to price erosion.

The Swiss telecommunications industry is mature and saturated, with substantially all Swiss individuals receiving one or more telecommunications services. Accordingly, Swisscom, Sunrise and Salt, the primary telecommunications service providers in Switzerland, compete with each other to maintain and expand their respective subscriber base. In broadband, TV and fixed-line telephony, Sunrise also competes with certain municipally-owned entities and public utilities, which may be able to compete more effectively on price than Sunrise as they may not require a normal commercial return. Sunrise also competes against services delivered OTT services, which may make certain telecommunications services less attractive to customers or obsolete.

Although ARPUs for telecommunications services in Switzerland are higher than in the EU-15 countries (Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden and the United Kingdom) on an absolute basis, the cumulative effect of competitive pressures, coupled with limited potential for differentiation of telecommunications services, exerts downward pressure on prices for Swiss telecommunications services, which has resulted in the introduction of lower-priced brands as well as aggressive promotion campaigns. Sunrise, similar to other industry players, has also responded by beginning to diversify its product and service offerings to include value-added services, such as DaaS offerings and a home security product to residential customers, as well as cybersecurity, cloud storage and other services to business customers. However there can be no assurance that Sunrise will be successful in developing or commercializing such services or that such services will augment its revenues, earnings or cash flows significantly.

Sunrise may not be able to effectively respond to competitive pressures and could experience higher customer churn, fail to attract new customers or incur substantial costs and investments just to maintain its subscription base. Continued price erosion could require Sunrise to permanently decrease its service prices or offer aggressive promotional prices. In particular, if Sunrise is unable to manage its costs to support service prices that are as or more attractive to customers than the prices of its competitors while remaining profitable, it could have a material adverse effect on its business, revenues, earnings and cash flows.

Sunrise depends on its agreement with Swiss Towers AG for access to the majority of its mobile antenna sites and passive mobile infrastructure.

Sunrise’s access to approximately 56% of its mobile antenna sites and associated passive infrastructure is based on its long-term service agreement with Swiss Towers AG (“Swiss Towers”) which has an initial term of 20 years and may be extended for two additional terms of 10 years each, at Sunrise’s option. If Swiss Towers terminates the agreement in full in accordance with its terms, or if Sunrise terminates the agreement for good cause, Sunrise is entitled to maintain access to such sites and infrastructure by purchasing passive infrastructure and rights to Swiss Towers’ agreements with site owners from Swiss Towers at a discount to their fair market value (as determined in accordance with the agreement), which will vary depending on the circumstances of the termination. Such a purchase and assignment may entail significant expense and cause disruptions in Sunrise’s network, particularly in the case of any delays in the purchase or assignment process. Fixed and mobile infrastructure must generally be placed in specific geographical areas in order for the network to function effectively and efficiently. Accordingly, if such agreement with Swiss Towers were terminated prior to its scheduled expiration or not renewed upon its scheduled expiration and it were impossible or uneconomical for Sunrise to exercise its purchase and assignment right, or if Swiss Towers were unable to fulfill its obligations to Sunrise under the agreement for any reason, it may be difficult or impossible for Sunrise to find suitable replacements in a timely manner, on acceptable terms or at all, which could materially adversely affect Sunrise’s business, including its ability to operate its mobile network and its revenues, earnings and cash flows. See “Item 10. Additional Information—Item 10.C Material Contracts—Swiss Tower Master Services Agreement.”

Sunrise does not own all of its network infrastructure and equipment or the land on which it is constructed.

Sunrise relies on network access agreements, leases and other contracts with third parties for access to, and as a supplement to, certain of its fixed and mobile infrastructure. Sunrise supplements its owned fixed HFC network with network access agreements with Swisscom and municipal utility companies. Sunrise also enhances its mobile network coverage through an antenna-sharing agreement with Salt. All such agreements are referred to herein as “supplemental network agreements.” See “Item 4. Information on the Company—Item 4.D Property, plants and equipment.”

Sunrise’s supplemental network agreements may not be renewed or may be terminated in certain customary circumstances, such as for cause. The counterparties to the supplemental network agreements are Sunrise’s competitors. With the exception of Swisscom’s copper network, to which Swisscom is legally required to provide access at regulated prices, such counterparties are not required to contract with Sunrise on any particular terms or at all and, subject to compliance with applicable competition and other laws, there can be no assurance that they will continue to do so, particularly if doing so becomes competitively disadvantageous for them. Further, any difficulties or delays in interconnecting with other networks and services, or the failure of any operator to provide consistently reliable interconnection or other services to Sunrise, could adversely affect the reliability, coverage and quality of Sunrise’s networks. In case of termination, non-renewal or cessation of services under all or a substantial portion of supplemental network agreements, Sunrise may be required to incur capital expenditures in order to construct its own infrastructure and it may become competitively disadvantaged if its counterparties contract with its competitors but not with Sunrise.

Additionally, some of the equipment used in Sunrise’s fixed and mobile network is installed on private premises. Sunrise’s ability to conduct maintenance and upgrades or construct new equipment on such premises is subject to the property rights of the landowners. Disputes with these private landowners or legal proceedings involving their property may subject such equipment to encumbrances or cause it to be inaccessible, which could adversely affect Sunrise’s ability to operate its fixed and mobile network.

Any of the foregoing could lead to disruptions of Sunrise’s fixed and mobile networks or loss of network coverage, which could lead to a loss of subscribers, damage to Sunrise’s reputation (especially among business customers, who generally have higher service expectations) and otherwise materially adversely affect Sunrise’s business, revenues, earnings and cash flows. Disputes with counterparties to the foregoing contracts have also arisen in the past, and may in the future arise, and a failure of such disputes to be resolved without disruption to ongoing services may have similar consequences.

The telecommunications industry is significantly affected by technological changes, and Sunrise may not be able to effectively anticipate or react to these changes.

The telecommunications industry has historically been, and continues to be, significantly affected by technological changes in a variety of ways. Among other impacts, these changes may:

•enable improved telecommunications products and services, as in the case of FTTH broadband connectivity that is becoming increasingly attractive to customers because it offers higher download speeds;
•make certain telecommunications services less attractive to customers or even obsolete, as in the case of OTT services which continue to erode traditional TV, SMS and voice connectivity and embedded subscriber identity module technology that is eroding mobile roaming revenues; or
•enable improved quality and efficiency of certain operational or customer-facing processes, as in the case of artificial intelligence (“AI”) technologies used to optimize network operations or to automate and improve customer service.
Sunrise’s revenues, earnings, cash flows and profitability depend on its ability to timely adopt and successfully integrate new technologies to expand or improve its existing product and service offerings, proactively identify new revenue streams and improve cost efficiencies in its operations, all while meeting evolving customer expectations and regulatory requirements. It may also not receive the necessary licenses or meet the regulatory requirements to provide services based on new technologies and be negatively impacted by unfavorable regulation regarding the usage of any new technologies. If customers begin demanding new features or technologies adopted by one or more of Sunrise’s competitors, particularly if these competitors choose to emphasize the features or technology in their marketing, but Sunrise is unable to offer such features or technologies, Sunrise’s revenues, earnings and cash flows may be adversely affected unless and until it is able to offer such features or technologies.

Certain of Sunrise’s existing competitors or potential new entrants may have advantages over Sunrise in adopting certain new technologies. For example, Swisscom, due to its market position and financial capabilities, has the ability to create new market standards on a large scale in Switzerland by quickly introducing new advanced technologies. In addition, certain of Sunrise’s technology systems, like the systems of its current major competitors, are older, legacy systems that are less flexible, secure or efficient, and they may be difficult, expensive or impossible to integrate with new technologies. Sunrise may accordingly be disadvantaged in the implementation of new technology relative to new entrants or other competitors that have fewer or no legacy systems. Sunrise has experienced challenges with integrating new technology systems in the past, including in connection with the Sunrise-UPC transaction, and it is possible that it may experience such challenges in the future.

Sunrise’s failure to innovate, maintain technological advantages or respond effectively and timely to changes in technology could have a material adverse effect on its business, revenues, earnings and cash flows.

Any new technologies that Sunrise develops or adopts may not yield a positive return and may have unanticipated adverse consequences.

At the time Sunrise selects and advances one technology over another, it may not be possible to accurately predict which technology may prove to be the most economical, efficient or capable of retaining and attracting customers or stimulating subscription for and use of Sunrise’s products and services. Sunrise may therefore develop or implement a technology that does not meet customer expectations or achieve commercial success despite significant investment by Sunrise. For example, there can be no assurance that Sunrise’s planned investments in 5G SA active mobile infrastructure would be offset by revenues generated by services it can provide using such infrastructure.

New technologies developed or adopted by Sunrise may also be incompatible with other newly developed technologies or may lead to unintended consequences, controversies or regulatory scrutiny, which could adversely affect Sunrise’s reputation, brand equity, business and customers. For example, AI technology is in its early stages of commercial use and presents a number of risks, including risks related to lack of accountability and explainability, reliance on large volumes of data, cybersecurity, data practices and intellectual property. AI algorithms are based on machine learning and predictive analytics that may lead to unintended consequences, including generating “hallucinatory” content that is inaccurate, misleading or otherwise flawed, or resulting in outcomes that are biased or discriminatory. Using AI successfully, ethically and as intended will require significant resources, including the technical expertise required to develop, test and maintain AI-based services, as well as establishing and maintaining a robust AI governance framework. Further, an increasing number of countries are adopting content moderation and AI-specific regulations, including in particular in the European Union.Such regulations, including the EU Artificial Intelligence Act and its sanctions provisions, may apply extraterritorially to companies operating in Switzerland, including Sunrise. Switzerland does not yet have specific laws regulating AI, but AI may be subject to existing Swiss laws, including data protection law, criminal law and telecommunications law. On 12 February 2025, the Swiss Federal Council announced that it intends to regulate AI by implementing the Council of Europe's AI Convention in Switzerland, but through tailored sector-specific amendments to existing laws rather than by adopting a new horizontal AI regulation such as the EU Artificial Intelligence Act. The Swiss AI regulation is expected to be available as a draft for public consultation by the end of 2026.

Sunrise’s brands are subject to reputational risks and impairment.

Sunrise’s owned and licensed brands are valuable assets. A failure by Sunrise to, among other things, maintain its premium Sunrise brand image, product and service quality, the reliability of its networks, customer service quality or compliance with applicable regulations and stakeholder expectations about Sunrise’s ESG activities could damage the value of its brands.

In addition, Sunrise’s brands may be harmed by events or parties outside of its control, such as cyberattacks or improper conduct by third parties who interface with Sunrise’s customers, such as contracted customer service providers. This risk is particularly increased due to Sunrise’s reliance on sponsorships and endorsements to promote its premium brand image. It is possible that Sunrise’s brand reputation may be damaged by the conduct of those sponsors. Furthermore, some of Sunrise’s brands, such as Lebara, are trademarks that Sunrise licenses from third parties. Because Sunrise does not control the trademarks licensed to it, the reputation of such brands could be damaged by changes made by the licensors to such brands or their business models, as well as other factors outside of Sunrise’s control, which could in turn adversely affect Sunrise’s reputation, sales and results of operations.

A failure to protect Sunrise’s image, reputation and the brands under which Sunrise markets its products and services may have a material adverse effect on Sunrise’s business, revenues, earnings and cash flows.

Sunrise’s network infrastructure and IT systems are vulnerable to damage and disruptions.

Sunrise’s data centers and technical sites, which house many of its critical systems, owned and accessed third-party network infrastructure, as well as its data hosting and processing facilities and hardware supporting certain sophisticated IT systems, are vulnerable to damage and disruptions from numerous events beyond Sunrise’s control, including fire, flood, extreme temperatures, windstorms and other natural disasters, power outages, terrorist acts, lack of electric supply, equipment and system failures, hardware and software failures, security vulnerabilities, human errors and third-party criminal acts, including theft, cyberattacks and other breaches of network and IT security. While Sunrise’s data centers and technical sites are generally distributed across Switzerland, two key data hosting facilities are located within approximately 15 kilometers of each other, and some are located in areas that are vulnerable to certain natural disasters. While Sunrise has implemented disaster recovery and business continuity plans designed to prevent, detect and mitigate such disruptions or damages, these plans, or any similar plans implemented by owners of networks that Sunrise has contracted to access, may not be sufficient to protect against disruption if any of the above-mentioned events occur and there can be no assurance that Sunrise will be able to recover all data in the event of a catastrophe. In addition, changes in temperature, precipitation patterns and other factors associated with climate change may exacerbate the frequency and severity of the above-described natural events. The occurrence of network or IT system failures and business interruptions could harm Sunrise’s reputation and brand equity, limit Sunrise’s ability to maintain and expand its subscriber base, cause Sunrise to incur significant expenditures, result in regulatory sanctions or otherwise have a material adverse effect on Sunrise’s business, operations, revenues, earnings and cash flow.

Sunrise’s business may be adversely affected by opposition to construction or installation of passive and active mobile infrastructure.

The Swiss telecommunications industry has experienced opposition to construction or installation of passive and active mobile infrastructure, especially 5G infrastructure, including as a result of alleged health risks such as from non-ionising radiation, security and environmental concerns. As a result of such opposition, Swiss telecommunications service providers, including Sunrise, have faced, and may continue to face, disputes and negotiations in connection with the construction of or upgrades to individual mobile antennas. Individuals and activist groups have protested and filed legal actions against or related to building permits required to construct or upgrade such antennas. Sunrise has been, and may in the future continue to be, from time to time, party to such proceedings. For example, Sunrise is subject to legal proceedings which challenge the legality of its reliance on a simplified antenna permitting procedure when upgrading certain of its mobile antennas to “adaptive” 5G technology, which facilitates faster data transfer speeds. Following a recent adverse decision in a similar proceeding against Swisscom, all Swiss telecommunications companies, including Sunrise, are no longer able to follow simplified procedures for upgrades of their mobile antennas to adaptive 5G, resulting in more time and resources required to obtain permits and potentially increased risk that permits are not approved. For adaptive 5G antennas which had been previously permitted pursuant to a simplified procedure, all telecommunications companies, including Sunrise, are also required to resubmit permit applications pursuant to fulsome permitting procedures within a time period to be prescribed by the relevant local authority and it is possible that some or all such re-submitted applications may be denied. To date, certain cantons set deadlines for re-submission of six or 12 months, which in some cases Sunrise already complied with but in a few cases due to dependencies, for example required consent of the landlords, deadline will not be met. There is also uncertainty as to whether, in light of this decision, Swiss telecommunications service providers including Sunrise may be required to temporarily deactivate certain mobile antenna features that were installed pursuant to a simplified procedure until a fulsome procedure is complete, which may temporarily reduce mobile network coverage and quality. Telecommunications network infrastructure sites are also subject to the risk of protests, vandalism and other forms of sabotage or activism, which have occurred on Sunrise’s sites in the past and may occur in the future.

Any of the foregoing could require Sunrise to incur substantial capital expenditures, delay the construction or upgrades of its networks (including the rollout of 5G and 5G SA active mobile infrastructure), result in adverse regulatory developments caused by pressure from political parties or activist groups and otherwise have a material adverse effect on Sunrise’s business, revenues, earnings and cash flows.

Risks Relating to Customer Base and Contracts

If Sunrise is unable to successfully manage its customer churn, its revenues and cash flows may be reduced.

Sunrise’s ability to attract and retain customers depends on many factors, including, among others, its ability to offer competitive product and service offerings at competitive prices, provide customers access to the latest mobile devices and other technologies, convince customers to switch from competing operators or stay with Sunrise despite competing offers, maintain or improve its brand equity and customer service and protection, maintain or improve the reliability, coverage and functionality of its fixed and mobile networks and IT systems, increase converged subscriptions and develop, maintain or improve its published customer satisfaction ratings and successfully market a portfolio of value-added products and services. The various measures Sunrise has taken or may in the future take to reduce churn, including customer loyalty programs, value-add services, brand investments and customer experience improvement initiatives, may require substantial investment but may not reduce the rate of customer churn. Sunrise’s ability to retain subscribers is especially limited in the case of subscriptions which are prepaid or cancellable at any time by the subscriber. As of 31 December 2024, approximately 63% of Sunrise’s subscribers were not subject to active fixed-term contracts or device plans with Sunrise, allowing them to terminate their services at their option at any time without contractual penalties.

If Sunrise is unable to manage customer churn, its subscriber base will decrease, which would decrease its revenues and cash flows unless Sunrise is able to offset a decrease in its subscriber base with an increase in ARPUs, which could have a material adverse effect on Sunrise’s business, revenues, earnings and cash flows.

The legal relationships between Sunrise and its customers are generally based on standard contracts and forms; any errors in the documentation could therefore affect a large number of customer relationships.

Sunrise maintains contractual relationships with its customers. The administration of these relationships requires the use of general terms and conditions as well as various standard contracts and forms with a large number of individual customers. As a result, ambiguities or errors in the formulation or application thereof present a significant risk due to the large number of such documents that are executed. In light of legislative actions and judicial decisions that continue to develop, it is possible that not all of Sunrise’s general terms and conditions and standard contracts and forms will comply at all times with applicable legislation in Switzerland or be enforceable if legally challenged. For example, certain of Sunrise’s contracts provide for inflation linked mid-term service price increases. Certain Swiss consumer protection organizations have publicly opposed such clauses. On 17 June 2024, Stiftung für Konsumentenschutz, a Swiss consumer protection agency, commenced legal proceedings against Sunrise alleging that inflation-linked mid-term service price increase clauses in its consumer contracts are unenforceable. Although Sunrise has not to date implemented any price increases pursuant to such clauses, if such clauses are held to be unenforceable, it would limit Sunrise’s future ability based on such clause to offset the impact of inflation on its operating costs with subscription revenues. In such a case, Sunrise could only raise its prices by means of a unilateral contract amendment granting the customer an extraordinary right of cancellation. Should problems of application or errors occur, or should individual provisions or entire contracts or agreements become or be held invalid, numerous customer relationships could be affected as a result of Sunrise’s use of standard contracts and forms, leading to significant adverse consequences. Any such problems could have a material adverse effect on Sunrise’s reputation, business, revenues, earnings and cash flows.

If Sunrise fails to maintain or improve its customer service channels, Sunrise’s ability to maintain and grow its subscriber base could be materially adversely affected.

Sunrise’s customer services interactions occur primarily through its call centers, digital touchpoints and retail locations. If Sunrise fails to maintain a consistently high level of customer service, or a market perception develops that it does not maintain high-quality customer service, this could adversely affect its ability to maintain and increase its subscriber base or increase the cost of doing so, any of which could have a material adverse effect on Sunrise’s business, revenues, earnings and cash flows. Sunrise could be unable to maintain consistently high quality customer service for a number of reasons, some of which are beyond its control, including, among others: increases in the volume of customer interactions resulting from, for example, new offerings or initiatives; inability to attract, train and retain qualified customer service employees; failures in IT systems; failure of customer service innovations, such as chatbots and digital self-service portals, to operate as expected or be accepted by Sunrise’s customers; and cyberattacks, natural disasters, public health crises and other events causing business disruptions.

Failure to perform on major or high-value contracts could adversely affect Sunrise.

Sunrise has several major, complex and high-value government, national and multinational customer contracts, as well as long-term contracts for the provision of wholesale connectivity, international roaming services and MVNO services. Such contracts generally include minimum service quality and reliability commitments which Sunrise may be unable to meet due to a number of factors, including the ones described elsewhere herein, some of which may be beyond its control. Sunrise’s failure to meet its contractual commitments or otherwise meet the needs and expectations of such customers could lead to a termination or reduction in scope of such contracts, which would adversely affect Sunrise’s revenues, earnings and cash flows and could damage its reputation and brand equity. The revenue arising from, and the profitability of, these contracts is subject to a number of factors, including, among others: variation in cost, achievement of cost reductions anticipated in the contract pricing, delays in the achievement of agreed milestones owing to factors some of which may be outside Sunrise’s control, changes in customers’ needs, customers’ budgets, strategies or businesses, penalties for failing to perform against agreed service levels and the performance of Sunrise’s suppliers. Any of these factors could make a contract less profitable or even loss-making. Failure by Sunrise to manage and meet its commitments under these contracts or failure by customers to renew such contracts, as well as changes in customers’ requirements, their budgets, strategies or businesses, may lead to a reduction in Sunrise’s expected future revenues, earnings and cash flows under such contracts, which could have an adverse effect on its business and aggregate revenues, earnings and cash flows.

Risks Relating to Partners, Employees and Other Third Parties

Sunrise relies on third-party suppliers for certain of its products and services and outsources certain of its operations.

Sunrise relies on third-party vendors for equipment, services, TV content and software that Sunrise uses in order to provide services to its customers, as well as for certain of its operations, including the maintenance of its networks, logistics, IT operations, development and testing services and significant parts of its call centers. Sunrise has experienced, and may in the future experience, interruptions in the supply of products and services from third parties for a number of reasons many of which are beyond its control, including various operational risks applicable to its suppliers, including labor shortages, global conditions, natural disasters, security vulnerabilities, human errors and third-party criminal acts. For example, Sunrise’s supply of mobile devices was adversely impacted by the worldwide chip shortage in 2020 and 2021 and Sunrise also experienced supply delays associated with global supply chain disruptions driven by geopolitical challenges and the COVID-19 pandemic. Sunrise has also experienced decreases in sales volume and reductions in service quality due to shortages of skilled personnel experienced by its customer service and sales outsourcing partners.

Certain of Sunrise’s agreements with suppliers may be short-term and terminable upon relatively short notice or for good cause under Swiss legal principles governing indefinite and long-term contracts (for example, if continuation of the agreement is, in good faith, unacceptable to the terminating party for any reason). The renewal of such agreements at expiry may require the renegotiation of certain terms thereof, and the outcome of renegotiations may be unfavorable to Sunrise. Some of Sunrise’s supply agreements require Sunrise to purchase minimum quantities of products, which may require Sunrise to purchase product inventory which it may not be able to resell within a reasonable time or at all. Last, pursuant to limitations in certain of its contracts, Sunrise may not recover all direct and indirect damages, including lost revenue and lost profit, that it may experience if its suppliers do not perform their contracts in a satisfactory manner or at all.

Sunrise has decreasing visibility and influence over supplier practices the further upstream the supplier is. Any actual or alleged breaches of the conduct required of Sunrise vendors, or any applicable laws or regulations, by an upstream supplier of Sunrise may result in reputational damage, costs of investigation, supply disruption and loss of customers.

If for any reason Sunrise is unable to source sufficient amounts of required equipment, services, TV content and software from its suppliers on acceptable terms or at all, Sunrise may be unable to provide products and services to its customers and fulfill its contractual commitments to them, which could reduce customer satisfaction levels; lead to network disruptions; lead to a loss of subscribers; damage its reputation; be subject to penalties, disputes and litigation; and otherwise have an adverse effect on its business, revenues, earnings and cash flows.

If Sunrise fails to maintain or expand its distribution channels, Sunrise’s ability to maintain and grow its subscription base could be materially adversely affected.

Sunrise relies on its website, mobile applications, call centers, sales representatives, retail locations and third-party distributors and partners to generate sales and sales leads. Sunrise’s website, mobile applications, call centers and other digital sales channels, as well as IT systems supporting nondigital sales channels, are vulnerable to outages and other disruptions. Sunrise may not be able to secure new or renew existing retail location lease contracts on favorable terms or at all, and it may be unable to recoup costs of opening new locations if they do not generate sufficient revenue for any reason. Sunrise’s third-party distributors may generally terminate their contracts with Sunrise at any time upon three to six months’ notice or become unable to perform their obligations due to insolvency, financial distress or as a result of a merger or change in ownership. Such distributors may also have relationships with Sunrise’s competitors and may choose to promote competitors’ services more actively, particularly if Sunrise’s competitors are able to offer them better incentives than Sunrise. Competitors may be able to secure larger third-party distribution networks than Sunrise or vertically integrate with Sunrise’s distributors, enabling them to generate more sales than Sunrise. If Sunrise fails to maintain and expand its distribution channels, this could have a material adverse effect on Sunrise’s business, revenues, earnings and cash flows.

The loss of key personnel or employees may have an adverse impact on Sunrise.

The successful execution of the Sunrise strategy depends in part on the ability to attract, develop and retain key personnel. There is high demand and strong competition for experienced and appropriately skilled personnel in the technology sector. In addition, there is increased scrutiny on companies’ diversity, equity, and inclusion initiatives. There can be no assurance that Sunrise will be able to continue to attract, develop and retain the qualified personnel needed and who bring the opportunities and benefits associated with diverse backgrounds, experiences, and skill sets.

Sunrise may not be able to renew its existing collective employment contract on reasonable terms or at all and it may otherwise from time to time be subject to employment litigation.

As of 31 December 2024, 63% of Sunrise’s workforce in Switzerland was covered by a collective employment contract with Syndicom, a Swiss trade union, which came into force on 1 January 2022. The collective employment contract will be extended automatically to 31 December 2026 if the collective employment contract is not terminated by either party by 30 June 2025. If a renegotiation is triggered, Sunrise may not be able to renew its collective employment contract on reasonable terms or at all. Negotiations could result in higher personnel or other costs, as well as increased operational restrictions. A failure to reach an agreement on certain key issues could result in strikes, lockouts or other work stoppages, which could further increase Sunrise’s labor costs and operating restrictions, which could in turn adversely affect Sunrise’s business, revenues, earnings and cash flows.

Sunrise has conducted and may in the future conduct reductions in workforce. If Sunrise fails to adhere to the requirements articulated by Swiss employee protection laws, especially in connection with workforce reductions, it could face legal actions brought by affected current or former employees, and Sunrise may incur losses and experience damage to its reputation (especially as an employer), any of which could adversely affect Sunrise’s business, revenues, earnings and cash flows.

If Huawei is ever prohibited from operating in Switzerland, or Huawei’s equipment is prohibited from being used in Switzerland, Sunrise would be required to incur substantial additional expenses.

Most of Sunrise’s existing active mobile infrastructure has been sourced and installed by Huawei and Sunrise plans to rely on Huawei for equipment procurement and installation in the future. In addition, Huawei operates and maintains Sunrise’s mobile network and a part of its fixed network. In December 2023, the Swiss Federal Department of Environment, Transport, Energy and Communications was tasked with presenting a draft revision of the Telecommunications Act (Fernmeldegesetz of 1997, as amended) (the “Telecommunications Act”) that would implement measures to reduce geopolitical risks associated with the development of 5G infrastructure and otherwise strengthen the security of telecommunications and digital infrastructure, including by prohibiting high-risk vendors from providing equipment or network services to Swiss telecommunications providers. Such a revision, if implemented, could entitle the regulator to require Sunrise to cease contracting with those deemed to be high-risk vendors.

If Huawei is determined to be a high-risk vendor, Sunrise may be required to remove and replace all or part of the Huawei equipment that is currently in use in its mobile network, which would require significant capital expenditures and time to complete and may result in mobile network disruptions (which could be prolonged) or a reduction in mobile network quality or coverage. In addition, Sunrise may be required to contract with one or more vendors instead of Huawei to maintain and operate its mobile and part of its fixed network, which is likely to result in an increase in the price for such services and may result in a reduction in service quality. Any of the foregoing could cause Sunrise to lose subscribers, damage its reputation, adversely affect its ability to maintain, operate and expand its mobile network and otherwise materially adversely affect Sunrise’s business, revenues, earnings and cash flows.

In addition, even if Huawei is not banned in Switzerland, the continued use of Huawei equipment and technology within Sunrise’s network could have a negative impact on Sunrise’s reputation if customers perceive Huawei equipment to be less secure than the equipment sourced from other providers or otherwise come to view businesses that partner with Huawei unfavorably, particularly if Sunrise’s competitors choose to emphasize this in their marketing communications.

Sunrise is subject to the risk of fraudulent or otherwise improper behavior by its customers, distribution partners, suppliers, employees and others, which Sunrise’s risk management and internal controls may not prevent or detect.

Sunrise is subject to the risk of fraudulent or improper behavior by its customers, distribution partners, suppliers, employees and others with whom Sunrise deals, as well as parties unrelated to Sunrise. Sunrise’s processes and internal controls may be insufficient to effectively prevent or detect inadequate practices, fraud and violations of law or Sunrise’s policies by its subsidiaries, intermediaries, employees, outsourced staff, directors and officers. Sunrise may be exposed to the risk that such persons receive or grant inappropriate benefits or generally use corrupt, fraudulent or other unfair business practices. In addition, employees could use Sunrise’s information, confidential customer information or other confidential information provided by third parties to Sunrise for personal or other improper purposes, as well as misrepresent or conceal improper activities from Sunrise. Sunrise has from time to time experienced, and may in the future experience, employee fraud, such as cash and inventory theft and sales commission fraud, as well as employee errors and other actions that could subject it to financial claims for negligence or otherwise as well as regulatory actions.

Fraudulent or improper behavior could result in loss of business or revenue, increased costs, harm to Sunrise’s reputation and brand equity, as well as litigation and financial losses resulting from the need to reimburse customers or business partners or fines or other regulatory sanctions. Any of the foregoing could have a material adverse effect on Sunrise’s business, revenues, earnings and cash flows.

Risks Relating to Regulation and Tax

Sunrise is subject to extensive regulation and has been, and may in the future be, adversely affected by changes in laws, regulations or policy.

Sunrise operates in an extensively regulated industry with a limited number of competitors. Should regulatory authorities find that Sunrise is “dominant” in any market in which it operates or that it has engaged in anti-competitive practices, it may be subject to increased regulation (including regulation of its service prices), as well as changes in its business practices prompted by regulators or activists. For example, Sunrise has been fined by the Swiss Federal Competition Commission (the “Competition Commission”) for failure to give Swisscom access to its broadcasts of Swiss National League ice hockey games and was compelled to provide such access to Swisscom. Telecommunications regulations in Switzerland are evolving. Potential changes in laws and regulations include but are not limited to further liberalization of the access regime; the abolition of international roaming tariffs; and the introduction of levies on internet access subscriptions in order to compensate rights holders for copying and transmitting of protected works. To date, Swiss telecommunications regulators have generally refrained from regulating the industry as heavily as it is regulated in the European Union, including with respect to customer pricing and wholesale access to fibre networks. Should this regulatory approach change, Swiss telecommunications companies, including Sunrise, may be subject to lower revenues and margins, higher compliance costs and restrictions on certain operations and business practices. If the Swiss authorities regulate wholesale access to fixed fibre networks and require owners of such networks to provide wholesale access to all telecommunications companies at regulated prices, this could reduce any competitive advantage that Sunrise may have by virtue of its contractual wholesale access relationships.

Sunrise is also subject to a variety of other laws and regulations, including those related to anti-corruption and bribery, environment, health and safety. Sunrise is currently conducting and may in the future have to conduct, or be the subject of, investigations related to contamination at its infrastructure sites. Batteries and diesel generators at certain of its antenna sites may cause spills resulting in contamination of the environment. Sunrise has also experienced and may in the future experience accidents or incidents affecting the health, safety and well-being of its employees and third parties, particularly at certain of its infrastructure sites.

Failure to comply with any regulation may result in investigations, enforcement actions, fines and other penalties, restrictions on operations and business practices, reputational damage, loss of subscribers, litigation and other adverse impacts on Sunrise’s business, revenues, earnings and cash flows. Changes in laws, regulations or governmental policy or the interpretation or application of laws or regulations affecting Sunrise’s activities and those of its competitors could significantly increase Sunrise’s regulatory compliance costs, restrict Sunrise’s operations, cause it to incur significant expenses or consume significant time and resources.

Sunrise requires spectrum allocations as well as other licenses and permits, to deliver services to its subscribers.

Sunrise requires spectrum allocations, microwave, network and broadcasting licenses and building permits and other licenses to operate its business. Sunrise’s spectrum allocations in particular are required to enable Sunrise to deliver mobile services. Spectrum allocations are issued for a limited time and new allocations must be obtained upon expiration or to support additional traffic on the network or deploy new mobile network technologies. There can be no assurance that Sunrise will be able to obtain such allocations on the same terms, for the same type and amount of spectrum, or at all. To the extent that Sunrise is for any reason unable to renew a substantial portion of its spectrum allocations upon expiry or otherwise, it will be able to continue operating its mobile network, but the service quality will decline, with users experiencing lower voice connection quality, dropped calls, slower mobile data speeds, reduced geographic network coverage or other adverse impacts on connectivity, which could cause Sunrise to lose existing subscribers or limit its ability to attract new ones. While Sunrise is unable to reliably estimate the impact of such a service quality decline on its subscriber base, revenues, earnings and cash flows, such impact could be material. Obtaining spectrum allocations upon expiry thereof or if new allocations are required also requires significant expense. See “Item 3D. Risk Factors—Risks Relating to Sunrise’s Financial Position—The expenditures required to renew the portion of Sunrise’s spectrum expiring in 2028 are uncertain but may be significant.” Sunrise’s spectrum allocations could also be revoked by the relevant regulatory authority, without reimbursement of the license fees paid by Sunrise, if Sunrise experiences, among other things, changes in factual or legal circumstances.

In addition, Sunrise’s mobile network is supported by a significant number of antenna sites, which must generally be located in specific geographical areas in order to ensure appropriate mobile network coverage. Sunrise and network operators whose antenna sites Sunrise accesses require various building and other permits to construct and upgrade equipment at such sites. Delays in or failure to secure such permits could lead to delays in construction and activation of antenna sites.

If Sunrise is unable to maintain, renew existing or secure new licenses, permits and other authorizations necessary to operate its business now or in the future, it may have to cease certain of its operations or services and may be unable to maintain its existing subscribers or attract new ones, any of which could have a material adverse effect on its business, revenues, earnings and cash flows.

Sunrise may be subject to financial risks related to tax compliance.

Sunrise and its affiliates are subject to corporate income taxes, dividend withholding taxes as well as non-income-based taxes, such as stamp duties and value-added tax in Switzerland, the Netherlands (due to the jurisdiction of incorporation of Sunrise’s financing holding company), Portugal (due to certain customer service activities conducted by Portugal-based personnel) and certain other jurisdictions (due to certain international services and other activities). Tax regulations are complex and evolving, and significant judgment, for example with respect to transfer pricing, is required to determine Sunrise’s tax liabilities. In the fourth quarter of 2024, Sunrise reached a pre-final settlement with the Canton Zurich tax authority regarding the previously disclosed tax audit for fiscal years 2019 to 2021 performed during 2024. The pre-final settlement figure agreed covered fiscal years 2019 to 2024 and amounted to approximately CHF 60 million. As a result, Sunrise recognized significant prior year taxes in the fiscal year 2024, which will be cash settled via amended returns on a cantonal basis largely during 2025 (CHF 38 million), with diminishing phasing over the years 2026 (CHF 18 million) and 2027 (CHF 4 million). Tax Audit adjustments for prior years will result in the utilisation of the historic net operating losses and Sunrise currently expects to become a full taxpayer already in fiscal year 2028 (tax expense) with an effective rate of approximately 17%. Any changes in the assumptions underlying the expense or the final resolution with the tax authorities, once available, could result in adjustments to the recognized tax provisions in future periods. Sunrise may be subject to tax audits in the future. In connection with the current and any future tax audits, tax authorities may challenge and disagree with Sunrise’s judgments with respect to transfer pricing or otherwise and assess additional taxes and related penalties against Sunrise in amounts which may be material, as well as require Sunrise to make different judgments in the future. Sunrise may be required to engage in litigation to challenge any such assessments, which may be costly and distracting to management even if its outcome is favorable. Any of the foregoing could have a material adverse effect on Sunrise’s business, earnings and cash flows.

Risks Relating to Intellectual Property and Cybersecurity

Sunrise may be subject to intellectual property infringement claims by others and may be unable to adequately protect its own intellectual property rights.

Sunrise uses technologies that are or may be protected by third parties’ rights, including in its CPE, network infrastructure, mobile devices sold to customers and its IT systems, and third parties may allege that Sunrise has infringed their intellectual property rights with respect to such technologies, which may result in litigation. Sunrise’s own proprietary intellectual property consists primarily of its trademarks and copyrighted software. Sunrise has in the past commenced, and may in the future be required to commence, trademark infringement proceedings against third parties to enforce and protect its trademarks, and it may in the future be required to commence proceedings to protect its copyrighted software. Any intellectual property litigation or proceeding could be costly and divert management resources from the business, regardless of outcome. An unfavorable decision could result in the loss of Sunrise’s proprietary rights, which may require Sunrise to pay additional licensing and royalty fees which may be significant, particularly if the infringement affects products or services deployed among a large portion of its customers.

In addition, Sunrise incorporates open source software in its software and systems and expects to continue to do so in the future. Open-source software is generally freely accessible, usable and modifiable. Pursuant to open source licenses, Sunrise may be required to offer its proprietary software that incorporates the open source software for no cost, release source code for modifications or derivative works it created or license such modifications or derivative works under the terms of the open source license. If an author or other third party that distributes open source software that Sunrise uses were to allege that Sunrise had not complied with open source software licenses, Sunrise could incur significant legal expenses defending against such allegations and could be subject to significant damages, including being enjoined from offering the components of its software that contains the open source software and being required to comply with the conditions of the license, which could disrupt its ability to offer the affected software and require it to devote additional resources to change its products. Sunrise could also be subject to proceedings by parties claiming ownership of what Sunrise believes to be open source software, which may be costly to defend. Additionally, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide updates, warranties, support, indemnities, assurances of title or controls on origin of the software, and are provided on an “as-is” basis. Likewise, some open source projects, which are also provided on an “as-is” basis, have known security and other vulnerabilities and architectural instabilities, or are otherwise subject to security attacks due to their wide availability, and are provided on an “as-is” basis.

Sunrise’s and third-party IT systems are vulnerable to security breaches and cyberattacks.

Sunrise’s success depends, in part, on the continued and uninterrupted performance of its IT and network systems, including its fixed and mobile network components, internet sites, data hosting and processing facilities and other hardware, software and technical applications and platforms, as well as Sunrise’s customer service centers. Some of these systems and facilities are managed, hosted, provided or used by third-party providers or their vendors. Sunrise’s and its third-party providers’ systems and equipment, and CPE that Sunrise provides to its customers, are subject to disruptions, security breaches, cyberattacks, malicious human acts, human errors and security flaws. Sunrise has from time to time been the target of security breach attempts and expects to be subject to similar attacks in the future. Security breaches or cyberattacks from any source could cause significant disruptions to Sunrise’s or its third-party providers’ operations, require Sunrise to incur significant costs and materially adversely affect Sunrise’s business, revenues, earnings and cash flows.

Sunrise and its third-party service providers may not be able to anticipate, detect or respond in an adequate and timely manner to attempts to obtain unauthorized access to, disable or degrade Sunrise’s or its third-party service providers’ systems. In some cases, anticipation, detection and response efforts may depend on third parties who may not deliver products or services to Sunrise that meet the required contractual standards due to error, defect, delay, outage or for another reason beyond Sunrise’s control. In addition, cyberattack techniques are becoming increasingly complex, sophisticated and difficult to promptly detect. Employees working from home as a response to public health emergencies, epidemics, pandemics or other factors and longer-term shifts towards remote or hybrid work may increase cybersecurity risks. The risk of cyberattack may also be heightened in the context of ongoing conflicts and in response to sanctions imposed, such as increased cyberattacks associated with the Russia-Ukraine conflict. Given its critical status, telecommunication infrastructure, including the infrastructure operated by Sunrise or its third-party providers, is at heightened risk of physical or cyberattacks by nation states, terrorist or other groups. The changing cybersecurity landscape could require Sunrise to devote significant resources to prevent, detect and mitigate the impact of cybersecurity breaches.

Sunrise’s cyber liability insurance, which provides third-party liability and first-party liability insurance coverage, may not be sufficient to protect against all of Sunrise’s businesses’ losses from any future disruptions or breaches or other events as described above. Costs for insurance may also increase as a result of increased threats, and certain insurance coverage may become more difficult or impossible to obtain.

Sensitive personal data could be subject to misappropriation, misuse, leakage, falsification or accidental release or loss of information, and Sunrise may fail to comply with data protection legislation or appropriate practices.

Through Sunrise’s operations, sales and marketing activities, Sunrise and its third-party providers collect and store a large amount of personal information related to Sunrise’s customers. This may include phone numbers, e-mail addresses, ID card numbers, contact preferences, personal information stored on electronic devices and payment information, including credit and debit card data. Sunrise also gathers and retains information about its employees in the normal course of business. In many cases, Sunrise may share this personal information with third-party service providers that assist with certain aspects of Sunrise’s business.

The confidentiality or integrity of the data held by Sunrise or its third-party providers could be compromised by, among other things, unauthorized access, misappropriation, misuse, leakage, falsification or accidental release or loss. Sunrise has experienced data breach incidents in the past and may experience them in the future. A compromise of the confidentiality or integrity of Sunrise’s data could lead to regulatory fines and other sanctions, litigation, significant costs required to remedy breaches, damage to Sunrise’s reputation and brand equity, disruptions in Sunrise’s operations and otherwise have a material adverse effect on its business, revenues, earnings and cash flows.

Sunrise is subject to laws regarding the protection, privacy and security of personal information, such as the Swiss Federal Act on Data Protection (Bundesgesetz über den Datenschutz of 25 September 2020 (Status as of 1 September 2023)) (the “Federal Data Protection Act”) and -in specific cases - Regulation (EU) 2016/679 (General Data Protection Regulation, or “GDPR”), and expects the regulatory landscape to continue to evolve. Data protection laws may impose restrictions on data practices which may necessitate changes to Sunrise’s operations, impact operational efficiency, prevent the application of certain marketing and sales initiatives and result in increased regulatory and compliance costs. Also, compliance with data privacy laws has become more complex and compliance costs have increased significantly and may continue to do so. Sunrise may not be fully compliant with the Federal Data Protection Act or other applicable data protection legislation at all times. Failure to comply with data protection laws or laws related to use of personal data in marketing (such as laws concerning use of cookies and similar techniques) could subject Sunrise to potentially significant liability, including litigation, investigation, regulatory actions or other actions by local, cantonal or federal authorities, and may result in, among other consequences, penalties and fines (which may not be covered by Sunrise’s insurance policies or contractual protections and which may be significant, particularly if imposed under the GDPR), required remedial actions, as well as reputational harm, negative publicity and increased customer churn, any of which could have a material adverse effect on Sunrise’s business, revenues, earnings and cash flows.

In addition, there is increasing public awareness of privacy and data security issues. Practices that may be perceived to be inappropriate or overly intrusive by consumers (for example, personalized advertising and use of consumer data in training AI models), as well as any failure by Sunrise to keep up with consumer preferences towards the use of their personal data, may result in as reputational harm, negative publicity and increased customer churn, any of which could have a material adverse effect on Sunrise’s business, revenues, earnings and cash flows.

Generally Applicable Risk Factors

Unfavorable conditions in and outside Switzerland may materially adversely impact Sunrise’s business, revenues, earnings and cash flows.

Although Sunrise has historically benefitted from the Swiss macroeconomic environment, there can be no assurance that, among other things, Swiss inflation, interest rates and corporate taxes will remain low or lower than the EU-15, that its GDP per capita will remain high or higher than that of the EU-15 or that the Swiss currency will remain stable. Unfavorable economic conditions in Switzerland, which is the only country in which Sunrise provides its products and services, may impact the size of Sunrise’s subscriber base or the prices Sunrise is able to charge for its products and services, as subscribers may be more likely to, among other things, downgrade or disconnect their services, place fewer international calls or adopt new value-added services at a slower rate than expected or not at all, or to increase Sunrise’s bad debt expense. Macroeconomic and other conditions impacting travel to or from Switzerland could negatively impact revenue from roaming fees.

Adverse public health, geopolitical and climate conditions could have a material adverse impact on Sunrise’s business, revenues, earnings and cash flows.

Sunrise may be adversely impacted by public health emergencies, epidemics and pandemics and government responses thereto. For example, the COVID-19 pandemic required Sunrise to implement a remote work policy, implement additional public health protocols in the context of maintaining and operating its networks and close certain of its retail stores, resulting in business disruptions. It also adversely affected the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. The impact of any such future event or condition may be different and cannot be predicted.

In addition, political unrest and geopolitical conflicts (such as the Russia-Ukraine conflict and conflicts in the Middle East) have disrupted and may further disrupt global supply chains and heighten volatility of global financial markets, as well as increase the incidence of cyberattacks against critical infrastructure, including Sunrise’s networks. While Sunrise does not have direct operations in conflict areas, Sunrise has one supplier located in Moldova, which could be impacted by an escalation of the Russia-Ukraine conflict. Any escalation in current or emerging conflicts could worsen the foregoing effects or create new adverse conditions that Sunrise cannot predict.

The operation of Sunrise’s networks requires a substantial amount of electricity. Geopolitical conflict has led and could in the future lead to energy costs increases in Switzerland. It could also in the future lead to electricity shortages. Switzerland relies on energy imports, including Russian natural gas, to meet energy demands during the winter months. The Swiss government has stated that it may resort to rolling blackouts due to potential energy shortages as a result of the Russia-Ukraine conflict and possible disruptions in gas supplies and Sunrise as well as other telecommunications operators have prepared plans to address energy shortages should they occur. The cost of electricity may also increase due to the effects of climate change, such as increase in global temperatures and in the frequency and severity of weather-related events. Any energy cost increases or shortages or governmental responses to such disruptions could have a material adverse impact on Sunrise’s ability to conduct its operations and its revenues, earnings and cash flows.

Environmental, social and governance risks may adversely impact Sunrise’s business.

Sunrise may be unable to adapt to or comply with increasingly demanding expectations from analysts, investors, customers and other stakeholders and new regulatory diligence and reporting or other legal requirements related to ESG issues, including Sunrise’s impact on the environment or the origin of raw materials in some of its products. Expectations and requirements may differ among stakeholders, may be based on diverging calculations or other criteria and may experience material changes as they are emerging. Sunrise may not be able to meet its ESG objectives (including its CO2 emission reduction targets) for a variety of reasons, including factors outside of its control. A failure to comply with any requisite ESG standards or meet ESG goals or expectations could adversely affect Sunrise’s reputation, have a negative impact on its relationships with investors, employees and customers, hinder Sunrise’s access to capital or the cost thereof or otherwise significantly increase Sunrise’s costs, all of which could have a material adverse effect on Sunrise’s business, revenues, earnings and cash flows.

Climate-related risks may adversely impact Sunrise’s business.

At the end of 2024 following the completion of the spin-off, Sunrise conducted a climate change risk assessment (the “Assessment”) in accordance with applicable Swiss law to identify key risks and opportunities under two opposing climate scenarios. The Assessment adhered to the recommendations set out in the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (“TCFD”) guidelines to evaluate Sunrise’s physical and transition risks as an independent entity.

Certain of the transition risks identified by the Assessment have the potential to impact costs, access to capital, market share, operational processes and rollouts, the ability to meet consumer needs and regulatory fines or litigation. These include, among others:

•increased exposure to rising energy costs and carbon taxation driven by rising data demands;
•growing climate compliance and disclosure demands with associated impacts on operational processes;
•rising costs and reduced availability of critical raw materials (e.g., copper, lithium, rare earth metals) and low-carbon alternatives;
•increasing customer and investor sustainability expectations; and
•insufficient adoption of circular economy practices and efficient product design.

The physical risks identified by the Assessment include, among others, acute physical hazards, such as extreme weather events, and chronic physical conditions that may lead to rising temperatures and prolonged heatwaves. These have the potential to impact infrastructure operations and maintenance, energy stability and costs, water consumption, insurance coverage and premiums and indirect impacts such as through the supply chain.

There can be no assurance that Sunrise will be successful with respect to acquisitions, dispositions, joint ventures, partnerships or other strategic transactions, or that it will achieve the anticipated benefits thereof.

Sunrise has sought and completed, and expects to continue to seek and complete, attractive acquisitions, dispositions, joint ventures, partnerships or other strategic transactions. Sunrise’s ability to successfully execute any such future transaction may be limited by many factors, including market conditions, government regulation, availability of financing, its or its counterparty’s debt covenants, complex ownership structures among potential targets, acquirers, joint ventures or partners, disapproval by shareholders of potential targets or acquirers and competition from other potential acquirers, including private equity funds. Sunrise may finance future acquisitions and other inorganic growth strategies by issuing equity to finance or refinance the consideration in any such transactions, which would dilute the ownership interests of its shareholders, or incur significant debt in connection with acquisitions.

Even if Sunrise is successful in completing such transactions, its ability to realize the anticipated benefits of such transactions will depend, to a large extent, on its ability to integrate the acquired business in a manner that facilitates growth opportunities and achieves the projected cost savings, which may be challenging. For example, Sunrise has experienced challenges with integrating different technology systems following the Sunrise-UPC transaction. Factors beyond Sunrise’s control could affect the total amount or timing of integration costs, and many of these costs, by their nature, are difficult to estimate accurately. These costs could exceed the costs historically borne by Sunrise and offset, in whole or in part, the expected synergies. Expected synergies and benefits may not be realized in the amounts anticipated, within the expected time frame, at the expected cost or at all. Strategic transactions may fail to further Sunrise’s business strategy as anticipated, expose Sunrise to additional liabilities associated with an acquired business, some of which Sunrise may be unable to anticipate and for which it may not be indemnified by the target, disrupt its existing business, distract management and result in the loss of key employees, business partners and customers.

Risks Relating to Sunrise’s Relationship with Liberty Global

Following the spin-off, conflicts of interest, or the appearance of conflicts of interest, may develop between the executive officers and directors of Liberty Global, on the one hand, and the executive officers and directors of Sunrise, on the other hand.

Certain of the directors and executive officers of Liberty Global also serve as members of the Sunrise Board and own both Liberty Global Common Shares and Sunrise ADSs or Sunrise Shares and thus have a financial interest in both companies. In particular, Mr. Fries, the Chief Executive Officer and President of Liberty Global and Vice Chairman of the Liberty Board, serves as the Sunrise Chair, see “Item 6. Directors, Senior Management and Employees—Item 6.A Directors and senior management.” This overlap of roles and financial interests could create, or appear to create, actual or potential conflicts of interest when Liberty Global’s directors and executive officers and members of the Sunrise Board and members of the Executive Committee of Sunrise (the “Sunrise Executive Committee”) face decisions that could have different implications for Liberty Global and Sunrise.

For example, potential conflicts of interest could arise in connection with the resolution of any dispute between Liberty Global and Sunrise regarding terms of the agreements governing the relationship between Liberty Global and Sunrise after the spin-off, including, among others, the master separation agreement, the tax separation agreement and the transitional services agreements or any commercial agreements between the parties or their affiliates.

If Liberty Global is unable for any reason to effectively provide services to Sunrise pursuant to the companies’ services arrangements, or if Sunrise is unable to adequately, timely and cost-effectively replace such services once such arrangements expire, Sunrise’s business could be adversely affected.

Neither Liberty Global nor any of its affiliates have any obligation to provide financial, operational or organizational assistance to Sunrise and its subsidiaries other than those services to be provided pursuant to existing services agreements, including services agreements that Liberty Global and Sunrise entered into in connection with the spin-off, see “Item 10. Additional Information—Item 10.C Material Contracts.” If Liberty Global does not provide these services to Sunrise effectively or at all for any reason, or if Sunrise is not able to timely, adequately and cost-efficiently replace such services with internal resources or vendor agreements once such arrangements expire or if they are for any reason terminated, then Sunrise may not be able to operate its business effectively and its profitability may decline.

Potential indemnification liabilities to Liberty Global pursuant to the agreements entered into in connection with the spin-off could materially and adversely affect Sunrise’s business, financial condition, financial performance and cash flows.

The agreements Sunrise entered into with Liberty Global in connection with the spin-off, among other things, provide for indemnification obligations designed to make Sunrise financially responsible for substantially all liabilities that may exist relating to its business activities, whether incurred prior to or after the spin-off. If Sunrise is required to indemnify Liberty Global under the circumstances set forth in the agreements it enters into with Liberty Global, Sunrise may be subject to substantial liabilities. Please refer to the section entitled “Item 10. Additional Information—Item 10.C Material Contracts.”

The terms that Sunrise receives in its agreements with Liberty Global may be less beneficial to Sunrise than the terms Sunrise may have otherwise received from unaffiliated third parties.

The agreements Sunrise extended or entered into with Liberty Global in connection with the spin-off were prepared while Sunrise was still a wholly owned subsidiary of Liberty Global. Accordingly, during the period in which the terms of those agreements were prepared, Sunrise did not have an independent board of directors or a management team that was independent of Liberty Global. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. For more information on the agreements Sunrise has entered into, please refer to “Item 10. Additional Information—Item 10.C Material Contracts.”

Sunrise may have a significant indemnity obligation to Liberty Global, which is not limited in amount or subject to any cap, if the spin-off is treated as a taxable transaction due to certain actions by Sunrise. In addition, Sunrise is responsible for, and has agreed to indemnify Liberty Global for, certain taxes that are attributable to or otherwise relate to the Sunrise group, and for taxes that are attributable to certain internal restructuring steps taken prior to the spin-off.

Pursuant to the tax separation agreement that Sunrise entered into with Liberty Global in connection with the spin-off, Sunrise and Liberty Global generally are equally allocated any tax liabilities in the event that the spin-off is not accorded the tax treatment expected by the parties. However, in the event that the spin-off is determined to be taxable as a result of certain actions taken by Sunrise, then Sunrise would be responsible for all taxes imposed on it or Liberty Global as a result thereof, including taxes imposed on Liberty Global’s shareholders that Sunrise or Liberty Global bear as a result of shareholder litigation.

Sunrise’s indemnification obligations to Liberty Global and its subsidiaries are not limited in amount or subject to any cap. If Sunrise is required to indemnify Liberty Global and its subsidiaries under the circumstances set forth in the tax separation agreement, Sunrise may be subject to substantial liabilities, which could materially adversely affect its financial position. See “Item 10. Additional Information—Item 10.C Material Contracts.—Tax Separation Agreement.”

Sunrise may determine to forgo certain transactions in order to avoid the risk of incurring significant tax-related liabilities.

In the tax separation agreement, Sunrise covenanted not to take any action, or fail to take any action (including restrictions on mergers, sales of assets, certain sales of stock and similar transactions), following the spin-off, which action or failure to act is inconsistent with the spin-off qualifying for favored tax treatment under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”) and related provisions. As a result, Sunrise might determine to forgo certain transactions that might have otherwise been advantageous in order to preserve the favored tax treatment of the spin-off. Under the tax separation agreement, these restrictions apply for two years following the spin-off, unless Sunrise obtains a tax opinion that such action will not result in taxes being imposed on the spin-off, or unless Sunrise and Liberty Global agree otherwise.

In particular, Sunrise might determine to continue to operate certain of its business operations for the foreseeable future even if a sale or discontinuance of such business might have otherwise been advantageous. In addition, Sunrise’s indemnity obligation under the tax separation agreement might discourage, delay or prevent a change of control transaction for some period of time following the spin-off. See “10.C Material contracts—Agreements related to the spin-off.”

Risks Relating to the Sunrise Shares and Jurisdiction of Incorporation

The price of Sunrise Shares and the Sunrise ADSs may be volatile

The price of Sunrise Class A Common Shares or Sunrise ADSs may be volatile due to issuances of new Sunrise Shares, including pursuant to the exercise or vesting of equity awards, or the perception that they may occur. It could also fluctuate significantly for many reasons, including, among other things, broad market fluctuations, general market conditions, fluctuations in Sunrise’s operating results, changes in the market’s perception of Sunrise’s business, including as a result of industry or analyst reports that are published from time to time, and announcements made by Sunrise, Sunrise’s competitors or parties with whom Sunrise has business relationships, the risks identified in this Annual Report on Form 20-F or reasons unrelated to Sunrise’s performance. These factors may result in short- or long-term negative pressure on the value of Sunrise Shares or Sunrise ADSs. A viable and active trading market is unlikely to develop for the Sunrise Class B Shares or the Sunrise Class B ADSs.

The Sunrise Class A Common Shares are not listed on a U.S. stock exchange. In order to trade such shares on the SIX, Sunrise Class A ADSs need to be deposited with a bank, broker or other nominee with the capability to hold and trade such shares on the SIX.

Sunrise Class A Common Shares, which can be received upon canceling Sunrise Class A ADSs and withdrawing the underlying Sunrise Class A Common Shares can only be held and traded on the SIX through a broker capable of supporting such trading. Not all U.S.-based banks, brokers and other nominees have the capability to hold and trade the Sunrise Class A Common Shares on the SIX. Even if a bank, broker or other nominee has that capability, it may take some time for it to take necessary action to enable Sunrise ADS holders to hold and trade the Sunrise Class A Common Shares on the SIX through it. In addition, the ability to hold Sunrise Class A Common Shares with an eligible broker, bank or other nominee will depend not only on such entity’s operational capabilities, but also on the policies of, and arrangements with such entity, and if such entity is unable to do so for any reason, Sunrise ADS holders will not be able to sell Sunrise Class A Common Shares on the SIX. If Sunrise ADS holders are not able to sell their Sunrise Class A Common Shares on the SIX and there is also no OTC market for the Sunrise Class A ADSs, the Sunrise Class A Common Shares may be illiquid and worthless.

Mr. Malone and Mr. Fries have significant voting power with respect to corporate matters considered by Sunrise’s shareholders.

As of 17 February 2025 Mr. Malone beneficially owned outstanding Sunrise Shares representing approximately 22.75% of the combined voting power of the outstanding Sunrise Shares and approximately 67.65% of the outstanding Sunrise Class B Shares. By virtue of his voting power in Sunrise, Mr. Malone has significant influence over the outcome of any corporate transaction or other matters submitted to Sunrise’s shareholders for approval.

For example, under Swiss law, certain matters, including ordinary capital increases for cash, declaration of dividends and share distributions,amendments to the articles of association and appointment and removal of directors, require shareholder approval by a majority of the Sunrise Shares represented at the relevant shareholder meeting, voting together as a single class. Certain other matters, including ordinary capital increases other than for cash, limiting or withdrawing shareholders’ pre-emptive rights, creation of new shares with privileged voting rights, delisting, mergers, demergers and change of place of incorporation, require shareholder approval by (i) two-thirds of the votes represented, voting together as a single class, and (ii) a majority of the share capital represented at the relevant shareholder meeting.

In addition, Sunrise’s articles of association requires that certain actions, including, among others, capital changes, certain distributions of securities, certain business combinations and other extraordinary transactions as well as the amendment of certain “special” provisions in Sunrise’s articles of association be additionally approved by a majority of the Sunrise Class B Shares represented at the general meeting of Sunrise shareholders at which such matters are considered, voting separately as a class. For more information regarding Sunrise’s share capital and the rights attaching to the Sunrise Shares following the spin-off, see Exhibit 2.5 “Description of Securities of the Registrant” to this Annual Report on Form 20-F.

As a result of the foregoing, Mr. Malone has considerable influence over the outcome of any corporate transaction or other matters submitted to Sunrise’s shareholders for approval. He is able to prevent the requisite approval threshold from being met for actions or transactions that must be approved by a majority of the Sunrise Class B Shares represented at the general meeting of Sunrise shareholders and is able to significantly influence the outcome of all other matters which require shareholder approval. Despite the foregoing, Mr. Malone may not be able to ensure the approval of any corporate transaction without additional shareholder support, because he owns neither a majority of the voting power nor a majority of the share capital of Sunrise.

As of 17 February 2025, Mr. Fries beneficially owned outstanding Sunrise Shares representing approximately 6.69% of the aggregate voting power of the outstanding Sunrise Shares and approximately 22.17% of the outstanding Sunrise Class B Shares. Mr. Malone and Mr. Fries may determine to swap Sunrise Shares they beneficially own with each other. If Mr. Malone and Mr. Fries determine to engage in such a swap transaction, Mr. Fries’ total voting power in Sunrise may increase, though the aggregate voting power of the outstanding Sunrise Shares beneficially owned by Messrs. Malone and Fries would remain the same.

If Sunrise were a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. holders of Sunrise ADSs could be subject to adverse U.S. federal income tax consequences.

A non-U.S. corporation will be classified as a passive foreign investment company (“PFIC”) for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Based upon its business and operations, Sunrise does not believe that it was treated as a PFIC for U.S. federal income tax purposes for the taxable year of 2024 and does not expect to be treated as a PFIC for U.S. federal income tax purposes for the current 2025 taxable year or foreseeable future taxable years. However, this conclusion is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to change. Further, it is difficult to accurately predict future assets and income relevant to the PFIC determination. Thus, there can be no assurance that Sunrise will not be treated as a PFIC for any taxable year.

If Sunrise were a PFIC for any taxable year during which a U.S. person holds Sunrise ADSs, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Item 10. Additional Information—Item 10.E Taxation—Material U.S. Federal Income Tax Considerations for U.S. Sunrise ADS Holders—Passive Foreign Investment Company Status.”

If securities or industry analysts cease publishing or publish unfavorable research about Sunrise, the price and trading volume of Sunrise Class A Common Shares and Sunrise Class A ADSs could decline.

The trading markets for Sunrise Class A Common Shares and Sunrise Class A ADSs are influenced by the research and reports that industry or securities analysts publish about Sunrise. If research analysts cease coverage, or fail to publish reports about Sunrise regularly, Sunrise’s visibility in the financial markets may decline, which in turn could cause the price or trading volume to decline. Moreover, if one or more of the analysts who cover Sunrise negatively change their recommendations regarding Sunrise for any reason, the price or trading volume could decline.

Sunrise shareholders may be unable to effect service of process in the U.S. or enforce judgments obtained against Sunrise, members of the Sunrise Board or members of the Executive Committee in U.S. courts and may have limited access to a judicial forum favorable to plaintiffs.

Sunrise is a Swiss stock corporation. As a result, the rights of holders of Sunrise Shares are governed by the Swiss Code of Obligations (Obligationenrecht) (the “Swiss Code of Obligations”), other Swiss laws and Sunrise’s articles of association. The rights of shareholders under Swiss law may differ from the rights of shareholders of companies incorporated in other jurisdictions. The majority of the members of the Sunrise Board (each a “Sunrise Director”) and all of the members of the Executive Committee of Sunrise are not residents of the U.S., and substantially all of Sunrise’s assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process on those persons in the U.S. or to enforce in the U.S. judgments obtained in U.S. courts against Sunrise or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Switzerland will enforce judgments obtained in other jurisdictions, including the U.S., against Sunrise, Sunrise Directors who are not residents of the U.S. or members of the Executive Committee under the securities laws of those jurisdictions or entertain actions in Switzerland against such parties under the securities laws of other jurisdictions.

In addition, Sunrise’s articles of association provide that the competent court with jurisdiction over the registered office of Sunrise is the exclusive forum for any shareholder suits against Sunrise, members of the Sunrise Board or members of the Executive Committee. This exclusive forum provision may limit a shareholder’s ability to choose its preferred judicial forum for disputes with Sunrise, Sunrise Directors or members of the Executive Committee, which may discourage the filing of lawsuits with respect to such claims. If a court were to find this exclusive forum provision to be inapplicable or unenforceable in an action, Sunrise may incur additional costs associated with resolving such action in another jurisdiction, which could adversely affect Sunrise’s business and financial condition.

The forum selection provision in Sunrise’s articles of association do not apply to any causes of action arising under the Securities Act or the Exchange Act. The Securities Act provides that both federal and state courts have concurrent jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder, and the Exchange Act provides that federal courts have exclusive jurisdiction over suits brought to enforce any duty or liability under the Exchange Act or the rules and regulations thereunder. Investors cannot waive, and accepting or consenting to this forum selection provision does not represent a waiver, compliance with U.S. federal securities laws and the rules and regulations thereunder.

Sunrise’s articles of association provide for an “opting-up” clause, as a result of which Sunrise shareholders may not benefit from the protection afforded to them by the mandatory bid rule under Swiss law and may not be able to sell their Sunrise Shares in the event of an effective change of control.

Under Swiss law, a person that exceeds 33 1/3% (or a higher threshold up to 49% specified in a company’s articles of association, known as an “opting-up” clause) of the voting rights of a Swiss company is required to make a mandatory tender offer for the listed shares it does not own under certain conditions. Sunrise’s articles of association include an opting-up clause pursuant to which Mr. Malone, Mr. Fries, their respective affiliates and parties acting in concert with them would only be required to make a mandatory tender offer for the remaining Sunrise Class A Common Shares they do not own if they own in excess of 45% of the voting rights of Sunrise. As a result, Mr. Malone, Mr. Fries, their affiliates and parties acting in concert with them could acquire up to 45% of the voting rights of Sunrise, and therefore effective control of Sunrise, without having to give the public shareholders of Sunrise an opportunity to sell their Sunrise Class A Common Shares to the acquirer.

Sunrise shareholders outside of Switzerland may not be able to exercise preemptive rights in future issuances of equity or other securities that are convertible into equity.

Under Swiss law, shareholders may receive certain preemptive or advance subscription rights to subscribe on a pro-rata basis for issuances of equity or other securities that are convertible into equity. Due to laws and regulations in their respective jurisdictions, however, non-Swiss shareholders may not be able to exercise such rights unless Sunrise takes action to register or otherwise qualify the rights offering under the laws of that jurisdiction or an exemption from such registration or qualification is available. In particular, shareholders in the U.S. may not be entitled to exercise these rights, unless the offered securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. There can be no assurance that Sunrise would take any action to register or otherwise qualify the offering of Sunrise Shares under the law of any jurisdiction where the offering of such rights is restricted or that an exemption from such registration or qualification requirements would be available with respect to any particular shareholder. If Sunrise shareholders in jurisdictions outside of Switzerland were unable to exercise their subscription rights, their ownership interest in Sunrise would be diluted.

Shareholders’ equity interest in Sunrise may be diluted by future equity sales and share issuances.

Future issuances of Sunrise Shares would result in shareholders' equity being diluted. Any such sale of equity, if implemented and any such issuance of Sunrise Shares pursuant to equity awards, as well as any other equity sales or share issuances that Sunrise may undertake would dilute shareholders’ equity interest in Sunrise and therefore reduce shareholders’ share of future dividends or capital appreciation.

Risks Relating to the Sunrise foreign private issuer status

Sunrise is a foreign private issuer and holders of Sunrise Shares or Sunrise ADSs should not expect to receive the same information during the same timeframes as such information is normally provided to holders of securities of listed U.S. domestic companies.

During the time that Sunrise reports under the Exchange Act, it will be a foreign private issuer. As a foreign private issuer, Sunrise is exempt from certain rules under the Exchange Act that regulate disclosure obligations, as well as procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, and, therefore, there may be less publicly available information about Sunrise than if it was a domestic U.S. company. In addition, Sunrise’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, Sunrise’s shareholders may not know on a timely basis when Sunrise’s officers, directors and principal shareholders purchase or sell Sunrise’s securities. Sunrise is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. Moreover, during the time that Sunrise reports under the Exchange Act, it will have four months after the end of each fiscal year to file its annual report with the SEC and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K that a U.S. domestic company would be required to file under the Exchange Act. While Sunrise will be required to comply with the requirements of the SIX and Swiss Law, these requirements differ from those under the Exchange Act and Regulation FD, and holders of Sunrise Shares or Sunrise ADSs should not expect to receive the same information during the same timeframe as such information is normally provided to holders of securities of listed U.S. domestic companies.

It is worth noting that if Sunrise were to lose its foreign private issuer status, the compliance requirements under the Exchange Act would become more extensive, onerous and require changes to corporate governance practices. The associated additional legal and financial compliance costs would be significantly higher.

As permitted under Nasdaq’s listing rules, as a foreign private issuer Sunrise adheres to certain Swiss corporate governance requirements that differ to those of listed U.S. domestic companies.

The Nasdaq listing of the Sunrise Class A ADSs is for a transitional period only, extending from the listing date of the Sunrise Class A ADSs on Nasdaq to a date approximately nine months thereafter, with the specific date to be determined. Sunrise could elect to extend the transitional period based upon facts and circumstances at the time.

The Nasdaq Listing Rules provide that foreign private issuers may follow home country practice in lieu of Nasdaq’s corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. For example, Sunrise is exempt from Nasdaq regulations that require a listed U.S. company to:
•have a majority of the board of directors consist of independent directors as such term is defined by Nasdaq;
•have nominating and compensations committees that are fully independent, as defined by Nasdaq;
•solicit proxies and provide proxy statements for all shareholder meetings; and
•seek shareholder approval for the implementation of certain equity compensation plans and issuances of shares.
For an overview of Sunrise’s corporate governance principles, including those which comply with certain of the requirements above, see “Item 10. Additional Information—Item 10.B Memorandum and articles of association” and “Item 16G. Corporate Governance.”

In the event that the Nasdaq listing of the Sunrise Class A ADSs is terminated, Sunrise will no longer be subject to the listing rules and corporate governance requirements of any U.S. stock exchange even as a foreign private issuer, including, among others, requirements related to audit committee composition and the adoption of a compensation clawback policy that is compliant with Nasdaq rules. Because the Sunrise Class A Common Shares are listed on the SIX, Sunrise would be subject to the applicable corporate governance requirements of the SIX and Swiss law.

In accordance with the Sunrise Nasdaq listing, the Sunrise Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 of the Exchange Act, both of which also are applicable to Nasdaq-listed U.S. companies. To the extent that Sunrise follows certain Swiss corporate governance practices in lieu of the Nasdaq Listing Rules, holders of the Sunrise Shares or the Sunrise ADSs do not have the same corporate governance protections as are available to holders of securities of listed U.S. domestic companies.

Sunrise plans to cease reporting under the Exchange Act as soon as practicable in accordance with applicable rules and regulations.

Sunrise is permitted under applicable SEC rules and regulations to cease reporting under the Exchange Act once it meets certain conditions, including that it has had Exchange Act reporting obligations for at least 12 months, has filed or furnished all reports required for this period, and has filed at least one annual report on Form 20-F. In addition, Sunrise must also have maintained a listing of its Class A Common Shares on the SIX for at least 12 months, Switzerland must be the primary trading market (as defined by the SEC) for the Sunrise Class A Common Shares, and the U.S. average daily trading volume (ADTV) of the Sunrise Class A Common Shares for a recent 12-month period as of the relevant measurement date must have been no greater than 5% of the worldwide average daily trading volume (“ADTV”) for the same period.If Sunrise does not meet this ADTV condition at the time it terminates the listing of the Sunrise Class A ADSs on Nasdaq, it will be required to report under the Exchange Act for at least another 12 months from the date the listing was terminated. Sunrise plans to cease reporting under the Exchange Act as soon as it is permitted to do so.

If and when Sunrise ceases reporting under the Exchange Act, holders of Sunrise securities will only have access to such information about Sunrise as it will at that time be required to disclose in accordance with Swiss law and SIX listing requirements. Accordingly, if Sunrise ceases reporting under the Exchange Act, holders of Sunrise securities may have access to less information about Sunrise and its business, operations and financial performance than will be available in the period following the completion of the spin-off and before Sunrise ceases reporting, and any such information may be more difficult to access because it will not be posted on the SEC website. Sunrise will at that time also cease, among other things, to be subject to the liability provisions of the Exchange Act and the provisions of the Sarbanes-Oxley Act of 2002. If Sunrise is unable to cease reporting under the Exchange Act as currently contemplated, it may incur additional costs in order to maintain compliance with applicable U.S. laws and regulations.

Risks Relating to the Sunrise ADSs

The Nasdaq listing of the Sunrise ADSs is for a transitional period only.

The Nasdaq listing of the Sunrise Class A ADSs is for a transitional period only, to facilitate trading and holding of the Sunrise Class A ADSs after the spin-off. This transitional period will extend from the listing date of the Sunrise Class A ADSs on Nasdaq to a date approximately nine months thereafter, with the specific date to be determined.Sunrise could elect to extend the transitional period based upon facts and circumstances at the time, but Sunrise Class A ADS holders should prepare for a delisting at the end of the transitional period. Upon the expiration of the transitional period and delisting, Sunrise Class A ADSs will trade in the U.S. on an over-the-counter (“OTC”) basis and holders of the Sunrise Class A ADS should plan to manage their holdings and brokerage accounts accordingly. Holders of Sunrise Class A ADSs who do not cancel their Sunrise Class A ADSs and withdraw the underlying Sunrise Class A Common Shares prior to the delisting will only be able to trade the Sunrise Class A ADSs OTC in the U.S. and only if their broker can accommodate OTC trading of Sunrise ADSs. OTC trading is generally much more limited than trading on any national securities exchange and subject to greater volatility. Sunrise cannot predict the price at which Sunrise ADSs trade, or the volume of such trading.

Sunrise ADS holders do not directly hold Sunrise Shares and may not be able to exercise their right to vote the Sunrise Shares underlying their Sunrise ADSs.

Sunrise ADS holders are not treated as one of Sunrise’s shareholders and they do not have direct shareholder rights. Sunrise’s depositary, JPMorgan Chase, is the holder of the Sunrise Shares underlying the Sunrise ADSs. Sunrise ADS holders have contractual Sunrise ADS holder rights. The deposit agreement among Sunrise, the depositary and Sunrise ADS holders, and all other persons directly or indirectly holding Sunrise ADSs set out Sunrise ADS holder rights as well as the rights and obligations of the depositary. Sunrise ADS holders may only exercise voting rights with respect to the Sunrise Shares underlying their respective Sunrise ADSs in accordance with the provisions of the applicable deposit agreement, which provides that Sunrise ADS holders may vote the Sunrise Shares underlying their Sunrise ADSs either by withdrawing the Sunrise Shares or by instructing the depositary to vote the Sunrise Shares underlying the Sunrise ADSs. However, Sunrise ADS holders may not know about the meeting sufficiently in advance to withdraw the Sunrise Shares and, even if they instruct the depositary to vote the Sunrise Shares underlying their Sunrise ADSs, Sunrise cannot guarantee Sunrise ADS holders that the depositary will vote in accordance with their instructions.

The depositary will try, as far as practicable, to vote the Sunrise Shares underlying the Sunrise ADSs as instructed by the Sunrise ADS holders. In such an instance, if Sunrise asks for their instructions, the depositary, upon timely notice from Sunrise, will notify Sunrise ADS holders of the upcoming vote and arrange to deliver Sunrise’s voting materials to them. Sunrise cannot guarantee that they will receive the voting materials in time to ensure that they will be able to instruct the depositary to vote their shares or to withdraw their Sunrise Shares so that they can vote them themselves. If the depositary does not receive timely voting instructions from Sunrise ADS holders, it may give a proxy to a person designated by Sunrise to vote the Sunrise Shares underlying their Sunrise ADSs. Voting instructions may be given only in respect of a number of Sunrise ADSs representing an integral number of Sunrise Shares or any additional securities, property or cash received on or in substitution for the deposited Sunrise Shares (together with the Sunrise Shares, the “Deposited Securities”). In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that Sunrise ADS holders may not be able to exercise any right to vote that they may have with respect to the underlying Sunrise Shares, and there may be nothing they can do if the Sunrise Shares underlying their Sunrise ADSs are not voted as they requested. In addition, the depositary is only required to notify Sunrise ADS holders of any particular vote if it receives timely notice from Sunrise in advance of the scheduled meeting.

Sunrise ADS holders’ right to receive any dividends that Sunrise declares on the Sunrise Shares are more limited than if they were holding Sunrise Shares.

Sunrise ADS holders’ right to receive any dividends that Sunrise declares on its shares, whether in the form of cash or bonus securities, are more limited than that of Sunrise’s shareholders. For example, Sunrise may elect to offer subscription rights to its shareholders without offering such rights directly to Sunrise ADS holders as such subscription rights will be offered to the depositary as shareholder. The depositary has substantial discretion as to what will happen with any offered subscription rights and may determine that it is not legal or practicable to make such rights available to Sunrise ADS holders, in which case it will make such a distribution as it deems permissible and practicable, or it may retain and hold some or all property to be distributed as Deposited Securities, without liability for interest thereon or the investment thereof. In the case of a distribution by Sunrise of securities or property other than cash or subscription rights, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash. If the depositary is unable to distribute or sell any securities or property distributed by Sunrise on the Sunrise Shares, they will lapse, and Sunrise ADS holders will receive no value. See Exhibit 2.5 “Description of Securities of the Registrant” to this Annual Report on Form 20-F.

Sunrise ADS holders may be subject to limitations on their ability to cancel their Sunrise ADSs and withdraw the underlying Sunrise Shares.

Sunrise ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of Sunrise ADSs generally when Sunrise’s books or the books of the depositary are closed, or at any time if Sunrise or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the applicable deposit agreement, or for any other reason subject to Sunrise ADS holders’ right to cancel their Sunrise ADSs and withdraw the underlying Sunrise Shares. Temporary delays in the cancellation of the Sunrise ADSs and withdrawal of the underlying Sunrise Shares may arise due to closing transfer books of the depositary or Sunrise’s share register. In addition, Sunrise ADS holders may not be able to cancel their Sunrise ADSs and withdraw the underlying Sunrise Shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Sunrise ADSs or to the withdrawal of Sunrise Shares or other Deposited Securities. See “Item 12. Description of Securities Other than Equity Securities—Item 12.B—Description of Securities Other than Equity Securities—American Depositary Shares.”

Sunrise ADS holders’ rights to pursue claims against the depositary as a holder of Sunrise ADSs are limited by the terms of the deposit agreement.

By holding or owning a Sunrise ADS or an interest therein, Sunrise ADS holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving the depositary or Sunrise brought by Sunrise ADS holders or beneficial owners, arising out of or based upon the deposit agreement, the Sunrise ADSs or the transactions contemplated therein or thereby, including, without limitation, claims under the Securities Act, may be instituted only in the United States Court for the Southern District of New York (or in the state courts of New York County in New York if either (i) the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or (ii) the designation of the United States District Court for the Southern District of New York as the exclusive forum for any particular dispute is, or becomes, invalid, illegal or unenforceable).

Further, the federal or state courts in the City of New York have non-exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, Sunrise ADS holders waive their right to a jury trial of any claim they may have against Sunrise or the depositary arising out of or relating to the Sunrise Shares, the Sunrise ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If Sunrise or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To Sunrise’s knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, Sunrise believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. Sunrise believes that this is the case with respect to the deposit agreement and the Sunrise ADSs. It is advisable that Sunrise ADS holders consult legal counsel regarding the jury waiver provision before investing in the Sunrise ADSs.

If Sunrise ADS holders or any other holders or beneficial owners of Sunrise ADSs bring a claim against Sunrise or the depositary in connection with matters arising under the deposit agreement or the Sunrise ADSs, including claims under U.S. federal securities laws, Sunrise ADS holders or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary.

If a lawsuit is brought against Sunrise or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or Sunrise ADSs serves as a waiver by any holder or beneficial owner of Sunrise ADSs or by Sunrise or the depositary of compliance with any substantive provision of, or a disclaimer of liability under, the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Sunrise ADS holders are not able to exercise the pre-emptive subscription rights related to the Sunrise Shares that they represent, and may suffer dilution of their equity holdings in the event of future issuances of the Sunrise Shares.

Pursuant to the Swiss Code of Obligations, existing Sunrise shareholders have pre-emptive rights (Bezugsrechte) to subscribe for newly issued shares in proportion to the respective nominal values of their holdings. With respect to conditional capital, Sunrise shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of equity-linked financial instruments. Pre-emptive rights and advance subscription rights can be excluded or restricted for important reasons (aus wichtigem Grund). In the case of Sunrise, shareholders can exclude or restrict pre-emptive or advance subscription rights, or authorize the Sunrise Board to do so, with the approval of a Supermajority Vote and a Class B Vote.

The Sunrise ADS holders are not entitled to exercise or sell such pre-emptive subscription rights related to the Sunrise Shares underlying their Sunrise ADSs unless Sunrise registers the pre-emptive subscription rights and the securities to which such pre-emptive subscription rights relate under the Securities Act, or if an exemption from the registration requirements of the Securities Act is available. Sunrise is under no obligation to file a registration statement with respect to any such rights or securities. Moreover, Sunrise may not be able to establish an exemption from registration under the Securities Act. Accordingly, Sunrise ADS holders may be unable to participate in any rights offering and may experience dilution in their holdings.

If Sunrise offers shareholders any rights to subscribe for additional Sunrise Shares, Sunrise will advise the depositary whether Sunrise wishes to make such rights available to Sunrise ADS holders. If Sunrise decides to make such rights available to Sunrise ADS holders, but the depositary determines that it is not legal or reasonably practicable to make the rights available to Sunrise ADS holders, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper and distribute the net proceeds in the same way as it does with cash. However, if timing or market conditions do not permit such sale, the depositary will allow rights that are not distributed or sold to lapse, in which case, Sunrise ADS holders would receive no value for such rights.

Item 4. Information on the Company

4.A History and development of Sunrise

The information on page 12 in our Annual Report 2024 under the heading “Operational & Financial Review—Introduction—Switzerland’s Leading Challenger—History” is incorporated herein by reference.

The Sunrise Class A Common Shares are listed in Switzerland on the SIX under the symbol “SUNN.” The Sunrise Class A ADSs are traded on the Nasdaq Global Select Market under the symbol “SNRE.” The Sunrise Class A Common Shares are not listed on any U.S. stock exchange.

Sunrise’s headquarters are located at Thurgauerstrasse 101b, 8152 Glattpark (Opfikon), Switzerland, and its telephone number is +41 58 777 76 66. Substantially all of Sunrise’s assets and businesses are located and operated in Switzerland. Its website address is www.sunrise.ch. This website address is included as an inactive textual reference only.

The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

4.B Business overview

The information on pages 11–25 in our Annual Report 2024 under the headings “Operational & Financial Review—Introduction - Switzerland’s Leading Challenger,” “Operational & Financial Review—Introduction - Switzerland’s Leading Challenger—Strategy,” “Operational & Financial Review—Introduction - Switzerland’s Leading Challenger—Product and Services,” “Operational & Financial Review—Introduction - Switzerland’s Leading Challenger—Network,” and “Operational & Financial Review—Introduction - Switzerland’s Leading Challenger—Regulatory environment” is incorporated herein by reference.

4.C Organizational structure

Organizational structure

The information on pages 128–129 in our Annual Report 2024 under the heading “Corporate Governance—Group Structure and Shareholders” is incorporated herein by reference.

See also “Item 4. Information on the Company—Item 4.A History and development of Sunrise” and “Item 4. Information on the Company—Item 4.B Business overview.”

Significant subsidiaries

See Exhibit 8.1 “Significant Subsidiaries” to this Annual Report on Form 20-F.

4.D Property, plants and equipment

Properties

Office, Retail and Data Site Locations

Sunrise leases substantially all of its office space and retail locations, as well as its data and antenna sites. The other leased properties are technical locations, parking lots, shops, storage units or mixed used sites. All of Sunrise’s leased properties are located in Switzerland, with the exception of a call center office space in Lisbon rented by Sunrise’s wholly owned subsidiary Sunrise Portugal S.A. As of 31 December 2024, Sunrise leased the following properties in Switzerland:

•19 offices, including its headquarters at Opfikon, Zurich, Switzerland, Sunrise’s largest property (approximately 21,590 square meters). The lease on Sunrise’s headquarters expires on 31 December 2033, with the option to extend to until 31 December 2043;

•One TV production studio for the MySports pay TV platform;

•1,146 data sites (technical sites for the preparation, transport and storage of data); and

•97 Sunrise and 15 yallo retail locations.

Sunrise owns 13 immaterial properties in Switzerland, the majority of which are small land parcels which were previously necessary for distribution of radio and television signals.

Sunrise believes that its facilities meet its present needs and that they are generally well maintained and suitable for their intended use. Sunrise believes that it generally has sufficient space to satisfy the demand for its services in the foreseeable future but maintains flexibility to move certain operations to alternative premises.

Antenna Sites

As of 31 December 2024, Sunrise operated 4,752 antenna sites to support its mobile network, of which approximately 55% were accessed pursuant to a long-term master services agreement with Swiss Towers, which is controlled by Cellnex, which is further described below under “Item 10. Additional Information—10.C Material contracts—Swiss Towers Master Services Agreement.” The remaining antenna sites that are not covered by the master services agreement with Swiss Towers are leased pursuant to separate operating lease agreements with other third parties. Sunrise accesses certain additional antenna sites pursuant to an antenna sharing agreement with Salt, pursuant to which Sunrise receives access to certain of Salt’s antennas in exchange for providing Salt with access to the same number of Sunrise antennas.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

5.A Operating results

The information on pages 28-47 in our Annual Report 2024 under the headings “Operational & Financial Review—Financial Review—Comparability of future results,” “Operational & Financial Review—Financial Review—Factors affecting Sunrise performance,” “Operational & Financial Review—Financial Review—Summary financial information and operating data” and “Operational & Financial Review—Financial Review—Results of operations” is incorporated herein by reference.

5.B Liquidity and capital resources

The information on pages 48-50 in our Annual Report 2024 under the heading “Operational & Financial Review—Liquidity and capital resources” is incorporated herein by reference.

For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

5.C Research and development

Sunrise does not develop its own network infrastructure technologies or otherwise conduct meaningful research and development activities.

5.D Trend information

See “—Item 5.A Operating results”, “—Item 5.B Liquidity and capital resources” and “Item 4. Information on the Company—Item 4.B Business overview” for trend information.

5.E Critical accounting estimates

Not applicable.

Item 6. Directors, Senior Management and Employees

6.A Directors and senior management

Sunrise Directors

The information on pages 134-139 and 150 in our Annual Report 2024 under the headings “Corporate Governance—Board—Members of the board,” “Corporate Governance —Board—Members of the board—Elections and terms of office” and “Corporate Governance—Compensation, Shareholdings and Loans” is incorporated herein by reference.

Executive Committee

The information on pages 146-150 in our Annual Report 2024 under the heading “Corporate Governance—Executive Committee” is incorporated herein by reference.

6.B Compensation

Compensation and benefits-in-kind paid to the Board of Directors

General

Sunrise Directors receive a base fee for their services on the Sunrise Board (“Base Fee”). In addition, with the exception of the chairman of the Sunrise Board, Sunrise Directors who chair or serve on a committee receive an additional fee (“Committee Fee”). Together, these are referred to as “Board Fees”, as set out in the table below. To ensure the independence of the Sunrise Board in its supervisory role over the Executive Committee, the Sunrise Directors have not received any variable compensation linked to the performance of Sunrise.

The Board Fee consists of a cash component and a payment in the form of Sunrise Class A Common shares (each 50% of the Board Fee), with the chairman of the Sunrise Board having the right to elect to receive his cash component in Sunrise Class A Common shares, allowing for further alignment with shareholder interests. The amounts below are gross amounts before deduction of employee social security contributions and taxes, if applicable.

Sunrise pays the cash component to each Sunrise Director and the chairman of the Sunrise Board in semi-annual installments at the end of October and April of each year. The share component will be granted at the end of the month following the date of the AGM, or such other date after the AGM as the Sunrise Board may determine.

For the 2024/2025 term, the cash component will be paid in one installment by the end of April 2025. The share component was granted on 6 December 2024 based on the average closing share price of 10 trading days ending three business days prior to date of grant.

Role	Gross board fees in cash CHFk	Gross board fees in shares CHFk	Gross total CHFk
Annual base fees
Chairman of the Board*	200.0	200.0	400.0
Other members of the Board	100.0	100.0	200.0

Annual committee fees
Chair of the Audit Committee	32.5	32.5	65.0
Chair of the Compensation Committee	22.5	22.5	45.0
Chair of the Nominating Committee	7.5	7.5	15.0
Member of the Audit Committee	20.0	20.0	40.0
Member of the Compensation Committee	15.0	15.0	30.0
Member of the Nominating Committee	5.0	5.0	10.0

* Election right to receive his cash component in Sunrise Class A Common Shares

The Sunrise Directors are reimbursed for travel and other related expenses incurred in connection with their responsibilities as members of the Sunrise Board in accordance with the Articles of Association.

Total Board of Directors compensation

For the 2024 fiscal year, those individuals who served as members of the Sunrise Board received a total compensation of CHF 284,767 in the form of cash and shares including employer-paid social security contributions, if applicable. The aggregate employer social security contribution for the 2024 calendar year amounted to CHF 16,548. From the date of incorporation of Sunrise, i.e., 3 May 2024, until the completion of the spin-off on 8 November 2024, Ms. Jennifer Ann Hodges and Mr. Jany Fruytier served as members of the Board of Directors and Mr. Marcel Huber served as member and chair of the Sunrise Board, without receiving any compensation; accordingly, no employer social security contributions were paid in relation to their mandate.

Description of bonus plan, equity plans, awards and stock options

The overall compensation principles and philosophy of Sunrise also form the basis for the compensation of the Executive Committee, which comprises the following elements:

•Fixed compensation: base salary

•Variable compensation: Short- and Long-Term Incentive Plans

•Company benefit programs (company pension plan, insured benefits and other fringe benefits) and allowances

Fixed compensation

Generally, fixed compensation is paid in cash on a monthly basis and takes into account the role, the individuals’ skills and experience as well as external market data. Potential increases in base salaries are reviewed annually.

Variable compensation

Variable compensation comprises the annual Short-Term Incentive Plan (“STIP”), including the option to participate in the Shareholding Incentive Plan (“SHIP”), and the Long-Term Incentive Plan (“LTIP”). In connection with the spin-off, the members of the Executive Committee received an award (“Initial Award”) to align their interests with those of the shareholders and support long-term value creation. Details are outlined in the sections below.

From 2025 onwards, Sunrise's compensation committee and the Sunrise Board have built upon the existing compensation framework without affecting the previously approved total aggregate maximum amount of Executive Committee compensation.

2024 Compensation Elements
Outlook 2025
Pre-spin-off
Post-spin-off
Long-Term Incentive Plan (LTIP)
Short-Term Incentive Plan (STIP)
Liberty Global: Designed and approved
Initial Award
Performance Share Units, Restricted Share Units, Shares & Cash Award
Performance Incentive Plan
Performance Share Units, Restricted Share Units, Share Appreciation Rights & Venture Incentive Plan
Shareholding Incentive Plan (SHIP)
Possibility to elect up to 100% of the actual bonus in shares and receive 12.5% Premium in RSUs (1-year vesting period, if shares are held for that period)
Short-Term Incentive Plan
Reward company's success and personal contribution on an annual basis
Sunrise: Designed and approved
Long-Term Incentive Plan
Performance Share Units
Shareholding Incentive Plan (SHIP)
Short-Term Incentive Plan

Pre-spin-off compensation

Short-Term Incentive Plan

The STIP is designed to reward the members of the Executive Committee and all employees (in non-sales roles), on an annual basis, for their contribution to the achievement of company targets and individual targets that together foster the success of Sunrise. Key priorities lie in financial and operating delivery as well as in underpinning our performance culture and commitment to sustainability / ESG.

Sunrise has a defined target-setting and performance-management process in place. Company targets and the individual targets of the members of the Executive Committee are subject to approval by the Sunrise Board.

Individual targets for each employee are defined using a top-down approach, to ensure alignment with the Sunrise corporate strategy across all departments. The assessment of individual performance is based on regular dialogue between employees and leaders, promoting an open exchange of ideas and opportunities for improvement and growth.

Considering the unique position of our company within our industry and the Swiss market, the company targets include the financial Key Performance Indicators (“KPIs”) of Operating Free Cash Flow and Service Revenue, the qualitative KPI of the Relationship Net Promoter Score (“rNPS”), which measures the overall customer satisfaction, and KPIs in key strategic areas of sustainability/ESG: Engagement score and the proportion of women in leadership roles (People), greenhouse gas reductions (Planet), digitalization metric (Progress) and mandatory E-learnings (Governance). We measure company performance against our budgeted targets at the end of each year. The key features of the STIP are outlined in the table below.

Short-Term Incentive Plan (STIP)	Executive Committee	CEO
Target STI as % of the base salary	50%*	200%
Maximum overachievement / cap	150%	150%
Weighting of company target	90%	90%
Weighting of individual performance	10%	10%
Weighting within the company target
• Operating Free Cash Flow (OFCF)	55%	55%
• Service Revenue	20%	20%
• Relative Net Promoter Score (rNPS)	20%	20%
• Sustainability / ESG	5%	5%

*The target STI as % of the base salary for the CFO is 60%

The payment of the STIP for 2024 was approved by the Sunrise Board for the members of the Executive Committee and by the CEO for all other employees.

Shareholding Incentive Plan (SHIP)
The SHIP is a feature of the 2024 STIP that allows participants to elect to receive up to 100% of their 2024 earned annual bonus amount in Sunrise shares.

As a result of the successful spin-off, SHIP participants will receive Sunrise Class A Common Shares instead of Liberty Global shares (LBTYA and LBTYK1 ), which will be issued in March 2025. Subject to the terms and conditions of the Short-Term Incentive Plan and the SHIP, participants will also receive an additional grant of Restricted Share Units equal to 12.5% of the gross number of shares (RSU Premium), which will be granted in March 2025 and vest in March 2026, provided that the participant holds all such shares until that date.

Long-Term Incentive Plan

In 2024, members of the Executive Committee participated in the Performance Incentive Plan, a Liberty Global LTIP, designed to attract and retain the best diverse talent, drive balanced performance through rewarding opportunities and focus on shareholder alignment. Under the Liberty Global LTIP, participants received an award defined either as a percentage of the annual base salary or a US dollar-denominated amount. The awards consist of a
1 LBTYA: The Liberty Global Ltd Class A shares & the Liberty Global Ltd Class C shares are listed on the Nasdaq Global Select Market under the ticker symbol “LBTYA” and “LBTYK”, respectively.

combination of Restricted Share Units (“RSUs”), Share Appreciation Rights (“SARs”), Performance Share Units (“PSUs”) and Ventures Incentive Plan (“VIP”) participation units.

In light of the spin-off, Liberty Global's compensation committee approved a concentration of equity awards granted in 2024, into equivalent Sunrise awards by applying an adjustment factor to maintain the intrinsic value of those awards.
The Liberty Global LTIP 2024 as such will be discontinued for Sunrise employees and will be replaced by a Sunrise LTIP in 2025.

Performance Share Units (PSUs)

In the context of the spin-off, the Sunrise Board has reaffirmed key elements of the PSUs, including the performance conditions, performance period, and vesting date, ensuring they are aligned with Sunrise future success, while the general terms and conditions, as established under the Liberty Global LTIP, remain in place.

Two performance metrics have been defined, which contribute independently to the target achievement:

•30% weighting: Cumulative Absolute Adjusted Free Cash Flow (“FCF”)2 as reported versus plan3

•70% weighting: Relative Total Shareholder Return (“rTSR”)4: relative percentile performance of TSR vs a basket of peers in STOXX Europe 600 Telecommunications Index

The FCF metric was chosen as it supports dividend funding directly, thereby aligning leadership focus with shareholder interests. This metric reinforces financial discipline and ensures that strategic decisions are geared toward creating consistent value for shareholders. The rTSR metric aligns management remuneration with shareholder returns through dividends and share price growth. It also adjusts variable compensation compared to the performance in the telecommunications sector, ensuring fair and relevant comparisons with industry peers.
Under the LTIP, the participants’ awards are tied to performance or lack thereof. For each performance metric, a threshold must be reached to trigger the grant of shares. If the performance thresholds are not met, no payout will be made under the LTIP. Hence, depending on the achievement of the two performance metrics, the number of shares granted can range from zero to 1.85 shares per PSU (FCF: 150% | rTSR: 200%). If the rTSR metric is negative, the payout of the relevant metric is capped at 100%.
The payout curves are shown in the graph below. For FCF, a minimum of 85% target achievement triggers a 50% payout, scaling linearly up to 115% achievement, which yields a 150% payout. For rTSR, performance begins at a 0% payout in the bottom quartile, reaching 25% payout at the 25th percentile, 100% payout at the median
2 FCF: The Free Cash Flow (FCF) is defined as net cash provided by operating activities plus (i) operating-related vendor financed additions and (ii) cash receipts in the period from interest-related derivatives, less (a) cash payments in the period for interest, (b) cash payments in the period for capital expenditures, (c) principal payments on amounts financed by vendors and intermediaries and (d) principal payments on lease liabilities.
3 Exclusions can be applied by the compensation committee for exceptional items impacting FCF as disclosed in the Annual Report or Release. (e.g. legal settlements affecting reported FCF, unexpected tax settlements and spectrum auctions).
4 rTSR: The TSR (Total Shareholder Return) in absolute CHF amount is the sum of the share price accretion and the dividends paid out (including reinvestment assumption) during the respective performance period. For the rTSR the achieved TSR will be compared to the Comparator group in percentage (%). The Comparator group is defined as the peer group within the STOXX Europe 600 Telco Index. This enables a fair and relative performance comparison to peers.

and a maximum of 200% payout at or above the 75th percentile. Intermediate achievement levels between these defined points are calculated through interpolation, ensuring that payouts reflect proportional performance across both metrics.

The performance measurement period runs from 1 January 2025 until 31 December 2026, i.e., for two financial years. The PSUs will vest no later than March 2027 and are subject to continued employment with Sunrise.

Restricted Share Units (RSUs)

RSUs grant the right to receive Sunrise Class A Common Shares on specified future vesting dates, subject to continued employment with Sunrise. The vesting period begins on the grant date and extends over three years, with one third of the RSUs vesting each year.

Share Appreciation Rights (SARs)

SARs grant the right to receive, in the form of Sunrise shares, the value of any increase in the share price over the base price, which is set on the grant date and recalculated following the spin-off. The vesting period begins on the grant date and runs for three years, with one third of the SARs vesting each year, subject to continued employment with Sunrise. Once vested, the SARs are immediately exercisable at the participant’s discretion. The SARs expire ten years after the grant date.

Venture Incentive Plan (VIP)

The VIP is a cash-denominated long-term incentive award allowing certain members of the Executive Committee to participate in the performance of Liberty Global’s ventures portfolio. The VIP tracks the valuation of the ventures portfolio (as specifically defined) over a three-year performance period. VIP awards, if earned, are settled in Liberty Global shares (LBTYA or LBTYK) or cash in March following the end of the performance period, subject to continued employment with Sunrise.

Post-spin-off compensation

Initial Award

To align the interests of the members of the Executive Committee with the business plan and shareholder interests after the spin-off and retain and motivate high-quality talent to advance the interests and success of Sunrise, all members of the Executive Committee were awarded Initial Awards.

In December 2024, participants received equity grants (each an “Initial Equity Grant”) under the Initial Award, which were split into 50% Performance Share Units (“Initial-PSUs”) (63% for CEO), 33% Restricted Share Units (“Initial-RSUs”) (26% for CEO) and 17% shares (11% for CEO). Selected members of the Executive Committee additionally received Cash-Awards (subject to claw back for termination prior to 31 December 2025 unless terminated by the company other than for cause).

Initial Award Performance Share Units (Initial PSUs)

The Initial PSUs form the most significant component of the Initial Equity Grant due to their performance-driven nature and long-term shareholder orientation. These Initial PSUs have a four-year performance period and will vest in December 2028, subject to the achievement of the performance criterion set out below and will be settled in shares no later than March 2029. This long-term structure underscores the commitment to rewarding sustained excellence, making the Initial PSU instrument a key driver of the Initial Award’s overall value and impact.

The performance criterion for the Initial PSUs is the “Implied TSR based on achieved Internal Rate of Return (“IRR”) Performance %” and was defined as follows:

•The TSR of Sunrise in absolute CHF amount using the share price accretion and the dividends paid out (excluding reinvestment assumption) during the performance period.

•The IRR Performance is based on discounted shareholder returns (dividends/share during performance period & exit share price less entry share price), accounting for the timing of the cash flows.

This metric ensures that Executive Committee compensation is aligned with long-term shareholder interests because the implied TSR, based on the achieved IRR reflects the true investment returns, i.e., value creation experienced by shareholders. At the same time the focus on IRR performance makes it possible to account for variations both in the trajectory of the underlying valuation (measured by the dividend yield) and the execution of the business plan during the performance period in terms of FCF / Dividend Payout.

Initial Award Restricted Share Units (Initial RSUs)

Another component of the Initial Equity Grant are the Initial RSUs, which complement the Initial PSUs with a more steady, time-based approach. These Initial RSUs vest over a four-year period, with one quarter vesting each year. This structure provides recipients with incremental ownership, fostering ongoing engagement and alignment with company interests throughout the award period. Together with the performance-driven Initial PSUs, the Initial RSUs create a balanced incentive, blending immediate retention with long-term performance goals.

Shares

The final component of the Initial Equity Award consists of unrestricted shares, which are subject to a 100% clawback in the event of termination before 31 December 2025. The unrestricted shares not only enhance alignment with shareholder interests but also reinforce a commitment to long-term ownership, complementing both the RSUs and PSUs to create a well-rounded incentive package.

Compensation and benefits-in-kind paid to the Executive Committee

From 15 November 2024 until 31 December 2024, those individuals who served as members of the Executive Committee received an aggregate amount of CHFk 32,780. as compensation and benefits-in-kind, including employer-paid social security contributions and other statutory charges, for their services rendered to Sunrise. For the full 2024 calendar year, those individuals who served as members of the Executive Committee (including former members who left the Executive Committee during 2024 and received contractually agreed compensation in respect of 2024 calendar year) received an aggregate amount of CHFk 44,271 as compensation and benefits-in-kind, excluding employer-paid social security contributions and other statutory charges, for their services rendered to Sunrise and, prior to 15 November 2024, to the Swiss telecom business of Liberty Global. In addition, the total amount set aside or accrued to provide pension, retirement or similar benefits for the full 2024 calendar year amounted to CHF 829,147.

Agreements with Members of the Sunrise Board and Executive Committee

According to the articles of association and subject to applicable law, Sunrise or companies controlled by it may enter into agreements with Sunrise Directors relating to their compensation for either a fixed term or an indefinite term. The duration or termination, as applicable, of such agreements must comply with the relevant term of office (ending no later than the completion of the next ordinary general meeting of shareholders) and applicable law. Sunrise or companies controlled by it may enter into employment agreements with members of the Executive Committee for either a fixed term or an indefinite term. Employment agreements for a fixed term may have a maximum duration of one year; renewal is possible. Employment agreements for an indefinite term may have a termination notice period of no more than twelve months.

As of 31 December 2024, there are no service contracts between Sunrise or companies controlled by it and Sunrise Directors or members of the Executive Committee that provide for benefits upon termination of employment.
For information regarding the share ownership of our directors and executive officers, see “Item 7.A—Major Shareholders.”

6.C. Board Practices

The Sunrise Board

The information on pages 138-146 and 150 in our Annual Report 2024 under the headings “Corporate Governance—Board—Internal Organizational Structure,” “Corporate Governance—Board—Rules in the Articles regarding the number of permitted mandates outside the Company,” “Corporate Governance—Board—Working methods of the Board,” “Corporate Governance—Board—Basic principles regarding the definition of the areas of responsibility between the Board and the Executive Committee,” “Corporate Governance—Board—Information and control instruments vis-à-vis the Executive Committee” and “Corporate Governance—Compensation, Shareholdings

and Loans—Disclosure of rules in the Articles regarding compensation of the Board and of the Executive Committee” is incorporated herein by reference.

Director Independence

The majority of the Sunrise Board (Adam Bird, Ingrid Deltenre, Thomas D. Meyer and Catherine Mühlemann) is independent as defined by the Nasdaq Listing Rules. There is no Swiss legal requirement that a majority of the Sunrise Directors be independent. Three out of seven Sunrise Directors (Ingrid Deltenre, Thomas D. Meyer and Catherine Mühlemann) meet the criteria for independence as defined by the Swiss Code of Best Practice for Corporate Governance 2023 (the “Swiss Code of Best Practice”). Sunrise expects that a majority of its directors will be independent under the Swiss Code of Best Practice by 1 April 2025 at the latest.

Committees of the Sunrise Board

The information on pages 139-142 in our Annual Report 2024 under the heading “Corporate Governance —Board—Committees” is incorporated herein by reference.

Mandates Outside Sunrise and its Subsidiaries

The information on page 150 in our Annual Report 2024 under the heading “Corporate Governance—Executive Committee—Other activities and vested interests” is incorporated herein by reference.

Indemnification and Limitations of Liability for Directors and Officers

Under Swiss law, a corporation may indemnify its directors or officers against losses and expenses (except for such losses and expenses arising from willful misconduct or gross negligence or, according to some legal scholars, even simple negligence), including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of, or serving at the request of, the corporation.

Subject to Swiss law, Sunrise’s articles of association provide for indemnification, to the fullest extent permitted by law, of the current and former Sunrise Directors and the Executive Committee and their heirs, executors and administrators against liabilities arising in connection with their roles or any position taken for or at the direction of Sunrise, or the performance of their duties in such capacity, and permit Sunrise to advance the expenses of defending any act, suit or proceeding to Sunrise’s directors and executive officers to the extent not included in insurance coverage or advanced by third parties.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with Sunrise.

Sunrise entered into indemnification agreements with each of the Sunrise Directors and each member of the Executive Committee. The indemnification agreements require Sunrise to indemnify the Sunrise Directors and the members of the Executive Committee to the fullest extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Sunrise, Sunrise has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

6.D Employees

As of 31 December 2024, Sunrise had 2,950 employees by headcount or 2,858 full-time equivalents “FTEs,” as compared to 3,113 employees by headcount and 3,012 FTEs as of 31 December 2023, representing a decrease of approximately 5% in the employee population. Employees are located at Sunrise’s headquarters in

Zurich as well as at additional office and retail locations across Switzerland. As of 31 December 2024, 274 employees were located in a Sunrise-owned call center in Portugal. As of the same date, 27% of Sunrise’s employees were part of the sales function, 24% worked in IT, 18% were in management and administration, 12% in marketing, TV and product development, 12% in customer service and 7% in other functions.

As of 31 December 2024, 63% of the Sunrise workforce based in Switzerland was covered by a collective employment contract with Syndicom, a Swiss trade union, which came into force on 1 January 2022. The collective employment contract will be extended automatically to 31 December 2026 if the collective employment contract is not terminated by either party by 30 June 2025. As of the same date, 37% of the most senior employees, including the members of Executive Committee, were employed pursuant to Terms and Conditions of Employment (the “TCE”), which sets out, among other things, termination, holiday and leave, remote work, flexible time, training, insurance and other employee rights and obligations. The TCE are supplemented by individual employment agreements which set out the particulars of each individual’s employment, including compensation matters. Sunrise has never experienced employment-related work stoppages and considers its employee relations to be good.

6.E Share ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

6.F Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7.A Major shareholders

Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be the beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

Sunrise Shares issuable on or within 60 days of 17 February 2025 upon exercise of options or SARs, vesting of RSUs, conversion of convertible securities or exchange of exchangeable securities, are deemed to be outstanding and to be beneficially owned by the person holding the SARs, RSUs or convertible or exchangeable securities for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Also, for purposes of the following presentation, beneficial ownership of Sunrise Class B Shares, although such shares can be exchanged for Sunrise Class A Common Shares, is reported as beneficial ownership of Sunrise Class B Shares only, and not as beneficial ownership of Sunrise Class A Common Shares. The percentage of voting power is presented on an aggregate basis for each person or entity named below.

The following table presents, based on 69,759,702 Sunrise Class A Common Shares and 25,977,316 Sunrise Class B Shares outstanding as of 17 February 2025 and information available regarding beneficial ownership of Sunrise Shares as of 17 February 2025 to the extent known to Sunrise or ascertainable from public filings for each that beneficially owns more than 5% of the outstanding Sunrise Shares.
So far as is known to Sunrise, the persons indicated below have sole voting power and sole dispositive power with respect to the Sunrise Shares indicated as beneficially owned by them, except as otherwise stated in the notes to the table.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class	Combined Voting Power
John C. Malone	Sunrise Class A Common Shares	4,209,358(1)	6.03%	22.75%
c/o Liberty Global Ltd.	Sunrise Class B Shares	17,574,746(2)	67.65%
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda
Michael T. Fries	Sunrise Class A Common Shares	643,124(3)	0.92%	6.69%
c/o Liberty Global Ltd.	Sunrise Class B Shares	5,758,886	22.17%
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda
The Baupost Group, L.L.C.	Sunrise Class A Common Shares	9,341,051(4)	13.39%	9.76%
10 St. James Avenue
Suite 1700
Boston, MA 02116

(1)    Includes 194,682 Sunrise Class A Common Shares held by Mr. Malone’s spouse, as to which shares Mr. Malone has disclaimed beneficial ownership.
(2)    Includes 220,296 Sunrise Class B Shares held by two trusts managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the trusts, but he retains the right to substitute the assets held by the trusts. Mr. Malone has disclaimed beneficial ownership of the shares held by the trusts. Also includes 17,354,450 Sunrise Class B Shares and 1,351,445 Sunrise Class A Common Shares held by the Malone Trust.
(3)    Includes 66,241 Sunrise Class A Common Shares held by a trust managed by an independent trustee, of which the beneficiaries are Mr. Fries’ children. Mr. Fries has no pecuniary interest in the trust, but he retains the right to substitute the assets held by the trust. Mr. Fries has disclaimed beneficial ownership of the shares held by the trust.
(4)    Based solely on information contained in a Schedule 13G jointly filed with the SEC on 5 December 2024 by The Baupost Group, L.L.C. (Baupost), Baupost Group GP, L.L.C. (Baupost GP) and Seth A. Klarman. Such Schedule states that Baupost, Baupost GP and Mr. Klarman have shared voting and dispositive power over 9,341,051 shares. Baupost is a registered investment adviser and acts as an investment adviser and general partner to certain private investment limited partnerships. Baupost GP is the manager of Baupost. Mr. Klarman is the sole managing member of Baupost GP and a controlling person of Baupost. The address of Baupost, Baupost GP and Mr. Klarman is 10 St. James Avenue, Suite 1700, Boston, Massachusetts 02116.

The following table presents, based on 69,759,702 Sunrise Class A Common Shares and 25,977,316 Sunrise Class B Shares outstanding as of 17 February 2025 and information available regarding beneficial ownership of Sunrise Shares as of 17 February 2025. Unless otherwise indicated, the beneficial owners listed below may be contacted at Sunrise’s corporate headquarters located at Thurgauerstrasse 101b, 8152 Glattpark (Opfikon). So far as is known to Sunrise, the persons indicated below have sole voting power and sole dispositive power with respect to the Sunrise Shares indicated as beneficially owned by them, except as otherwise stated in the notes to the table.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class	Combined Voting Power
Michael T. Fries	Sunrise Class A Common Shares	643,124 (1)	0.92%	6.69%
Chairperson	Sunrise Class B Shares	5,758,886	22.17%

Adam Bird	Sunrise Class A Common Shares	969	*	*
Director	Sunrise Class B Shares	—	*

Ingrid Deltenre	Sunrise Class A Common Shares	1,338	*	*
Director	Sunrise Class B Shares	—	*

Thomas D. Meyer	Sunrise Class A Common Shares	5,931	*	*
Director	Sunrise Class B Shares	—	*

Catherine Mühlemann	Sunrise Class A Common Shares	1,442	*	*
Director	Sunrise Class B Shares	—	*

Enrique Rodriguez	Sunrise Class A Common Shares	134,525	*	*
Director	Sunrise Class B Shares	—	*

Lutz Schüler	Sunrise Class A Common Shares	93,898	*	*
Director	Sunrise Class B Shares	—	*

André Krause	Sunrise Class A Common Shares	30,480	*	*

Chief Executive Officer	Sunrise Class B Shares	—	*

Anna Maria Blengino	Sunrise Class A Common Shares	5,706	*	*
Chief Information Officer	Sunrise Class B Shares	—	*

Tobias Foster	Sunrise Class A Common Shares	16,084	*	*
Chief People Officer	Sunrise Class B Shares	—	*

Jany Fruytier	Sunrise Class A Common Shares	11,792	*	*
Chief Financial Officer	Sunrise Class B Shares	—	*

Stefan Fuchs	Sunrise Class A Common Shares	16,365	*	*
Chief Consumer Officer – Flanker Brands	Sunrise Class B Shares	—	*

Elmar Grasser	Sunrise Class A Common Shares	5,706	*	*
Chief Technology Officer	Sunrise Class B Shares	—	*

Thorsten Haeser	Sunrise Class A Common Shares	8,453	*	*
Chief Operations Officer	Sunrise Class B Shares	—	*

Marcel Huber	Sunrise Class A Common Shares	8,840	*	*
General Counsel & Chief Corporate Affairs Officer	Sunrise Class B Shares	—	*

Christoph Richartz	Sunrise Class A Common Shares	8,466	*	*
Chief Consumer Officer – Main Brand	Sunrise Class B Shares	—	*

All directors and executive officers as a group (16 persons)	Sunrise Class A Common Shares	993,119	1.42%	7.05%
	Sunrise Class B Shares	5,758,886	22.17%

* Less than 0.9%.
(1) Includes 66,241 Sunrise Class A Common Shares held by a trust managed by an independent trustee, of which the beneficiaries are Mr.     Fries’ children. Mr. Fries has no pecuniary interest in the trust, but he retains the right to substitute the assets held by the trust. Mr. Fries has disclaimed beneficial ownership of the shares held by the trust.

7.B Related party transactions

The information set forth under “Item 18. Financial Statements—Note 26. Related Party Transactions” is incorporated by reference.

7.C Interests of experts and counsel

Not applicable.

Item 8. Financial Information

8.A Consolidated statements and other financial information

See “Item 18. Financial Statements.”

Dividend Policy

Sunrise is committed to utilizing free cash flows to support attractive shareholder distributions in a disciplined manner. Sunrise aims to begin paying dividends in 2025, plans to distribute a substantial portion of its free cash flow as dividends and is targeting progressive dividend per share payments. The amount and timing of any future dividends will be determined by the Sunrise Board in its discretion, will be subject to approval of Sunrise’s shareholders and will depend on a number of factors, including Sunrise’s earnings, capital requirements, overall financial condition, applicable law and contractual restrictions. Sunrise will pay dividends exclusively out of qualifying additional paid-in capital (capital contribution reserves (Kapitaleinlagereserven)), for as long as such reserves are available.

8.B Significant changes

None.

Item 9. The Offer and Listing

9.A Offer and listing details

The Sunrise Class A Common Shares are listed in Switzerland on the SIX under the symbol “SUNN.” The Sunrise Class A ADSs are traded on the Nasdaq Global Select Market under the symbol “SNRE.”

9.B Plan of distribution

Not applicable.

9.C Markets

    The Sunrise Class A Common Shares have been listed on the SIX since November 2024 and the Sunrise Class A ADSs have been listed on the Nasdaq Global Select Market since November 2024.

9.D Selling shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the issue

Not applicable.

Item 10. Additional Information

10.A Share capital

Not applicable.

10.B Memorandum and articles of association

Please see the information set forth in Exhibit 2.5 “Description of Securities” and the copy of our Articles of Association filed as Exhibit 1.1, which are each incorporated herein by reference.

10.C Material contracts

Swiss Towers Master Services Agreement

Swiss Towers owns and leases certain mobile antenna sites (the “Sites”) as well as owns passive tower infrastructure at the Sites (“Tower Infrastructure”) and provides Sunrise with access to the same pursuant to a master services agreement, dated 19 July 2017 (as amended to date pursuant to amendments thereto and a settlement agreement among the parties, the “Master Services Agreement”). Swiss Towers also provides operations, maintenance and configuration services with respect to the Tower Infrastructure to Sunrise. Sunrise pays Swiss Towers an annual fee for its services, which is adjusted annually to reflect changes in the Swiss National Consumer Price Index. Swiss Towers is free to provide other mobile network operators access to the Sites and the Tower Infrastructure and related services, provided that, if such services affect certain aspects of services provided to Sunrise, Sunrise’s prior written consent is required. Sunrise and Swiss Towers have established a steering committee with decision-making power with regard to any matters referred to it by either party in relation to the Master Services Agreement.

The Master Services Agreement has an initial term of 20 years which may be extended for up to two additional terms of 10 years each, at Sunrise’s option. However, even if Sunrise does not exercise the first or both of its extension options, the Master Services Agreement will continue in force on the latest agreed terms and conditions after the end of the applicable term, unless Sunrise or Swiss Towers terminates the Master Services Agreement as of the end of the applicable term, subject to a notice period of 24 months prior to the end of the applicable term in the case of Sunrise and five years prior to the end of the applicable term in the case of Swiss Towers. The delivery of a termination notice by Swiss Towers will trigger a good faith renegotiation of the Master Services Agreement. Either party may withdraw from negotiations of such an extension at any time in its discretion.

During the initial and additional terms, the Master Services Agreement can only be terminated (i) in full by either party for good cause with immediate effect; (ii) by Sunrise with respect to individual Sites in its discretion, subject to a six-month notice period; (iii) in full or in part if Sunrise no longer has rights to use radio frequencies and ceases to provide mobile network services in Switzerland, subject to a three-month notice period; or (iv) by Swiss Towers with respect to individual Sites, with Sunrise’s written consent or upon substitution of one Site for another. If the Master Services Agreement is extended beyond the initial, first or second term, it may be terminated by either party subject to a five-year notice period as of the end of a calendar year, subject to certain rights of Sunrise available on termination.

If Swiss Towers terminates the Master Services Agreement in full in accordance with its terms or if Sunrise terminates the Master Services Agreement for good cause, Swiss Towers must offer Sunrise the right, exercisable within three months of the applicable termination notice, to purchase all Tower Infrastructure and an assignment of rights under all of Swiss Towers’ agreements with Site owners at a discount to fair market value (determined in accordance with the terms of the Master Services Agreement), which varies based on the circumstances of the termination. In addition, in the case of any termination of the Master Services Agreement, Sunrise may request Swiss Towers, subject to a 12-month notice period, to extend the Master Services Agreement with respect to up to a portion of the Sites for twelve months. Under certain circumstances such as a material uncured breach of the Master

Services Agreement by Swiss Towers, Sunrise has the right to exercise certain “step-in” rights until Swiss Towers is again able to proceed on the terms of the Master Services Agreement.

The rights and obligations created by the Master Services Agreement may only be transferred in whole or in part, with the prior written consent of the other party. A change of control in Swiss Towers, a sale of all or a part of the Tower Infrastructure and the transfer of all or a part of Swiss Towers’ agreements with Site owners to a third party is subject to Sunrise’s prior written consent, which must be given if, among other things, control of Swiss Towers or the Tower Infrastructure is not transferred to a competitor and if, in the case of a sale of all or a part of the Tower Infrastructure, the Master Services Agreement is transferred to the acquiring party (or the acquiring party enters into a comparable agreement).

The foregoing description of the Master Services Agreement is qualified in its entirety by reference to the full text of the Master Services Agreement and amendments thereto, copies of which are filed as exhibits to this Annual Report on Form 20-F.

Agreements related to the spin-off

In connection with the spin-off, we entered into a master separation agreement, tax separation agreement, technology master services agreement, transitional services agreements and several other agreements with Liberty Global to effect the separation of the Sunrise Business and to provide a framework for our relationship with Liberty Global after the spin-off.

In connection with the spin-off, Sunrise also entered into a structured finance agreement, shared services agreement, procurement agreement, interconnect agreement, roaming brokering agreement, hyperscaler consultancy agreement and call center support agreement, each of which is not material to Sunrise.

Master Separation Agreement

On 9 September 2024, Sunrise entered into a master separation agreement with Liberty Global that set forth the principal corporate transactions (including the internal restructuring and transfer of assets and employment or service) that were required to effect the spin-off, certain conditions to the spin-off and a number of other provisions governing the relationship between Liberty Global and Sunrise following the completion of the spin-off (the “master separation agreement”).

The master separation agreement provides that Liberty Global and Sunrise cooperate in good faith to identify and transfer the employment or service of certain service providers between Liberty Global and Sunrise and that following the spin-off, Sunrise will generally give credit to its service providers for their service to Liberty Global prior to the spin-off. Liberty Global and Sunrise are required to further cooperate and provide each other with access to the appropriate personnel and information to effect the division of employment and benefits-related assets and liabilities in accordance with the terms of the master separation agreement.

The master separation agreement also contains mutual indemnification obligations, which are designed to make Sunrise financially responsible for substantially all of the liabilities that may exist relating to the Sunrise Business together with certain other specified liabilities, as well as for all liabilities incurred by Sunrise after the spin-off, and to make Liberty Global financially responsible for all potential liabilities of Sunrise which are not related to the Sunrise Business, including, for example, any liabilities arising as a result of Sunrise having been a subsidiary of Liberty Global, together with certain other specified liabilities. These indemnification obligations exclude any matters relating to taxes. For a description of the allocation of tax-related obligations, see “—Tax Separation Agreement” below.

The master separation agreement requires each of Sunrise and Liberty Global to hold in strict confidence and not to disclose, release or use any and all confidential and proprietary information of the other party without the prior written consent of the other party, subject to customary exceptions, including disclosures required by law, court order or government regulation. In addition, each of Sunrise and Liberty Global agreed to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in certain judicial, regulatory, administrative and other proceedings and to satisfy certain audit, accounting, litigation and other similar requests.

The master separation agreement provides that any disputes, controversies or claims that may arise between Sunrise and Liberty Global related to the master separation agreement and the other agreements entered into in connection with the spin-off that cannot be resolved by members of senior management of Sunrise and Liberty Global be resolved by binding arbitration.

In the master separation agreement, each of Sunrise and Liberty Global released the other and its subsidiaries, and its and their respective affiliates, directors, officers, agents and employees, from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur prior to the spin-off, subject to certain exceptions set forth in the master separation agreement.

Tax Separation Agreement

On 13 September 2024, Sunrise entered into a tax separation agreement with Liberty Global under which tax liabilities and tax benefits relating to taxable periods before and after the spin-off are computed and apportioned between the parties, and the responsibility for payment of those tax liabilities (including any taxes attributable to the spin-off) as well as the right to use those tax benefits were allocated between Sunrise and Liberty Global (the “tax seperation agreement”). Furthermore, the tax separation agreement sets forth the rights of the parties in respect of the preparation and filing of tax returns, the handling of audits or other tax proceedings and assistance and cooperation and other matters, in each case, for taxable periods ending on or before or that otherwise include the date of the spin-off.

Generally, the tax separation agreement provides that Sunrise assumes liability for, and is required to indemnify Liberty Global against, any taxes attributable to the income, assets and operations of Sunrise allocable to any taxable period, while Liberty Global assumes liability for, and is required to indemnify Sunrise against, any taxes attributable to the income, assets and operations of the Liberty Group. Moreover, Sunrise assumed liability for, and is required to indemnify Liberty Global against, any taxes that are attributable to certain internal restructuring transactions undertaken in anticipation of the spin-off. The tax separation agreement also provides that Sunrise and Liberty Global are equally allocated any tax liabilities in the event that the spin-off is not accorded the tax treatment expected by the parties. However, in the event that the spin-off is determined to be taxable as a result of (i) certain actions taken by Liberty Global, then Liberty Global is responsible for all taxes imposed on Sunrise or Liberty Global as a result thereof, or (ii) certain actions taken by Sunrise, then Sunrise is responsible for all taxes imposed on it or Liberty Global as a result thereof, including taxes imposed on Liberty Global’s shareholders that Sunrise or Liberty Global bear as a result of shareholder litigation. These tax amounts could be significant.

The tax separation agreement provides for certain covenants (such as restrictions on mergers, sales of assets, certain sales of its stock and similar transactions) that may restrict Sunrise’s ability to pursue strategic or other transactions to the extent inconsistent with the tax opinions that Sunrise received and the intended tax treatment of transactions, including specific prohibitions on taking certain actions that could jeopardize the tax status of the spin-off. Under the tax separation agreement, these restrictions apply for two years following the spin-off, unless Sunrise obtains a tax opinion that such action will not result in taxes being imposed on the spin-off, or unless Sunrise and Liberty Global agree otherwise. Though valid as between the parties, the tax separation agreement is not binding on the IRS or other tax authorities.

Technology Master Services Agreement

Liberty Global Technology Services B.V. (“LGTS”), a subsidiary of Liberty Global, and Sunrise are party to a services agreement, originally entered into by such parties or their affiliates in 2014 (with respect to the business of UPC at that time), pursuant to which LGTS provides to Sunrise various technology-related platforms, products and services, including entertainment platforms and support services, connectivity platforms and support services,

Global Tier-1 international internet and enterprise backbone network, IP transit and peering services, information technology applications and related services, mobile virtual network operator services, business-to-business-related services, technical architecture advisory services, and security services (the “technology master services agreement”). In connection with the spin-off, Liberty Global and Sunrise agreed that the technology master services agreement will remain in place for a period of five years from the closing of the spin-off; provided, that, Sunrise has the option to (i) terminate certain services under such agreement on the fourth anniversary thereof by providing Liberty Global with 12 months’ prior written notice of such early termination or (ii) extend the term of the services for one additional period of two years. Sunrise also has the right to request migration support for each of the services provided under the technology master services agreement for an exit period of up to 24 months to wind down or transition away from its use of any such service at the end of the term of such service. In the event that services are terminated earlier than the fourth anniversary, the transition support reduces to 12 months.

The technology master services agreement may be terminated (i) by either party thereto in the event of a material uncured breach by the other party that affects all or substantially all of the services provided thereunder or following the occurrence of an insolvency event involving the other party, or (ii) by LGTS in the case of persistent or material non-payment of amounts owed thereunder by Sunrise. In addition, either party to the technology master services agreement may terminate any individual service thereunder in the case of an extended force majeure event that affects such service or a material uncured breach by the other party that affects such service, and LGTS may terminate any individual service thereunder that LGTS plans to cease providing to all or a material part of the Liberty Global group receiving such service (subject to the provision to Sunrise of certain exit assistance for such service).

The aggregate liability of each party to the technology master services agreement (and their respective affiliates) (i) in relation to any service provided thereunder in any contract year is limited to the aggregate base charges paid or payable in relation to such service during the immediately preceding contract year and (ii) for all claims arising thereunder in any contract year is limited to the aggregate base charges paid or payable for all services thereunder during the immediately preceding contract year, in each case, subject to certain exceptions set forth in the technology master services agreement, including in the event of fraud or deliberate default by the other party. The aggregate base charges payable by Sunrise under the technology master services agreement is approximately CHF 76,0 million per year.

Transitional Services Agreements

On 8 November 2024, Liberty Global Europe Limited (“LGE”) and Sunrise entered into transitional services agreements pursuant to which LGE provides Sunrise various administrative services to ensure an orderly transition following the spin-off. The services provided by LGE include, among others, internal audit, compliance, internal controls, external reporting, accounting, treasury, emerging business, corporate affairs and regulatory, human resources, legal, content and brand access services. The terms of the services are up to five years following the spin-off, depending on the individual service elements. In addition, the transitional services agreements with a five-year term are subject to an early termination right on the fourth anniversary thereof; provided, that, Sunrise provides LGE with 12 months’ prior written notice of such early termination. The aggregate charges expected to be payable by Sunrise under the transitional services agreements decrease during the term and are approximately CHF 30,0 million for the first year.

10.D Exchange controls

Under current Swiss law, there are no limitations on the amount of payments that may be remitted by a Swiss company to non-residents, other than under government sanctions imposed on particular countries, regimes, organizations or persons which may create restrictions on payments to or from certain countries, regimes, organizations or persons.

10.E Taxation

The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to the ownership or disposition of the Sunrise Shares or Sunrise ADSs. The statements of U.S. and Swiss tax laws set forth below are based on the laws and regulations in force as of the date of this 20‑F—including the current Convention Between the U.S. and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, entered into force on 19 December 1997 (the “Treaty”); the U.S. Internal Revenue Code of 1986, as amended (the “Code”); the U.S. Treasury regulations promulgated under the Code (the “Treasury Regulations”); rulings; judicial decisions; and administrative pronouncements—and may be subject to any changes in U.S. and Swiss law, and in any double taxation convention or treaty between the U.S. and Switzerland occurring after that date, which changes may have retroactive effect.

Certain Swiss Tax Considerations Regarding the Sunrise ADSs and Sunrise Shares

The following is a general summary of certain tax consequences of the acquisition, ownership and disposition of Sunrise ADSs or Sunrise Shares based on Swiss income tax laws and regulations in force on the date of this Annual Report on Form 20-F. Tax consequences are subject to changes in applicable law, including changes that could have a retroactive effect. This is not a complete analysis of the potential tax effects relevant to a decision to invest in Sunrise ADSs or Sunrise Shares nor does the following summary take into account or discuss the tax laws of any jurisdiction other than Switzerland. It also does not take into account investors’ individual circumstances. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to any particular holder of Sunrise ADSs or Sunrise Shares.

Investors are urged to consult their own tax advisors as to tax consequences of the acquisition, ownership and disposition of Sunrise ADSs or Sunrise Shares. Tax consequences may differ according to the provisions of different tax treaties (see below) and the investor’s particular circumstances.

Swiss Withholding Tax

Under Swiss tax law, dividends due and similar cash or in-kind distributions made by Sunrise to a holder of Sunrise ADSs or Sunrise Shares (including liquidation proceeds and bonus shares or repurchases of Sunrise ADSs or Sunrise Shares) are subject to Swiss federal withholding tax (Verrechnungssteuer) (“Swiss Withholding Tax”), currently at a rate of 35% (applicable to the gross amount of taxable distribution). The repayment of the nominal value of the Sunrise ADSs or Sunrise Shares and any permissible repayment of qualifying additional paid in capital (capital contribution reserves (Reserven aus Kapitaleinlagen)) are not subject to Swiss Withholding Tax.

Swiss tax resident individuals who hold their shares as private assets (“Resident Private Shareholders”) are in principle eligible for a full refund or credit against income tax of the Swiss Withholding Tax if they duly report the underlying income in their income tax return. In addition, (i) corporate and individual shareholders who are resident in Switzerland for tax purposes, (ii) corporate and individual shareholders who are not resident in Switzerland and who hold their shares as part of a trade or business carried on in Switzerland through a permanent establishment or fixed place of business situated in Switzerland for tax purposes and (iii) Swiss resident private individuals who, for income tax purposes are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged transactions, in shares and other securities (collectively, “Domestic Commercial Shareholders”) are in principle eligible for a full refund or credit against income tax of the Swiss Withholding Tax if they duly report the underlying income in their income statements or income tax return, as the case may be.

Shareholders who are not resident in Switzerland for tax purposes, and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (collectively, “Non-Resident Shareholders”) may be entitled to a total or partial refund of the Swiss Withholding Tax if the country in which such recipient resides for tax purposes maintains a bilateral treaty for the avoidance of double taxation with Switzerland and further conditions of such treaty are met. Non-Resident Shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) may differ from country to country. Non-Resident Shareholders should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sale or other dispositions of Sunrise ADSs or Sunrise Shares and the procedures for claiming a refund of the Swiss Withholding Tax.

Swiss Federal Stamp Taxes

The Swiss Federal Issuance Stamp Tax (Emissionsabgabe) of 1% is levied on the issuance of shares and increases in or contributions to the equity of Swiss tax resident corporations. The Swiss Federal Issuance Stamp Tax levied on the proceeds from the issuance of the Sunrise ADSs or Sunrise Shares will be borne by Sunrise.

The purchase or sale of Sunrise Shares (directly or through the sale of Sunrise ADSs), whether by Resident Private Shareholders, Domestic Commercial Shareholders or Non-Resident Shareholders, may be subject to Swiss Federal Securities Transfer Stamp Tax at a current rate of up to 0.15%, as well as the SIX turnover fee, both calculated on the purchase price or the sale proceeds, respectively, if (i) such transfer occurs through or with a Swiss or Liechtensteinian bank or by or with involvement of another Swiss securities dealer as defined in the Swiss federal stamp tax act and (ii) no exemption applies.

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Resident Shareholders are not subject to any Swiss federal, cantonal or communal income tax on dividend payments and similar distributions simply because they hold Sunrise ADSs or Sunrise Shares. The same applies for capital gains on the sale of Sunrise ADSs or Sunrise Shares. For Swiss Withholding Tax consequences, see above.

Resident Private Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares or taxable repurchases of Sunrise ADSs or Sunrise Shares as described above), which are not repayments of the nominal value of the Sunrise ADSs or Sunrise Shares or permissible repayment of qualifying additional paid in capital (capital contribution reserves (Reserven aus Kapitaleinlagen)), are required to report such receipts in their individual income tax returns and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant tax period. A gain or a loss by Resident Private Shareholders realized upon the sale or other disposition of Sunrise ADSs or Sunrise Shares to a third party will generally be a tax-free private capital gain or a non-tax-deductible capital loss, as the case may be. Domestic Commercial Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds and bonus shares or taxable repurchases of Sunrise ADSs or Sunrise Shares as described above) are required to recognize such payments in their income statements for the relevant tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings accumulated (including the dividends) for such period. The same taxation treatment also applies to Swiss-resident individuals who, for Swiss income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealings or leveraged transactions in securities. Domestic Commercial Shareholders who are corporate taxpayers may qualify for participation relief on dividend distributions (Beteiligungsabzug), if the shares held have an aggregate market value of at least CHF 1 million. Domestic Commercial Shareholders are required to recognize a gain or loss realized upon the disposal of Sunrise ADSs or Sunrise Shares in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including the gain or loss realized on the sale or other disposition of Sunrise ADSs or Sunrise Shares) for such taxation period. The same tax treatment also applies to Swiss-resident individuals who, for Swiss income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealings or leveraged transactions in securities.

Swiss Wealth Tax and Capital Tax

Non-Resident Shareholders holding Sunrise ADSs or Sunrise Shares are not subject to cantonal and communal wealth or annual capital tax simply because they hold Sunrise ADSs or Sunrise Shares.

Resident Private Shareholders are required to report their Sunrise ADSs or Sunrise Shares as part of their private wealth and are subject to cantonal and communal wealth tax on any net taxable wealth (including Sunrise ADSs or Sunrise Shares). Domestic Commercial Shareholders are required to report their Sunrise ADSs or Sunrise

Shares as part of their business wealth or taxable capital, as defined, and are subject to cantonal and communal wealth or annual capital tax. No wealth or capital tax is levied at the federal level.

International Automatic Exchange of Information in Tax Matters

Switzerland has concluded a bilateral agreement with the European Union on the international automatic exchange of information (“AEOI”) in tax matters (the “AEOI Agreement”). This AEOI Agreement became effective as of 1 January 2017, and applies to all 27 member states as well as Gibraltar. Furthermore, on 1 January 2017, the multilateral competent authority agreement on the automatic exchange of financial account information and, based on such agreement, a number of bilateral AEOI agreements with other countries, such as the United Kingdom, became effective. Based on this AEOI Agreement and the bilateral AEOI agreements and the implementing laws of Switzerland, Switzerland collects data in respect of financial assets, which may include shares, held in, and income derived from and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of residents in a EU member state or a treaty state from 2017, and exchanges such information since 2018. Switzerland has signed and is expected to sign further AEOI agreements with other countries. A list of the AEOI agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance (SIF).

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the U.S. to facilitate the implementation of the U.S. Foreign Account Tax Compliance Act (“FATCA”). The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the U.S. and Switzerland. In September 2019, the protocol of amendment to the double taxation treaty between Switzerland and the U.S. entered into force, allowing U.S. competent authorities request all reported information on U.S. accounts in aggregate form without a declaration of consent, as well as on non-consenting non-participating financial institutions. On the basis of the Swiss Federal Council mandate adopted in October 2014, Switzerland and the United States negotiated and signed Model 1 of the FATCA agreement in June 2024. Accordingly, there will be a change from the current direct notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities. The implementation process is currently under way and the earliest entry into force is scheduled for 1 January 2027. Until then, the current direct notification based regime remains in place.

Material U.S. Federal Income Tax Considerations for U.S. Sunrise ADS holders

The following is a summary of the material U.S. federal income tax consequences that may be relevant to U.S. Holders (as defined below) of Sunrise ADSs. This summary is based on the Code, Treasury Regulations and judicial and administrative interpretations of those laws, in each case as in effect and available as of the date of this proxy statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Sunrise ADSs that are U.S. Holders and that hold their Sunrise ADSs as a capital asset (generally, property held for investment) and whose functional currency is the U.S. dollar. A “U.S. Holder” is a beneficial owner of Sunrise ADSs that is, for U.S. federal income tax purposes:

•an individual who is a citizen or a resident of the U.S.;
•a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S., any state thereof or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•a trust if (1) a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (2) it has validly made an election to be treated as a U.S. person under applicable Treasury Regulations.

This summary does not discuss all tax considerations that may be relevant to U.S. Holders in light of their particular circumstances, nor does it address the consequences to U.S. Holders subject to special treatment under the U.S. federal income tax laws, such as:

•dealers or traders in securities or currencies;
•tax-exempt entities;
•banks, financial institutions or insurance companies;
•real estate investment trusts, regulated investment companies or grantor trusts;
•persons who acquired Sunrise ADSs pursuant to the exercise of employee stock options or otherwise as compensation;
•shareholders who own, or are deemed to own, 10% or more, by voting power or value, of Sunrise equity;
•shareholders owning Sunrise ADSs as part of a position in a straddle or as part of a hedging, conversion or other risk;
•reduction transaction for U.S. federal income tax purposes;
•certain former citizens or long-term residents of the U.S.;
•shareholders who are subject to the alternative minimum tax;
•persons who are subject to special accounting rules under Section 451(b) of the Code;
•persons who own Sunrise ADSs through partnerships or other pass-through entities; or
•persons who hold Sunrise ADSs through a tax-qualified retirement plan.

This summary does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds Sunrise ADSs, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to its tax consequences.
This discussion assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SUNRISE ADSS.

Sunrise ADSs

For U.S. federal income tax purposes, U.S. Holders of Sunrise ADS generally will be treated as owners of the Sunrise Shares represented by such Sunrise ADSs and an exchange of Sunrise ADSs for the underlying Sunrise Shares generally will not be subject to U.S. federal income.

The U.S. Treasury Department and the U.S. Internal Revenue Service (the “IRS”) have expressed concerns that U.S. Holders of ADSs may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS has taken actions that are inconsistent with the U.S. Holder of the ADS being treated as the beneficial owner of the underlying security. Such actions also may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate U.S. Holders of ADSs, including individual U.S. Holders. Accordingly, the availability of foreign tax credits or the reduced U.S. federal income tax rate for “qualified dividend income”, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of a Sunrise ADS and Sunrise, if as a result of such actions the U.S. Holder of a Sunrise ADS is not properly treated as the beneficial owner of the underlying share.

Taxation of Cash Distributions on Sunrise ADS

Subject to the discussion below under “—Passive Foreign Investment Company Status”, the gross amount of any cash distributions by Sunrise on Sunrise ADSs will be taxable to U.S. Holders as dividend income to the extent of Sunrise’s earnings and profits (as determined for U.S. federal income tax purposes) or if no such determination can be made because of a lack of information or otherwise, then entirely as dividend income. With respect to non-corporate U.S. Holders (including individuals), dividends received from a qualified foreign corporation will be subject to U.S. federal income tax at preferential rates if (i) Sunrise ADSs are readily tradable on an established securities market in the U.S. or (ii) Sunrise is eligible for the benefits of a comprehensive income tax treaty with the U.S. that the IRS has approved for purposes of the qualified dividend rules and certain holding period requirements and other conditions are satisfied. For the period in which the Sunrise ADSs are listed on Nasdaq, Sunrise expects that the Sunrise ADSs will be readily tradable on an established securities market in the U.S. In the event that the Nasdaq listing is terminated, which Sunrise expects to occur approximately nine months after the completion of the spin-off (subject to the discretion of the Sunrise Board at the time), the Sunrise ADSs will not be listed on an established securities market in the U.S. However, Sunrise expects that it will qualify for the benefits of the income tax treaty between the U.S. and Switzerland. Corporate U.S. Holders generally will not be eligible for the dividends received deduction with respect to dividends received from Sunrise.

Subject to generally applicable limitations and conditions under the Code (including a minimum holding period requirement), a U.S. Holder may be entitled to a foreign tax credit in respect of any non-U.S. income taxes withheld and paid over to the applicable non-U.S. tax authorities. These generally applicable restrictions and conditions include new requirements adopted in Treasury Regulations promulgated in December 2021, and subject to the discussion below, there can be no assurance that any taxes imposed by Switzerland will satisfy these requirements. A recent notice from the IRS provides temporary relief from such Treasury Regulations by allowing taxpayers to apply a modified version of the Treasury Regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance), provided that the taxpayer consistently applies such modified version of the Treasury Regulations and complies with specific requirements set forth in a previous notice. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the income tax treaty between the U.S. and Switzerland or (ii) consistently elects to apply the modified version of the Treasury Regulations in the manner described in the preceding sentence, Swiss income taxes withheld on a dividend distribution generally will qualify as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Swiss income taxes withheld on a dividend distribution is uncertain, and Sunrise has not determined whether these requirements have been met. If the Swiss tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. Holder may be able to deduct the Swiss tax in computing the U.S. Holder’s taxable income for U.S. federal income tax purposes, subject to applicable limitations and requirements. Dividends paid on the Sunrise ADSs generally will constitute foreign source income and, for purposes of calculating the foreign tax credit, as “passive category income” for most U.S. Holders. The rules governing foreign tax credits are complex. U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

To the extent that the amount of any distribution exceeds Sunrise’s earnings and profits (if such earnings and profits can be determined for U.S. federal income tax purposes), the distribution will first be treated as a tax-free return of capital (with a corresponding reduction in the adjusted tax basis of a U.S. Holder’s Sunrise ADSs, as applicable), and thereafter will be taxed as capital gain recognized on a taxable disposition.

Dividends paid in Swiss francs will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in Swiss francs equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the Swiss francs for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend is converted into U.S.

dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Taxation of Dispositions of Sunrise ADSs

Subject to the discussion below under “Passive Foreign Investment Company Status”, for U.S. federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale or other taxable disposition of Sunrise ADSs in an amount equal to the difference between the amount realized from such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such ADSs. Such gain or loss generally will be capital gain or loss. Capital gains of non-corporate U.S. Holders (including individuals) will be subject to U.S. federal income tax at preferential rates if the U.S. Holder has a holding period in the Sunrise ADSs of greater than one year as of the date of the sale or other taxable disposition. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Sunrise ADSs generally will be treated as U.S. source gain or loss.

Passive Foreign Investment Company Status

Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if Sunrise is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. A non-U.S. corporation, such as Sunrise, will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Based upon its business and operations, Sunrise does not believe that it was treated as a PFIC for U.S. federal income tax purposes for the taxable year of 2024 and does not expect to be treated as a PFIC for U.S. federal income tax purpose for the current 2025 taxable year or for foreseeable future taxable years. However, this conclusion is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to change. Further, it is difficult to accurately predict future assets and income relevant to the PFIC determination. Thus, there can be no assurance that Sunrise will not be treated as a PFIC for any taxable year.

If Sunrise were to be treated as a PFIC, U.S. Holders could be subject to certain adverse U.S. federal income tax consequences with respect to gain realized on a taxable disposition of such ADSs and certain distributions received on such ADSs. In addition, dividends received with respect to Sunrise ADSs would not constitute qualified dividend income eligible for preferential tax rates if Sunrise were treated as a PFIC for the taxable year of the dividend or for its preceding taxable year. Certain elections (including a mark-to-market election) may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment.

U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investment in the Sunrise ADSs.

Information Reporting and Backup Withholding for U.S. Holders

In general, information reporting will apply to dividends in respect of Sunrise ADSs and the proceeds from the sale, exchange or redemption of Sunrise ADSs that are paid to holders within the U.S. (and in certain cases, outside the U.S.), unless the holder is an exempt recipient. A U.S. backup withholding tax (currently at a rate of 24%) may apply to such payments, if made by a U.S. paying agent or other U.S. intermediary, if a holder fails to provide a taxpayer identification number (“TIN”) or certification of exempt status, or fails to report in full dividend and interest income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct TIN.

Certain U.S. Holders of specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information relating to their Sunrise ADSs, subject to certain exceptions (including an exception for Sunrise ADSs held in accounts maintained by certain financial institutions), by attaching a properly completed IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold Sunrise ADSs. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to the ownership of Sunrise ADSs.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF HOLDING SUNRISE ADSS TO U.S. HOLDERS WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SUNRISE ADS HOLDER. SUNRISE ADS HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

10.F Dividends and paying agents

Not applicable.

10.G Statement by experts

Not applicable.

10.H Documents on display

Any statement in this Annual Report on Form 20‑F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report on Form 20‑F, the contract or document is deemed to modify the description contained in this Annual Report on Form 20‑F. You must review the exhibits themselves for a complete description of the contract or document.

The SEC maintains an internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

We are required to file or furnish reports and other information with the SEC under the Exchange Act and regulations under that act. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the form and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I Subsidiary information

Not applicable.

10.J Annual Report to Security Holders

Not required.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The information on pages 50-51 in our Annual Report 2024 under the heading “Operational & Financial Review—Quantitative and qualitative disclosures about market risk” is incorporated herein by reference.

Item 12. Description of Securities Other than Equity Securities

12.A Debt securities

Not applicable.

12.B Warrants and rights

Not applicable.

12.C Other securities

Not applicable.

12.D American Depositary Shares

Fees payable by ADS holders

The depositary may charge each person to whom Sunrise ADSs are issued, including, without limitation, issuances against deposits of Sunrise Shares, issuances in respect of Sunrise Share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by Sunrise or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the Sunrise ADSs or Deposited Securities, and each person surrendering Sunrise ADSs for withdrawal of Deposited Securities or whose Sunrise ADSs are cancelled or reduced for any other reason, a fee of up to U.S.$5.00 for each 100 ADSs (or portion thereof) for each issued, delivered, reduced, cancelled or surrendered, or upon which a Sunrise Share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a Sunrise Share distribution, rights or other distribution prior to such deposit to pay such charge.

The following additional fees, charges and expenses will also be incurred by the Sunrise ADS holders, the beneficial owners, by any party depositing or withdrawing Sunrise Shares or by any party surrendering Sunrise ADSs or to whom Sunrise ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by Sunrise or an exchange of stock regarding the Sunrise ADSs or the Deposited Securities or a distribution of Sunrise ADSs), whichever is applicable:

•a fee of up to $0.05 per Sunrise ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreements;

•an aggregate fee of up to $0.05 per Sunrise ADS per calendar year (or portion thereof) for services performed by the depositary in administering the Sunrise ADSs (which fee may be charged on a periodic basis during each calendar year and will be assessed against Sunrise ADS holders as of the record date or record dates set by the depositary during each calendar year and will be payable in the manner described in the next succeeding provision);

•an amount for the reimbursement of such charges and expenses as are incurred by the depositary or any of its agents (including, without limitation, the custodian, as well as charges and expenses incurred on behalf of Sunrise ADS holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the Sunrise Shares or other Deposited Securities, the sale of securities (including, without limitation, Deposited Securities), the delivery of Deposited Securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charges and expenses may be assessed on a proportionate basis against Sunrise ADS holders as of the record date or dates set by the depositary and will be payable at the sole discretion of the depositary by billing such Sunrise ADS holders or by deducting such charge or expense from one or more cash dividends or other cash distributions);

•a fee of up to $0.05 per Sunrise ADS held for the direct or indirect distribution of securities (other than Sunrise ADSs or rights to purchase additional Sunrise ADSs as described above) or the net cash proceeds from the public or private sale of any such securities, regardless of whether any such distribution or sale is made by, for or received from, or (in each case) on behalf of, the depositary, the Company or any third party (which fee may be assessed against Sunrise ADS holders as of a record date set by the depositary);

•stock transfer or other taxes and other governmental charges;

•a transaction fee per cancellation request (including any cancellation request made through SWIFT, facsimile transmission or any other method of communication) as disclosed on the “Disclosures” page (or successor page) of ADR.com and any applicable delivery expenses (which are payable by such persons or holders); and

•transfer or registration fees for the registration of transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan Chase or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars (“FX Transactions”). For certain currencies, FX Transactions are entered into with JPMorgan Chase or an affiliate, as the case may be, acting in a principal capacity. For other currencies, FX Transactions are routed directly to and managed by an unaffiliated local custodian (or other third-party local liquidity provider), and neither JPMorgan Chase nor any of its affiliates is a party to such FX Transactions.

The foreign exchange rate applied to an FX Transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third-party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosures” page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, JPMorgan Chase nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which JPMorgan Chase or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the FX Transaction. Additionally, the timing of execution of an FX Transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, JPMorgan Chase and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, Sunrise, Sunrise ADS holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by JPMorgan Chase and its affiliates as a result of risk management or other hedging related activity.

Notwithstanding the foregoing, to the extent Sunrise provides U.S. dollars to the depositary, neither JPMorgan Chase nor any of its affiliates will execute an FX Transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from Sunrise.

Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of FX Transactions will be provided by the depositary on ADR.com. Each holder and beneficial owner by holding or owning a Sunrise ADS or an interest therein, and Sunrise, each acknowledge and agree that the terms applicable to FX Transactions disclosed from time to time on ADR.com will apply to any FX Transaction executed pursuant to the deposit agreements.

Sunrise will pay all other fees, charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between Sunrise and the depositary.

The right of the depositary to charge and receive payment of fees, charges and expenses survives the termination of the deposit agreements, and will extend for those fees, charges and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.

The fees and charges described above may be amended from time to time by agreement between Sunrise and the depositary.

The depositary may make available to Sunrise a set amount or a portion of the depositary fees charged in respect of the Sunrise ADS program or otherwise upon such terms and conditions as Sunrise and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of Sunrise ADSs directly from investors depositing Sunrise Shares or surrendering Sunrise ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.

The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to Sunrise ADS holders. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to Sunrise ADS holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreements are due in advance or when declared owing by the depositary.

Under certain limited circumstances, the depositary may reduce or waive certain fees, charges and expenses provided in the Sunrise ADSs and in the deposit agreements, including, without limitation, those described above that would normally be charged on Sunrise ADSs issued to or at the direction of, or otherwise held by, Sunrise or certain Sunrise ADS holders and beneficial owners and holders and beneficial owners of the Sunrise Shares.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of 31 December 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of 31 December 2024, our disclosure controls and procedures were effective.

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) or an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

There were no changes to our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Sunrise Board has determined that Mr. Meyer qualifies as an “audit committee financial expert” as that term is defined under Nasdaq Rule 5605(c)(2)(A).

.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, executive officers and directors. A copy of the Code of Business Conduct and Ethics is available on our website at https://www.sunrise.ch/en/corporate/about-us/downloads. Information contained on, or that can be accessed through our website does not constitute a part of this report and is not incorporated by reference herein. During 2024, we did not significantly amend the Code of Business Conduct and Ethics or grant any waiver, including any implicit waiver, from any provision of the Code of Business Conduct and Ethics to any Sunrise Directors or employees. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

Item 16C. Principal Accountant Fees and Services

    The consolidated financial statements of Sunrise Communications AG as of 31 December 2024 and 2023, and for each of the three years in the period ended 31 December 2024, appearing in this Annual Report have been audited by KPMG AG, Switzerland (“KPMG AG”), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given the authority of such firm as experts in accounting and auditing. The registered business address of KPMG AG is Badenerstrasse 172, CH-8036 Zurich, Switzerland (PCAOB ID 3240).

The table below summarizes the fees for the professional services rendered by KPMG AG for the years ended 31 December 2024 and 2023 and breaks down these amounts by category of service:

	Year ended 31 December
	2024	2023
	CHF million

Audit Fees	3.0	4.1
Audit-related fees	0.1	0.1
Tax fees	—	—
All other fees	—	—
Total	3.2	4.1

“Audit Fees” consist of fees billed for the annual audit of our consolidated financial statements, and the statutory audit of our consolidated and stand-alone financial statements, and reviews of interim financial statements. Audit Fees also include services that only our independent external auditor can reasonably provide, such as the review of documents filed with the U.S. stock exchange. 2024 fee includes CHF 0.2 million and CHF 0.2 million in connection with the spin-off and standalone company financial reporting requirements respectively. 2023 fee includes CHF 1.5 million in connection with the spin-off, shown in the year the service was related to.

“Audit-Related Fees” consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor and mainly include services such as due diligence, agreed-upon or expanded audit procedures and ESG limited assurance services.

“Tax Fees” may include services for tax compliance, tax planning and tax advice.

“Other Fees” may consist of services other than the services reported in audit fees, audit-related fees and tax fees.

Audit and Non-Audit Services Pre-Approval Policy

To ensure the independence and objectivity of our external auditors, the provision of all non-audit services by the external auditors are pre-approved by our audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

The Audit Committee consists of Thomas D. Meyer, Catherine Mühlemann and Enrique Rodriguez. Mr. Meyer is the chair of the Audit Committee. The Sunrise Board has determined that Mr. Meyer and Ms. Mühlemann are independent as defined in the applicable Nasdaq Listing Rules. In accordance with the transition provisions of the Nasdaq Listing Rules applicable to newly public companies, the Audit Committee will, by the date required by the Nasdaq Listing Rules, be composed exclusively of independent directors, if the Sunrise ADSs remain listed on Nasdaq on such date.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On 8 November 2024, Sunrise repurchased 1,000,000 Sunrise Class A Common Shares, at their par value, from Liberty Global as part of the transactions that effected the spin-off.

Period	Total Number of Shares Purchased	Average Price Paid per Share in CHF	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs

1 November 2024 – 30 November 2024	1,000,000	0.01	—	—
Total	1,000,000

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Sunrise is subject to the laws and regulations of Switzerland (in particular, Swiss company and securities laws, SIX Swiss Exchange rules and the Swiss Code of Best Practice) and the securities laws of the United States, as well as Nasdaq Listing Rules, as applicable to foreign private issuers. The Nasdaq Listing Rules provide that foreign private issuers may follow home country practice in lieu of Nasdaq’s corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. Accordingly, Sunrise is not required to comply with certain of Nasdaq’s corporate governance requirements. The following summarizes some significant ways in which Sunrise's corporate governance practices differ from those followed by domestic listed US companies under the Nasdaq Listing Rules:

•While the Sunrise Board may choose to hold executive sessions at which only independent directors are present at least twice a year, it is not required to do so. Swiss law does not require, and the Swiss Code of Best Practice does not recommend, that the Sunrise Board hold such sessions at least twice a year as required by Rule 5605(b)(2) of the Nasdaq Listing Rules;

•Sunrise follows Swiss law with respect to shareholder approval of issuances of equity securities.Under the Swiss Code of Obligations, Sunrise may increase its share capital (Aktienkapital) and issue new shares through an ordinary capital increase, which would require shareholder approval, or without shareholder approval if such capital increase is made based on the capital range or conditional capital specified in Sunrise’s articles of association. In addition, under Swiss law, the aggregate amounts of maximum compensation of the board of directors and of the executive committee and, under certain circumstances, the compensation report require shareholder approval, but equity incentive plans do not. Sunrise is not required to follow the requirements of Rule 5635 of the Nasdaq Listing Rule which requires shareholder approval for certain issuances of equity securities; and

•Swiss law does not require, and Sunrise’s articles of association do not provide for, attendance quorum requirements generally applicable to general meetings of shareholders. Sunrise is not required to follow the requirements of Rule 5620(c) of the Nasdaq Listing Rules.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Sunrise has an insider trading policy governing all transactions in securities of any Sunrise group company that applies to all Sunrise personnel, including directors, officers and employees, as well as Sunrise's advisors who have or could have access to insider information or material non-public information. Sunrise also follows procedures for the repurchase of its own securities. We believe our insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to Sunrise. A copy of Sunrise's insider trading policy is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

Item 16K. Cybersecurity

Sunrise is subject to risks from cyber-attacks that have the potential to cause significant interruptions to the operation of its business. The frequency of these attempted intrusions has increased in recent years and the sources, motivations and techniques of attack continue to evolve and change rapidly. Sunrise has developed a cybersecurity program that is designed to scan for, monitor and identify risks to company confidential or non-public information, protect such information, detect threats and events and maintain an appropriate response and recovery capability to help ensure resilience against cyber-attacks and other information security incidents. Sunrise has adopted a variety of measures to monitor and address cyber-related risks and continue to implement and explore additional cybersecurity measures.

Sunrise's strategy for managing cyber-related risks is risk-based and, where appropriate, integrated within our comprehensive enterprise risk management processes. Sunrise's Chief Information Security Officer (“CISO”), who reports directly to Sunrise's Chief Technology Officer (“CTO”), leads a dedicated cybersecurity team and is responsible for the design, implementation and execution of our cyber-risk management strategy. Additionally, the Compliance, Regulatory & Governance team who is reporting to the General Counsel and Chief Corporate Affairs Officer (“CAO”) and works closely with the CISO on information security matters oversees and manages the ISO 27001:2022 certified Sunrise Information Security Management System (“ISMS”) as well as the ISO 22301 certified Sunrise Business Continuity Management System (“BCMS”). Both of these management systems include a comprehensive and specific risk management and policy framework. The risks from the respective management systems feed directly into the corporate risk management and are regularly reported to the Audit Committee.

Sunrise's CISO and cybersecurity teams actively monitor Sunrise's systems, regularly review and adapt its policies, compliance, regulations and best practices, perform penetration testing, conduct incident response exercises and internal ethical phishing campaigns and provide periodic training and communication across the organization to strengthen security focused behavior and foster a culture of digital safety. Sunrise's cybersecurity team also routinely participates in industry-wide programs to further information sharing, intelligence gathering and unity of effort in responding to potential or actual attacks. The Sunrise ISO certified BCMS operates and is externally audited on a yearly cycle and includes comprehensive business continuity plans for all critical systems and activities to develop an effective recovery strategy that seeks to decrease incident response times, limit financial impacts and maintain customer confidence during any business interruption. As part of the ISO certified ISMS, Sunrise also administers a third-party risk governance program that identifies potential risks introduced through third-party relationships, such as vendors, software and hardware manufacturers or professional service providers. Sunrise seeks to obtain certain contractual security guarantees and assurances with these third-party relationships to help ensure the security and safety of its information. The cybersecurity teams works closely with a broad range of departments, including legal, regulatory, corporate communications, audit services, information technology and operational technology functions critical to Sunrise's operations, as well as engaging external vendors to help ensure the company’s cybersecurity program operates effectively.

Sunrise's current CISO, Antti Partanen, has significant experience leading cybersecurity efforts at large enterprises, having worked immediately prior to joining Sunrise at Vodafone Global Cyber Security where he was instrumental in shaping the Cyber Security function at Vodafone Germany, the biggest Vodafone OpCo, where he held the roles of Head of Cyber Prevent and Deputy Chief Information Security Officer during a period of eight years. The Sunrise CISO also holds a Masters degree in Communications Engineering, Telecommunications Systems and Network Security from Helsinki University of Technology (Aalto University). Furthermore, he is a ISACA-Certified Information Security Manager. Sunrise's CISO has been with the company or its subsidiaries for over two years.

Cybersecurity incidents detected by Sunrise's cybersecurity team are evaluated internally based on their severity Management of cyber incidents is aligned with the Sunrise Corporate Crisis Management5, with major incidents being escalated to, and managed by, the Corporate Crisis Management, and according to the thresholds defined in the Corporate Crisis Management, escalated to the highest levels of management, including the company’s Chief Technology Officer (“CTO”), its CAO, and, ultimately, its CEO. These members of the Executive Committee are provided with details of the type and severity of the attack, the company’s planned response to the incident
5 The Sunrise Corporate Crisis Management deals with crisis situations, aiming to facilitate rapid and appropriate responses to serious events such as natural disasters, terrorist attacks, and IT system failures, with the goal of restoring normal operations as quickly as possible.

and are briefed on what information was accessed and the impact such incident has had or is expected to have on the company’s operations, as well as any financial or regulatory implications resulting from the incident.

Sunrise's Audit Committee is responsible for oversight of our cybersecurity measures, incident response management and risks related to cybersecurity and technology as well as the steps taken by management to mitigate such risks. Sunrise's CISO provides periodic updates to the Audit Committee on the state of Sunrise's cybersecurity posture, new threats or threat actors that the company is monitoring or developing defenses against and any potential areas of improvement. Sunrise's CEO, CTO, CISO and CAO also have to provide ad hoc updates to the Audit Committee and full board of directors, as appropriate, in the case of a material cybersecurity incident, providing them a full briefing of the type and scope of the incident as well as the company’s current and planned mitigation efforts. All the memebrs of the Audit Committee have significant direct or indirect cybersecurity experience. Cybersecurity and the effectiveness of our cybersecurity strategy are regular topics of discussion at meetings of our Audit Committee and board of directors.

In 2024, there were no cybersecurity threats, including as a result of any previous cybersecurity incidents, that materially affected or are reasonably likely to materially affect the company, including its business strategy, results of operations or financial condition.

Part III

Item 17. Financial Statements

See response to “Item 18. Financial Statements.”

Item 18. Financial Statements

Sunrise Communications AG
Consolidated Statements of Income or Loss

	Note	Year ended December 31
in CHF millions		2024	2023	2022
Revenue	6	3,018.0	3,035.2	3,035.2
Direct costs		(830.1)	(834.6)	(819.6)
Personnel expenses	8 and 10	(407.0)	(416.7)	(438.3)
Other operating income and capitalized labor	7 and 26	68.1	105.7	61.7
Other operating expenses	7 and 26	(696.4)	(758.8)	(750.2)
Depreciation of right-of-use assets	13	(129.7)	(128.0)	(145.4)
Depreciation and amortization	14 and 15	(917.9)	(992.1)	(1,028.8)
Operating income (loss)		105.0	10.7	(85.4)
Financial income	22	257.7	574.7	456.7
Financial expenses	22	(742.6)	(957.2)	(340.2)
Share of gains (losses) of equity method investments	25	1.3	(0.3)	2.2
Income (loss) before taxes		(378.6)	(372.1)	33.3
Income tax benefit (expense)	19	16.7	59.9	50.7
Net income (loss)		(361.9)	(312.2)	84.0
Attributable to:
Sunrise Communications AG shareholders		(365.8)	(316.1)	80.5
Non-controlling interest		3.9	3.9	3.5
Earnings (loss) per share
Basic and diluted earnings (loss) per share of class A	21	(5.1)	(4.4)	1.1
Basic and diluted earnings (loss) per share of class B	21	(0.5)	(0.4)	0.1
The accompanying notes are an integral part of these consolidated financial statements.

Sunrise Communications AG
Consolidated Statements of Comprehensive Income or Loss

	Note	Year ended December 31
in CHF millions		2024	2023	2022
Net income (loss)		(361.9)	(312.2)	84.0
Other comprehensive income (loss), net of taxes:
Items that are or may be reclassified to the statement of income or loss:
Foreign currency translation adjustments		(13.3)	(95.0)	(54.5)
Items that will not be reclassified to the statement of income or loss:
Pension-relation adjustments		(7.7)	(23.0)	9.3
Other comprehensive income (loss), net of taxes		(21.0)	(118.0)	(45.2)
Attributable to:
Sunrise Communications AG shareholders		(21.0)	(117.8)	(46.6)
Non-controlling interest		—	(0.2)	1.4
Total comprehensive income (loss), net of taxes		(382.9)	(430.2)	38.8
Attributable to:
Sunrise Communications AG shareholders		(386.8)	(433.9)	33.9
Non-controlling interest		3.9	3.7	4.9
The accompanying notes are an integral part of these consolidated financial statements.

Sunrise Communications AG
Consolidated Statements of Financial Position

	Note	As of December 31
in CHF millions		2024	2023
ASSETS
Current assets:
Cash and cash equivalents		351.8	4.8
Trade receivables	24	353.0	390.9
Current financial assets	24	162.5	237.0
Tax receivables		—	2.4
Other current assets	12	259.9	376.0
Total current assets		1,127.2	1,011.1
Non-current assets:
Property, plant and equipment	14	2,338.5	2,295.7
Goodwill	16	6,012.7	6,012.7
Intangible assets	15	1,084.4	1,529.9
Right-of-use assets	13	1,262.5	1,294.2
Financial assets	24	5.1	293.1
Investments	25	48.4	55.6
Deferred tax assets	19	23.6	—
Other non-current assets	12	160.4	116.4
Total non-current assets		10,935.6	11,597.6
Total assets		12,062.8	12,608.7
LIABILITIES AND EQUITY
Liabilities
Current liabilities:
Accounts payable		316.0	281.4
Lease liabilities	13	164.1	170.4
Financial liabilities	24	586.7	550.2
Provisions	17	4.7	52.8
Tax liabilities		17.9	15.9
Other current liabilities	12	497.0	582.8
Total current liabilities		1,586.4	1,653.5
Non-current liabilities:
Lease liabilities	13	1,055.2	1,087.3
Financial liabilities	24	4,747.9	5,921.9
Provisions	17	64.0	64.1
Defined benefit obligations	10	8.4	8.4
Deferred tax liabilities	19	165.8	206.7
Other non-current liabilities	12	48.2	89.8
Total non-current liabilities		6,089.5	7,378.2
Total liabilities		7,675.9	9,031.7
Equity
Ordinary share capital	19	7.2	—
Treasury shares		(0.1)	—
Reserves	20	4,353.7	3,554.8
Equity attributable to the shareholders		4,360.8	3,554.8
Non-controlling interests	20	26.1	22.2
Total equity		4,386.9	3,577.0
Total liabilities and equity		12,062.8	12,608.7

The accompanying notes are an integral part of these consolidated financial statements.

Sunrise Communications AG
Consolidated Statements of Changes in Equity

in CHF millions	Ordinary share capital	Treasury Stock	Other Reserves	Currency translation reserve	Actuarial gains/(losses) from defined benefit plans, net of taxes	Total equity attributable to shareholders	Non-controlling interests	Total equity
Balance at January 1, 2022			3,118.4	(100.8)	24.0	3,041.6	18.2	3,059.8
Net income			80.5	—	—	80.5	3.5	84.0
Other comprehensive income (loss), net of taxes			—	(54.5)	7.9	(46.6)	1.4	(45.2)
Total comprehensive income			80.5	(54.5)	7.9	33.9	4.9	38.8
Share-based compensation			30.3	—	—	30.3	—	30.3
Capital contributions (distributions)			924.4	—	—	924.4	(3.8)	920.6
Balance at December 31, 2022			4,153.6	(155.3)	31.9	4,030.2	19.3	4,049.5
Net loss	—	—	(316.1)	—	—	(316.1)	3.9	(312.2)
Other comprehensive income (loss), net of taxes	—	—	—	(95.0)	(22.8)	(117.8)	(0.2)	(118.0)
Total comprehensive income	—	—	(316.1)	(95.0)	(22.8)	(433.9)	3.7	(430.2)
Share-based compensation	—	—	21.9	—	—	21.9	—	21.9
Capital contributions (distributions)	—	—	(63.4)	—	—	(63.4)	(0.8)	(64.2)
Balance at December 31, 2023			3,796.0	(250.3)	9.1	3,554.8	22.2	3,577.0
Net loss	—	—	(365.8)	—	—	(365.8)	3.9	(361.9)
Other comprehensive income (loss), net of taxes	—	—	—	(13.3)	(7.7)	(21.0)	—	(21.0)
Total comprehensive income	—	—	(365.8)	(13.3)	(7.7)	(386.8)	3.9	(382.9)
Issuance of shares	7.2	(0.1)	(7.1)	—	—	—	—	—
Share-based compensation	—	—	15.1	—	—	15.1	—	15.1
Capital contributions (distributions)	—	—	1,177.7	—	—	1,177.7	—	1,177.7
Balance at December 31, 2024	7.2	(0.1)	4,615.9	(263.6)	1.4	4,360.8	26.1	4,386.9
The accompanying notes are an integral part of these consolidated financial statements.

Sunrise Communications AG
Consolidated Statements of Cash Flow

	Note	Year ended December 31
in CHF millions		2024	2023	2022
Cash flows from operating activities:
Net income (loss)		(361.9)	(312.2)	84.0
Income tax expense (benefit)	19	(16.7)	(59.9)	(50.7)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation expense		19.1	22.5	30.7
Depreciation of RoU assets	13	129.7	128.0	145.4
Depreciation of PP&E and amortization of intangibles	14 and 15	917.9	992.1	1,028.8
Restructuring and other operating items		49.8	86.2	149.1
Financial income	22	(257.7)	(574.7)	(456.7)
Financial expenses	22	742.6	957.2	340.2
Dividends received		3.0	3.1	2.8
Interest received	22	1.6	0.9	0.6
Tax refunds		—	4.0	1.1
Taxes paid		(1.1)	—	(10.4)
Changes in operating assets and liabilities and other		52.8	(45.7)	(12.2)
Net cash provided by operating activities		1,279.1	1,201.5	1,252.7
Cash flows from investing activities:
Capital expenditures	14 and 15	(541.1)	(468.0)	(417.4)
Cash paid in connection with acquisitions, net of cash acquired	27	—	(85.1)	—
Acquisition of equity-accounted investees	25	(0.6)	—	(35.8)
Net advances from (to) related parties		112.7	(204.8)	(71.0)
Cash received for other investing activities		—	0.1	36.2
Cash paid for other investing activities		(49.7)	(2.8)	(55.0)
Net cash used in investing activities		(478.7)	(760.6)	(543.0)
Cash flows from financing activities:
Interest paid		(420.2)	(422.5)	(329.3)
Vendor financing additions	24	363.4	271.2	148.2
Repayments of debt	24	(1,064.7)	—	(899.4)
Principal payments on vendor financing	24	(377.0)	(296.6)	(284.5)
Payment of lease liabilities	13	(114.4)	(107.6)	(112.4)
Payment of financing costs and debt premiums	24	—	0.1	(26.3)
Net cash received (paid) for interest related derivative instruments	23	172.7	174.5	42.2
Net cash received (paid) for principal related derivative instruments	24	(120.4)	(57.4)	(47.1)
Capital contribution from parent		1,106.2	—	955.8
Related-party payments		—	—	(149.2)
Issuance of share capital	1	0.1	—	—
Repurchase of treasury stock	20	(0.1)	—	—
Cash paid for other financing activities		—	(1.8)	(12.0)
Net cash used in financing activities		(454.4)	(440.1)	(714.0)
Net increase (decrease) in cash and cash equivalents:		346.0	0.8	(4.3)
Cash and cash equivalents at the beginning of year		4.8	2.3	5.5

Effect of exchange rate changes on cash	1.0	1.7	1.1
Cash and cash equivalents at the end of year	351.8	4.8	2.3
The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.GENERAL INFORMATION
Sunrise Communications AG is a public company incorporated, domiciled and registered in Switzerland. The registered office of Sunrise Communications AG are located at Glattpark (Opfikon), Thurgauerstrasse 101b, 8152, Switzerland.
These consolidated financial statements for the years ended 31 December 2024 and 31 December 2023 are in substance a continuation of the previously reported F-4 financials of Sunrise HoldCo V B.V. The reporting period 2024 presented comprises the consolidated financial statements of Sunrise Communications AG and its subsidiaries (collectively referred to as 'Sunrise'). The comparative periods 2023 and 2022 presented reflect the carrying amounts from the consolidated financial statements of Sunrise HoldCo V B.V.
Sunrise’s principal operating company, Sunrise GmbH, is a full-range telecommunications provider in Switzerland, offering mobile voice and data, landline services (retail and wholesale voice, business and integration services), video and landline Internet including Internet Protocol Television (IPTV) services to both residential and business customers as well as to other operators. Sunrise has its own national backbone landline and IP network as well as its own mobile network based on 4G and 5G technologies. In connection with the services it provides, Sunrise also resells handsets manufactured by third-party suppliers.
In connection with the spin-off from Liberty Global Ltd (hereinafter 'LG'), a series of reorganization steps were completed. The transaction resulted in separation from LG and the formation of the Sunrise Communications AG, whose shares are listed at the SIX Swiss Exchange. The reorganization transactions included the following steps:
Formation of Sunrise Communications AG
Liberty Global Ltd. formed Sunrise Communications AG, a Swiss-incorporated entity, on 3 May 2024, as part of the spin-off preparations with a cash contribution of CHFk 100 (1,000,000 shares with a nominal value of CHF 0.10 per share).
Internal restructuring
On 22 October 2024, Liberty Global contributed subsidiaries and assets to Sunrise HoldCo VI B.V., and aligned its intercompany loans with external debt terms.
Repayment of external debt
From 28 October to 1 November 2024, Sunrise entities streamlined intercompany loan structures, extinguished redundant agreements and repaid external debts.
Spin-off execution
At the Extraordinary General Meeting of Liberty Global Ltd (hereinafter “LG”) on 25 October 2024, Liberty Global shareholders approved the proposed 100% spin-off of Sunrise through the distribution of Sunrise shares.
Immediately before the execution of the spin-off, Sunrise HoldCo VI BV, the former parent entity, was contributed by the sole shareholder LG to Sunrise Communications AG for the issuance of 68,759,702 Sunrise Class A shares and 25,977,316 Sunrise Class B shares with a nominal value of CHF 0.10 per share, respectively CHF 0.01 per share.

The transaction did not meet the definition of business combination under IFRS 3, because neither Sunrise nor LG were identified as acquirer. Sunrise's equity position was adjusted to reflect the share capital structure of Sunrise Communications AG. Other amounts in equity (such as revaluation reserves and retained earnings) include amounts from the historical consolidated financial statements of Sunrise HoldCo V B.V.
As of the spin-off date, 68,759,702 Sunrise Class A common shares and 25,977,316 Sunrise Class B shares were outstanding.

These shares have been distributed by LG to its shareholders in the form of American Depositary Shares (ADS) on 12 November 2024.For every five Class A or Class C LG share, Liberty Global shareholders have received one Sunrise Class A ADS, held as of the close of business on the distribution record date of 4 November 2024, and 2 Sunrise Class B ADS for every LG Class B share. The spin-off transaction did not result in any changes to the existing shareholder group.
Sunrise Class A ADS began trading on Nasdaq under the ticker symbol
"SNRE" on 13 November 2024, while the Sunrise Class A common shares began trading on the SIX Swiss
Exchange under the ticker symbol "SUNN" on 15 November 2024.

These consolidated financial statements have been approved and authorized by the Board of Directors for issuance on 26 February 2025 in accordance with a resolution of Sunrise’s Board of Directors.

2.BASIS OF PREPARATION AND SCOPE OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB') and are referred to hereinafter as consolidated financial statements. They present the activities, assets and liabilities of Sunrise, as included in the scope of consolidation, and contain the financial information of the legal entities of Sunrise.
Sunrise forms a separate group of legal entities in all years presented. All intercompany transactions and balances within Sunrise have been eliminated. Any respective material events occurring after 31 December 2024 are disclosed in Note 29.
These consolidated financial statements present the assets, liabilities, revenues, expenses and cash flows attributable to Sunrise. The consolidated financial statements have been prepared under the historical cost convention, unless otherwise indicated. The fair value of financial assets and liabilities is presented in Note 24. The consolidated financial statements have been prepared under the assumption of going concern. The presentation currency of these consolidated financial statements is the Swiss franc ('CHF'). Due to rounding, numbers presented throughout this report may not add up precisely to the totals provided. All ratios and variances are calculated using the precise underlying amount rather than the presented rounded amount.
The preparation of these consolidated financial statements require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the fiscal period. These estimates are based on management’s best knowledge of current events and actions that Sunrise may undertake in the future. Please refer to Note 4 for further details.
See Note 26 for additional disclosures regarding transactions with related parties.
3.MATERIAL ACCOUNTING POLICIES
These consolidated financial statements were prepared in accordance with the accounting policies described and the amendments effective as of 1 January 2024 which are described below. Sunrise has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
Several amendments apply for the first time in 2024, which did not have a material impact on the consolidated financial statements of Sunrise.

Standard	Name	Effective from
Amendments to IFRS 16	Lease liability in a sale and leaseback transaction	1 January 2024
Amendments to IAS 1	Classifying liabilities as current or non-current	1 January 2024
Amendments to IAS 1	Classifying non-current liabilities with covenants	1 January 2024
Amendments to IAS 7	Supplier finance arrangements	1 January 2024

Foreign currency translation
These consolidated financial statements are presented in Swiss francs ('CHF'), which is the reporting currency of Sunrise. The functional currency is the currency applied in the primary economic environment. Transactions in currencies other than the functional currency are translated at the transaction-date exchange rates or the average rate. Foreign exchange gains and losses arising from differences between transaction date and settlement date rates are recognized as financial income or expenses in the consolidated statements of income or loss.
The following table summarizes the principal exchange rates used by Sunrise (shown against CHF):

	December 31
	2024	2023	2022
Spot rates:
Euro	1.0645	1.077	1.0128
US Dollar	1.1016	1.1916	1.0847

	Year ended December 31
	2024	2023	2022
Average rates:
Euro	1.0502	1.0295	0.9948
US Dollar	1.1362	1.1135	1.0478

Revenue from contracts with customers

Revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration (net of VAT) to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when the customer obtains control of the promised goods or services. Significant sources of revenue are explained in Note 6.

Sunrise groups multi-component contracts (e.g., mobile subscription with subsidized mobile hardware) into portfolios and allocates the total transaction price to each separate performance obligation (including undelivered elements) in proportion to the stand-alone selling prices. Revenue is recognized when the customer obtains control of the separate components.
In the consolidated statements of financial position, timing differences in the recognition of revenue between separate performance obligations lead to the recognition of a contract asset, i.e., a legally not yet entitled right to consideration from a contract with a customer. Incremental costs to obtain a contract with a customer, such as incremental sales commissions, are generally recognized as assets and amortized over the applicable period benefited, which generally is the contract life. If, however, the amortization period is less than one year, Sunrise expenses such costs in the period incurred. In contrast, activation fees lead to the recognition of a contract liability, i.e., the obligation to transfer goods or services to a customer for which the entity has received consideration from the customer. Contract assets and liabilities are determined at the contract level and not at the performance obligation level. Accrued income and deferred discounts are classified as part of contract assets.
Revenue is recognized gross when Sunrise acts as a principal in a transaction. For content-based services and handsets sold via third party retailers, where Sunrise acts as an agent, revenue is recognized net of direct costs.

Direct costs

Direct costs are related to acquiring, producing or gaining access to the product, content or service that is sold to the customer. These include, but are not limited to, costs for hardware, access, copyrights, programming, roaming, interconnection, new build and built-to-suit.

Property, plant and equipment

Property, plant and equipment ('PP&E') are measured at cost less accumulated depreciation and write-downs for impairment.
Costs comprise purchase price and costs directly attributable to the acquisition until the date on which the asset is ready for use, as well as the estimated costs of dismantling and restoring the site. The costs of self-constructed assets include directly attributable payroll costs, materials, parts purchased, and services rendered by sub-suppliers during the construction period. Costs also include estimated asset retirement costs on a discounted basis if the related obligation meets the conditions for recognition as a provision.
The depreciation base is measured at cost less residual value and any write-downs. Depreciation is provided on a straight-line basis over the estimated useful life of the assets as follows:

Asset category	Useful lives
Support equipment and buildings	3 to 33 years
Distribution systems	3 to 30 years
Customer premises equipment ('CPE')	4 to 5 years

The depreciation expense of property, plant and equipment is included in depreciation and amortization expenses in the consolidated statements of income or loss.
Property, plant and equipment that have been disposed of or scrapped are eliminated from accumulated costs and accumulated depreciation. Gains and losses arising from the sale of property, plant and equipment are measured as the difference between the sales price less selling expenses and the carrying value at the time of sale. The resulting gain or loss is recognized in the consolidated statements of income or loss in other operating income or other operating expenses, respectively.
Software that is an integral part of a tangible asset (e.g., telephone exchange installations) is presented together with the related tangible assets.
If indications exist that the value of an asset may be impaired, the recoverable amount of the asset is determined. If the recoverable amount of the asset, which is the higher of the fair value less costs to sell and the value in use, is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

Intangible assets

Intangible assets comprise software, licenses and rights, brands and other intangible assets required to operate the business, and software developed or customized by Sunrise. Intangible assets are measured at cost less accumulated amortization and impairment losses and are amortized on a straight-line basis over their estimated useful lives. Broadcasting rights and spectrum licenses are generally multi-year contracts, for which an asset is recognized in the amount of the contract consideration with a corresponding liability for any unpaid portion of the total contract costs at contract inception. The rights are amortized on a straight-line basis over the contract term.

Asset category	Useful lives
Software	3 to 5 years
Licenses and rights	5 to 26 years
Brands and customer relationships	6 to 10 years
Other intangible assets	2 to 25 years

The amortization expense of intangible assets is included in depreciation and amortization expenses in the consolidated statements of income or loss.
Development projects, including costs of computer software purchased or developed for internal use, are recognized as intangible assets if the costs can be calculated reliably and if they are expected to generate future economic benefits. Costs of development projects include wages and external charges. Development projects that do not meet the criteria for recognition in the consolidated statements of financial position are expensed as incurred.
Non-derivative financial instruments

Cash and cash equivalents, current trade and other receivables, current related-party receivables and payables, certain other current assets, accounts payable and certain accrued liabilities represent financial instruments that are initially recognized at fair value and subsequently carried at amortized cost. Due to their relatively short maturities, the carrying values of these financial instruments approximate their respective fair values. Loans and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such loans and other receivables are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Leases

Sunrise leases mainly consist of rental of distribution systems, support equipment, buildings and land. Sunrise recognizes a right-of-use ('RoU') asset and a lease liability at the lease commencement date. The RoU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred. Furthermore, the RoU asset is adjusted for an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located. The RoU assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the useful life of the RoU asset or the end of the lease term. The useful lives per asset class are as follows:

Asset category	Useful lives
Support equipment, buildings and land	3 to 33 years
Distribution systems	3 to 30 years

In addition, RoU assets are periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The RoU assets and the lease liabilities are presented separately in the consolidated financial statements. Lease liabilities are initially measured at the present value of the future lease payments, discounted using the interest rate implicitly specified in the lease or Sunrise’s incremental borrowing rate as the discount rate.
Sunrise applies the short-term lease recognition exemption to leases of less than 12 months. Lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

Inventories

Inventories are measured at the lower of cost and net realizable value. The costs of merchandise include purchase price and delivery costs. The costs of work in progress comprise direct costs of merchandise, direct labor, other direct costs and related production overheads. Related costs for items sold are presented within direct costs in the consolidated statements of income or loss.

Trade receivables and other receivables

Receivables are measured at amortized cost net of an allowance for uncollectible amounts. The allowance for trade receivables and contract assets is always measured at an amount equal to lifetime expected credit loss ('ECL'). When determining whether the credit risk of a financial asset has increased significantly, Sunrise considers both quantitative and qualitative information and analysis based on its historical experience, internal credit assessment and forward-looking information. Allowances for anticipated uncollectible amounts are based on individual assessments of major receivables and historically experienced losses on uniform groups of other receivables. This allowance is equal to the difference between the carrying amount and the present value of the amounts expected to be recovered. Significant financial difficulties of the debtor, the probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. The loss is recognized in the consolidated statements of income or loss within other operating expenses.
When a trade receivable is uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other operating expenses in the consolidated statements of income or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and in hand and deposits held at call with banks with a maturity of less than three months at inception. Bank overdrafts are included in current liabilities.

Provisions

An asset retirement obligation ('ARO') is recognized when Sunrise has a legal or constructive obligation to remove the asset and restore the site where the asset was used at the end of the lease term (e.g., in connection with the future dismantling of mobile stations and restoration of property owned by third parties). Sunrise has estimated and capitalized the net present value of the obligations and increased the carrying amount of the asset by the respective amount. The estimated cash flows are discounted using a risk-adjusted interest rate, which is derived from Swiss government bonds along with a company-specific risk spread based on issued corporate bonds, and recognized as a provision. Subsequently, the unwinding of the discount is expensed in financial expenses. The capitalized amount is amortized over the expected lease period, including the potential extension option if it is expected to be exercised. Provisions are measured at management’s best estimate of the amount at which the liability is expected to be settled. If the timing of the settlement has a significant impact on the measurement of the liability, such liability is discounted.

Pensions

Sunrise’s pension plans comprise defined benefit plans established under Swiss pension legislation. Obligations are determined by independent qualified actuaries using the projected unit credit method assuming that each year of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to build up the final obligations. Sunrise recognizes a gain or loss on curtailment when a commitment is made to significantly reduce the number of employees, generally as a result of a restructuring or disposal/discontinuation of part of the business or the outsourcing of business activities. Gains or losses on curtailment or, settlement of pension benefits are recognized in the consolidated statements of income or loss when the curtailment or settlement occurs.
Differences between projected and realized changes in pension assets and pension obligations are referred to as actuarial gains and losses and are recognized in the consolidated statements of other comprehensive income when such gains and losses occur.
In the case of changes in benefits relating to employees’ previous service periods, a change in the estimated present value of the pension obligations will be immediately recognized.
The present value of the pension obligation is measured using a discount rate based on the interest rate on high-quality corporate bonds where the currency and terms of the corporate bonds are consistent with the currency and estimated terms of the defined benefit obligation.

Amendments to IFRS Accounting Standards and Interpretations, whose application is not yet mandatory

The following IFRS Accounting Standards and Interpretations published up to the end of 2024 are mandatory from the 2025 financial year onwards.

Standard	Name	Effective from
Amendments to IAS 21	Lack of exchangeability	1 January 2025
Amendments to IFRS 9 and IFRS 7	Classification and Measurement of Financial Instruments	1 January 2026
Amendments to IFRS 1, 7, 9, 10 and IAS 7	Annual Improvements to IFRS Accounting Standards	1 January 2026
Amendments to IFRS 9	Contracts Referencing Nature-dependent Electricity	1 January 2026
IFRS 18	Presentation and disclosure in financial statements	1 January 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	1 January 2027

Sunrise will review its financial reporting for the impact of those new and amended standards which take effect on or after 1 January 2025 and which Sunrise did not choose to adopt earlier than required. At present, Sunrise anticipates no material impact on the consolidated financial statements, except for IFRS 18 issued by the IASB on 9 April 2024. IFRS 18 will replace IAS 1, although many existing principles in IAS 1 are retained. The key concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and enhanced principles on aggregation and disaggregation which apply to both the primary financial statements and notes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but may change what an entity reports as its "operating profit or loss". Sunrise is currently evaluating the potential impact of IFRS 18 on its consolidated financial statements.

4.USE OF JUDGMENTS AND ESTIMATES
The following specific estimates and judgments are considered important when portraying Sunrise’s financial position:
•Useful life of intangible assets and property, plant and equipment, as shown in Note 3, is assigned based on periodic studies of the actual useful life and intended use of those assets. Such studies are completed or updated whenever new events occur with the potential to impact the way the useful life of the asset is determined, such as events or circumstances that indicate that the carrying value of the asset may not be recoverable and should therefore be tested for impairment. Any change in the estimated useful life of these assets is recognized in the financial statements as soon as any such change is determined. For details, see Note 14 and Note 15.
•Goodwill and intangible assets comprise a significant portion of the Sunrise’s total assets. The impairment test for intangible assets is a complex process that requires significant management judgment in determining various assumptions, such as cash flow projections, discount rate and terminal growth rates. The sensitivity of the estimated measurement to these assumptions, consolidated or individually, can be significant. Furthermore, the use of different estimates or assumptions when determining the fair value of such assets may result in different values and could result in impairment charges. For details, see Note 15 and Note 16.
•Right-of-use assets and lease liabilities amount to a significant portion of the Sunrise’s consolidated statements of financial position (see Note 13). The valuation is based on several judgments, starting with the assessment of whether a contract contains a lease. Other material judgments made by Sunrise include assumptions concerning the lease terms and the probability that an extension option will be exercised.
•Net periodic pension cost for defined benefit plans is estimated based on certain actuarial assumptions, the most significant of which relate to discount rate and future salary increases. As shown in Note 10, the assumed discount rate reflects changes in market conditions. Sunrise believes these assumptions illustrate current market conditions.
•Estimates of deferred taxes and significant items giving rise to deferred assets and liabilities are shown in Note 19. These reflect the assessment of future taxes to be paid on items in the financial statements, giving consideration to both the timing and probability of these estimates. In addition, such estimates reflect expectations about the amount of future taxable income and, where applicable, tax planning strategies. Actual income taxes and income for the period may vary from these estimates as a result of changes in expectations about future taxable income, future changes in income tax law or the final review of tax returns by tax authorities.
•Provisions for asset retirement obligations are made for costs incurred in connection with the future dismantling of mobile stations and restoration of property owned by third parties. These provisions are primarily based on estimates of future costs for dismantling and restoration, long-term inflation and discount rate expectations, as well as the timing of the dismantling. See Note 17.

5.SEGMENT REPORTING
For management purposes, Sunrise is organized into business units which reflect the different customer groups to which Sunrise provides its telecommunications products and services and has the following three operating segments, which are its reportable segments:
•Residential customers
•Business customers & Wholesale
•Infrastructure & Support functions
The Board of Directors assumes the role of the Chief Operating Decision Maker ('CODM') and monitors the operating results of the segments Residential customers, Business customers & Wholesale and Infrastructure & Support functions separately for the purpose of making decisions about resource allocation and performance assessment.
Each of these segments engages in its particular business activity which is described below:

•Residential customers: provides fixed-line and mobile services to residential end customers as well as sales of handsets. Sunrise focuses on selling its products in the Swiss telecommunications market by marketing bundled offers in fixed/Internet, mobile and IPTV.
•Business customers & Wholesale: provides a full range of products and services, from fixed-line and mobile communications to Internet and data services as well as integration services to different business areas: small office and home office, small and medium-size managed enterprises and large corporate clients. The wholesale product portfolio covers voice, data, Internet and infrastructure services such as carrier and roaming services, which are marketed to business customers.

•Infrastructure & Support functions: activities comprise support units such as network, IT and operations (customer care) as well as staff functions like finance, human resources and strategy.
Performance is measured based on Adjusted EBITDAaL as included in the internal financial reports reviewed by the CODM. This is considered an adequate measure of the operating performance of the segments reported to the CODM for the purposes of resource allocation and performance assessment. Assets and liabilities are not allocated to operating segments in the management reports reviewed by the CODM, as the review focuses on adjusted EBITDAaL. Sunrise’s finance income, finance expenses and income tax expenses are reviewed on a total level, and therefore not allocated to operating segments.
As Sunrise mainly operates in Switzerland, no geographical information is further presented.

Segment information

	Year ended December 31, 2024
	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
	CHF in millions
Total revenue	2,173.1	830.3	14.6	3,018.0
Direct costs	(515.2)	(299.5)	(15.4)	(830.1)
Indirect costs[1]	(401.5)	(115.8)	(449.1)	(966.4)
Lease expense[2]	(52.0)	(13.5)	(133.9)	(199.4)
Adj. EBITDA after lease expense (EBITDAaL)	1,204.4	401.5	(583.8)	1,022.1
Depreciation and amortization of property, plant and equipment and intangible assets				(917.9)
Share-based compensation, restructuring & other				(69.0)
Finance income/(expense)[3]				(413.8)
Income tax benefit				16.7
Net income (loss)				(361.9)
1 Excludes expenses for share-based compensation, restructuring and other.
2 Contains depreciation and interest expenses for leases arrangements under IFRS 16. Excludes expenses for short-term leases, which are reported in line "indirect cost".
3 Excludes interest expenses for leases, which are included in line "lease expense".

	Year ended December 31, 2023
	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
	CHF in millions
Total revenue	2,247.1	776.6	11.5	3,035.2
Direct costs	(537.6)	(271.0)	(26.0)	(834.6)
Indirect costs[1]	(417.5)	(115.4)	(428.2)	(961.1)
Lease expense[2]	(51.0)	(11.2)	(133.7)	(195.9)
Adj. EBITDA after lease expense (EBITDAaL)	1,241.0	379.0	(576.4)	1,043.6
Depreciation and amortization of property, plant and equipment and intangible assets				(992.1)
Share-based compensation, restructuring & other				(108.6)
Finance income/(expense)[3]				(315.0)
Income tax benefit				59.9
Net income (loss)				(312.2)

	Year ended December 31, 2022
	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
	CHF in millions
Total revenue	2,275.5	752.3	7.4	3,035.2
Direct costs	(538.4)	(267.7)	(13.5)	(819.6)
Indirect costs[4]	(417.8)	(111.7)	(417.6)	(947.1)
Lease expense[5]	(39.9)	(10.4)	(160.4)	(210.7)
Adj. EBITDA after lease expense (EBITDAaL)	1,279.4	362.5	(584.1)	1,057.8
Depreciation and amortization of property, plant and equipment and intangible assets				(1,028.8)
Share-based compensation, restructuring & other				(179.7)
Finance income/(expense)[6]				184.0
Income tax benefit				50.7
Net income (loss)				84.0
4 Excludes expenses for share-based compensation, restructuring and other.
5 Contains depreciation and interest expenses for leases arrangements under IFRS 16. Excludes expenses for short-term leases, which are reported in line "indirect cost".
6 Excludes interest expenses for leases, which are included in line "lease expense".

6.REVENUE FROM CONTRACTS WITH CUSTOMERS
Revenue by major category and reportable segment is set forth below:

	Year ended December 31, 2024
	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
	CHF in millions
Fixed	1,001.8	483.0	—	1,484.8
Subscription	987.8	293.4	—	1,281.2
Non-subscription and hardware	14.0	189.6	—	203.6
Mobile	1,041.1	343.9	—	1,385.0
Subscription	833.5	266.2	—	1,099.7
Non-subscription and hardware	207.6	77.7	—	285.3
Other	130.2	3.4	14.6	148.2
Total	2,173.1	830.3	14.6	3,018.0

	Year ended December 31, 2023
	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
	CHF in millions
Fixed	1,061.7	437.4	—	1,499.1
Subscription	1,043.1	273.4	—	1,316.5
Non-subscription and hardware	18.6	164.0	—	182.6
Mobile	1,052.3	336.2	—	1,388.5
Subscription	852.9	254.7	—	1,107.6
Non-subscription and hardware	199.4	81.5	—	280.9
Other	133.2	2.9	11.5	147.6
Total	2,247.2	776.5	11.5	3,035.2

	Year ended December 31, 2022
	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
	CHF in millions
Fixed	1,088.3	430.6	0.7	1,519.6
Subscription	1,079.6	270.0	0.7	1,350.3
Non-subscription and hardware	8.7	160.6	—	169.3
Mobile	1,053.5	320.8	—	1,374.3
Subscription	854.8	240.6	—	1,095.4
Non-subscription and hardware	198.7	80.2	—	278.9
Other	133.7	0.9	6.7	141.3
Total	2,275.5	752.3	7.4	3,035.2

Subscription revenue

Sunrise recognizes service revenue from mobile and fixed services over the contractual period. Installation or activation fees related to the services provided are deferred as contract liabilities and recognized over the contractual period. Revenue from the sale of prepaid services is deferred and recognized at the time of use. Discounts that can be allocated to service revenues are evenly distributed over the minimum contract binding period.
Mobile subscriptions have no contract term beyond a 60 days notice period, whereas residential services require a minimum contract duration of 12 months. For contracts combined with a promotion, the typical minimum contract term is 24 months. For B2B service contracts, the contract term is typically between one to five years.

Non-subscription and hardware

Non-subscription revenues include mainly revenue from hardware sales, which are recognized at point-in-time upon delivery. Revenue from carrier and roaming services offered to medium and large enterprises and fixed-line and mobile services on a wholesale basis to other operators are recognized over the contractual period.
Other

Revenue from sales of build-to-suit network sites is recognized at point-in-time when the sites are available for use and legal ownership is transferred. Net collectible fees earned from early termination of contracts are recognized when collected. Other revenue further includes revenue from subleases and is recognized over time.

Contract assets

Contract assets primarily relate to Sunrise’s rights to consideration for hardware sold within a bundle arrangement but not yet billed.
The following table provides information about contract assets and contract liabilities from contracts with customers.

	December 31
	2024	2023	2022
	CHF in millions
Contract assets	27.8	31.7	22.5

The following table includes revenue from contracts with an original duration of more than one year which is expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the reporting date.

	Year ended December 31
	2025	2026	2027
	CHF in millions
Telecommunications services (mobile and fixed)	56.9	15.0	7.1

Sunrise makes use of the practical expedients in IFRS 15, according to which unsatisfied performance obligations under contracts with an expected original term of no more than one year and revenues recognized in accordance with the billed amounts are exempt from the disclosure requirement.

Contract liabilities

Contract liabilities primarily relate to deferred revenue including broadband cable services and subscription fees, as well as activation fees for which revenue is recognized over the term of the service contract.

	December 31
	2024	2023	2022
	CHF in millions
Contract liabilities to residential customers	46.0	43.1	55.3
Contract liabilities to business customers	28.0	36.3	19.2
Contract liabilities to other telecommunications services	0.8	0.4	0.5
Total	74.8	79.8	75.0
Thereof current portion of contract liabilities	71.3	66.7	69.9
Thereof non-current portion of contract liabilities	3.5	13.1	5.1

Contract costs

According to IFRS 15, commission fees directly attributable to a contract are capitalized and recognized as expenses over the estimated contract duration. This means that capitalized commission fees are amortized when the related revenues are recognized. The capitalized costs are amortized in other operating expenses or personnel expenses, depending on whether the costs are paid to external retailers or own employees.

	2024	2023
	CHF in millions
Balance as of January 1	69.3	62.5
Additional capitalised contract cost	88.1	71.6
Amortized contract cost	(77.0)	(64.8)
Balance as of December 31	80.4	69.3

7.OTHER OPERATING INCOME AND EXPENSES

	Year ended December 31
	2024	2023	2022
	CHF in millions
Marketing & Commissions	(188.8)	(195.2)	(195.9)
Network related costs	(170.6)	(167.4)	(207.6)
Professional Services	(105.7)	(130.2)	(130.1)
Facility & Energy	(66.5)	(55.1)	(51.0)
IT expenses	(57.6)	(49.4)	(50.9)
Administration	(34.7)	(39.4)	(43.0)
Call centre services	(34.7)	(39.2)	(39.6)
Allowance for receivables	(35.3)	(16.9)	(27.6)
Other	(2.5)	(66.1)	(4.4)
Total other operating expenses	(696.4)	(758.8)	(750.2)
Capitalized labor as non-current assets	63.0	68.3	60.1
Other income	5.1	37.4	1.5
Total other operating income and capitalized labor	68.1	105.7	61.7

Other operating expenses

In 2024, expenditures for professional services experienced a reduction amounting to CHF 24.5 million in comparison to the preceding year. This decline was primarily attributable to a CHF 14.4 million decrease in intercompany-related as well as a CHF 13.0 million reduction in contracting services. Conversely, facility and energy expenses increased by CHF 11.4 million relative to the prior year, predominantly driven by elevated electricity costs. Furthermore, the allowance for receivables saw an increase of CHF 18.4 million compared to the previous year, largely influenced by one-time items.
In 2023, the category "Other" included a CHF 29.1 million ice-hockey distribution-rights penalty issued by the Competition Commission as well as CHF 28.5 million expenses related to restructuring.
The categories disclosed for other operating expenses do not include expenses that were included in other financial statement line items (such as personnel expenses or depreciation).

Other operating income and capitalized labor

In 2023, Sunrise recognized CHF 17.2 million income related to disputed overcharges by Swisscom, and CHF 20.0 million abandoned lease income related to the former Wallisellen office building.

8.PERSONNEL EXPENSES

	Year ended December 31
	2024	2023	2022
	CHF in millions
Wages, salaries and social security charges	363.9	384.2	380.8
Pension expenses	24.0	10.0	26.8
Share-based compensation	19.1	22.5	30.7
Total	407.0	416.7	438.3

9.KEY MANAGEMENT PERSONNEL COMPENSATION
Key management personnel comprise the members of the Executive Leadership Team and the members of the Board of Directors. Their compensation is as follows:
Remuneration of the Executive Leadership Team and Board of Directors

	Year ended December 31
	2024	2023	2022
	CHF in millions
Wages, salaries and social security charges	8.4	6.2	8.0
Pension costs	0.8	0.8	1.2
Share-based compensation	6.6	6.9	9.1
Termination benefits	0.7	2.5	0.7
Total	16.5	16.4	19.0

10.EMPLOYEE BENEFIT OBLIGATIONS
Sunrise provides retirement benefits to its employees as required by Swiss law by means of a pension fund that is a separate legal entity. The Sunrise Pension Fund is a separate, semi-autonomous foundation governed by the Occupational Pensions and Foundations Office of the Canton of Zurich. Disability and death risks are reinsured by Zurich Insurance. The fixed assets of the Sunrise Pension Fund are managed by Credit Suisse Asset Management in Zurich in accordance with organizational guidelines and investment regulations. The Board of Trustees consists of an equal number of employer and employee representatives and is responsible for managing the Foundation in accordance with Swiss law. Per the Occupational Pensions Act, a temporary funding shortfall is permitted. The Board of Trustees must take appropriate measures to resolve the shortfall within a reasonable timeframe. If those measures do not lead to the desired results, the Pension Fund may temporarily charge remedial contributions to employers, insured persons, and pensioners. The employer contribution must at least equal the aggregate contributions levied from the insured persons.
The pension fund operates a pension plan for all staff, which qualifies as a defined benefit plan under IAS 19. Future pension benefits are based primarily on years of credited service and on contributions made by the employee and employer over the service period, which vary according to age as a percentage of insured salary. The rate of annual interest credited to employee accounts on the balance representing the minimum amount required under pension law is defined by the Swiss government. In addition, the conversion factor used to convert the accumulated capital upon retirement into an annual pension is also defined by the Swiss government. In the case of over-funding, it may be possible to a limited extent to reduce the level of contributions from both employer and employee. Distribution of excess funds from the pension fund to Sunrise is not possible. These defined benefit plans expose Sunrise to actuarial risks, such as currency risk, interest rate risk and market (investment) risk.
A curtailment gain of CHF 13.5 million has been recorded in 2023 (2022: CHF nil), due to a restructuring event in the respective year. In 2024, no curtailment gain has been recorded.

Pension (income) costs resulting from defined benefit plans

	December 31
	2024	2023	2022
	CHF in millions
Current service costs excluding interest costs	19.5	16.9	20.7
Net interest costs on defined benefit obligation and service costs	0.4	0.3	0.1
Past service income	(2.1)	(13.5)	(0.3)
Administration costs	1.7	0.6	0.9
Termination benefits	0.2	0.2	0.2
Total	19.7	4.5	21.6

Assets and obligations

	December 31
	2024	2023
	CHF in millions
Fair value of plan assets	851.4	793.7
Defined benefit obligation	(859.8)	(802.1)
Total	(8.4)	(8.4)

Movement in other comprehensive income

	December 31
	2024	2023	2022
	CHF in millions

Actuarial (gain) / loss due to
demographic assumptions	—	(0.1)	(0.6)
financial assumptions	15.5	81.0	(163.9)
experience adjustments	39.9	5.6	11.8
Actuarial (gain) / loss during period	55.4	86.5	(152.6)
Return on defined benefit plan assets (greater)/less than net interest recognised	(48.4)	(18.8)	108.4
Impact of changes in asset ceiling	—	(37.3)	33.2
Remeasurement effects recognized in OCI	7.0	30.4	(11.0)

Movement in defined benefit obligations

	2024	2023
	CHF in millions
Balance as of January 1	802.1	748.8
Included in the consolidated statements of income or loss
Current service costs	19.5	16.9
Past service income	(2.1)	(13.5)
Interest costs on defined benefit obligation	10.5	16.4
Administration costs and termination benefits	1.9	0.8
Settlements	—	(6.2)
Included in consolidated statements of other comprehensive income
Actuarial (gain) / loss arising from:
Demographic assumptions	—	(0.1)
Financial assumptions	15.5	81.0
Experience adjustment	39.9	5.6
Other
Employee contributions	20.1	20.4
Benefits paid / transferred	(47.5)	(68.0)
Total defined benefit obligations as of December 31	859.9	802.1

Movement in fair value of plan assets

	2024	2023
	CHF in millions
Balance as of January 1	793.7	784.3
Included in the consolidated statements of income or loss
Interest income	10.1	16.8
Settlements	—	(6.2)
Included in consolidated statements of other comprehensive income
Return on plan assets excluding interest income	48.4	18.8
Other
Employer contributions	26.6	27.5
Employee contributions	20.1	20.5
Benefits paid	(47.5)	(68.0)
Total fair value of plan assets as of December 31	851.4	793.7

Asset allocation of plan assets

	December 31
	2024			2023
	CHF in millions	Quoted	Unquoted	CHF in millions	Quoted	Unquoted
Cash and cash equivalents	12.1	—%	1.4%	8.8	—%	1.1%
Equity securities	301.6	35.4%	—%	267.2	33.7%	—%
Debt securities	305.8	35.9%	—%	299.5	37.7%	—%
Real estate	168.5	1.5%	18.3%	159.4	2.8%	17.2%
Other	63.4	—%	7.4%	58.8	—%	7.4%
Total	851.4	72.8%	27.2%	793.7	74.3%	25.7%

Plan assets do not include any property used by Sunrise companies. Furthermore, the defined benefit plans do not hold any shares of Sunrise or its subsidiaries.
Periodically, an asset-liability matching study is performed by the pension fund’s asset manager, in which the consequences of the strategic investment policies are analysed (the latest study was conducted in 2022). The strategic investment policy of the pension fund can be summarized as follows: a strategic asset mix comprising 21% to 47% equity securities, 20% to 56% bonds, 12% to 38% real estate, 0% to 4% cash in banks and 0% to 7% other investments.

Principal actuarial assumptions

	December 31
	2024	2023

Discount rate	0.95%	1.35%
Interest crediting rate	1.25%	2.30%
Future salary increases	1.60%	1.70%
Mortality rates	BVG/LPP 2020	BVG/LPP 2020

As of 31 December 2024, the weighted average duration of the defined benefit obligation was 12.6 years (2023: 11.9 years). For 2025, Sunrise's projected contributions to its pension funds total CHF 22.5 million. Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.
As of the census date, 30 September 2024, 2,799 (30 September 2023: 2,882) active participants and 411 (30 September 2023: 409) participants receiving benefits were enrolled in the pension scheme.

Sensitivity analysis

	2024
	Increase to	Decrease to
	CHF in millions

Discount rate (0.5% movement)	809.9	916.2
Future salary increases (1.0% movement)	871.7	849.9
Although the analysis does not take account of the full distribution of cash flows expected under the plan, it does provide an approximation of the sensitivity of the assumptions shown.
Sunrise offers a defined contribution plan for employees having an annual salary in excess of CHF 136,080 with an external provider. In 2024, the expenses for the defined contribution plan amount to CHF 6.6 million (2023: CHF 6.6 million).

11.SHARE-BASED COMPENSATION
In connection with the spin-off, the Liberty Global Compensation Committee adjusted the outstanding equity awards granted under the Liberty Global Long-Term Incentive Plan 2024 (Performance Incentive Plan) and converted the majority of the awards into Sunrise equity instruments, thereby ensuring alignment with the strategic priorities of Sunrise and its shareholders. For awards granted before 2024, no conversion to Sunrise equity instruments was made. For the latter awards, Sunrise needs to compensate LG. The amount for 2024 is disclosed in the table below the line "Other". Furthermore, Sunrise delivers Sunrise RSU to holders of LG RSU awards to compensate them for the diluting effect of the spin-off (see note 21). In addition, the members of the Executive Committee and certain other employees have received an Initial Award in the form of equity-based instruments to align their interests with those of the shareholders and to support long-term value creation. Upon vesting of the awards, the respective shares are either created out of the conditional share capital or distributed from treasury shares.
The Long-Term Incentive Plan ('LTIP') contains Restricted Share Units ('RSUs'), Performance Share Units ('PSUs') and Share Appreciation Rights ('SARs'). The awards related to this plan were granted on either 25 March 2024 or 2 August 2024. The Initial Award contains RSUs, PSUs, and Shares. The awards related to this plan were granted on either 6 December 2024 or 30 December 2024. In the financial year 2023, no such awards were granted.
The following share-based compensation costs have been recognized in this financial year:

December 31, 2024
CHF in millions

Non-performance based incentive awards	4.9
Performance-based incentive awards	1.2
Shares	0.8
SHIP[1]	2.3
Other	9.9
Total share-based payments costs	19.1
1 Certain employees can elect for (a portion of) their annual bonus to be paid out in shares. As a consequence, this expense is a part of total share-based compensation.
2 Sunrise has the intent to settle these awards in shares.

General award information

The award types granted are RSUs, PSUs, SARs and Shares.
RSUs grant the right to receive shares on specified future vesting dates, subject to continued employment with Sunrise. The RSUs vest in equal yearly instalments over the course of the total vesting period.
PSUs grant the right to receive shares on specified future vesting dates, subject to both a service condition and a performance condition. The vesting of the award depends on the service condition, while the number of shares being awarded per PSU depends on the achievement of the performance condition. For the PSUs of the LTIP 2024, the performance condition depends on the Relative Total Shareholder Return (rTSR) and the Cumulative Absolute Adjusted Free Cash Flow (FCF). The performance condition entitles the holder to between 0 and 1.85 shares per PSU. For the Initial Award PSUs, the performance criterion is the Implied Total Shareholder Return (TSR) based on achieved Internal Rate of Return (IRR) Performance %. The performance condition entitles the holder to between 0 and 1.5 shares per PSU. The PSUs vest in one instalment after the total vesting period.
SARs give the participant the right to receive the value2 of any increase in the share price over the base price of the grant date less withholding tax on the day the SAR is exercised. The SARs can be exercised at any time after vesting, until the expiration date. The SARs expire at the close of business on the tenth anniversary of the applicable grant date and vest in equal yearly instalments over the course of the total vesting period.
Shares are awards in the form of shares that are transferred to the participant at grant date. Should a member of the Executive Committee terminate his/her employment prior to 31 December 2025, Sunrise retains the right to reclaim all shares granted under this agreement, giving rise to an implied service condition.
The categories in the table above are composed of the following awards:

	Grant date	FV at grant date
Non-performance based incentive awards
LTI 2024 RSU	25/3/2024	34.07
LTI 2024 SAR	25/3/2024	9.66
LTI 2024 RSU	2/8/2024	36.59
LTI 2024 SAR	2/8/2024	10.45
Initial Award RSU	6/12/2024	41.55
Initial Award RSU	30/12/2024	39.32
Performance-based incentive awards
LTI 2024 PSU	25/3/2024	50.01
LTI 2024 PSU	2/8/2024	44.65
Initial Award PSU	6/12/2024	42.09
Initial Award PSU	30/12/2024	42.09
Shares	6/12/2024	41.55

Fair value

The LTIP 2024 was converted into a plan with underlying Sunrise shares using an adjustment factor. This was applied with the aim of ensuring that the fair value ('FV') of this plan as a whole did not significantly change. For the PSUs, the performance condition was modified to reflect the performance of Sunrise rather than Liberty Global. The modifications were made with the aim of leaving the total FV unchanged.
The FV of the RSUs and Shares of the Initial Award is equal to the closing price of Sunrise Communications AG on the SIX Swiss Exchange on the respective grant date. The FV of the PSUs was based on a Monte Carlo model with one million simulations. An assumed share price volatility of 24.70% was utilized, alongside an entry price of CHF 40.61 and a risk-free rate of 1.01%.

Number of units	PSUs	RSUs	SARs	Shares	Total 2024
Balance January 1	-	-	-	-	-
Granted	421,608	408,262	471,729	99,186	1,400,785
Settled	-	-	-	(99,186)	(99,186)
Forfeited	-	(8,863)	(10,485)	-	(19,348)
Balance December 31	421,608	399,399	461,244	0	1,282,251

	Number of SARs units	Weighted average strike price (CHF)
Balance January 1	-	-
Granted	471,729	33.88
Forfeited	(10,485)	33.57
Outstanding December 31	461,244	33.88

12.OTHER OPERATING ASSETS AND LIABILITIES
The details of Sunrise's other current and non-current assets as well as other current and non-current liabilities are set forth below:

	December 31
	2024	2023
	CHF in millions
Other assets - current:
Third party receivables	63.4	120.0
Prepayments	60.8	128.7
Contract assets	14.6	17.3
Contract costs	61.1	53.6
Inventories	58.5	50.1
Other	1.5	6.3
Total	259.9	376.0
Other assets - non-current:
Trade receivables	34.3	44.0
Prepayments	82.1	31.7
Contract assets	13.2	14.4
Contract costs	19.2	15.8
Other	11.6	10.5
Total	160.4	116.4
Other liabilities - current:
Accrued other liabilities	261.0	335.0
Accrued capital expenditures	63.5	66.9
Accrued payroll and employee benefits	68.3	83.0
Deferred revenue	71.3	66.7
Other	32.9	31.2
Total	497.0	582.8
Other liabilities - non-current:
Other	48.2	89.8
Total	48.2	89.8

Write-downs of inventories to the net realizable value totalled CHF 0.7 million in 2024 (2023: CHF 8.9 million). The value of inventories recognized as an expense in direct costs and other operating expenses totalled CHF 226.1 million (2023: CHF 217.8 million). No inventories were expected to be sold after more than one year.

13.LEASING
Sunrise leased assets include telecommunications installations like mobile sites and transmission equipment such as leased lines, shops and offices as well as vehicles. Information about leases for which Sunrise is a lessee is presented below.

Right-of-use assets

	December 31
	2024	2023
	CHF in millions
Distribution systems	1,091.4	1,166.2
Support equipment, buildings and land	171.1	128.0
Total RoU assets	1,262.5	1,294.2
At 31 December 2024 the weighted average discount rate was 5.5% (2023: 5.0%). During 2024, Sunrise recorded additions in RoU assets associated with leases of CHF 126.30 million (2023: CHF 56.20 million), respectively.

Lease expenses

	Year ended December 31
	2024	2023	2022
	CHF in millions
Depreciation and amortization
Distribution systems	101.4	99.3	96.3
Support equipment, buildings and land	28.3	28.7	49.1
Total depreciation and amortization	129.7	128.0	145.4
Interest expense	69.8	67.9	65.3
Short-term lease expense[9]	2.4	3.2	3.2
Total lease expense	201.9	199.1	213.9

9 Included in operating income before depreciation and amortization.

Lease liabilities

Maturities of our lease liabilities are presented below:

	Year ended December 31
	2024	2023
	CHF in millions
Within 1 year	164.1	170.4
Between 1 and 2 years	152.0	153.9
Between 2 and 3 years	148.8	145.5
Between 3 and 4 years	141.3	141.9
Between 4 and 5 years	135.2	135.0
After 5 years	925.7	1,002.2
Total payments	1,667.1	1,748.9
Less: present value discount	(447.8)	(491.2)
Present value of lease payments	1,219.3	1,257.7
Current portion	164.1	170.4
Non-current portion	1,055.2	1,087.3

Cash flows from leases

	Year ended December 31
	2024	2023
	CHF in millions
Principal payments	114.4	107.6
Interest payments	61.0	58.4
Payments for short-term leases	2.4	3.2
Total payments	177.8	169.2

14.PROPERTY, PLANT AND EQUIPMENT

	Distribution systems	Customer premises equipment	Support equipment and buildings	Assets under construction	Total
	CHF in millions
Cost:
January 1, 2023	3,060.6	432.3	1,423.3	247.7	5,163.9
Additions	280.5	93.2	3.5	—	377.2
Additions from business combinations	70.7	—	3.0	—	73.7
Retirements and disposals	(34.9)	(93.3)	(2.1)	—	(130.3)
Reclassifications	(65.9)	(59.2)	25.2	99.9	—
December 31, 2023	3,311.0	373.0	1,452.9	347.5	5,484.5
Additions	257.3	100.3	50.4	—	408.0
Retirements and disposals	(213.1)	(101.0)	(25.3)	—	(339.4)
Reclassifications	(233.9)	(9.6)	(6.1)	173.2	(76.4)
Other	—	—	—	(1.0)	(1.0)
December 31, 2024	3,121.3	362.7	1,471.9	519.7	5,475.7

	Distribution systems	Customer premises equipment	Support equipment and buildings	Assets under construction	Total
	CHF in millions
Accumulated depreciation and impairment:
January 1, 2023	(2,326.1)	(249.0)	(291.7)	—	(2,866.8)
Depreciation	(290.8)	(69.1)	(92.6)	—	(452.5)
Retirements and disposals	34.9	93.3	2.4	—	130.6
Reclassifications	(47.3)	60.1	(12.8)	—	—
December 31, 2023	(2,629.3)	(164.7)	(394.7)	—	(3,188.7)
Depreciation	(287.1)	(67.9)	(13.0)	—	(368.0)
Retirements and disposals	213.1	100.7	25.2	—	339.0
Reclassifications	—	—	65.5	—	65.5
Other	9.8	2.0	3.2	—	15.0
December 31, 2024	(2,693.5)	(129.9)	(313.8)	—	(3,137.2)

	Distribution systems	Customer premises equipment	Support equipment and buildings	Assets under construction	Total
	CHF in millions
Property and equipment, net:
Net carrying amount at December 31, 2023	681.7	208.3	1,058.2	347.5	2,295.7
Net carrying amount at December 31, 2024	427.8	232.8	1,158.1	519.7	2,338.5

In 2024, software assets with a net carrying amount of CHF10.9m have been reclassified from PP&E to Intangible assets.

The capitalization process recognizes all additions to PP&E as "Additions" to Assets under depreciation (Distribution systems, Customer premises equipment, and Support equipment and buildings), which are then reclassified simultaneously into Assets under construction within "Reclassifications", as long as construction or implementation of the underlying projects is ongoing. Once the project has been completed, the final asset is reclassified from Assets under construction to Assets under depreciation within Reclassifications. Due to that process the table above shows negative reclassifications for Assets under depreciation categories.

15.INTANGIBLE ASSETS
Changes in the carrying amounts of the intangible assets are as follows:

	Brands and customers relationships	Licenses and rights	Software	Other intangible assets	Total
	CHF in millions
Cost:
January 1, 2023	1,972.0	652.1	523.3	18.3	3,165.7
Additions from business combinations	8.4	—	—	—	8.4
Additions	0.3	—	160.2	—	160.5
Retirements and disposals	(27.4)	—	(48.3)	—	(75.7)
Other	2.5	—	—	(1.1)	1.4
December 31, 2023	1,955.8	652.1	635.2	17.2	3,260.3
Additions	—	2.0	99.9	—	101.9
Retirements and disposals	—	(153.5)	(32.6)	(8.0)	(194.1)
Reclassifications	—	—	76.4	—	76.4
Other	1.9	—	—	3.6	5.5
December 31, 2024	1,957.7	500.6	778.9	12.8	3,250.0

	Brands and customers relationships	Licenses and rights	Software	Other intangible assets	Total
	CHF in millions
Accumulated amortization:
January 1, 2023	(732.3)	(252.7)	(280.0)	(1.6)	(1,266.6)
Amortization	(322.0)	(66.8)	(143.6)	(7.2)	(539.6)
Retirements and disposals	27.4	—	48.3	—	75.7
Other	—	—	—	0.1	0.1
December 31, 2023	(1,026.9)	(319.5)	(375.3)	(8.7)	(1,730.4)
Amortization	(321.7)	(69.0)	(155.0)	(4.2)	(549.9)
Retirements and disposals	—	153.5	32.6	8.0	194.1
Reclassifications	—	—	(65.5)	—	(65.5)
Other	—	—	(13.9)	—	(13.9)
December 31, 2024	(1,348.6)	(235.0)	(577.1)	(4.9)	(2,165.6)

	Brands and customers relationships	Licenses and rights	Software	Other intangible assets	Total
	CHF in millions
Intangible assets subject to amortization, net:
Net carrying amount at 31 December 2023	928.9	332.6	259.9	8.5	1,529.9
Net carrying amount at 31 December 2024	609.1	265.6	201.8	7.9	1,084.4

Brands and customer relationships
As of 31 December 2024, the most significant intangible assets are the customer base of former Sunrise Communications Group AG with a carrying amount of CHF 575.7 million as well as the Sunrise brand with a carrying amount of CHF 20.5 million. Both assets originated from the acquisition by former UPC GmbH in 2020 (renamed to Sunrise GmbH in 2022). The remaining useful life is 2 years and 6 years, respectively.

Licenses and rights

As of 31 December 2024, licenses and rights consist primarily of two spectrum licenses. The frequency usage rights acquired in January 2013 are mostly used for 4G. The carrying amount is CHF 120.6 million with a remaining useful life of 4 years.
The frequency usage rights acquired in July 2019 are used for 5G. The carrying amount is CHF 56.8 million with a remaining useful life of 10 years.
In 2022, Sunrise signed a contract with Swiss Ice Hockey Federation and acquired broadcasting rights for the National League. These broadcasting rights have a carrying amount of CHF 80.0 million with a remaining useful life of 3 years.

Software

Software mainly includes licenses and developments for Customer Relationship Management ('CRM') and accounting applications with varying remaining useful lives of less than 5 years.
In 2024, software assets with a net carrying amount of CHF 10.9m have been reclassified from PP&E to Intangible assets.

16.GOODWILL
Goodwill allocation

For business combinations, goodwill is allocated as of the transaction date to Sunrise's cash-generating units ('CGUs'). Sunrise's CGUs with allocated goodwill consist of Residential, Business and Wholesale.

	Residential	Business	Wholesale	Total
	CHF in millions
Cost:
January 1, 2023	4,580.7	1,098.3	327.3	6,006.3
Additions from business combinations	6.4	—	—	6.4
December 31, 2023	4,587.1	1,098.3	327.3	6,012.7
Additions from business combinations	—	—	—	—
December 31, 2024	4,587.1	1,098.3	327.3	6,012.7

	Residential	Business	Wholesale	Total
	CHF in millions
Goodwill, net:
Net carrying amount at 31 December 2023	4,587.1	1,098.3	327.3	6,012.7
Net carrying amount at 31 December 2024	4,587.1	1,098.3	327.3	6,012.7

Impairment tests for goodwill

Goodwill is subject to an annual impairment test conducted as of 30 September of each year. In 2024, there were no other recorded intangible assets with indefinite useful lives (2023: CHF 0). The recoverable amount of all CGUs has been determined based on its value-in-use using a discounted cash flow (DCF) method. The key assumptions used are listed below:

Key assumptions used in value in use calculations

	2024	2023

Long-term growth rate	—%	0.6%
WACC (pre-tax)	5.3%	7.0%

The calculation basis for the DCF model is Sunrise's business plan as approved by the Executive Committee. The detailed planning horizon of the business plan covers five years. The free cash flows beyond the five-year planning period were extrapolated using a long-term growth rate. The discount rate is the weighted average cost of capital ('WACC') before tax of Sunrise. Budgeted gross margin and growth rates are based on past performance and management's expectations of market development. Revenue, as a further key assumption, is estimated using detailed revenue models including market dynamics, expectations for pricing and customer churn rates, amongst others. As of the impairment test date, the recoverable amount for all CGUs was higher than the carrying amount.

Sensitivity analysis

Management performed the following sensitivity analyses, in isolation:
•increased the pre-tax discount rate by 100 basis points (bps), keeping stable other key assumptions
•decreased revenue by 500 bps, keeping stable other key assumptions
•decreased EBITDA margin by 500 bps, keeping stable other key assumptions

The results of the sensitivity analysis demonstrated that the above changes in the key assumptions would not cause the carrying value of CGUs to exceed the recoverable amount for any of the three CGUs.
17.PROVISIONS

	Asset retirement obligations	Restructuring obligations	Other provisions	Total
	CHF in millions
Provisions as of January 1, 2023	61.4	10.4	—	71.8
Provisions made during the period	2.0	28.5	29.9	60.4
Change in present value	2.5	—	—	2.5
Provisions used during the period	(1.8)	(16.0)	—	(17.8)
Provisions as of December 31, 2023	64.1	22.9	29.9	116.9
Thereof current	—	22.9	29.9	52.8
Thereof non-current	64.1	—	—	64.1
Provisions as of January 1, 2024	64.1	22.9	29.9	116.9
Provisions made during the period	2.1	1.9	—	4.0
Change in present value	2.4	—	—	2.4
Provisions used during the period	(4.6)	(20.1)	(29.9)	(54.6)
Provisions as of December 31, 2024	64.0	4.7	—	68.7
Thereof current	—	4.7	—	4.7
Thereof non-current	64.0	—	—	64.0

Provisions for asset retirement obligations relate to the future dismantling of mobile stations and restoration of property owned by third parties. Those leases generally contain provisions that require Sunrise to remove the asset and restore the sites to their original condition at the end of the lease term. The uncertainties relate primarily to the timing of the related cash outflows. The majority of these obligations are not expected to result in cash outflows within a year.
Restructuring obligations primarily include the full cost of planned business restructuring programs. These programs are expected to be completed within the next 12 months.
Other provisions are related to litigation, and legal claims. Refer to Note 18 for further details on legal contingencies for Sunrise.
18.COMMITMENTS AND CONTINGENCIES
The total contractual and purchase commitments as of 31 December 2024, amounted to CHF 886.7 million (31 December 2023: CHF 939.3 million) for future investments in property, plant and equipment, right-of-use assets and intangible assets.
On 8 December 2017, Sunrise GmbH, formerly known as UPC Schweiz GmbH, entered into a mobile virtual network operator ('MVNO') agreement with Swisscom (Schweiz) AG ('Swisscom'), as subsequently amended (the 'Swisscom MVNO'), for the provision of mobile network services to certain of Sunrise GmbH’s end customers. In January 2023, Swisscom filed a formal lawsuit against Sunrise GmbH, asserting that it is in breach of the Swisscom MVNO and claiming approximately CHF 90 million in damages. In April 2024, Sunrise agreed with Swisscom to resolve the matter, the terms of which are not material to us and, as a result, the lawsuit against Sunrise GmbH has been withdrawn.
In addition, Sunrise has significant commitments under (i) derivative instruments and (ii) defined benefit plans and similar agreements, pursuant to which we expect to make payments in future periods. For information regarding derivative instruments, including the net cash paid or received in connection with these instruments, see Note 24. For information regarding Sunrise's defined benefit plan, see Note 10.
Sunrise also has commitments pursuant to agreements with, and obligations imposed by, authorities, which may include obligations in certain markets to move aerial cable to underground ducts or to upgrade, rebuild or extend portions of Sunrise's broadband communication systems. Such amounts are not fixed or determinable.
On 5 March 2012, Sunrise GmbH was party to a dispute with Swisscom related to rates for interconnection, unbundled local loop ('ULL'), collocation, rebilling, leased lines and access to duct. On 25 August 2023, Swisscom made a non-prejudicial down payment for the unopposed portion in the amount of CHF 18.8 million (including VAT) of the total recovery. For this part, where the cash payment was received, the gain contingency was concluded as realized and undisputed, respectively. In Q3 2023, a gain contingency in the amount of CHF 17.2 million was recorded in other income.
In November 2023, Sunrise recorded a provision of CHF 29.1 million due to an ice-hockey broadcasting rights penalty issued by the Competition Commission. During the 12-month period ended 31 December 2024 Sunrise settled CHF 29.3 million related to this penalty.
Sunrise is party to certain pending lawsuits and cases with public authorities and complaint boards. Based on a legal assessment of the possible outcome of each of these lawsuits and cases,

management is of the opinion that these will have no significant adverse effect on Sunrise’s statement of financial position.
Under the terms of the financing documents, certain entities of Sunrise are guarantors. For the financial years ending 31 December 2024 and 31 December 2023, the maximum guarantee totals the value of shares and intercompany receivables.
19.INCOME TAXES
Income tax expense

	Year ended December 31
	2024	2023	2022
	CHF in millions
Current income tax expense	(20.6)	(17.3)	(6.5)
Current income tax benefit (expense) of prior periods	(19.2)	1.0	0.2
Deferred income tax benefit	56.5	76.2	57.0
Total income tax benefit	16.7	59.9	50.7

Current and deferred income taxes are recognized by each consolidated entity of Sunrise, regardless of who has the legal liability for settlement or recovery of the tax.

Current tax liabilities

For the period 2023 the current tax liabilities presented in the consolidated financial statements related to the Dutch Sunrise financing companies. The current tax expense generated up until spin-off in 2024 (including the 2023 current tax liability for the Dutch Sunrise financing company) has been presented as being settled with the tax authorities.
The settlement is presented with no cash impact on the consolidated statements of financial position and as such is deemed to have been funded by a capital contribution from Liberty Global B.V. via equity as per spin-off date.

Analysis of income taxes

Sunrise's tax rate reconciliation is based on the domestic tax rate of the main operating company domiciled in Switzerland, with a reconciling item in respect of the tax rates applied by Sunrise companies in other jurisdictions. This tax rate is used because Sunrise’s operational activities are mainly carried out in Switzerland and therefore provides the most meaningful information for the user of the consolidated financial statements.
The use of Sunrise’s weighted average tax rate based on the aggregation of the separate reconciliations of each individual jurisdiction/entity would result in a highly biased and therefore less meaningful expected tax rate due to the volatile results of the Dutch companies.

	Year ended December 31
	2024	2023	2022
	CHF in millions
Income (loss) before income taxes	(378.5)	(372.1)	33.3
Domestic income tax rate	18.3%	18.4%	18.4%
Expected income tax income/(expense)	69.4	68.4	(6.1)
Effect of income taxed at differing tax rates	5.0	(3.7)	(39.8)
Non-deductible items	(18.4)	(9.9)	(1.0)
Non-taxable income	—	0.1	0.9
Effect of changes in recognition of deferred tax assets	(0.6)	3.2	92.3
Adjustments to deferred tax balances arising from tax rate changes	—	0.5	3.3
Adjustments recognized for current and deferred tax of prior periods	(40.3)	1.0	0.3
Other effects	1.6	0.3	0.8
Total income tax benefit	16.7	59.9	50.7

In the current period, Sunrise has reached a settlement with the tax authorities regarding the ongoing tax audit. As a result, Sunrise has recognized current and deferred taxes for prior year taxes in the current period for the financial years 2020 - 2023, resulting in a reconciling item in the tax rate reconciliation. The non-tax-deductible expenses include the current year effect of the settlement.

Deferred tax assets and liabilities

Deferred tax assets and liabilities by origin of the temporary difference:

	December 31, 2024
	Assets	Liabilities
	CHF in millions
Intangible assets	—	135.2
Property, plant and equipment	—	34.2
Unrealized foreign exchange results	26.5	—
Derivatives	—	4.8
Receivables	—	3.9
Right-of-use assets	20.4	—
Deferred revenue	0.1	20.1
Employee benefit obligations	1.4	—
Provisions	8.9	0.3
Lease liabilities	—	1.0
Other	0.1	0.4
Tax net operating loss carry forward	0.4	—
Total	57.8	199.9
Netting of deferred tax assets and liabilities	34.2	(34.1)
Reflected in the consolidated statements of financial position as follows:
Deferred tax assets	23.6	—
Deferred tax liabilities	—	165.8

	December 31, 2023
	Assets	Liabilities
	CHF in millions
Intangible assets	—	195.7
Property, plant and equipment	—	43.5
Unrealized foreign exchange results	—	206.9
Derivatives	—	0.1
Receivables	0.1	—
Right-of-use assets	19.3	—
Deferred revenue	0.1	12.7
Employee benefit obligations	1.4	—
Provisions	3.3	3.7
Lease liabilities	—	0.3
Other	—	0.4
Tax net operating loss carry forward	232.4	—
Total	256.6	463.3
Netting of deferred tax assets and liabilities	256.6	(256.6)
Reflected in the consolidated statements of financial position as follows:
Deferred tax liabilities	—	206.7

Net change in deferred tax assets and liabilities

	2024	2023	2022
	CHF in millions
Opening balance at the beginning of the period January 1	206.7	294.7	351.0
Changes recognized in the consolidated statements of income or loss	(56.6)	(76.2)	(57.0)
Changes recognized in the consolidated statements of comprehensive income or loss	(1.2)	(5.4)	1.8
Changes recognized in the consolidated statements of changes in equity	(7.9)	(8.9)	(1.1)
Change in scope of consolidation / goodwill adjustment	—	3.7
Foreign currency effects	1.2	(1.2)
Closing balance at the end of the period December 31	142.2	206.7	294.7

The change in the deferred tax position is mainly recognized in the consolidated statements of income or loss. The changes via the consolidated statements of comprehensive income or loss mainly relate to deferred taxes in connection with IAS 19. The changes directly recorded in equity are based on capital contributions with different accounting recognition under IFRS and tax base, see Note 20.
Temporary differences associated with investments
Deferred tax liabilities are recognized in respect of investments in subsidiaries, branches and associates, and interest in joint arrangements, except to the extent that Sunrise can control the timing of the reversal of the associated taxable temporary difference, and it is probable that such will not reverse in the foreseeable future. Due to the existing double taxation agreement between Switzerland and the Netherlands, any distributions have no direct tax consequences. Furthermore, dividend income is exempt from direct income taxes in the Netherlands. Therefore, as of 31 December 2024, and 31 December 2023, this exception was not considered to apply to any taxable differences.
Unrecognized deferred tax assets on tax loss carryforwards
As of 31 December 2024 and 31 December 2023 Sunrise has the following unused tax loss carryforwards for which no deferred tax assets are recognized:

	December 31
	2024	2023
	CHF in millions
Due to expire within 1 year	—	—
Due to expire within 2 to 7 years	16.5	—
Due to expire in more than 7 years	—	—
Amount not due to expire	—	109.4
Total	16.5	109.4

CHF 109.4 million remained with LG as per spin-off (as mentioned above).
Unrecognized deferred tax assets on deductible temporary differences
In the current period there are no deductible temporary differences for which no deferred tax asset has been recognized (2023: CHF 967.4 million).

Other disclosures

OECD Pillar Two Model Rules (Global minimum tax)
Sunrise falls under the scope of application of the OECD minimum tax. The global minimum tax regulations provide for payment of an additional tax to account for the difference between the effective Global Anti Base Erosion ('GloBE') tax rate per country and the minimum rate of 15%. Switzerland adopted new legislation introducing the global minimum tax in December 2023 that entered into force on 1 January 2024. Sunrise does not expect the minimum tax to have any impact on its activities in Switzerland, as the effective tax rate is more than 15%. The same applies to the other countries in which Sunrise operates. Sunrise is keeping an eye on developments in the minimum tax regulations and is assessing their impact on Sunrise on an ongoing basis.
Sunrise applies the exception to recognizing and disclosing information about deferred income tax assets and liabilities in connection with income taxes related to minimum tax, as provided in the amendments to IAS 12 published in May 2023.

20.EQUITY
Ordinary share capital

Authorized ordinary share capital consists of 69,759,702 authorized Class A shares with a par value of CHF 0.10, of which 68,858,888 are issued and outstanding as at 31 December 2024 (2023: 194), and 25,977,316 authorized Class B shares with a par value of CHF 0.01.
Treasury shares

After the spin-off, Sunrise acquired 1,000,000 class A common shares for CHF 100,000 from Liberty Global Ltd., with 99,186 of these shares being used to fulfill share-based compensation obligations.

Other reserves

This caption includes capital contributions from / distributions to related parties, share-based compensation related charges and distributions as well as Sunrise's accumulated losses.
During 2022, Sunrise received net capital contributions from Liberty Global Europe Holding BV of CHF 955.8 million. The capital contributions were used to (a) partially repay outstanding principal and interest on the UPCB Finance VII Euro Notes, the UPC Holding 3.875% Senior Notes, the UPC Holding 5.5% Senior Notes, and Facilities AX and AY of the Sunrise Holding Bank Facility and (b) settle associated derivative instruments. The residual amount is mainly related to distributions recognized in connection with the exercise or vesting of stock-based compensation incentive awards.
The capital charges in 2023 include distributions of CHF 50.9 million from a change in a service agreement related to technology and innovation services and a capital contribution of CHF 6.1 million related to the Dutch Sunrise Finco's current tax liability (see Note 19). The residual amount is mainly related to distributions recognized in connection with the exercise or vesting of stock-based compensation incentive awards.
The capital charges in 2024 are mainly related to the reorganization transactions due to the spin-off execution. Sunrise received capital contributions from Liberty Global Europe Holding BV of CHF 1,106.2 million. The capital contributions were used for partial repayment of Sunrise's external debt. Further contributions from LG of 25.1 million related to the Dutch Sunrise Finco's current tax liability (see Note 19). The residual amount is mainly related to distributions recognized in connection with the exercise or vesting of stock-based compensation incentive awards.

Currency translation reserve

The currency translation reserve is used to record cumulative translation differences on the net assets of foreign operations. The cumulative translation differences will be recycled to the consolidated statements of comprehensive income or loss upon disposal of the foreign operations.

Actuarial gains or losses from defined benefit plans

Actuarial gains or losses from defined benefit plans include the pension reserve.

21.EARNINGS PER SHARE
The earnings per share calculation uses the weighted average number of shares in issue during the year. For the weighted average number of shares outstanding in periods prior to spin-off, the share amount distributed at spin-off net of treasury shares was used. The equity awards granted but not yet vested do not impact the diluted earnings per share, as the effect is anti-dilutive for 2024 due to Sunrise's net loss for the financial year. For the years 2023 and 2022 the number of outstanding shares for both the undiluted and diluted EPS are also identical, as Sunrise did not have any outstanding grants in those years.

	Year ended December 31, 2024
	Class A	Class B
Allocation of net income (loss) attributable to Sunrise share classes (in CHF million)	(352.7)	(13.1)
Weighted average number of shares outstanding	69,619,207	25,977,316
Adjusted weighted average of shares outstanding	69,619,207	25,977,316
Basic and diluted earnings (loss) per share (in CHF)	(5.1)	(0.5)

	Year ended December 31, 2023
	Class A	Class B
Allocation of net income (loss) attributable to Sunrise share classes (in CHF million)	(304.8)	(11.3)
Weighted average number of shares outstanding	69,759,702	25,977,316
Adjusted weighted average of shares outstanding	69,759,702	25,977,316
Basic and diluted earnings (loss) per share (in CHF)	(4.4)	(0.4)

	Year ended December 31, 2022
	Class A	Class B
Allocation of net income (loss) attributable to Sunrise share classes (in CHF million)	77.6	2.9
Weighted average number of shares outstanding	69,759,702	25,977,316
Adjusted weighted average of shares outstanding	69,759,702	25,977,316
Basic and diluted earnings (loss) per share (in CHF)	1.1	0.1

The number of shares outstanding is shown in absolute units below, rather than time-weighted units.

	2024
	Class A	Class B
Shares distributed as of spin date	69,759,702	25,977,316
Less treasury shares	(1,000,000)	-
Shares distributed from treasury shares	99,186	-
Shares Outstanding as of December 31	68,858,888	25,977,316

The table below shows all potential ordinary shares, including those equity awards which are excluded from the calculation of the diluted earnings per share due to their anti-dilutive impact. The PSU plans shown below would not be included due to the performance condition not yet being achieved, however they are displayed below to give a holistic overview of potential dilution in the future. The table below shows absolute units, rather than the 2024 time-weighted units.

2024
PSU plans	421,608
RSU plans	399,399
SAR plans	461,244
Legacy LG RSU plans	1,402,510
Potential ordinary shares of Class A	2,684,761

For LG RSU awards granted before the spin-off, holders of Legacy LG RSU plans will receive Sunrise RSUs at the same ratio per RSU as the distribution of Sunrise Class A common shares to Liberty Global Class A common shareholders during the spin-off. These are referred to as "True-Up Sunrise RSUs" in the F-4 filing.

22.FINANCIAL INCOME AND EXPENSES

	December 31
	2024	2023	2022
	CHF in millions
Finance expenses:
Interest expense	(432.9)	(431.1)	(338.5)
Losses on debt modification and extinguishment	(4.0)	(0.1)	—
Realized and unrealized losses on derivative instruments	—	(524.5)	—
Foreign currency transaction losses	(295.2)	—	—
Gains (losses) due to changes in fair values of certain investments and debt, net	(6.1)	—	—
Other expense, net	(4.4)	(1.5)	(1.7)
Total	(742.6)	(957.2)	(340.2)
Finance income:
Interest income	8.1	3.0	1.5
Realized and unrealized gains on derivative instruments	249.6	—	348.4
Foreign currency transaction gains	—	568.6	2.8
Gains (losses) due to changes in fair values of certain investments and debt, net	—	3.1	104.0
Total	257.7	574.7	456.7

23.BORROWINGS
The CHF equivalents of the components of third-party debt are as follows:

	December 31, 2024		Principal amount
	Weighted average interest rate (%)[10]	Unused borrowing capacity	December 31	December 31
			2024	2023
		CHF in millions
Sunrise holding bank facility	6.64%	662.0	2,239.0	3,043.3
Sunrise holding SPE notes	4.58%		1,468.8	1,397.1
Sunrise holding senior note	4.80%		629.3	693.3
Vendor financing	3.08%		350.0	310.1
Total third-party debt before deferred financing costs, discounts, premiums and accrued interest	5.48%	662.0	4,687.1	5,443.8
10 Represents the weighted average interest rate in effect at 31 December 2024 for all borrowings outstanding pursuant to each debt instrument, including any applicable margin. The interest rates presented represent stated rates and do not include the impact of derivative instruments, deferred financing costs, original issue premiums or discounts and commitment fees, all of which affect our overall cost of borrowing. Including the effects of derivative instruments, original issue premiums or discounts and commitment fees, but excluding the impact of deferred financing costs, the weighted average interest rate on our aggregate third-party variable- and fixed-rate indebtedness was 3.0% at 31 December 2024. The weighted average interest rate calculation includes principal amounts outstanding associated with all of our secured and unsecured borrowings. For information regarding our derivative instruments, see note 24.

The following table provides a reconciliation of total third-party debt before deferred financing costs, discounts, premiums and accrued interest to total debt including interest and related party debt:

	December 31
	2024	2023
	CHF in millions
Total third-party debt before deferred financing costs, discounts, premiums and accrued interest:	4,687.1	5,443.8
Deferred financing costs, discounts and premiums, net	(10.3)	(18.1)
Total carrying amount of third-party debt	4,676.8	5,425.7
Accrued interest on third-party debt	57.4	60.4
Related party debt (note 26)	—	51.2
Total debt including interest and related party debt	4,734.2	5,537.3
Current portion of debt	407.4	370.5
Non-current portion of debt	4326.8	5166.8

Sunrise holding bank facility

The Sunrise holding bank facility is the senior secured credit facility of certain consolidated entities of Sunrise. The details of Sunrise's borrowings under the Sunrise holding bank facility are summarized in the following tables:

Year ended December 31, 2024
Sunrise Holding Bank facilities	Maturity	Interest rate	Facility amount (in borrowing currency)	Outstanding principal amount	Unused borrowing capacity	Carrying value
			in millions	CHF millions
AT	April 30, 2028	Term SOFR +2.4%	US$700.0	635.4	—	633.8
AU	April 30, 2029	EURIBOR +2.5%	€ 400	375.8	—	374.7
AX	January 31, 2029	Term SOFR +3.0%	US$1,044.7	948.3	—	944.0
AY	January 31, 2029	EURIBOR +3.0%	€ 297.6	279.6	—	278.8
Revolving Facility A	May 31, 2026	EURIBOR +2.5%	€ 10	—	9.4	—
Revolving Facility B	September 30, 2029	EURIBOR +2.5%	€ 720	—	652.6	—
Total				2,239.0	662.0	2,231.2

Year ended December 31, 2023
Sunrise Holding Bank Facilities	Maturity	Interest rate	Facility amount (in borrowing currency)	Outstanding principal amount	Unused borrowing capacity	Carrying value
			in millions	CHF millions
AT	April 30, 2028	Term SOFR +2.25%	US$700.0	587.4	—	585.6
AU	April 30, 2029	EURIBOR +2.5%	€ 400.0	371.4	—	370.1
AX	January 31, 2029	Term SOFR +3.0%	US$1,717.0	1,441.0	—	1,432.8
AY	January 31, 2029	EURIBOR +3.0%	€ 693.0	643.5	—	641.0
Revolving Facility A	May 31, 2026	EURIBOR +2.5%	€ 88.0	—	60.4	—
Revolving Facility B	September 30, 2029	EURIBOR +2.5%	€ 660.0	—	612.8	—
Total				3,043.3	673.2	3,029.5

The Sunrise Holding Revolving Facility provides for maximum borrowing capacity of CHF 685.8 million, including CHF 56.4 million under the related ancillary facility. With the exception of CHF 23.8 million of borrowings under the ancillary facility (which are blocked as financial guarantees), the Sunrise Holding Revolving Facility was undrawn at 31 December 2024. During 2023, the Sunrise holding bank facility was amended to replace LIBOR with the Term Secured Overnight Financing Rate ('Term SOFR') as the reference rate for US dollar-denominated loans. The facilities are subject to a floor of 0.0% of their respective reference rate. Besides, facility AY's rates are subject to adjustment based on the achievement or otherwise of certain Environmental, Social and Governance ('ESG') metrics. Unused borrowing capacity represents the maximum availability under the Sunrise holding bank facility at 31 December 2024 without regard to covenant compliance calculations or other conditions. In April 2024, Revolving Facility B was amended to include an ESG-linked margin ratchet. The interest rate on Revolving Facility B is now subject to adjustment based on the achievement or otherwise of certain ESG metrics. Subject to certain customary and agreed exceptions, the Sunrise holding bank facility contains certain restrictions which, among other things, restrict the ability of the borrower to (i) incur or guarantee certain financial indebtedness, (ii) make certain disposals and acquisitions, (iii) create certain security interests over their assets and (iv) make certain restricted payments to Sunrise through dividends, loans or other distributions.

Financing transactions

On 31 October 2024, Sunrise entered into a series of debt and repayment transactions, related to the spin-off (see Note 1).
The transactions included the partial repayment of Term Loans AX and AY at par value. Additionally, selected Senior Secured Notes (SSNs), including USD 5.5%, EUR 3.875%, and USD 4.875% notes, were repurchased at either a discount or a premium, depending on market conditions, and subsequently cancelled. Accrued and unpaid interest on all instruments was settled as of the repayment date.

Sunrise holding SPE notes

From time to time, Sunrise creates special purpose financing entities ('Sunrise Holding SPEs'), some of which are owned by third parties (Third-Party SPEs). These Sunrise Holding SPEs are created for the primary purpose of facilitating the offering of senior secured notes, which Sunrise collectively refers to as "Sunrise holding SPE notes". The Sunrise Holding SPEs use the proceeds from the issuance of the relevant Sunrise holding SPE notes to fund term loan facilities under the Sunrise holding bank facility made available to the relevant borrowing entity ('Funded Facilities'). Sunrise consolidates the Sunrise Holding SPEs and eliminates the amounts outstanding under the Funded Facilities in its consolidated financial statements.
The details of the Sunrise holding SPE notes are summarized in the following tables:

Year ended December 31, 2024
				Outstanding principal amount
Sunrise holding SPE notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
			in millions
2031 Sunrise holding senior secured notes	July 15, 2031	4.88%	US$1,250.0	US$1,230.0	1,116.6	1,115.9
UPCB finance VII euro notes	June 15, 2029	3.63%	€ 600.0	€ 374.9	352.2	351.3
Total					1,468.8	1,467.2

Year ended December 31, 2023
				Outstanding principal amount
Sunrise holding SPE notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
			in millions
2031 Sunrise holding senior secured notes	July 15, 2031	4.88%	US$1,250.0	US$1,250.0	1,049.0	1,048.0
UPCB finance VII euro notes	June 15, 2029	3.63%	€ 600.0	€ 374.9	348.1	346.8
Total senior secured notes					1,397.1	1,394.8

The Sunrise holding SPE notes are non-callable prior to their respective call date (as specified under the applicable indenture). If, however, at any time prior to the applicable call date, all or a portion of the loans under the related Funded Facility are voluntarily prepaid (an 'SPE Early Redemption Event'), then the Sunrise Holding SPE will be required to redeem an aggregate principal amount of its respective Sunrise holding SPE notes equal to the aggregate principal amount of the loans prepaid under the relevant Funded Facility. In general, the redemption price payable will equal 100% of the principal amount of the applicable Sunrise holding SPE notes to be redeemed and a "make-whole" premium, which is the present value of all remaining scheduled interest payments to the applicable call date using the discount rate as of the redemption date plus a premium (as specified in the applicable indenture).
Upon the occurrence of an SPE Early Redemption Event on or after the applicable call date, the Sunrise Holding SPE will redeem an aggregate principal amount of its respective Sunrise holding SPE notes equal to the principal amount prepaid under the related Funded Facility at a redemption price (expressed as a percentage of the principal amount) plus accrued and unpaid interest and additional amounts (as specified in the applicable indenture), if any, to the applicable redemption date.

Sunrise holding senior notes

Sunrise has issued certain senior notes that rank equally with all of the existing senior debt of such issuer and are senior to all existing subordinated debt of such issuer and which are secured by a pledge over the shares of Sunrise HoldCo IV. In addition, the indentures governing Sunrise's senior notes contain customary incurrence-based covenants such as compliance with certain consolidated net leverage ratios, as well as restrictions with regard to the ability to sell certain assets. Also,in the case of a change of control, Sunrise must repurchase the relevant notes at a redemption price of 101%. Covenants are tested on a quarterly basis.
The details of the Sunrise holding senior notes are summarized in the following tables:

Year ended December 31, 2024
				Outstanding principal amount
Sunrise Notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
			in millions
3.875% senior notes	June 15, 2029	3.88%	€ 635.00	€ 287.9	270.4	269.9
5.50% senior notes	January 14, 2028	5.50%	US$550.0	US$395.3	358.9	358.1
Total					629.3	628.0

Year ended December 31, 2023
				Outstanding principal amount
Sunrise holding senior notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
			in millions
3.875% senior notes	June 15, 2029	3.875%	€ 635.0	€ 337.9	313.7	312.8
5.50% senior notes	January 14, 2028	5.500%	US$550.0	US$452.3	379.6	378.5
Total					693.3	691.3

Vendor financing

Represents amounts owed to various creditors pursuant to interest-bearing vendor financing arrangements that are used to finance certain of Sunrise's property and equipment additions and operating expenses. These arrangements extend Sunrise's repayment terms beyond a vendor’s original due dates (e.g., extension beyond a vendor’s customary payment terms, which are generally 90 days or less) and as such are classified outside of accounts payable as debt on Sunrise's consolidated statement of financial position. These obligations are generally due within one year and include VAT that was also financed under these arrangements. For the purposes of Sunrise's consolidated financial statements of cash flows, operating-related expenses financed by an intermediary are treated as constructive operating cash outflows and constructive financing cash inflows when the intermediary settles the liability with the vendor as there is no actual cash outflow until Sunrise pays the financing intermediary.

24. FINANCIAL INSTRUMENTS & RISK
Financial risk management

Sunrise operates a centralized risk management system that distinguishes between strategic and operating risks. Sunrise's overall risk management programme focuses on the unpredictability of financial market risks and seeks to minimize potential adverse effects on Sunrise's financial condition or performance. All identified risks are quantified (according to their realization probability and impact) and noted on a risk schedule.
Sunrise is exposed to a variety of financial risks, namely market risk, credit risk and liquidity risk. Financial risk management is governed by policies approved by key management personnel. These policies provide guidelines for overall risk management as well as specific areas such as interest rate risk.

Foreign currency exposures

Substantially all of Sunrise's debt is in currencies other than the Swiss franc (see Note 22 for additional information). Therefore, Sunrise's policy is to provide for an economic hedge against foreign currency exchange rate movements by using derivative instruments to synthetically convert unmatched debt into the applicable underlying currency.
The following table shows the impact of a possible change in the Euro and the US dollar against the Swiss franc, all other variables held constant before the impact of economic hedging against foreign currency exchange rate movements. The impact on Sunrise's profit before tax is mainly driven by foreign exchange gains/losses of Euro- and US dollar- denominated cash and cash equivalents, trade and other receivables as well as trade, borrowing and other payables. As of 31 December 2024 and 31 December 2023, Sunrise has no other material exposure to foreign currencies.

Foreign currency sensitivity

		December 31
		Effect on profit before tax
	Changes in %	2024	2023
		CHF in millions
EUR/CHF	10	177.4	279.1
USD/CHF	10	380.4	477.8

Interest rate risk

Sunrise is exposed to changes in interest rates primarily as a result of its borrowing activities, which include fixed-rate and variable-rate borrowings by its subsidiaries.
Sunrise's interest rate risk mainly arises from borrowings primarily under the Sunrise Holding Bank Facility, which are indexed to EURIBOR, Secured Overnight Financing Rate ('SOFR'), Term Secured Overnight Financing Rate ('Term SOFR'), Swiss Average Rate Overnight ('SARON') or other base rates.
In general, Sunrise enters into derivative instruments to protect against increases in the interest rates on variable-rate debt. An instantaneous increase/decrease in the relevant base rate of 10 basis points would have increased/decreased the aggregate fair value of Sunrise's interest rate derivatives by approximately CHF 13.0 million (2023: CHF 20.5 million). Such a movement would be predominantly offset by gains or losses on interest expense.

Capital management and liquidity risk

Sunrise's objectives in managing capital are to secure its ongoing financial needs, to continue as a going concern, to meet its financial targets, to provide returns to its shareholder and to maintain a cost efficient and risk-optimized capital structure.
Sunrise's managed capital structure consists of equity (as disclosed in Note 20), current and non-current borrowings (see Note 23) less cash and cash equivalents.
In order to maintain this capital structure, Sunrise manages its liquidity to ensure its ability to service its borrowings.
Liquidity risk arises when there is difficulty in Sunrise meeting its financial obligations. In addition to cash and cash equivalents, the primary sources of liquidity are cash provided by operations and access to the available borrowing capacity of various debt facilities.
Sunrise uses budgeting and cash flow forecasting tools to ensure that there are sufficient resources to meet its liquidity requirements on a timely basis. Further, Sunrise also maintains a liquidity reserve to provide for unanticipated cash outflows. Cash flow forecasting is performed by the Sunrise treasury function. Rolling forecasts of Sunrise's liquidity requirements are established on a regular basis to ensure sufficient cash is available to meet operational needs and to honour Sunrise's obligations under its financing arrangements, including the maintenance of borrowing limits and covenant compliance.
The table below summarizes the maturity profile of Sunrise's financial liabilities based on contractual undiscounted cash outflows (inflows). All interest payments and repayments of financial liabilities are based on contractual agreements. Interest payments are determined using zero-coupon rates. For floating rate instruments, the calculation is computed using the base rate and applicable margin prevailing as of 31 December 2024.

	December 31, 2024
	<1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
	CHF in millions
Trade payables and other payables	741.7	14.7	15.0	15.0	786.4
Borrowings – notional	—	—	3,220.6	1,116.5	4,337.1
Borrowings – interest	246.1	484.2	360.8	54.4	1,145.5
Lease liabilities (undiscounted)	164.1	152.0	425.3	925.7	1,667.1
Derivatives	175.7	127.7	9.2	—	312.6

Undrawn borrowing facilities

As part of the senior facilities agreement Sunrise benefits from a multi-currency revolving credit facility with a total commitment equal to CHF 685.8 million (2023: CHF 694.6 million). Of this amount CHF 56.4 million (2023: CHF 21.4 million) is available as an ancillary facility. With the exception of CHF 23.8 million (2023: CHF 21.4 million) of borrowings under the ancillary facility (which are blocked as financial guarantees), the UPC Revolving Facility was undrawn at each financial year end.

Credit risk

Credit risk arising from supplying telecommunications services is managed by assessing the credit quality of the customer, considering its financial position, past experience, payment history and other factors. Sunrise periodically assesses the financial reliability of its customers and their credit limits.
Sunrise is exposed to the risk that the counterparties to their derivative instruments and cash holdings will default on their obligations. In this regard, credit risk associated with derivative instruments is spread across a relatively broad counterparty base of banks and financial institutions. Collateral is generally not posted by either party under the derivative instruments.
Concentrations of credit risk with respect to trade receivables and contract assets are limited due to the nature of Sunrise's business with very low customer concentration.
At 31 December 2024, Sunrise’s exposure to counterparty credit risk included (i) derivative assets with an aggregate fair value of CHF 0.19 million, (ii) trade receivables of CHF 387.3 million and (iii) cash and cash equivalents and restricted cash of CHF 352.4 million.

Allowance for expected credit losses

The development of the allowance for expected credit losses of trade receivables for the indicated periods is set forth below:

	2024	2023
	CHF in millions
Allowance at January 1	(30.6)	(22.2)
Provisions for impairment of trade receivables	(30.8)	(15.6)
Write-off of receivables	29.5	7.2
Allowance at December 31	(31.9)	(30.6)

The detailed aging of Sunrise's trade receivables and the related allowance for expected credit losses is set forth below:

December 31, 2024 CHF in millions	Current (not due)	1-30 days (overdue)	31-60 days (overdue)	61-90 days (overdue)	91-120 days (overdue)	121-365 days (overdue)	Over 365 days (overdue)	Total
Trade receivables gross	153.8	100.9	15.7	12.7	6.2	38.2	—	327.5
Trade receivable gross - Aging %	47.0%	30.8%	4.8%	3.9%	1.9%	11.7%	—%	100.0%
Trade receivables - affiliates								0.2
Allowance for doubtful accounts	(1.0)	(0.9)	(2.4)	(1.8)	(1.7)	(24.1)	—	(31.9)
Allowance for doubtful accounts - Aging %	3.1%	2.8%	7.6%	5.6%	5.3%	75.6%	—%	100.0%
Trade receivables - Provision %	0.6%	0.9%	15.4%	14.2%	27.3%	63.1%	—%	9.7%
Unbilled revenue								57.2
Current trade receivables, net								353.0
Non-current trade receivables gross	34.3						—	34.3
Non-current trade receivables gross - Aging %	100.0%	—%	—%	—%	—%	—%	—%	100.0%
Non-current trade receivables, net								34.3

December 31, 2023 CHF in millions	Current (not due)	1-30 days (overdue)		31-60 days (overdue)		61-90 days (overdue)		91-120 days (overdue)		121-365 days (overdue)		Over 365 days (overdue)	Total

Trade receivables gross	227.2	42.2		22.4		10.1		9.7		66.4		—	378.0
Trade receivable gross - Aging %	60.1%	11.2%		5.9%		2.7%		2.6%		17.6%		—%	100.0%
Trade receivables - affiliates													(0.1)
Allowance for doubtful accounts	(0.8)	(0.6)		(2.1)		(1.4)		(1.1)		(24.6)		—	(30.6)
Allowance for doubtful accounts - Aging %	2.5%	1.8%		6.9%		4.4%		3.5%		80.8%		—%	100.0%
Trade receivables - Provision %	0.3%	1.3%		9.4%		13.4%		11.0%		37.2%		—%	8.1%
Unbilled revenue													43.6
Current trade receivables, net													390.9
Non-current trade receivables gross	44.0	—		—		—		—		—		—	44.0
Non-current trade receivables gross - Aging %	100.0%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	100.0%
Non-current trade receivables, net													44.0

Trade receivables are non-interest bearing and are generally collected within one year.
When a trade receivable is determined to be uncollectible, it is written off against the allowance account. The allowance for expected credit losses of trade receivables is included within other operating items in the consolidated statements of income or loss.

Fair value estimation

The fair value of Sunrise's debt instruments are generally determined using the average of applicable bid and ask prices. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where available and rely as little as possible on entity-specific estimates. If all significant inputs required to calculate the fair value of an instrument are observable, the instrument is included in Level 2.
For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, Sunrise determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. There were no transfers between the different hierarchy levels in 2024 and 2023.
The fair values of financial assets and financial liabilities are summarized in the following table. Not included therein are certain financial assets and liabilities whose carrying amount corresponds to a reasonable estimation of their fair value, measured at amortized cost. These include cash and cash equivalents, trade receivables, accrued liabilities, lease liabilities and trade payables, as well as other receivables and liabilities whose carrying amount corresponds to a reasonable estimation of their fair value.

		December 31, 2024		December 31, 2023
	Fair value level	Carrying amount	Fair value	Carrying amount	Fair value
Current assets carried at FVTPL
Derivative financial instruments	II	162.5	162.5	237.0	237.0
Non-current assets carried at FVTPL
Derivative financial instruments	II	5.1	5.1	90.6	90.6
Non-current assets carried at amortized cost
Related party long-term receivables	II	—	—	202.5	202.5
Total financial assets		167.6	167.6	530.1	530.1
Current liabilities carried at FVTPL
Derivative financial instruments	II	179.3	179.3	179.7	179.7
Current liabilities carried at amortized cost
Vendor financing	II	350.0	350.0	310.1	310.1
Accrued interest	II	57.4	57.4	60.4	60.4
Non-current liabilities carried at FVTPL
Derivative financial instruments	II	421.1	421.1	755.1	755.1
Non-current liabilities carried at amortized cost
Third-party debt	I	4,326.8	4,085.8	5,115.6	4,944.4
Related party long-term payables	II	—	—	51.2	51.2
Total financial liabilities		5,334.6	5,093.6	6,472.1	6,300.9

Reconciliation of movements in liabilities to cash flows from financing activities

	Debt and accrued interest	Derivative (assets)/liabilities	Lease liabilities	Total
	CHF in millions
Balance as of January 1, 2024	5,537.3	607.3	1,257.6	7,402.2
Cash flows from financing activities:
Interest paid	(359.2)	—	(61.0)	(420.2)
Vendor financing additions	363.4	—	—	363.4
Repayments of debt and lease liabilities	(1,064.7)	—	(114.4)	(1,179.1)
Principal payments on operating-related vendor financing	(327.9)	—	—	(327.9)
Principal payments on capital-related vendor financing	(49.1)	—	—	(49.1)
Net cash received related to derivative instruments	—	52.3	—	52.3
Total cash flows from financing activities	(1,437.5)	52.3	(175.4)	(1,560.6)
Losses on debt extinguishment	3.9	—	—	3.9
Realized and unrealized (gains) losses on derivative instruments, net	—	(249.6)	—	(249.6)
Interest accruals	358.2	—	69.8	428.0
Assets acquired under leases	—	—	126.3	126.3
Assets acquired under capital-related vendor financing arrangements, including VAT	52.1	—	—	52.1
Effect of changes in foreign exchange rates	271.8	15.6	—	287.4
Other related party charges	(51.8)	—	—	(51.8)
Other changes	0.2	7.3	(59.0)	(51.5)
Balance as of December 31, 2024	4,734.2	432.9	1,219.3	6,386.4

	Debt and accrued interest	Derivative (assets)/liabilities	Lease liabilities	Total
	CHF in millions
Balance as of January 1, 2023	5,942.1	(15.5)	1,347.9	7,274.5
Cash flows from financing activities:
Interest paid	(364.1)	—	(58.4)	(422.5)
Vendor financing additions	271.2	—	—	271.2
Repayments of debt and lease liabilities	—	—	(107.6)	(107.6)
Principal payments on operating-related vendor financing	(171.8)	—	—	(171.8)
Principal payments on capital-related vendor financing	(124.8)	—	—	(124.8)
Payment of financing costs and debt premiums	0.1	—	—	0.1
Net cash received related to derivative instruments	—	117.1	—	117.1
Total cash flows from financing activities	(389.4)	117.1	(166.0)	(438.3)
Realized and unrealized (gains) losses on derivative instruments, net	—	524.4	—	524.4
Interest accruals	358.7	—	67.9	426.6
Assets acquired under leases	—	—	56.2	56.2
Assets acquired under capital-related vendor financing arrangements, including VAT	77.6	—	—	77.6
Effect of changes in foreign exchange rates	(453.4)	(13.3)	—	(466.7)
Other related party charges	1.7	—	—	1.7
Other changes	0.1	(5.4)	(48.4)	(53.7)
Balance as of December 31, 2023	5,537.3	607.3	1,257.6	7,402.2

	Debt and accrued interest	Derivative (assets)/liabilities	Lease liabilities	Total
	CHF in millions
Balance as of January 1, 2022	6,882.3	304.0	1,120.1	8,306.4
Cash flows from financing activities:
Interest paid	(267.6)	—	(61.6)	(329.2)
Vendor financing additions	148.2	—	—	148.2
Repayments of debt and lease liabilities	(899.4)	—	(112.4)	(1,011.8)
Principal payments on operating-related vendor financing	(198.2)	—	—	(198.2)
Principal payments on capital-related vendor financing	(86.3)	—	—	(86.3)
Payment of financing costs and debt premiums	(26.3)	—	—	(26.3)
Net cash received related to derivative instruments	—	(4.9)	—	(4.9)
Related-party payments	(149.2)	—	—	(149.2)
Total cash flows from financing activities	(1,478.8)	(4.9)	(174.0)	(1,657.7)
Losses on debt extinguishment	(2.8)	—	—	(2.8)
Realized and unrealized (gains) losses on derivative instruments, net	—	(348.4)	—	(348.4)
Interest accruals	272.8	—	65.3	338.1
Assets acquired under leases	—	—	343.9	343.9
Assets acquired under capital-related vendor financing arrangements, including VAT	117.5	—	—	117.5
Effect of changes in foreign exchange rates	(47.8)	(1.2)	—	(49.0)
Other related party charges	205.7	—	—	205.7
Other changes	(6.8)	35.0	(7.4)	20.8
Balance as of December 31, 2022	5,942.1	(15.5)	1,347.9	7,274.5

25.INVESTMENTS
The details of investments accounted for using the equity method are set forth below:

	December 31
	2024	2023
	CHF in millions
Balance at 1 January	52.5	55.9
Additions	0.6	0.0
Share of net results	1.3	(0.3)
Dividends	(3.0)	(3.1)
Other	(3.0)	—
Balance at 31 December	48.4	52.5

26.RELATED-PARTY TRANSACTIONS
The following table provides details of related-party transactions:

	December 31
	2024		2023	2022
	CHF in millions
Credits (charges) included in:
Revenue	3.1		4.6	2.9
Direct costs	(3.8)		(2.3)	(5.6)
Personnel expenses	(15.9)		(18.6)	(23.0)
Other operating expenses	(116.9)		(118.1)	(183.3)
Included in operating income (loss)	(133.5)	—	(134.4)	(209.0)
Finance expense	(1.5)		(1.7)	—
Finance income	3.0		2.1	1.1
Included in net income (loss)	(132.0)		(134.0)	(207.9)
Property and equipment transfers in, net	11.3		23.7	4.9

Prior to the spin-off, the Sunrise's business was a segment of Liberty Global such that transactions with Liberty Global were considered related-party transactions. Sunrise will remain a strategic partnership and entered into a separation and distribution agreement as well as various other agreements governing relationships with Liberty Global going forward, including technology and IT services, financial services, shared services, and a variety of transitional management services to drive operational efficiency and value maximization. Information included in this Note with respect to Liberty Global is strictly limited to related-party transactions with Liberty Global prior to the spin-off on 8 November 2024.
Sunrise charges fees and allocates costs and expenses to certain other LG subsidiaries and vice versa, as further described below.
Although we believe that the related-party charges and allocations described below are reasonable, no assurance can be given that the related-party costs and expenses reflected in our consolidated statements of operations are reflective of the costs that we would incur on a standalone basis.

Revenue

Amounts primarily relate to interconnect services provided to certain subsidiaries of LG, for which the amount of the charges or allocations are based upon commercially negotiated rates.

Direct costs

Amounts primarily relate to certain cash settled charges from other LG subsidiaries and affiliates to Sunrise for programming-related and interconnect services, which are allocated based on commercially negotiated rates.

Personnel expenses

Amounts are allocated to Sunrise by other LG subsidiaries and represent share-based compensation expenses associated with the LG share-based incentive awards held by certain employees of Sunrise, which are allocated based on Sunrise’s share of costs without any additional mark-ups.

Other operating expenses

Amounts primarily include charges from other LG subsidiaries for network and software-related services, maintenance, hosting and other items, which are allocated to Sunrise’s share of costs with or without any additional mark-ups depending on the services provided.
Additionally, Sunrise receives services from LG’s corporate departments under the terms of a general service agreement. These services are allocated from LG to Sunrise based on Sunrise’s share of costs with an additional mark-up.

Interest expense

Amounts primarily relate to interest accrued on a related-party loan with a subsidiary of Liberty Global. Interest expense is accrued and included in other non-current liabilities during the year, and then added to the related-party loan balance at the end of the year.

Interest income

Amounts primarily include interest accrued on a related-party loan with a subsidiary of LG. Interest income is accrued and included in long-term interest receivable during the year, and then added to the receivable balance at the beginning of the following year.

Property and equipment additions, net

These amounts, which are generally cash settled, include the net carrying values of (i) construction in progress, including certain capitalized labor, transferred to or acquired from other LG subsidiaries, (ii) CPE acquired from other LG subsidiaries outside of Sunrise, which centrally procure equipment on behalf of Sunrise and various other LG subsidiaries, (iii) the value of certain internally developed software technology acquired from other LG subsidiaries and (iv) used CPE and network-related equipment acquired from or transferred to other LG subsidiaries outside of Sunrise.
The following table provides details of Sunrise's related-party balances:

	December 31
	2024	2023
	CHF in millions
Current receivables (a)	1.8	6.1
Long-term note receivables	—	202.5
	1.8	208.6
Accounts payable	0.3	14.5
Accrued other liabilities	20.4	38.8
Non-current related party loan	—	51.2
Other non-current liabilities	0.1	1.8
	20.8	106.3

(a) These receivables are non-interest bearing, may be cash or loan settled and are included within trade receivables, net and other current assets.

The settlement of the long-term note receivables and the non-current related-party loan, together with other spin-off related transactions and cash-flows led to a net cash flow in the amount of CHF 112.7 million as disclosed in the consolidated statements of cash flows.

27.BUSINESS COMBINATIONS
On 13 January 2023, Sunrise acquired all outstanding shares of the telco business of the Elektra Baselland Telecom ('EBLT') cooperative.

Fair value recognized on acquisition (CHF in millions)
Assets:
Cash and cash equivalents	5.2
Accounts receivable	3.6
Other receivables	0.6
Inventories	0.1
Accrued income	0.3
Property, plant and equipment	73.7
Intangible assets	8.1
91.6
Liabilities:
Accounts payable	(2.6)
Other current liabilities	(0.9)
Accrued liabilities	(0.7)
Deferred tax liabilities	(3.5)
(7.7)
Total identifiable net assets at fair value	83.9
Goodwill arising on acquisition	6.4
Total consideration transferred	90.3
Cash acquired with the subsidiary	(5.2)
Net cash paid for acquisition	85.1

Since the date of acquisition, EBLT has been fully integrated and therefore contributed to the continuing operations of Sunrise.

28.SUBSIDIARIES AND ASSOCIATES
The following table lists the principal legal entities which are included in the consolidated financial statements:

Company name	Operating purpose	Registered office	Currency	December 31, 2024 capital and voting rights share in %	December 31, 2023 capital and voting rights share in %
CH Media TV AG 3	Media	Switzerland	CHF	20.00	20.00
ello communications S.A.	Telecommunications	Switzerland	CHF	60.00	60.00
ITV Betriebsgesellschaft GmbH [3]	Telecommunications	Switzerland	CHF	50.00	50.00
Naxoo S.A 3	Telecommunications	Switzerland	CHF	48.90	48.90
REGIONALE GEMEINSCHAFTS-ANTENNEN-ANLAGE SPIEZ AG REGAS [3]	Telecommunications	Switzerland	CHF	30.00	30.00
Sitel S.A.	Telecommunications	Switzerland	CHF	66.70	66.70
Sunrise Financing Partnership	Holding	United States	CHF	100.00	100.00
Sunrise FinCo I B.V.	Holding	Netherlands	CHF	100.00	100.00
Sunrise FinCo II B.V.	Holding	Netherlands	CHF	100.00	100.00
Sunrise GmbH	Telecommunications	Switzerland	CHF	100.00	100.00
Sunrise HoldCo I B.V.	Holding	Netherlands	CHF	100.00	100.00
Sunrise HoldCo II B.V.	Holding	Netherlands	CHF	100.00	100.00
Sunrise HoldCo III B.V.	Holding	Netherlands	CHF	100.00	100.00
Sunrise HoldCo IV B.V. [1]	Holding	Netherlands	CHF	100.00	100.00
Sunrise HoldCo V B.V.	Holding	Netherlands	CHF	100.00	—
Sunrise HoldCo VI B.V. [2]	Holding	Netherlands	CHF	100.00	—
Sunrise Portugal S.A.	Telecommunications	Portugal	CHF	100.00	100.00
Swiss Open Fiber AG	Telecommunications	Switzerland	CHF	100.00	100.00
Swiss-Ski Store GmbH [3]	Other	Switzerland	CHF	50.00	—
TELDAS GmbH [3]	Telecommunications	Switzerland	CHF	23.00	23.00
Télédistal S.A.	Telecommunications	Switzerland	CHF	38.90	38.90
Télévaux S.A.	Telecommunications	Switzerland	CHF	80.00	80.00
UPCB Finance VII Limited [4]	Holding	Cayman Islands	CHF	—	—

1) In 2023, Sunrise HoldCo IV B.V. was directly held by Sunrise HoldCo V B.V. (former Liberty Global Europe Financing B.V.).All other entities were indirect subsidiaries of Sunrise HoldCo V B.V. (former Liberty Global Europe Financing B.V).
2) In 2024, following the spin-off, Sunrise HoldCo VI B.V. is directly held. All other entities are indirect subsidiaries of Sunrise Communications AG.
3) Investment is accounted for using the equity method.
4) As of 31 December 2024, no shares are held, but the entity is controlled by Sunrise.

29.EVENTS AFTER THE BALANCE SHEET DATE

On 4 February 2025 Sunrise has announced the issuance of a new USD 1,300 million term loan facility under the terms of the Additional Facility AAA Accession Agreement to Sunrise Financing Partnership, issued at 99.75% of par. The facility AAA will bear interest at a rate of 2.50% (the Original Margin) per annum and be due on 31 January 2032. The full proceeds of the issuance will be used to refinance the existing USD Term Loan B due 2029 (Bank Facility AX) and partially refinance existing EUR Term Loan B (Bank Facility AY) due 2029.
The Original Margin depends on meeting the conditions and targets in Sunrise’s Sustainability Report and ESG Certificate. These must be shared with the Facility Agent from the financial year ending 31 December 2026 to 31 December 2031. Please refer to Exhibit 4.8 Additional Facility AAA Accession Agreement for detailed information on the terms.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Sunrise Communications AG:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Sunrise Communications AG and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income or loss, comprehensive income or loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Sufficiency of audit evidence over residential customers and business customers & wholesale revenues
As discussed in Note 6 to the consolidated financial statements, the Company recorded CHF 2,173.1 million and CHF 830.3 million of residential customers and business customers & wholesale revenues, respectively, for the year ended December 31, 2024. The processing and recording of residential and business customers & wholesale revenues are reliant upon multiple information technology (IT) systems.
We identified the evaluation of the sufficiency of audit evidence over residential customers and business customers & wholesale revenues as a critical audit matter. Subjective auditor judgment was required in evaluating the sufficiency of audit evidence over residential customers and business customers & wholesale revenues due to the large volume of data and the number and complexity of the revenue accounting systems. Specialized skills and knowledge were needed to test the IT systems used for the processing and recording of residential customers and business customers & wholesale revenues.
The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the processing and recording of residential customers and business customers & wholesale revenues, including the IT systems tested. We evaluated the design and tested the operating effectiveness of certain internal controls related to the processing and recording of residential customers and business customers & wholesale revenues. This included manual and automated controls over the IT systems used for the processing and recording of residential customers and business customers & wholesale revenues. For a sample of transactions, we compared the amount of revenue recorded to a combination of Company internal data, executed contracts, and other relevant third-party data. In addition, we involved IT professionals with specialized skills and knowledge who assisted in the design and performance of procedures related to certain IT systems used by the Company for the processing and recording of residential customers and business customers & wholesale revenues. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.
/s/ KPMG AG
We have served as the Company’s auditor since 2007.
Zurich, Switzerland
February 27, 2025

Item 19. Exhibits

a. Annual Report

The following pages from our Annual Report 2024 (see exhibit 15.1) are incorporated by reference into this Annual Report on Form 20-F.

Page(s) in Annual Report
Operational & Financial Review
Introduction - Switzerland’s Leading Challenger—History		12
Introduction - Switzerland’s Leading Challenger		12-14
Introduction - Switzerland’s Leading Challenger—Strategy		14-15
Introduction - Switzerland’s Leading Challenger—Product and Services		16-22
Introduction - Switzerland’s Leading Challenger—Network		22-23
Introduction - Switzerland’s Leading Challenger—Regulatory environment		23-25
Financial Review—Comparability of future results		28
Financial Review—Factors affecting Sunrise performance		28-30
Financial Review—Summary financial information and operating data		30-35
Financial Review—Results of operations		35-47
Liquidity and capital resources		48-50
Quantitative and qualitative disclosures about market risk		50-51
Corporate Governance
Group Structure and Shareholders		128-129
Board—Members of the board		134-138
Board—Internal Organizational Structure		138-142
Board—Rules in the Articles regarding the number of permitted mandates outside the Company		138
Members of the board—Elections and terms of office		138-139
Board—Committees		139-142
Board—Working methods of the Board		142-143
Board—Basic principles regarding the definition of the areas of responsibility between the Board and the Executive Committee		143-144
Board—Information and control instruments vis-à-vis the Executive Committee		144-146
Executive Committee		146-150
Compensation, Shareholdings and Loans		150
Compensation, Shareholdings and Loans—Disclosure of rules in the Articles regarding compensation of the Board and of the Executive Committee		150
Executive Committee—Other activities and vested interests		150

b. Exhibits

		Incorporated by Reference
Exhibit	Description	Schedule/Form	File Number	Section/ Exhibit	File Date
1.1	Articles of Association of Sunrise	6-K	001-42394	99.2	November 8, 2024
1.2*	Organizational Regulations of Sunrise Communications AG, effective November 8, 2024
2.1	Form of ADS Deposit Agreement among Sunrise, JPMorgan Chase Bank, N.A. as the depositary and holders of Sunrise Class A ADSs	F-6	333-282183	99.A	September 17, 2024
2.2	Form of American Depositary Receipt – Sunrise Class A ADSs (included in Exhibit 2.1)
2.3	Form of ADS Deposit Agreement among Sunrise, JPMorgan Chase Bank, N.A. as the depositary and holders of Sunrise Class B ADSs	F-6	333-282183	99.A	September 17, 2024
2.4	Form of American Depositary Receipt – Sunrise Class B ADSs (included in Exhibit 2.3)
2.5*	Description of Securities of the Registrant
4.1	Supplemental Deed dated April 12, 2024 and entered into between, among others, Sunrise HoldCo III B.V., as obligors’ agent, and The Bank of Nova Scotia, as facility agent and security agent, and, attached, as a schedule thereto, a copy of the Amended Senior Facilities Agreement dated April 12, 2024 between, among others, Sunrise HoldCo III B.V., as borrower, and The Bank of Nova Scotia, as facility agent and security agent	F-4	333-281772	4.5	August 26, 2024
4.2	Additional Facility AQ Accession Agreement dated June 21, 2017 and entered into between, among others, UPC Financing and UPC Broadband Holding as borrowers and The Bank of Nova Scotia as Facility Agent and Security Agent and the financial institutions listed therein as Additional Facility AQ Lenders under the UPC Broadband Holding Bank Facility	F-4	333-281772	4.6	August 26, 2024
4.3	Additional Facility AT Accession Agreement dated January 31, 2020 and entered into between, among others, UPC Financing Partnership as the Borrower and The Bank of Nova Scotia as the Facility Agent	F-4	333-281772	4.7	August 26, 2024
4.4	Additional Facility AU Accession Agreement dated January 31, 2020 and entered into between, among others, UPC Broadband Holding B.V. as the Borrower and The Bank of Nova Scotia as the Facility Agent	F-4	333-281772	4.8	August 26, 2024
4.5	Additional Facility AX Accession Agreement dated April 20, 2021 and entered into between, among others, UPC Financing Partnership, as the borrower, and The Bank of Nova Scotia, as the facility agent	F-4	333-281772	4.9	August 26, 2024
4.6	Additional Facility AY Accession Agreement dated April 21, 2021 and entered into between, among others, UPC Broadband Holding B.V. as the Borrower and The Bank of Nova Scotia as the Facility Agent	F-4	333-281772	4.10	August 26, 2024

4.7	Additional Facility AZ Accession Agreement dated April 21, 2021 and entered into between, among others, UPC Broadband Holding B.V., as the company, UPC Financing Partnership, as the borrower, The Bank of Nova Scotia, as the facility agent, and UPC Broadband Finco B.V., as the additional facility AZ lender	F-4	333-281772	4.11	August 26, 2024
4.8*
Additional Facility AAA Accession Agreement dated January 31, 2025 and entered into between, among others, Sunrise HoldCo III B.V., as the company, Sunrise Financing Partnership, as the borrower, The Bank of Nova Scotia, as the facility agent, security agent and the additional facility AAA lender

4.9	Master Separation Agreement	F-4	333-281772	10.1	September 18, 2024
4.10	Tax Separation Agreement	F-4	333-281772	10.2	September 18, 2024
4.11*†	Amendment Agreement #2, between Liberty Global Technology Services B.V. and Sunrise GmbH, relating to the Technology Master Services Agreement, dated November 8, 2024
4.12†	Master Agreement for the Rendering of Services dated July 19, 2017 and entered into between Swiss Towers AG and Sunrise Communications AG	F-4	333-281772	10.4	August 26, 2024
4.13	Amendment to the Master Services Agreement dated December 19, 2018 and entered into between Swiss Towers AG and Sunrise Communications AG	F-4	333-281772	10.5	August 26, 2024
4.14	Amendment to the Master Services Agreement and the Built-to-Suit Agreement dated March 16 2021, and entered into between Swiss Towers AG and Sunrise Communications AG	F-4	333-281772	10.6	August 26, 2024
4.15	Amendment to the Master Services Agreement dated May 20, 2021 and entered into between Swiss Towers AG and Sunrise UPC GmbH	F-4	333-281772	10.7	August 26, 2024
4.16	Amendment to the Master Services Agreement dated April 26, 2022 and entered into between Swiss Towers AG and Sunrise UPC GmbH	F-4	333-281772	10.8	August 26, 2024
4.17†	Settlement Agreement dated August 31, 2023 and entered into between Swiss Towers AG and Sunrise GmbH	F-4	333-281772	10.9	August 26, 2024
4.18	Sunrise Transitional Share Adjustment Plan	F-4	333-281772	10.10	August 26, 2024
8.1*	List of Subsidiaries
11.1*	Sunrise Communications AG Insider Trading Policy
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of Chief Financial Officer Pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934
13.1**	Certification of Chief Executive Officer Pursuant to Rule 13(a)-14(b) of the Securities Exchange Act of 1934
13.2**	Certification of Chief Financial Officer Pursuant to Rule 13(a)-14(b) of the Securities Exchange Act of 1934

15.1*	The Registrant's Annual Report for the fiscal year ended December 31, 2024
Filed together with this Annual Report on Form 20-F. Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Annual Report on Form 20-F, as specified elsewhere in this Annual Report on Form 20-F. With the exception of the items and pages so specified, Exhibit 15.1 is not deemed to be filed as part of this Annual Report on Form 20-F.

15.2*	Consent of KPMG AG
97.1*	Sunrise Communications AG Clawback Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*filed herewith
** Furnished herewith.
† Certain portions of this exhibit (indicated by asterisks) have been redacted because they are both not material and are the type that the Registrant treats as private or confidential.

# Indicates a management contract or any compensatory plan, contract or arrangement.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SUNRISE COMMUNICATIONS AG

By:	/s/ André Krause
Name:	André Krause
Title:	Chief Executive Officer

By:	/s/ Jany Fruytier
Name:	Jany Fruytier
Title:	Chief Financial Officer

Date: February 28, 2025