Form 20-F
period 2025-12-31
Sunrise Communications AG
filed 2026-02-18
CIK 2021938

As filed with the Securities and Exchange Commission on February 18, 2025

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Class A common shares, nominal value CHF 0.1 per share (Namenaktien)
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:70,108,614 Class A Common Shares (Namenaktien) 25,805,386 Class B Shares with Privileged Voting Rights (Stimmrechtsaktien)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after 5 April 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F to the terms “Sunrise,” “Sunrise Communications AG,” “Sunrise GmbH,” “Sunrise HoldCo V B.V.,” “the company,” the “Sunrise group” “we,” “us” and “our” refer to Sunrise Communications AG together with its subsidiaries.
Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), certain information for this Annual Report on Form 20-F set out herein is being incorporated by reference from the Sunrise Communications AG statutory Annual Report 2025 (the “Annual Report 2025”), as specified elsewhere in this Annual Report on Form 20-F (with the exception of the items and pages so specified, the Annual Report 2025 is not deemed to be filed as part of this Annual Report on Form 20-F). Therefore, the information in this Annual Report on Form 20-F should be read in conjunction with the Annual Report 2025 (see Exhibit 15.1). References in the Annual Report 2025 to “audited” information performed by the Company’s external auditor in accordance with local applicable law does not form part of the “Report of Independent Registered Public Accounting Firm” in Item 18 herein. For the avoidance of doubt, the references to the independent limited assurance using the assurance standards ISAE 3000 (Revised), for the Sustainability Information in the Sustainability Report for the year 2025 in the Annual Report 2025 included as exhibit 15.1 do not form part of, and are not incorporated into, this Annual Report on Form 20-F.
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
The Sunrise Class A Common Shares are listed in Switzerland on the SIX Swiss Exchange (the “SIX”) under the symbol “SUNN.” On August 15, 2025 Sunrise's Class A ADSs ceased trading on the Nasdaq.
Sunrise's reporting currency is the Swiss franc. The exchange rate between the Swiss franc and the U.S. dollar as of 31 December 2025 was USD 1.2603 per CHF 1.0. Sunrise presents its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards, as issued by the International Accounting Standards Board, or IASB.
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information set forth in this Annual Report on Form 20-F, and in the items and pages so specified as incorporated herein by reference to the Annual Report 2025, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report on Form 20-F, the words “anticipate,” “believe,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “objective,” “plan,” “potential,” “predict,” “should,” “will” and “would,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, including, among others, those related to:

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

Sunrise’s third-party debt obligations excluding Vendor Financing outstanding as of 18 February 2026 will mature between 2029 and 2032. Sunrise’s ability to pay principal or interest when due will depend on its future performance and ability to generate cash, which is subject to general economic, financial, competitive, legislative, legal, regulatory and other factors discussed herein, many of which are beyond Sunrise’s control.

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

With the amendment to the Ordinance on Telecommunications Services confirmed on 14 January 2026, telecommunications service providers are required to strengthen their mobile networks against power outages lasting up to 4 hours. By early 2031, the resilience must be implemented to the extent that, in the event of a power failure, at least emergency call services are ensured. From early 2034, this requirement will also apply to public telephone services, communication for emergency organizations, and the general provision of internet radio. This mandate requires Sunrise to equip its antenna sites and other network elements with more powerful emergency power components (mainly batteries). The costs for the additional resilience will be borne by Sunrise. Even though these measures should ideally take place largely within the framework of regular infrastructure renewal, significant additional investments are to be expected. In the medium term, a further revision of the Ordinance on Telecommunications Services is anticipated, which will require mobile networks to be safeguarded even against cyclical shutdowns in the event of a power shortage.In addition, to maintain and improve its competitive position in the mobile market, Sunrise expects to continue to incur capital expenditures to complete the rollout of 5G active mobile infrastructure in its network. Sunrise may not be able to complete such rollout during the estimated time frame or at the estimated cost and the amount of associated expenditures may therefore fluctuate from period to period and be higher than currently expected. Significant investments may also be required to enhance Sunrise’s product and service offerings, improve customer experience and provide upgraded customer premises equipment (“CPE”) to Sunrise’s customers. Sunrise may also be required to undertake unplanned infrastructure maintenance, construction or upgrades and other expenses necessitated by factors beyond Sunrise’s control, including those described elsewhere herein.

Additionally, under the Telecommunications Services Ordinance, Sunrise may be required to undertake significant expenditures to replace CPE it provided to its customers if such CPE poses a security risk which cannot be addressed by other means. If requested by Swisscom, Sunrise and other telecommunications services providers may be required to contribute to certain of Swisscom’s costs associated with providing universal services in proportion to their respective gross revenues.

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

See “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements—Note 23. Borrowing” for more information about Sunrise’s indebtedness outstanding as of 31 December2025.

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

Sunrise is exposed to the risk of fluctuations in interest rates, primarily through its credit facilities, which are indexed to Euro Interbank Offer Rate, Term Secured Overnight Financing Rate, Swiss Average Rate Overnight or other base rates, and such exposure may increase to the extent that Sunrise incurs additional floating rate indebtedness. Approximately 39% of Sunrise’s indebtedness outstanding as of 31 December 2025 was subject to floating interest rates.

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

Risks Relating to Sunrise’s Financial Position

Sunrise has limited history of operating as a separate, publicly-traded company, such that its recent historical financial information may not be a reliable indicator of its future results.

Until 8 November 2024, Sunrise’s financial results were included within the consolidated results of Liberty Global, and Sunrise believes its reporting and control systems were appropriate for those of subsidiaries of a public company. Sunrise was not directly subject to the reporting and other requirements of the Exchange Act or the reporting or other requirements to which Swiss listed companies are subject.

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

Sunrise may be unable to achieve the anticipated benefits expected to result from the spin-off, or such benefits may be delayed, may be less than anticipated or may never occur at all. Sunrise may not achieve these or other anticipated benefits for a variety of reasons, some of which are beyond its control, including, among others, volatility in the world financial markets, the diversion of management attention from operating and growing Sunrise’s business and litigation or other legal proceedings which may result from the spin-off. In addition, the anticipated benefits of the spin-off may be partially or fully offset by loss of synergies between Liberty Global and

Sunrise resulting from the spin-off. These could be material to Sunrise and are not reflected in Sunrise’s financial statements prior to 8 November 2024.

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

The Swiss Federal Communications Commission (“ComCom”) has communicated that frequency bands will be allocated by means of an auction and has published the proposed auction mechanism in October 2025. Sunrise disagrees with major aspects of this proposal and has detailed its concerns in the publicly available consultation answer to ComCom on 5 December 2025. Sunrise’s cost to re-secure the spectrum it currently holds might be higher than in previous auctions . In addition there is no certainty as to the timing of payments that Sunrise will be required to make to renew its expiring spectrum. ComCom, in its sole discretion, may require Sunrise to pay all fees due from Sunrise at the time of allocation, or it may agree to receive such fees in installments.

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

Sustained high levels of inflation globally have had and could continue to have an adverse effect on Sunrise’s business, revenues, earnings and cash flows. In 2023 and 2024, the Sunrise expense profile was adversely affected by the global inflationary environment, which, particularly in 2023, resulted from global supply-chain issues, the effects of COVID-19 and geopolitical conflicts and tensions. In 2025, inflationary pressures have moderated, resulting in only a limited impact on the Sunrise cost profile. Sunrise may not be able to raise service prices sufficiently or rapidly enough to offset an increase in costs, particularly in light of strong price competition in the telecommunications industry. Therefore, Sunrise’s costs may rise faster than their associated revenue which would adversely affect Sunrise’s profitability.

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

At 31 December 2025, Sunrise’s exposure to counterparty credit risk included (i) derivative assets with an aggregate fair value of CHF 150.5 million, (ii) trade receivables of CHF 366.2 million and (iii) cash and cash equivalents and restricted cash of CHF 273.2 million. For additional information regarding Sunrise’s debt and derivative instruments, see "Item 18. Financial Statements—Note 23. Borrowings" and “Item 18. Financial Statements—Note 24. Financial Instruments & Risk”.

A goodwill impairment loss could have a material adverse effect on Sunrise’s results of operations and financial position.

As of 31 December 2025, Sunrise had CHF 6.0 billion of goodwill on its balance sheet, recorded primarily as a result of the Sunrise-UPC transaction. Sunrise tests the carrying value of goodwill annually in the fourth quarter or more frequently if any indications exist that goodwill may be impaired during the year. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment. If Sunrise at any time determines that the carrying value of goodwill exceeds its recoverable amount, it will need to record an impairment loss on its consolidated statement of income or loss, which could have a material adverse effect on Sunrise’s results of operations.

See “Item 18. Financial Statements—Note 3. Material Accounting Policies” for more information about Sunrise’s goodwill accounting policy and “Item 18. Financial Statements—Note 16. Goodwill” for more information about Sunrise’s goodwill.

Sunrise’s pension liability may reduce its cash flows, net assets, distributable reserves and its ability to pay dividends.

Sunrise provides retirement benefits to its employees in accordance with Swiss law by means of a pension plan operated by a pension fund that is a separate legal entity. Such pension plan is deemed to be a defined benefit plan under IFRS. As of 30 June 2025, Sunrise’s pension fund was overfunded and covered approximately 117.1% of Sunrise’s obligations under the pension plan, as determined under the Swiss accounting and actuarial rules applicable to the pension fund. However, there can be no assurance that Sunrise’s pension fund will be overfunded at all times. As of the reporting date for the Annual Report on Form 20-F, the pension fund has not yet disclosed the funding position as at 31 December 2025. Should Sunrise’s pension fund at any time have a significant underfunding according to Swiss actuarial rules, which would typically occur if the funding level drops below 90% as determined under such rules, Sunrise would be obliged to make additional contributions into the pension plan in addition to the regular contributions defined in the pension plan regulations. Any such contributions would divert cash from use for other purposes and may adversely affect Sunrise’s ability to execute its business strategy, finance its capital expenditures and operations, distribute dividends, repurchase its shares or service its debt.

Risks Relating to Industry and Operations

The Swiss telecommunications industry is mature, saturated, competitive and subject to price erosion.

The Swiss telecommunications industry is mature and saturated, with substantially all Swiss individuals receiving one or more telecommunications services. Accordingly, Swisscom, Sunrise and Salt, the primary telecommunications service providers in Switzerland, compete with each other to maintain and expand their respective subscriber base. In broadband, TV and fixed-line telephony, Sunrise also competes with certain municipally-owned entities and public utilities, which may be able to compete more effectively on price than Sunrise as they may not require a normal commercial return. Sunrise also competes against services delivered OTT , which may make certain telecommunications services less attractive to customers or obsolete.

Although ARPUs for telecommunications services in Switzerland have historically been higher than in the EU-15 countries (Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands,

Norway, Portugal, Spain, Sweden and the United Kingdom) on an absolute basis, the cumulative effect of competitive pressures, coupled with limited potential for differentiation of telecommunications services, exerts downward pressure on prices for Swiss telecommunications services, which has resulted in the introduction of lower-priced brands as well as aggressive promotion campaigns. Sunrise, similar to other industry players, has also responded by beginning to diversify its product and service offerings to include value-added services, such as DaaS offerings and a home security product to residential customers, the launch of “CHmobile” - a new mobile only brand focusing on the lower-priced market segment, as well as cybersecurity, cloud storage and other services to business customers. However there can be no assurance that Sunrise will be successful in developing or commercializing such services or that such services will augment its revenues, earnings or cash flows significantly.

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

Sunrise’s access to approximately 54% of its mobile antenna sites and associated passive infrastructure is based on its long-term service agreement with Swiss Towers AG (“Swiss Towers”) which has an initial term of 20 years and may be extended for two additional terms of 10 years each, at Sunrise’s option. If Swiss Towers terminates the agreement in full in accordance with its terms, or if Sunrise terminates the agreement for good cause, Sunrise is entitled to maintain access to such sites and infrastructure by purchasing passive infrastructure and rights to Swiss Towers’ agreements with site owners from Swiss Towers at a discount to their fair market value (as determined in accordance with the agreement), which will vary depending on the circumstances of the termination. Such a purchase and assignment may entail significant expense and cause disruptions in Sunrise’s network, particularly in the case of any delays in the purchase or assignment process. Fixed and mobile infrastructure must generally be placed in specific geographical areas in order for the network to function effectively and efficiently. Accordingly, if such agreement with Swiss Towers were terminated prior to its scheduled expiration or not renewed upon its scheduled expiration and it were impossible or uneconomical for Sunrise to exercise its purchase and assignment right, or if Swiss Towers were unable to fulfill its obligations to Sunrise under the agreement for any reason, it may be difficult or impossible for Sunrise to find suitable replacements in a timely manner, on acceptable terms or at all, which could materially adversely affect Sunrise’s business, including its ability to operate its mobile network and its revenues, earnings and cash flows. See “Item 10. Additional Information—Item 10.C Material Contracts—Swiss Tower Master Services Agreement.”

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

At the time Sunrise selects and advances one technology over another, it may not be possible to accurately predict which technology may prove to be the most economical, efficient or capable of retaining and attracting customers or stimulating subscription for and use of Sunrise’s products and services. Sunrise may therefore develop or implement a technology that does not meet customer expectations or achieve commercial success despite significant investment by Sunrise. For example, there can be no assurance that Sunrise’s investments in 5G SA active mobile infrastructure would be offset by revenues generated by services it can provide using such infrastructure.

New technologies developed or adopted by Sunrise may also be incompatible with other newly developed technologies or may lead to unintended consequences, controversies or regulatory scrutiny, which could adversely affect Sunrise’s reputation, brand equity, business and customers. For example, AI technology is in its early stages of commercial use and presents a number of risks, including risks related to lack of accountability and explainability, reliance on large volumes of data, cybersecurity, data practices and intellectual property. AI algorithms are based on machine learning and predictive analytics that may lead to unintended consequences, including generating “hallucinatory” content that is inaccurate, misleading or otherwise flawed, or resulting in outcomes that are biased or discriminatory. Using AI successfully, ethically and as intended requires significant resources, including the technical expertise required to develop, test and maintain AI-based services, as well as establishing and maintaining a robust AI governance framework. Further, an increasing number of countries are adopting content moderation and AI-specific regulations, including in particular in the European Union. Such regulations, including the EU Artificial Intelligence Act and its sanctions provisions, may apply extraterritorially to companies operating in Switzerland, including Sunrise. Switzerland does not yet have specific laws regulating AI, but AI may be subject to existing Swiss laws, including data protection law, criminal law and telecommunications law. On 12 February 2025, the Swiss Federal Council announced that it intends to regulate AI by implementing the Council of Europe's AI Convention in Switzerland, but through tailored sector-specific amendments to existing laws rather than by adopting a new horizontal AI regulation such as the EU Artificial Intelligence Act. The Swiss AI regulation is expected to be available as a draft for public consultation by the end of 2026.

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

The Swiss telecommunications industry has experienced opposition to construction or installation of passive and active mobile infrastructure, especially 5G infrastructure, including as a result of alleged health risks such as from non-ionising radiation, security and environmental concerns. As a result of such opposition, Swiss telecommunications service providers, including Sunrise, have faced, and may continue to face, disputes and negotiations in connection with the construction of or upgrades to individual mobile antennas. Individuals and activist groups have protested and filed legal actions against or related to building permits required to construct or upgrade such antennas. Sunrise has been, and may in the future continue to be, from time to time, party to such proceedings. For example, Sunrise is subject to evolving regulatory requirements for mobile antenna upgrades, including adaptive 5G technology. While previous challenges to simplified permitting procedures have been addressed and new processes are now in place, changes in regulatory interpretation or new rulings may still require adjustments to existing filings. The risk remains that future decisions in the area of mobile networks, particularly adaptive 5G technology, could require additional permit submissions or, in certain cases, temporary partial deactivation of specific antenna features. Telecommunications network infrastructure sites are also subject to the risk of protests, vandalism and other forms of sabotage or activism, which have occurred on Sunrise’s sites in the past and may occur in the future.

Any of the foregoing could require Sunrise to incur substantial capital expenditures, delay the construction or upgrades of its networks (including the rollout of 5G active mobile infrastructure), result in adverse regulatory developments caused by pressure from political parties or activist groups and otherwise have a material adverse effect on Sunrise’s business, revenues, earnings and cash flows.

Risks Relating to Media Rights and Content Distribution

Sunrise’s business activities include the acquisition and distribution of media rights, which are subject to regulatory review and competition law considerations. Changes in the regulatory environment or legal challenges may impact Sunrise’s ability to secure, retain, or commercially exploit such rights. For example, Sunrise recently secured exclusive broadcasting rights for Swiss National League ice hockey until 2035 through a competitive tender process. This long-term agreement has been challenged before the Swiss Competition Commission, and future regulatory decisions could require modifications to the contract or a re-tendering of rights. Such outcomes may affect Sunrise’s media strategy, limit the commercial benefits of the agreement, or result in changes to related revenues. In addition, sublicense and sponsorship agreements entered into for this term could give rise to claims for non-performance or damages if Sunrise’s broadcasting rights are revoked or materially restricted as a result of regulatory or legal action.

Risks Relating to Customer Base and Contracts

If Sunrise is unable to successfully manage its customer attraction and churn, its revenues and cash flows may be reduced.

Sunrise’s ability to attract and retain customers depends on many factors, including, among others, its ability to offer competitive product and service offerings at competitive prices, provide customers access to the latest mobile devices and other technologies, convince customers to switch from competing operators or stay with Sunrise despite competing offers, maintain or improve its brand equity and customer service and protection, maintain or improve the reliability, coverage and functionality of its fixed and mobile networks and IT systems, increase converged subscriptions and develop, maintain or improve its published customer satisfaction ratings and successfully market a portfolio of value-added products and services. The various measures Sunrise has taken or may in the future take to reduce churn, including customer loyalty programs, value-added services, brand investments and customer experience improvement initiatives, may require substantial investment but may not reduce the rate of customer churn. Sunrise’s ability to retain subscribers is especially limited in the case of subscriptions which are prepaid or cancellable at any time by the subscriber. As of 31 December 2025, approximately 58% of Sunrise’s subscribers were not subject to active fixed-term contracts or device plans with Sunrise, allowing them to terminate their services at their option at any time without contractual penalties.

If Sunrise is unable to successfully manage customer attraction and churn, its subscriber base will decrease, which would decrease its revenues and cash flows unless Sunrise is able to offset a decrease in its subscriber base with an increase in ARPUs, which could have a material adverse effect on Sunrise’s business, revenues, earnings and cash flows.

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

Sunrise relies on third-party vendors for equipment, services, TV content, managed solutions and software that Sunrise uses in order to provide services to its customers, as well as for certain of its operations, including the maintenance of its networks, logistics, IT operations, development and testing services and significant parts of its call centers. Sunrise has experienced, and may in the future experience, interruptions in the supply of products and services from third parties for a number of reasons many of which are beyond its control, including various operational risks applicable to its suppliers, including labor shortages, global conditions, natural disasters, security vulnerabilities, human errors and third-party criminal acts. For example, Sunrise’s supply of mobile devices was adversely impacted by the worldwide chip shortage in 2020 and 2021 and Sunrise also experienced supply delays associated with global supply chain disruptions driven by geopolitical challenges and the COVID-19 pandemic. Sunrise has also experienced decreases in sales volume and reductions in service quality due to shortages of skilled personnel experienced by its customer service and sales outsourcing partners.

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

Sunrise may from time to time be subject to employment litigation.

As of 31 December 2025, 63% of Sunrise’s workforce in Switzerland was covered by a collective employment contract (CEC) with Syndicom, a Swiss trade union, which came into force on 1 January 2022. An update of the CEC with Syndicom was negotiated in 2025 and came into effect in January 2026. The CEC will remain in force until 31 December 2028 and any changes must be subject to mutual agreement. The most senior 37% of employees, including the Executive Committee, are employed under the Terms and Conditions of Employment (TCE), which was also updated during the reporting year. Both the CEC and the TCE set out, among other things, termination, holiday and leave, remote work, flexible time, training, insurance and other employee rights and obligations.Future changes related to the latest agreements would require mutual consent, butcould result in higher personnel or other costs, as well as increased operational restrictions. A failure to reach an agreement on certain key issues could result in strikes, lockouts or other work stoppages, which could further increase Sunrise’s labor costs and operating restrictions, which could in turn adversely affect Sunrise’s business, revenues, earnings and cash flows.

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

Most of Sunrise’s existing active mobile infrastructure has been sourced and installed by Huawei and Sunrise plans to rely on Huawei for equipment procurement and installation in the future. In addition, Huawei operates and maintains Sunrise’s mobile network and a part of its fixed network. In December 2023, the Swiss Federal Department of Environment, Transport, Energy and Communications was tasked with presenting a draft revision of the Telecommunications Act (Fernmeldegesetz of 1997, as amended) (the “Telecommunications Act”) that would implement measures to reduce geopolitical risks associated with the development of 5G infrastructure and otherwise strengthen the security of telecommunications and digital infrastructure, including by prohibiting high-risk vendors from providing equipment or network services to Swiss telecommunications providers. The draft is expected to be published in Spring 2026. Such a revision, if implemented, could entitle the regulator to require Sunrise to cease contracting with those deemed to be high-risk vendors.

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

Sunrise may also be indirectly affected by international regulatory frameworks applicable to its B2B customers, such as the EU’s Digital Operational Resilience Act (DORA), which requires Sunrise as a provider to meet stringent security and resilience standards. This could lead to additional contractual obligations, compliance costs, and operational adjustments for Sunrise.

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

Sunrise and its affiliates are subject to corporate income taxes, dividend withholding taxes as well as non-income-based taxes, such as stamp duties and value-added tax in Switzerland, the Netherlands (due to the jurisdiction of incorporation of Sunrise’s financing holding company), Portugal (due to certain customer service activities conducted by Portugal-based personnel) and certain other jurisdictions (due to certain international services and other activities). Tax regulations are complex and evolving, and significant judgment, for example with respect to transfer pricing, is required to determine Sunrise’s tax liabilities. In the fourth quarter of 2024, Sunrise reached a pre-final settlement with the Canton Zurich tax authority regarding the previously disclosed tax audit for fiscal years 2019 to 2021 performed during 2024. The pre-final settlement figure agreed covered fiscal years 2019 to 2024 and amounted to approximately CHF 60 million. As a result, Sunrise recognized significant prior year taxes in the fiscal year 2024, which is being settled via amended returns on a cantonal basis largely during 2025 (CHF 26 million ) and 2026 (CHF 34 million ). Tax Audit adjustments for prior years will result in the utilisation of the historic net operating losses and Sunrise has become a full taxpayer already in FY-2025 (tax expense) with an effective rate of approximately 17%. Any changes in the assumptions underlying the expense or the final resolution with the tax authorities, once available, could result in adjustments to the recognized tax provisions in future periods. Sunrise may be subject to tax audits in the future. In connection with the current and any future tax audits, tax authorities may challenge and disagree with Sunrise’s judgments with respect to transfer pricing or otherwise and assess additional taxes and related penalties against Sunrise in amounts which may be material, as well as require Sunrise to make different judgments in the future. Sunrise may be required to engage in litigation to challenge any such assessments, which may be costly and distracting to management even if its outcome is favorable. Any of the foregoing could have a material adverse effect on Sunrise’s business, earnings and cash flows.

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

In addition, Sunrise incorporates open-source software in its software and systems and expects to continue to do so in the future. Open-source software is generally freely accessible, usable and modifiable. Pursuant to open-source licenses, Sunrise may be required to offer its proprietary software that incorporates the open-source software for no cost, release source code for modifications or derivative works it created or license such modifications or derivative works under the terms of the open-source license. If an author or other third party that distributes open source software that Sunrise uses were to allege that Sunrise had not complied with open source software licenses, Sunrise could incur significant legal expenses defending against such allegations and could be subject to significant damages, including being enjoined from offering the components of its software that contains the open source software and being required to comply with the conditions of the license, which could disrupt its ability to offer the affected software and require it to devote additional resources to change its products. Sunrise could also be subject to proceedings by parties claiming ownership of what Sunrise believes to be open-source software, which may be costly to defend. Additionally, usage of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide updates, warranties, support, indemnities, assurances of title or controls on origin of the software, and are provided on an “as-is” basis. Likewise, some open-source projects, which are also provided on an “as-is” basis, have known security and other vulnerabilities and architectural instabilities, or are otherwise subject to security attacks due to their wide availability, and are provided on an “as-is” basis.

Sunrise’s and third-party IT systems are vulnerable to security breaches and cyberattacks.

Sunrise’s success depends, in part, on the continued and uninterrupted performance of its IT and network systems, including its fixed and mobile network components, internet sites, data hosting and processing facilities and other hardware, software and technical applications and platforms, as well as Sunrise’s customer service centers. Some of these systems and facilities are managed, hosted, provided or used by third-party providers or their vendors. Sunrise’s and its third-party providers’ systems and equipment, and CPE that Sunrise provides to its customers, are subject to disruptions, security breaches, cyberattacks, malicious human acts, human errors and security flaws. Sunrise has from time to time been the target of cybersecurity attack attempts and expects to be subject to similar attacks in the future. Security breaches or cyberattacks from any source could cause significant disruptions to Sunrise’s or its third-party providers’ operations, require Sunrise to incur significant costs and materially adversely affect Sunrise’s business, revenues, earnings and cash flows.

Sunrise and its third-party service providers may not be able to anticipate, detect or respond in an adequate and timely manner to attempts to obtain unauthorized access to, disable or degrade Sunrise’s or its third-party service providers’ systems. In some cases, anticipation, detection and response efforts may depend on third parties who may not deliver products or services to Sunrise that meet the required contractual standards due to error, defect, delay, outage or for another reason beyond Sunrise’s control. In addition, cyberattack techniques are becoming increasingly complex, sophisticated and difficult to promptly detect. Employees working from home as a response to public health emergencies, epidemics, pandemics or other factors and longer-term shifts towards remote or hybrid work may increase cybersecurity risks, mainly due to increased attack surface when not working from a protected office site. The risk of cyberattack may also be heightened in the context of ongoing conflicts and in response to sanctions imposed, such as increased cyberattacks associated with the Russia-Ukraine conflict. Given its critical status, telecommunication infrastructure, including the infrastructure operated by Sunrise or its third-party providers, is at heightened risk of physical or cyberattacks by nation states, terrorist or other groups. The changing cybersecurity landscape could require Sunrise to devote significant resources to prevent, detect and mitigate the impact of cybersecurity attacks or any other type of security breaches.

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

Through Sunrise’s operations, sales and marketing activities, Sunrise and its third-party providers collect and store a large amount of personal information related to Sunrise’s customers. This may include phone numbers, e-mail addresses, ID card numbers, contact preferences, personal information stored on electronic devices and payment information, including credit and debit card data. Sunrise also gathers and retains information about its employees in the normal course of business. In specific cases, Sunrise may share this personal information with third-party service providers that assist with or operate certain aspects or areas of Sunrise’s business.

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

In addition, political unrest, geopolitical conflicts (such as the Russia-Ukraine conflict and conflicts in the Middle East) and climate events have disrupted and may further disrupt global supply chains and heighten volatility of global financial markets, as well as increase the incidence of cyberattacks against critical infrastructure, including Sunrise’s networks. While Sunrise does not have direct operations in conflict areas, Sunrise has one supplier located in Moldova, which could be impacted by an escalation of the Russia-Ukraine conflict. Any escalation in current or emerging conflicts could worsen the foregoing effects or create new adverse conditions that Sunrise cannot predict.

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

At the end of 2024 following the completion of the spin-off, Sunrise conducted a climate change risk assessment (the “Assessment”) in accordance with applicable Swiss law to identify key risks and opportunities under two opposing climate scenarios. The Assessment adhered to the recommendations set out in the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (“TCFD”) guidelines to evaluate Sunrise’s physical and transition risks as an independent entity. In 2025, the TCFD framework was expanded with the inclusion of an extended quantitative assessment of the risks.

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

Certain of the directors and executive officers of Liberty Global also serve as members of the Sunrise Board and own both Liberty Global Common Shares and Sunrise Shares and thus have a financial interest in both companies. In particular, Mr. Fries, the Chief Executive Officer and President of Liberty Global and Vice Chairman of the Liberty Board, serves as the Sunrise Chair, see “Item 6. Directors, Senior Management and Employees—Item 6.A Directors and senior management.” This overlap of roles and financial interests could create, or appear to create, actual or potential conflicts of interest when Liberty Global’s directors and executive officers and members of the

Sunrise Board and members of the Executive Committee of Sunrise (the “Sunrise Executive Committee”) face decisions that could have different implications for Liberty Global and Sunrise.

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

Risks Relating to the Sunrise Shares and Jurisdiction of Incorporation

The price of Sunrise Shares may be volatile

The price of Sunrise Class A Common Shares may be volatile due to issuances of new Sunrise Shares, including pursuant to the exercise or vesting of equity awards, or the perception that they may occur. It could also fluctuate significantly for many reasons, including, among other things, broad market fluctuations, general market conditions, fluctuations in Sunrise’s operating results, changes in the market’s perception of Sunrise’s business, including as a result of industry or analyst reports that are published from time to time, and announcements made by Sunrise, Sunrise’s competitors or parties with whom Sunrise has business relationships, the risks identified in this Annual Report on Form 20-F or reasons unrelated to Sunrise’s performance. These factors may result in short- or long-term negative pressure on the value of Sunrise Shares. A viable and active trading market is unlikely to develop for the Sunrise Class B Shares.

Mr. Malone and Mr. Fries have significant voting power with respect to corporate matters considered by Sunrise’s shareholders.

As of 10 February 2026 Mr. Malone beneficially owned outstanding Sunrise Shares representing approximately 22.21% of the combined voting power of the outstanding Sunrise Shares and approximately 67.25% of the outstanding Sunrise Class B Shares. By virtue of his voting power in Sunrise, Mr. Malone has significant influence over the outcome of any corporate transaction or other matters submitted to Sunrise’s shareholders for approval.

For example, under Swiss law, certain matters, including ordinary capital increases for cash, declaration of dividends and share distributions, amendments to the articles of association and appointment and removal of directors, require shareholder approval by a majority of the Sunrise Shares represented at the relevant shareholder meeting, voting together as a single class. Certain other matters, including ordinary capital increases other than for cash, limiting or withdrawing shareholders’ pre-emptive rights, creation of new shares with privileged voting rights, delisting, mergers, demergers and change of place of incorporation, require shareholder approval by (i) two-thirds of the votes represented, voting together as a single class, and (ii) a majority of the share capital represented at the relevant shareholder meeting.

In addition, Sunrise’s articles of association requires that certain actions, including, among others, capital changes, certain distributions of securities, certain business combinations and other extraordinary transactions as well as the amendment of certain “special” provisions in Sunrise’s articles of association be additionally approved by a majority of the Sunrise Class B Shares represented at the general meeting of Sunrise shareholders at which such matters are considered, voting separately as a class. For more information regarding Sunrise’s share capital and the rights attaching to the Sunrise Shares, see Exhibit 2.5 “Description of Securities of the Registrant” to this Annual Report on Form 20-F.

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

As of 10 February 2026, Mr. Fries beneficially owned outstanding Sunrise Shares representing approximately 6.59% of the aggregate voting power of the outstanding Sunrise Shares and approximately 23.32%of the outstanding Sunrise Class B Shares. Mr. Malone and Mr. Fries may determine to swap Sunrise Shares they beneficially own with each other. If Mr. Malone and Mr. Fries determine to engage in such a swap transaction, Mr. Fries’ total voting power in Sunrise may increase, though the aggregate voting power of the outstanding Sunrise Shares beneficially owned by Messrs. Malone and Fries would remain the same.

If securities or industry analysts cease publishing or publish unfavorable research about Sunrise, the price and trading volume of Sunrise Class A Common Shares could decline.

The trading markets for Sunrise Class A Common Shares are influenced by the research and reports that industry or securities analysts publish about Sunrise. If research analysts cease coverage, or fail to publish reports about Sunrise regularly, Sunrise’s visibility in the financial markets may decline, which in turn could cause the price or trading volume to decline. Moreover, if one or more of the analysts who cover Sunrise negatively change their recommendations regarding Sunrise for any reason, the price or trading volume could decline.

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

Risks Relating to the Sunrise foreign private issuer status

The Sunrise Shares are not listed on a national securities exchange in the United States, and Sunrise is not required to implement various corporate governance measures that may be applicable to companies listed on such an exchange. .

Following the delisting of the Sunrise Class A ADSs from Nasdaq on August 15, 2025 and termination of the sponsored Sunrise Class A ADS program on November 13, 2025, Sunrise is no longer subject to the listing standards, rules and requirements of any U.S. stock exchange. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers or whose securities are listed on a U.S. stock exchange, including, among others, requirements related to audit committee composition and the adoption of a compensation clawback policy that is compliant with Nasdaq rules.

Sunrise plans to cease reporting under the Exchange Act as soon as practicable in accordance with applicable rules and regulations.

Sunrise is permitted under applicable SEC rules and regulations to cease reporting under the Exchange Act once it meets certain conditions, including that it has had Exchange Act reporting obligations for at least 12 months, has filed or furnished all reports required for this period, and has filed at least one annual report on Form 20-F. In addition, Sunrise must also have maintained a listing of its Class A Common Shares on SIX for at least 12 months, Switzerland must be the primary trading market (as defined by the SEC) for the Sunrise Class A Common Shares, and the U.S. average daily trading volume (ADTV) of the Sunrise Class A Common Shares for a recent 12-month period as of the relevant measurement date must have been no greater than 5% of the worldwide average daily trading volume (“ADTV”) for the same period. As Sunrise did not meet this ADTV condition at the time it terminated the sponsored Class A ADS program on November 13, 2025, it is required to report under the Exchange Act for at least another 12 months from November 13, 2025. Sunrise plans to cease reporting under the Exchange Act as soon as it is permitted to do so.

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

Item 4. Information on the Company

4.A History and development of Sunrise

The information on page 14 in our Annual Report 2025 under the heading “Operational & Financial Review—Introduction—History” is incorporated herein by reference.

The Sunrise Class A Common Shares are listed in Switzerland on the SIX under the symbol “SUNN.” The Sunrise Class A Common Shares are not listed on any U.S. stock exchange. On July 7, 2025, Sunrise announced its intention to voluntarily delist from the Nasdaq, terminate its ADS program and deregister from, and terminate its reporting obligations under, the Exchange Act as legally permissible. The Sunrise Class A ADSs ceased trading on the Nasdaq on August 15, 2025 and Sunrise terminated its sponsored Class A ADSs on November 13, 2025. On January 30, 2026, Sunrise terminated its sponsored Class B ADS program. Sunrise has not arranged for listing, quotation and/or registration of its ADSs on another securities exchange or quotation medium.

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

4.B Business overview

The information on pages 14–30 in our Annual Report 2025 under the headings “Operational & Financial Review—Introduction,” “Operational & Financial Review—Strategy,” “Operational & Financial Review—Consumer Main Brand,”, “Operational & Financial Review—Consumer Flanker Brands”, “Operational & Financial Review—Business Customers”, “Operational & Financial Review—Network,” and “Operational & Financial Review—Regulatory Environment” is incorporated herein by reference.

4.C Organizational structure

Organizational structure

The information on pages 146–148 in our Annual Report 2025 under the heading “Corporate Governance—Group Structure and Shareholders” is incorporated herein by reference.

See also “Item 4. Information on the Company—Item 4.A History and development of Sunrise” and “Item 4. Information on the Company—Item 4.B Business overview.”

Significant subsidiaries

See Exhibit 8.1 “Significant Subsidiaries” to this Annual Report on Form 20-F.

4.D Property, plants and equipment

Properties

Office, Retail and Data Site Locations

Sunrise leases substantially all of its office space and retail locations, as well as its data and antenna sites. The other leased properties are technical locations, parking lots, shops, storage units or mixed used sites. All of Sunrise’s leased properties are located in Switzerland, with the exception of a call center office space in Lisbon rented by Sunrise’s wholly owned subsidiary Sunrise Portugal S.A. As of 31 December 2025, Sunrise leased the following properties in Switzerland:

•19 offices, including its headquarters at Opfikon, Zurich, Switzerland, Sunrise’s largest property (approximately 21,590 square meters office space). The lease on Sunrise’s headquarters expires on 31 December 2033, with the option to extend to until 31 December 2043;

•One TV production studio for the MySports pay TV platform;

•Approximately 1,000 data sites (technical sites for the preparation, transport and storage of data); and

•96 Sunrise and 18 yallo retail locations.

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

Antenna Sites

As of 31 December 2025, Sunrise operated 4,776 antenna sites to support its mobile network, of which approximately 56% were accessed pursuant to a long-term master services agreement with Swiss Towers, which is controlled by Cellnex, which is further described below under “Item 10. Additional Information—10.C Material contracts—Swiss Towers Master Services Agreement.” The remaining antenna sites that are not covered by the master services agreement with Swiss Towers are leased pursuant to separate lease agreements with other third parties. Sunrise accesses certain additional antenna sites pursuant to an antenna sharing agreement with Salt, pursuant to which Sunrise receives access to certain of Salt’s antennas in exchange for providing Salt with access to the same number of Sunrise antennas.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

5.A Operating results

The information on pages 33-61 in our Annual Report 2025 under the headings “Operational & Financial Review—Financial Review—Comparability of future results,” “Operational & Financial Review—Financial Review—Factors affecting Sunrise performance,” “Operational & Financial Review—Financial Review—Summary financial information and operating data” and “Operational & Financial Review—Financial Review—Results of operations” is incorporated herein by reference.

5.B Liquidity and capital resources

The information on pages 61-64 in our Annual Report 2025 under the heading “Operational & Financial Review—Liquidity and capital resources” is incorporated herein by reference.

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

Item 6. Directors, Senior Management and Employees

6.A Directors and senior management

Sunrise Directors

The information on pages 153-158 and 174 in our Annual Report 2025 under the headings “Corporate Governance—Board—Members of the board,” “Corporate Governance —Board—Members of the board—Elections and terms of office” and “Corporate Governance—Compensation, Shareholdings and Loans” is incorporated herein by reference.

Executive Committee

The information on pages 168-174 in our Annual Report 2025 under the heading “Corporate Governance—Executive Committee” is incorporated herein by reference.

6.B Compensation

Compensation and benefits-in-kind paid to the Board of Directors

General

Sunrise Directors receive a base fee for their services on the Sunrise Board. In addition, with the exception of the chairman of the Sunrise Board, Sunrise Directors who chair or serve on a committee receive an additional fee. Together, these are referred to as “Board Fees”, as set out in the table below. To ensure the independence of the Sunrise Board in its supervisory role over the Executive Committee, the Sunrise Directors have not received any variable compensation linked to the performance of Sunrise.

The Board Fee consists of a cash component and a payment in the form of Sunrise Class A Common shares (each 50% of the Board Fee), with the right to elect to receive the cash component in Sunrise Class A Common shares (Share Election Right), allowing for further alignment with shareholder interests. The amounts below are gross amounts before deduction of employee social security contributions and taxes, if applicable.

Sunrise pays the cash component to each Sunrise Director and the chairman of the Sunrise Board in semi-annual installments at the end of October and April of each year. The share component is granted based on the average closing share price of 10 trading days ending three trading days prior to the date of grant (grant price) and is blocked for one year.

Role	Gross board fees in cash [1] - CHFk	Gross board fees in shares [1] - CHFk	Gross total board fees CHFk
Annual base fees
Chairman of the Board	200.0	200.0	400.0
Other members of the Board	100.0	100.0	200.0

Annual committee fees
Chair of the Audit Committee	32.5	32.5	65.0
Chair of the Compensation Committee	22.5	22.5	45.0
Chair of the Nominating Committee	7.5	7.5	15.0
Member of the Audit Committee	20.0	20.0	40.0
Member of the Compensation Committee	15.0	15.0	30.0
Member of the Nominating Committee	5.0	5.0	10.0

¹Subject to the exercise of the Share Election Right

The Sunrise Directors are reimbursed for travel and other related expenses incurred in connection with their responsibilities as members of the Sunrise Board in accordance with the Articles of Association.

Total Board of Directors compensation

For the 2025 fiscal year, those individuals who served as members of the Sunrise Board received a total compensation of CHFk 2,032 in the form of cash and shares including employer-paid social security contributions, if applicable. The aggregate employer social security contribution for the 2025 calendar year amounted to CHFk 112.

Description of bonus plan, equity plans, awards and stock options

The Sunrise compensation framework allows for attracting, developing and retaining the best talents and is aligned with the company’s values, strategy and financial goals. The overall compensation principles and philosophy of Sunrise also form the basis for the compensation of our Executive Committee, which comprises the following elements:

•Fixed compensation: base salary
•Variable compensation: Short- and Long-Term Incentive Plans
•Company benefits: company pension plan, insured benefits, other fringe benefits and allowances

Fixed compensation

Generally, fixed compensation is paid in cash on a monthly basis and takes into account the role, the individuals’ skills and experience as well as external market data. Potential increases in base salaries are reviewed annually.

Variable compensation

Variable compensation comprises the annual Short-Term Incentive Plan (“STIP”), including the option to participate in the Shareholding Incentive Plan (“SHIP”), and the Long-Term Incentive Plan (“LTIP”). Short-Term Incentive Plan

Compensation Elements

Company Benefits
Comprises company pension plan, insured benefits and other fringe benefits, as well as allowances

Variable

Long-Term Incentive

Long-Term Incentive Plan (LTIP)
Performance Share Unit plan with a three-year performance period based on Cumulative Absolute Adjusted Free Cash Flow and Relative Total Shareholder Return.

Short-Term Incentive

Short-Term Incentive Plan (STIP)
Rewards the company’s success, business-units' achievements, and individual contributions on an annual basis.

Fixed

Base Salary
Monthly cash compensation that reflects the role, individual skills and experience, and external market data.

The STIP is designed to reward the members of the Executive Committee and all employees (in non-sales roles; dedicated sales plans apply for sales roles), on an annual basis, for their contribution to the achievement of company targets, business-unit targets (for senior leaders and members of the Executive Committee other than the CEO) and individual targets that together foster the success of Sunrise. Key priorities lie in financial and operating delivery as well as in underpinning our performance culture and commitment to Sustainability/ESG.

Sunrise has a defined target-setting and performance-management process in place. Company targets, business-unit targets and the individual targets of the members of the Executive Committee are subject to approval by the Board of Directors. Individual targets for each employee are defined using a top-down approach, to ensure alignment with the Sunrise corporate strategy across all departments. The assessment of individual performance is based on regular dialogue between employees and leaders, promoting an open exchange of ideas and opportunities for improvement and growth.

Considering the unique position of our company within our industry and the Swiss market, the company targets include the following Key Performance Indicators (KPIs).

Financial KPIs:
•Operating Free Cash Flow after Leases (OFCFaL)
•Service Revenue

Qualitative KPIs:
•Relative Net Promoter Score (rNPS), which measures the overall customer satisfaction, and
•Sustainability/ESG: Engagement score and the proportion of women in leadership roles (People), greenhouse-gas reductions and CPE circularity (Planet) and mandatory e-learnings (Governance).

The business-unit targets are tailored to reflect the financial focus of each unit. Depending on the specific priorities, KPIs may consist of the business unit's EBITDA alone or a combination of its EBITDA and Capex. All targets are capped at a maximum achievement of 150%. We measure company and business performance against our budgeted targets at the end of each year.

The key features of the STIP are outlined in the table below.

Short-Term Incentive Plan (STIP)	Executive Committee Members	CEO
Target STI as % of the base salary	70% or 100%	200%
Maximum overachievement / cap	150%	150%
Weighting of company target	60% or 70%	90%
Weighting of business-unit target	20% or 30%	—
Weighting of individual performance	10%	10%

Weighting within the company targets
Operating Free Cash Flow after Leases (OFCFaL)	50%	50%
Service Revenue	25%	25%
Relative Net Promoter Score (rNPS)	20%	20%
Sustainability/ESG	5%	5%

The payment of the STIP for 2025 was approved by the Sunrise Board for the members of the Executive Committee and by the CEO for all other employees.

Shareholding Incentive Plan (SHIP)

The SHIP is a feature of the STIP 2025 that allows participants to elect to receive up to 100% (25%, 50%, 75% or 100%) of their 2025 earned annual bonus amount in Sunrise shares (Bonus Shares) during the SHIP election window.

The Bonus Shares will be issued in March 2026. Subject to the terms and conditions of the STIP and the SHIP, participants will also receive an additional grant of Restricted Share Units equal to 12.5% of the gross number of Bonus Shares (RSU Premium), which will be granted in March 2026 and vest in March 2027, provided that the participant holds all such Bonus Shares until that date.

Long-Term Incentive Plan

In 2025, Sunrise introduced a new Long-Term Incentive Plan (LTIP) for members of the Executive Committee and senior leaders, reinforcing its commitment to performance-based compensation and strategic alignment. For the Executive Committee, the LTIP is exclusively based on Performance Share Units (PSUs), while senior leaders receive a mix of 50% PSUs and 50% Restricted Share Units (RSUs). The performance metrics for the PSUs, defined following the spin-off for the LTIP 2024, remained unchanged for the LTIP 2025, ensuring consistency with Sunrise business objectives and continued alignment with shareholder interests.

Performance Share Units (PSUs)

PSUs represent a conditional right to receive shares at a future date, subject to the achievement of defined performance metrics and continued employment with Sunrise. They are designed to align leadership rewards with long-term company performance and shareholder value creation. The performance period for the LTIP 2025 covers three financial years, from 1 January 2025 to 31 December 2027, with vesting no later than March 2028.

The two performance metrics contribute independently to the target achievement:

•30% weighting: Cumulative Absolute Adjusted Free Cash Flow (“FCF”)1 as reported versus plan2

•70% weighting: Relative Total Shareholder Return (“rTSR”)3: relative percentile performance of TSR vs a basket of peers in STOXX Europe 600 Telecommunications Index

The FCF metric was chosen as it supports dividend funding directly, thereby aligning leadership focus with shareholder interests. This metric reinforces financial discipline and ensures that strategic decisions are geared toward creating consistent value for shareholders. The rTSR metric aligns management remuneration with shareholder returns through dividends and share price growth. It also adjusts variable compensation compared to the performance in the telecommunications sector, ensuring fair and relevant comparisons with industry peers.
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
The payout curves are shown in the graph below. For FCF, a minimum of 85% target achievement triggers a 50% payout, scaling linearly up to 115% achievement, which yields a 150% payout. For rTSR, performance begins at a —% payout in the bottom quartile, reaching 25% payout at the 25th percentile, 100% payout at the median and a maximum of 200% payout at or above the 75th percentile. Intermediate achievement levels between these defined points are calculated through interpolation, ensuring that payouts reflect proportional performance across both metrics.

1 FCF: The Free Cash Flow (FCF) is defined as net cash provided by operating activities plus (i) operating-related vendor financed additions and (ii) cash receipts in the period from interest-related derivatives, less (a) cash payments in the period for interest, (b) cash payments in the period for capital expenditures, (c) principal payments on amounts financed by vendors and intermediaries and (d) principal payments on lease liabilities.
2 Exclusions can be applied by the compensation committee for exceptional items impacting FCF as disclosed in the Annual Report or investor reports and presentations (e.g. legal settlements affecting reported FCF, unexpected tax settlements and spectrum auctions).
3 rTSR: The TSR (Total Shareholder Return) in absolute CHF amount is the sum of the share price accretion and the dividends paid out (including reinvestment assumption) during the respective performance period. For the rTSR the achieved TSR will be compared to the comparator group in percentage (%). The comparator group is defined as the peer group within the STOXX Europe 600 Telco Index. This enables a fair and relative performance comparison to peers.

Long-Term Incentive Plan (LTIP)	Executive Committee Members	CEO
Target LTI as % of the base salary	130% or 150%	175%
Maximum overachievement / cap (FCF: 150% | rTSR: 200%)	185%	185%
Weighting of Cumulative Absolute Adjusted Free Cash Flow (FCF)	30%	30%
Weighting of Relative Total Shareholder Return (rTSR)	70%	70%

Compensation and benefits-in-kind paid to the Executive Committee

In 2025, those individuals who served as members of the Executive Committee received an aggregate amount of CHFk 18,302 as compensation and benefits-in-kind, including employer-paid social security contributions and other statutory charges, for their services rendered to Sunrise. In addition, the total amount set aside or accrued to provide pension, retirement or similar benefits for the full 2025 calendar year amounted to CHFk 1,044.

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

As of 31 December 2025, there are no service contracts between Sunrise or companies controlled by it and Sunrise Directors or members of the Executive Committee that provide for benefits upon termination of employment.
For information regarding the share ownership of our directors and executive officers, see “Item 7.A—Major Shareholders.”

6.C. Board Practices

The Sunrise Board

The information on pages 159-167 and 174 in our Annual Report 2025 under the headings “Corporate Governance—Board—Rules in the Articles regarding the number of permitted mandates outside the Company,” “Corporate Governance—Board—Internal Organizational Structure,” “Corporate Governance—Board—Working methods of the Board,” “Corporate Governance—Board—Basic principles regarding the definition of the areas of responsibility between the Board and the Executive Committee,” “Corporate Governance—Board—Information and control instruments vis-à-vis the Executive Committee” and “Corporate Governance—Compensation, Shareholdings and Loans—Disclosure of rules in the Articles regarding compensation of the Board and of the Executive Committee” is incorporated herein by reference.

Director Independence

There is no Swiss legal requirement that a majority of the Sunrise Directors be independent. The majority of the Sunrise Directors (Adam Bird, Ingrid Deltenre, Thomas D. Meyer and Catherine Mühlemann) meet the criteria for independence as defined by the Swiss Code of Best Practice for Corporate Governance 2023 (the “Swiss Code of Best Practice”).

Committees of the Sunrise Board

The information on pages 160-162 in our Annual Report 2025 under the heading “Corporate Governance —Board—Committees” is incorporated herein by reference.

Mandates Outside Sunrise and its Subsidiaries

The information on page 174 in our Annual Report 2025 under the heading “Corporate Governance—Executive Committee—Other activities and vested interests” is incorporated herein by reference.

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

6.D Employees

As of 31 December 2025, Sunrise had 2,985 employees by headcount or 2,897 full-time equivalents “FTEs,” as compared to 2,950 employees by headcount and 2,858 FTEs as of 31 December 2024, representing an increase of approximately 1% in the employee population. Employees are located at Sunrise’s headquarters in Zurich as well as at additional office and retail locations across Switzerland. As of 31 December 2025, 311 employees were located in a Sunrise-owned call center in Portugal. As of the same date, 27% of Sunrise’s employees were part of the sales function, 24% worked in IT, 18% were in management and administration, 12% in marketing, TV and product development, 12% in customer service and 7% in other functions.

As of 31 December 2025, 63% of the Sunrise workforce based in Switzerland was covered by a collective employment contract with Syndicom, a Swiss trade union, which came into force on 1 January 2022 and was extended to 31 December 2026 in June 2025. As of the same date, 37% of the most senior employees, including the members of Executive Committee, were employed pursuant to Terms and Conditions of Employment (the “TCE”), which sets out, among other things, termination, holiday and leave, remote work, flexible time, training, insurance and other employee rights and obligations. The TCE are supplemented by individual employment agreements which set out the particulars of each individual’s employment, including compensation matters. Sunrise has never experienced employment-related work stoppages and considers its employee relations to be good.

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

Sunrise Shares issuable on or within 60 days of 10 February 2026 upon exercise of options or SARs, vesting of RSUs, conversion of convertible securities or exchange of exchangeable securities, are deemed to be outstanding and to be beneficially owned by the person holding the SARs, RSUs or convertible or exchangeable securities for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

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

The following table presents, based on 70,108,614 Sunrise Class A Common Shares and 25,805,386 Sunrise Class B Shares outstanding as of 10 February 2026 and information available regarding beneficial ownership of Sunrise Shares as of 10 February 2026 to the extent known to Sunrise or ascertainable from public filings for each that beneficially owns more than 5% of the outstanding Sunrise Shares.
So far as is known to Sunrise, the persons indicated below have sole voting power and sole dispositive power with respect to the Sunrise Shares indicated as beneficially owned by them, except as otherwise stated in the notes to the table.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class	Combined Voting Power
John C. Malone	Sunrise Class A Common Shares	4,209,358(1)	6.00%	22.48%
c/o Liberty Global Ltd.	Sunrise Class B Shares	17,354,450 (2)	67.25%
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda
Michael T. Fries	Sunrise Class A Common Shares	682,553 (3)	0.97%	6.72%
c/o Liberty Global Ltd.	Sunrise Class B Shares	5,758,886	22.32%
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

(1)    Includes 194,682 Sunrise Class A Common Shares held by Mr. Malone’s spouse, as to which shares Mr. Malone has disclaimed beneficial ownership. gm
(2)    Includes 220,296 Sunrise Class B Shares held by two trusts managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the trusts, but he retains the right to substitute the assets held by the trusts. Mr. Malone has disclaimed beneficial ownership of the shares held by the trusts. Also includes 17,354,450 Sunrise Class B Shares and 1,351,445 Sunrise Class A Common Shares held by the Malone Trust.
(3)    Includes 66,241 Sunrise Class A Common Shares held by a trust managed by an independent trustee, of which the beneficiaries are Mr. Fries’ children. Mr. Fries has no pecuniary interest in the trust, but he retains the right to substitute the assets held by the trust. Mr. Fries has disclaimed beneficial ownership of the shares held by the trust.

The following table presents, based on 70,108,614 Sunrise Class A Common Shares and 25,805,386 Sunrise Class B Shares outstanding as of 10 February 2026 and information available regarding beneficial ownership of Sunrise Shares as of 10 February 2026. Unless otherwise indicated, the beneficial owners listed below may be contacted at Sunrise’s corporate headquarters located at Thurgauerstrasse 101b, 8152 Glattpark (Opfikon). So far as is known to Sunrise, the persons indicated below have sole voting power and sole dispositive power with respect to the Sunrise Shares indicated as beneficially owned by them, except as otherwise stated in the notes to the table.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class	Combined Voting Power
Michael T. Fries	Sunrise Class A Common Shares	682,553 (1)	0.97%	6.72%
Chairperson	Sunrise Class B Shares	5,758,886	22.32%

Adam Bird	Sunrise Class A Common Shares	4,974	*	*
Director	Sunrise Class B Shares	—	*

Ingrid Deltenre	Sunrise Class A Common Shares	4,111	*	*
Director	Sunrise Class B Shares	—	*

Thomas D. Meyer	Sunrise Class A Common Shares	7,369	*	*
Director	Sunrise Class B Shares	—	*

Catherine Mühlemann	Sunrise Class A Common Shares	4,424	*	*
Director	Sunrise Class B Shares	—	*

Enrique Rodriguez	Sunrise Class A Common Shares	147,351	*	*
Director	Sunrise Class B Shares	—	*

Lutz Schüler	Sunrise Class A Common Shares	51,196	*	*
Director	Sunrise Class B Shares	—	*

André Krause	Sunrise Class A Common Shares	41,105	*	*
Chief Executive Officer	Sunrise Class B Shares	—	*

Anna Maria Blengino	Sunrise Class A Common Shares	10,489	*	*

Chief Information Officer	Sunrise Class B Shares	—	*

Tobias Foster	Sunrise Class A Common Shares	18,847	*	*
Chief People Officer	Sunrise Class B Shares	—	*

Jany Fruytier	Sunrise Class A Common Shares	13,761	*	*
Chief Financial Officer	Sunrise Class B Shares	—	*

Stefan Fuchs	Sunrise Class A Common Shares	17,461	*	*
Chief Consumer Officer – Flanker Brands	Sunrise Class B Shares	—	*

Elmar Grasser	Sunrise Class A Common Shares	13,056	*	*
Chief Technology Officer	Sunrise Class B Shares	—	*

Thorsten Haeser	Sunrise Class A Common Shares	7,180	*	*
Chief Business Officer	Sunrise Class B Shares	—	*

Marcel Huber	Sunrise Class A Common Shares	17,145	*	*
General Counsel & Chief Corporate Affairs Officer	Sunrise Class B Shares	—	*

All directors and executive officers as a group (15 persons)	Sunrise Class A Common Shares	1,041,022	1.48%	7.09%
	Sunrise Class B Shares	5,758,886	22.32%

* Less than 0.9%.
(1) Includes 66,241 Sunrise Class A Common Shares held by a trust managed by an independent trustee, of which the beneficiaries are Mr.     Fries’ children. Mr. Fries has no pecuniary interest in the trust, but he retains the right to substitute the assets held by the trust. Mr. Fries has disclaimed beneficial ownership of the shares held by the trust.

As of December 31, 2025, there were 15 record holders of Sunrise Class A Common Shares with addresses in the United States, whose shareholdings represented approximately 4% of the issued Sunrise Class A Common Shares and 4 record holders of Sunrise Class B Shares with addresses in the United States, whose shareholdings represented approximately 68% of the issued Sunrise Class B Shares. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

Change in Control Arrangements

Not applicable.

7.B Related party transactions

The information set forth under “Item 18. Financial Statements—Note 26. Related Party Transactions” is incorporated by reference.

7.C Interests of experts and counsel

Not applicable.

Item 8. Financial Information

8.A Consolidated statements and other financial information

See “Item 18. Financial Statements.”

Dividend Policy

Subject to the dividend policy described below, the Sunrise Board expects to recommend the payment of a dividend in respect of each financial year. If approved by Sunrise’s shareholders at the relevant annual shareholders’ meeting, the dividends will be due and payable. Any investor who purchases Sunrise’s shares before the ex‑dividend date and holds the shares until that date will be entitled to receive the dividends approved at that meeting. Dividends are reflected in Sunrise’s financial statements in the year in which they are approved by Sunrise’s shareholders.

Sunrise's dividend policy is to utilize free cash flows to support attractive shareholder distributions in a disciplined manner. The amount and timing of any future dividends will be determined by the Sunrise Board in its discretion, will be subject to approval of Sunrise’s shareholders and will depend on a number of factors, including Sunrise’s earnings, capital requirements, overall financial condition, applicable law and contractual restrictions. Sunrise will pay dividends exclusively out of qualifying additional paid-in capital (capital contribution reserves (Kapitaleinlagereserven)), for as long as such reserves are available.

The Sunrise Board will propose a dividend of CHF 3.42 per Sunrise Class A Common Share and CHF 0.34 per Sunrise Class B Share to the shareholders for approval at the Annual General Meeting to be held on May 7, 2026.

8.B Significant changes

None.

Item 9. The Offer and Listing

9.A Offer and listing details

The Sunrise Class A Common Shares are listed in Switzerland on the SIX under the symbol “SUNN.” The Sunrise Class A ADSs ceased trading on the Nasdaq on August 15, 2025 and Sunrise terminated its sponsored Class A ADS program on November 13, 2025. Sunrise has not arranged for listing, quotation and/or registration of its Sunrise Class A ADSs on another securities exchange or quotation medium.

9.B Plan of distribution

Not applicable.

9.C Markets

    The Sunrise Class A Common Shares have been listed on the SIX since November 2024. On July 7, 2025, Sunrise announced its intention to voluntarily delist its Sunrise Class A ADSs from the Nasdaq, terminate its A ADS program and deregister from, and terminate its reporting obligations under, the Exchange Act. The Sunrise Class A ADSs ceased trading on the Nasdaq on August 15, 2025 and Sunrise terminated its sponsored Class A ADSs on November 13, 2025. Sunrise has not arranged for listing, quotation and/or registration of its ADSs on another securities exchange or quotation medium.

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

10.E Taxation

The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to the ownership or disposition of the Sunrise Shares. The statements of U.S. and Swiss tax laws set forth below are based on the laws and regulations in force as of the date of this 20‑F—including the current Convention Between the U.S. and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, entered into force on 19 December 1997 (the “Treaty”); the U.S. Internal Revenue Code of 1986, as amended (the “Code”); the U.S. Treasury regulations promulgated under the Code (the “Treasury Regulations”); rulings; judicial decisions; and administrative pronouncements—and may be subject to any changes in U.S. and Swiss law, and in any double taxation convention or treaty between the U.S. and Switzerland occurring after that date, which changes may have retroactive effect.

Certain Swiss Tax Considerations Regarding the Sunrise Shares

The following is a general summary of certain tax consequences of the acquisition, ownership and disposition of Sunrise Shares based on Swiss income tax laws and regulations in force on the date of this Annual Report on Form 20-F. Tax consequences are subject to changes in applicable law, including changes that could have a retroactive effect. This is not a complete analysis of the potential tax effects relevant to a decision to invest in Sunrise Shares nor does the following summary take into account or discuss the tax laws of any jurisdiction other than Switzerland. It also does not take into account investors’ individual circumstances. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to any particular holder of Sunrise Shares.

Investors are urged to consult their own tax advisors as to tax consequences of the acquisition, ownership and disposition of Sunrise Shares. Tax consequences may differ according to the provisions of different tax treaties (see below) and the investor’s particular circumstances.

Swiss Withholding Tax

Under Swiss tax law, dividends due and similar cash or in-kind distributions made by Sunrise to a holder of Sunrise Shares (including liquidation proceeds and bonus shares or repurchases of Sunrise Shares) are subject to Swiss federal withholding tax (Verrechnungssteuer) (“Swiss Withholding Tax”), currently at a rate of 35% (applicable to the gross amount of taxable distribution). The repayment of the nominal value of the Sunrise Shares and any permissible repayment of qualifying additional paid in capital (capital contribution reserves (Reserven aus Kapitaleinlagen)) are not subject to Swiss Withholding Tax.

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

Shareholders who are not resident in Switzerland for tax purposes, and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (collectively, “Non-Resident Shareholders”) may be entitled to a total or partial refund of the Swiss Withholding Tax if the country in which such recipient resides for tax purposes maintains a bilateral treaty for the avoidance of double taxation with Switzerland and further conditions of such treaty are met. Non-Resident Shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) may differ from country to country. Non-Resident Shareholders should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sale or other dispositions of Sunrise Shares and the procedures for claiming a refund of the Swiss Withholding Tax.

Swiss Federal Stamp Taxes

The Swiss Federal Issuance Stamp Tax (Emissionsabgabe) of 1% is levied on the issuance of shares and increases in or contributions to the equity of Swiss tax resident corporations. The Swiss Federal Issuance Stamp Tax levied on the proceeds from the issuance of the Sunrise Shares will be borne by Sunrise.

The purchase or sale of Sunrise Shares, whether by Resident Private Shareholders, Domestic Commercial Shareholders or Non-Resident Shareholders, may be subject to Swiss Federal Securities Transfer Stamp Tax at a current rate of up to 0.15%, as well as the SIX turnover fee, both calculated on the purchase price or the sale proceeds, respectively, if (i) such transfer occurs through or with a Swiss or Liechtensteinian bank or by or with involvement of another Swiss securities dealer as defined in the Swiss federal stamp tax act and (ii) no exemption applies.

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Resident Shareholders are not subject to any Swiss federal, cantonal or communal income tax on dividend payments and similar distributions simply because they hold Sunrise Shares. The same applies for capital gains on the sale of Sunrise Shares. For Swiss Withholding Tax consequences, see above.

Resident Private Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares or taxable repurchases of Sunrise Shares as described above), which are not repayments of the nominal value of the Sunrise Shares or permissible repayment of qualifying additional paid in capital (capital contribution reserves (Reserven aus Kapitaleinlagen)), are required to report such receipts in their individual income tax returns and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant tax period. A gain or a loss by Resident Private Shareholders realized upon the sale or other disposition of Sunrise Shares to a third party will generally be a tax-free private capital gain or a non-tax-deductible capital loss, as the case may be. Domestic Commercial Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds and bonus shares or taxable repurchases of Sunrise Shares as described above) are required to recognize such payments in their income statements for the relevant tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings accumulated (including the dividends) for such period. The same taxation treatment also applies to Swiss-resident individuals who, for Swiss income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealings or leveraged transactions in securities. Domestic Commercial Shareholders who are corporate taxpayers may qualify for participation relief on dividend distributions (Beteiligungsabzug), if the shares held have an aggregate market value of at least CHF 1 million. Domestic Commercial Shareholders are required to recognize a gain or loss realized upon the disposal of Sunrise Shares in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including the gain or loss realized on the sale or other disposition of Sunrise Shares) for such taxation period. The same tax treatment also applies to Swiss-resident individuals who, for Swiss income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealings or leveraged transactions in securities.

Swiss Wealth Tax and Capital Tax

Non-Resident Shareholders holding Sunrise Shares are not subject to cantonal and communal wealth or annual capital tax simply because they hold Sunrise Shares.

Resident Private Shareholders are required to report their Sunrise Shares as part of their private wealth and are subject to cantonal and communal wealth tax on any net taxable wealth (including Sunrise Shares). Domestic Commercial Shareholders are required to report their Sunrise Shares as part of their business wealth or taxable capital, as defined, and are subject to cantonal and communal wealth or annual capital tax. No wealth or capital tax is levied at the federal level.

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

10.I Subsidiary information

Not applicable.

10.J Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The information on page 65 in our Annual Report 2025 under the heading “Operational & Financial Review—Quantitative and qualitative disclosures about market risk” is incorporated herein by reference.

Item 12. Description of Securities Other than Equity Securities

12.A Debt securities

Not applicable.

12.B Warrants and rights

Not applicable.

12.C Other securities

Not applicable.

12.D American Depositary Shares

Not Applicable. Sunrise terminated its sponsored Class A ADS program on November 13, 2025, following its voluntary delisting from Nasdaq and cessation of ADS trading on Nasdaq on August 15, 2025. On January 30, 2026, Sunrise terminated its sponsored Class B ADS program.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of 31 December 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of 31 December 2025 our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB. Our internal control over financial reporting includes those policies and procedures that:

•pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG AG, who audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2025. KPMG AG’s report is included in “Item 18. Financial Statements”.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Sunrise Board has determined that Mr. Meyer qualifies as an “audit committee financial expert” as that term is defined in Item 16A(b) of Form 20-F and meets the independence requirements of Rule 10A-3 of the Exchange Act.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, executive officers and directors. A copy of the Code of Business Conduct and Ethics is available on our website at https://www.sunrise.ch/en/corporate/about-us/downloads. Information contained on, or that can be accessed through our website does not constitute a part of this report and is not incorporated by reference herein. During 2025, we did not significantly amend the Code of Business Conduct and Ethics or grant any waiver, including any implicit waiver, from any provision of the Code of Business Conduct and Ethics to any Sunrise Directors or employees. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

Item 16C. Principal Accountant Fees and Services

    The consolidated financial statements of Sunrise Communications AG as of 31 December 2025 and 2024 and for each of the three years in the period ended 31 December 2025, appearing in this Annual Report have been audited by KPMG AG, Switzerland (“KPMG AG”), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein. The registered business address of KPMG AG is Badenerstrasse 172, CH-8036 Zurich, Switzerland (PCAOB ID 3240).

The table below summarizes the fees for the professional services rendered by KPMG AG for the years ended 31 December 2025, 2024 and 2023 and breaks down these amounts by category of service:

	Year ended 31 December
	2025	2024	2023
	CHF million

Audit Fees	3.4	3.0	4.1
Audit-related fees	0.1	0.1	0.1
Tax fees	—	—	—
All other fees	—	—	—
Total	3.5	3.2	4.1

“Audit Fees” consist of fees billed for the annual audit of our consolidated financial statements, and the statutory audit of our consolidated and stand-alone financial statements, and the audit related to the effectiveness of the Company's internal control over financial reporting, and to issue reports on local statutory financial statements. 2025 fee includes CHF 0.3 million in relation with the issuance of the comfort letter in connection with a public debt offering. Audit Fees also include services that only our independent external auditor can reasonably provide, such as the review of documents filed with the U.S. stock exchange. 2024 fee includes CHF 0.2 million and CHF 0.2 million in connection with the spin-off and standalone company financial reporting requirements respectively. 2023 fee includes CHF 1.5 million in connection with the spin-off, shown in the year the service was related to.

“Audit-Related Fees” include other assurance services provided by the independent auditor but not restricted to those that can only be provided by the statutory auditor. These services consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor and mainly include services such as due diligence, agreed-upon or expanded audit procedures and ESG limited assurance services.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the SEC, Sunrise must comply with Rule 10A-3 under the Exchange Act, which requires that Sunrise establishes an audit committee composed of members of the board of directors that meets specified requirements. Sunrise has established a statutory audit committee. The Audit Committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The Audit Committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, each member of the Audit Committee is not required to meet the standards of “independence” established in Rule 10A-3.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2025, no purchases of Sunrise's equity securities were made by or on behalf of Sunrise Communications AG or any affiliated purchaser.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

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

Item 16K. Cybersecurity

Sunrise is subject to risks from cyber attacks that have the potential to cause significant interruptions to the operation of its business. The frequency of these attempted intrusions has increased in recent years and the sources, motivations and techniques of attack continue to evolve and change rapidly. Sunrise has developed a cybersecurity program that is designed to scan for, monitor and identify risks to company confidential or non-public information, protect such information, detect threats and events and maintain an appropriate response and recovery capability to help ensure resilience against cyber attacks and other information security incidents. Sunrise has adopted a variety of measures to monitor and address cyber-related risks and continue to implement and explore additional cybersecurity measures.

Sunrise's strategy for managing cyber-related threats is risk-based and, where appropriate, integrated within our comprehensive enterprise risk management processes. Sunrise's Chief Information Security Officer (“CISO”), who reports directly to Sunrise's Chief Technology Officer (“CTO”), leads a dedicated cybersecurity team and is responsible for the design, implementation and execution of our cyber risk management strategy. Additionally, the Compliance, Regulatory & Governance team who is reporting to the General Counsel and Chief Corporate Affairs Officer (“CAO”) and works closely with the CISO on information security matters oversees and manages the ISO 27001:2022 certified Sunrise Information Security Management System (“ISMS”) as well as the ISO 22301 certified Sunrise Business Continuity Management System (“BCMS”). Both of these management systems include a comprehensive and specific risk management and policy framework. The risks from the respective management systems feed directly into the corporate risk management and are regularly reported to the Audit Committee.

Sunrise's CISO and cybersecurity teams actively monitor Sunrise's systems, regularly review and adapt its policies, compliance, regulations and best practices, perform penetration testing, conduct incident response exercises and internal ethical phishing campaigns and provide periodic training and communication across the organization to strengthen security focused behavior and foster a culture of digital safety. Sunrise's cybersecurity team also routinely participates in industry-wide programs to further information sharing, intelligence gathering and unity of effort in responding to potential or actual attacks. The Sunrise ISO-certified BCMS operates and is externally audited on a yearly cycle and includes comprehensive business continuity plans for all critical systems and activities to develop an effective recovery strategy that seeks to decrease incident response times, limit financial impacts and maintain customer confidence during any business interruption. As part of the ISO-certified ISMS, Sunrise also administers a third-party risk governance program that identifies potential risks introduced through third-party relationships, such as vendors, software and hardware manufacturers or professional service providers. Sunrise seeks to obtain certain contractual security guarantees and assurances with these third-party relationships to help ensure the security and safety of its information. The cybersecurity teams work closely with a broad range of departments, including legal, regulatory, corporate communications, audit services, information technology and operational technology functions critical to Sunrise's operations, as well as engaging external vendors to help ensure the company’s cybersecurity program operates effectively.

Sunrise's current CISO, Antti Partanen, has significant experience leading cybersecurity efforts at large enterprises, having worked immediately prior to joining Sunrise at Vodafone Global Cyber Security where he was instrumental in shaping the Cyber Security function at Vodafone Germany, the biggest Vodafone OpCo, where he held the roles of Head of Cyber Prevent and Deputy Chief Information Security Officer during a period of eight years. The Sunrise CISO also holds a Masters degree in Communications Engineering, Telecommunications Systems and Network Security from Helsinki University of Technology (Aalto University). Furthermore, he is a ISACA-Certified Information Security Manager. Sunrise's CISO has been with the company or its subsidiaries for over three years.

Cybersecurity incidents detected by Sunrise's cybersecurity team are evaluated internally based on their severity. Management of cyber incidents is aligned with the Sunrise Corporate Crisis Management4, with major incidents being escalated to, and managed by, the Corporate Crisis Management, and according to the thresholds defined in the Corporate Crisis Management, escalated to the highest levels of management, including the company’s Chief Technology Officer (“CTO”), its CAO, and, ultimately, its CEO. These members of the Executive Committee are provided with details of the type and severity of the attack, the company’s planned response to the
4 The Sunrise Corporate Crisis Management deals with crisis situations, aiming to facilitate rapid and appropriate responses to serious events such as natural disasters, terrorist attacks, and IT system failures, with the goal of restoring normal operations as quickly as possible.

incident and are briefed on what information was accessed and the impact such incident has had or is expected to have on the company’s operations, as well as any financial or regulatory implications resulting from the incident.

Sunrise's Audit Committee is responsible for the oversight of our cybersecurity measures, incident response management and risks related to cybersecurity and technology as well as the steps taken by management to mitigate such risks. Sunrise's CISO provides periodic updates to the Audit Committee on the state of Sunrise's cybersecurity posture, new threats or threat actors that the company is monitoring or developing defenses against, and any potential areas of improvement. Sunrise's CEO, CTO, CISO and CAO also have to provide ad-hoc updates to the Audit Committee and full board of directors, as appropriate, in the case of a material cybersecurity incident, providing them a full briefing of the type and scope of the incident as well as the company’s current and planned mitigation efforts. All the members of the Audit Committee have significant direct or indirect cybersecurity experience. Cybersecurity and the effectiveness of our cybersecurity strategy are regular topics of discussion at meetings of our Audit Committee and board of directors.

In 2025, there were no cybersecurity threats, including as a result of any previous cybersecurity incidents, that materially affected or are reasonably likely to materially affect the company, including its business strategy, results of operations or financial condition.

Part III

Item 17. Financial Statements

See response to “Item 18. Financial Statements.”

Item 18. Financial Statements

Sunrise Communications AG
Consolidated Statements of Income or Loss

	Note	Year ended 31 December
in CHF millions		2025	2024	2023
Revenue	6	2,983.4	3,018.0	3,035.2
Direct costs		(831.2)	(830.1)	(834.6)
Personnel expenses	8 and 10	(429.9)	(407.0)	(416.7)
Other operating income and capitalised labour	7 and 26	63.3	68.1	105.7
Other operating expenses	7 and 26	(623.1)	(696.4)	(758.8)
Depreciation of right-of-use assets	13	(129.9)	(129.7)	(128.0)
Depreciation and amortisation	14 and 15	(936.4)	(917.9)	(992.1)
Operating income		96.2	105.0	10.7
Financial income	22	425.8	257.7	574.7
Financial expenses	22	(656.3)	(742.6)	(957.2)
Share of gains (losses) of equity method investments	25	5.9	1.3	(0.3)
(Loss) before taxes		(128.4)	(378.6)	(372.1)
Income tax benefit	19	19.9	16.7	59.9
Net (loss)		(108.5)	(361.9)	(312.2)
Attributable to:
Sunrise Communications AG shareholders		(112.2)	(365.8)	(316.1)
Non-controlling interest		3.7	3.9	3.9
Earnings (loss) per share
Basic and diluted earnings (loss) per share of class A	21	(1.6)	(5.1)	(4.4)
Basic and diluted earnings (loss) per share of class B	21	(0.2)	(0.5)	(0.4)

The accompanying notes are an integral part of these consolidated financial statements.

Sunrise Communications AG
Consolidated Statements of Comprehensive Income or Loss

	Year ended 31 December
in CHF millions	2025	2024	2023
Net (loss)	(108.5)	(361.9)	(312.2)
Items that are or may be reclassified to the statement of income or loss

Foreign currency translation adjustments	0.0	(13.3)	(95.0)
Items that will not be reclassified to the statement of income or loss

Pension-relation adjustments	2.8	(8.9)	(28.4)
Related tax	(0.6)	1.2	5.4
Other comprehensive income (loss), net of taxes	2.2	(21.0)	(118.0)

Attributable to:
Sunrise Communications AG shareholders	2.3	(21.0)	(117.8)
Non-controlling interest	(0.1)	0.0	(0.2)
Total comprehensive (loss), net of taxes	(106.3)	(382.9)	(430.2)

Attributable to:
Sunrise Communications AG shareholders	(109.9)	(386.8)	(433.9)
Non-controlling interest	3.6	3.9	3.7

The accompanying notes are an integral part of these consolidated financial statements.

Sunrise Communications AG
Consolidated Statements of Financial Position

	Note	31 December	31 December
in CHF millions		2025	2024
Assets
Current assets:
Cash and cash equivalents		273.2	351.8
Trade receivables	24	330.7	353.0
Financial assets	24	140.9	162.5
Tax receivables	19	5.5	—
Other current assets	12	270.6	259.9
Total current assets		1,020.9	1,127.2
Non-current assets:
Property, plant and equipment	14	2,231.6	2,338.5
Goodwill	16	6,012.7	6,012.7
Intangible assets	15	934.5	1,084.4
Right-of-use assets	13	1,367.9	1,262.5
Financial assets	24	9.6	5.1
Investments	25	30.0	48.4
Deferred tax assets	19	15.3	23.6
Other non-current assets	12	102.2	160.4
Total non-current assets		10,703.8	10,935.6
Total assets		11,724.7	12,062.8

	Note	31 December	31 December
in CHF millions		2025	2024
Liabilities and Equity
Liabilities
Current liabilities:
Accounts payable		328.7	316.0
Lease liabilities	13	181.4	164.1
Financial liabilities	24	558.8	586.7
Provisions	17	2.9	4.7
Tax liabilities		11.4	17.9
Other current liabilities	12	456.9	497.0
Total current liabilities		1,540.1	1,586.4
Non-current liabilities:
Lease liabilities	13	1,095.8	1,055.2
Financial liabilities	24	4,598.0	4,747.9
Provisions	17	67.3	64.0
Defined benefit obligations	10	1.8	8.4
Deferred tax liabilities	19	115.4	165.8
Other non-current liabilities	12	230.6	48.2
Total non-current liabilities		6,108.9	6,089.5
Total liabilities		7,649.0	7,675.9
Equity:
Ordinary share capital	20	7.4	7.2
Treasury shares		(0.1)	(0.1)
Reserves	20	4,042.2	4,353.7
Equity attributable to the shareholders		4,049.5	4,360.8
Non-controlling interest	20	26.2	26.1
Total equity		4,075.7	4,386.9
Total liabilities and equity		11,724.7	12,062.8
The accompanying notes are an integral part of these consolidated financial statements.

Sunrise Communications AG
Consolidated Statements of Changes in Equity

in CHF millions	Ordinary share capital	Treasury Stock	Other reserves	Currency translation reserve	Actuarial gains/(losses) from defined benefit plans, net of taxes	Total equity attributable to shareholders	Non-controlling interests	Total equity
Balance at 1 January 2023	—	—	4,153.6	(155.3)	31.9	4,030.2	19.3	4,049.5
Net Income (loss)	—	—	(316.1)	—	—	(316.1)	3.9	(312.2)
Other comprehensive income (loss), net of taxes	—	—	–	(95.0)	(22.8)	(117.8)	(0.2)	(118.0)
Total comprehensive income	—	—	(316.1)	(95.0)	(22.8)	(433.9)	3.7	(430.2)
Share-based compensation	—	—	21.9	—	—	21.9	—	21.9
Capital contributions (distributions)	—	—	(63.4)	—	—	(63.4)	(0.8)	(64.2)
Balance at 31 December 2023	—	—	3,796.0	(250.3)	9.1	3,554.8	22.2	3,577.0
Net income (loss)	—	—	(365.8)	—	—	(365.8)	3.9	(361.9)
Other comprehensive income (loss), net of taxes	—	—	—	(13.3)	(7.7)	(21.0)	—	(21.0)
Total comprehensive income	—	—	(365.8)	(13.3)	(7.7)	(386.8)	3.9	(382.9)
Issuance of shares	7.2	(0.1)	(7.1)	—	—	—	—	—
Share-based compensation	—	—	15.1	—	—	15.1	—	15.1
Capital contributions (distributions)	—	—	1,177.7	—	—	1,177.7	—	1,177.7
Balance at 31 December 2024	7.2	(0.1)	4,615.9	(263.6)	1.4	4,360.8	26.1	4,386.9
Net income (loss)	—	—	(112.2)	—	—	(112.2)	3.7	(108.5)
Other comprehensive income (loss), net of taxes	—	—	—	—	2.3	2.3	(0.1)	2.2
Total comprehensive income (loss)	—	—	(112.2)	—	2.3	(109.9)	3.6	(106.3)
Issuance of shares	0.2	(0.2)	—	—	—	—	—	—
Share-based compensation	—	0.2	40.8	—	—	41.0	—	41.0

Repayment out of capital contribution reserves[1]	—	—	(240.4)	—	—	(240.4)	—	(240.4)
Transaction costs for own equity	—	—	(2.0)	—	—	(2.0)	—	(2.0)
Dividend distribution to NCI	—	—	—	—	—	—	(3.5)	(3.5)
Balance at 31 December 2025	7.4	(0.1)	4,302.1	(263.6)	3.7	4,049.5	26.2	4,075.7

1 For details, please refer to note 20.

The accompanying notes are an integral part of these consolidated financial statements.

1

Sunrise Communications AG
Consolidated Statements of Cash Flows

	Note	Year ended 31 December
in CHF millions		2025	2024	2023
Cash flows from operating activities:
Net (loss)		(108.5)	(361.9)	(312.2)
Income tax (benefit)	19	(19.9)	(16.7)	(59.9)
Share-based compensation expense		49.0	19.1	22.5
Depreciation of RoU assets	13	129.9	129.7	128.0
Depreciation of PP&E and amortisation of intangibles	14 and 15	936.4	917.9	992.1
Restructuring and other		(13.5)	49.8	86.2
Financial income	22	(425.8)	(257.7)	(574.7)
Financial expenses	22	656.3	742.6	957.2
Dividends received		3.3	3.0	3.1
Interest received	22	3.0	1.6	0.9
Tax refunds		—	—	4.0
Taxes paid		(33.8)	(1.1)	—
Proceeds from sale of trade receivables	23	51.5	—	—
Changes in operating assets and liabilities		(12.7)	52.8	(45.7)
Net cash provided by operating activities		1,215.2	1,279.1	1,201.5

Cash flows from investing activities:
Capital expenditures	14 and 15	(499.5)	(541.1)	(468.0)
Cash paid in connection with acquisitions, net of cash acquired	27	—	—	(85.1)
Acquisition of equity-accounted investees	25	—	(0.6)	—
Net advances from (to) related parties		(0.2)	112.7	(204.8)
Cash received for other investing activities		—	—	0.1
Cash paid for other investing activities		(4.1)	(49.7)	(2.8)
Net cash used in investing activities		(503.8)	(478.7)	(760.6)

Cash flows from financing activities:
Interest paid		(261.3)	(420.2)	(422.5)
Repayment out of capital contribution reserves to Sunrise Communications AG shareholders		(240.4)	—	—
Borrowing of debt	24	1,260.8	—	—
Vendor financing additions	24	405.7	363.4	271.2
Repayments of debt	24	(1,223.4)	(1,064.7)	—
Principal payments on vendor financing	24	(430.7)	(377.0)	(296.6)
Payment of lease liabilities	13	(121.0)	(114.4)	(107.6)
Payment of financing costs and debt premiums	24	(19.3)	—	0.1
Net cash received (paid) for interest related derivative instruments	24	41.9	172.7	174.5
Net cash paid for principal related derivative instruments	24	(193.2)	(120.4)	(57.4)
Capital contribution from former parent		—	1,106.2	—
Issuance of share capital	1	—	0.1	—
Repurchase of treasury stock	20	—	(0.1)	—
Cash (paid) for other financing activities		(5.1)	—	(1.8)
Net cash used in financing activities		(786.0)	(454.4)	(440.1)

Net increase (decrease) in cash and cash equivalents:		(74.6)	346.0	0.8
Cash and cash equivalents at the beginning of the period		351.8	4.8	2.3
Effect of exchange rate changes on cash		(4.0)	1.0	1.7
Cash and cash equivalents at the end of the period		273.2	351.8	4.8
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(1) General Information
Sunrise Communications AG is a public company incorporated, domiciled and registered in Switzerland. The registered office of Sunrise Communications AG is located at Glattpark (Opfikon), Thurgauerstrasse 101b, 8152, Switzerland. These consolidated financial statements for the year ended 31 December 2025 and 31 December 2024 are in substance a continuation of the previously reported F-4 financials of Sunrise HoldCo V B.V. The reporting periods 2025 and 2024 presented comprise the consolidated financial statements of Sunrise Communications AG and its subsidiaries (collectively referred to as 'Sunrise'). The comparative period 2023 presented reflects the carrying amounts from the consolidated financial statements of Sunrise HoldCo V B.V. The Sunrise principal operating company, Sunrise GmbH, is a full-range telecommunications provider in Switzerland, offering mobile voice and data, landline services (retail and wholesale voice, business and integration services), video and landline Internet including Internet Protocol Television (IPTV) services to both residential and business customers as well as to other operators. Sunrise has its own national backbone landline and IP network and its own mobile network based on 4G and 5G technologies. In connection with the services it provides, Sunrise also resells handsets manufactured by third-party suppliers. In connection with the spin-off from Liberty Global Ltd (hereinafter 'LG') dated 8 November 2024, a series of reorganisation steps were completed. The transaction resulted in separation from LG and the formation of Sunrise Communications AG, whose shares are listed on the SIX Swiss Exchange. These consolidated financial statements have been approved and authorised by the Board of Directors for issuance on 17 February 2026 in accordance with a resolution of the Sunrise Board of Directors.

(2) BASIS OF PREPARATION AND SCOPE OF CONSOLIDATION
These Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB') and are referred to hereinafter as consolidated financial statements. They present the activities, assets and liabilities of Sunrise, as included in the scope of consolidation, and contain the financial information of the legal entities of Sunrise. Sunrise forms a separate group of legal entities in all years presented. All intercompany transactions and balances within Sunrise have been eliminated. Any respective material events occurring after 31 December 2025 are disclosed in Note 28.
These consolidated financial statements present the assets, liabilities, revenues, expenses and cash flows attributable to Sunrise. The consolidated financial statements have been prepared under the historical cost convention, unless otherwise indicated. The fair value of financial assets and liabilities is presented in Note 24. The consolidated financial statements have been prepared under the assumption of going concern. The presentation currency of these consolidated financial statements is the Swiss franc ('CHF'). Due to rounding, numbers presented throughout this report may not add up precisely to the totals provided. All ratios and variances are calculated using the precise underlying amount rather than the presented rounded amount. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance-sheet date and the reported amounts of revenue and expenses during the fiscal period. These estimates are based on management’s best knowledge of current events and actions that Sunrise may undertake in the future. Please refer to Note 4 for further details. See Note 26 for additional disclosures regarding transactions with related parties. Following the spin-off from LG, Sunrise has revised its financial reporting and management structure to reflect its new status as an independent, publicly listed company. As part of this transition, Sunrise has redefined mappings and classifications within revenues, operating expenses and property, plant and equipment to better align with its strategic focus and operations. The modifications resulted exclusively in adjustments within the related line items, without altering the overall presentation of the Consolidated Statements of Income or Loss, Consolidated Statements of Financial Position, or Consolidated Statements of Cash Flows. To ensure comparability and consistency, all comparative figures for prior periods have been reclassified accordingly. Detailed explanations and reconciliations of these changes can be found in Notes 6, 7 and 14 to the consolidated financial statements.

(3) MATERIAL ACCOUNTING POLICIES
These consolidated financial statements were prepared in accordance with the accounting policies described in the last annual financial statements and the amendments effective as of 1 January 2025 which are described below. Sunrise has not adopted early any standard, interpretation or amendment that has been issued but is not yet effective.
One new amendment exists for the first time in 2025, but is not applicable to these consolidated financial statements.

Amendments to IAS 21	Lack of Exchangeability - Amendments to IAS 21	1 January, 2025
Foreign currency translation
These consolidated financial statements are presented in Swiss francs ('CHF'), which is the reporting currency of Sunrise. The functional currency is the currency applied in the primary economic environment. Transactions in currencies other than the functional currency are translated at the transaction-date exchange rates or the average rate. Foreign exchange gains and losses arising from differences between transaction date and settlement date rates are recognised as financial income or expenses in the Consolidated Statements of Income or Loss.

The following table summarises the principal exchange rates used by Sunrise (shown against CHF):

	31 December
	2025	2024	2023
Spot rates:
Euro	1.0739	1.0645	1.077
US Dollar	1.2603	1.1016	1.1916

	Year ended 31 December
	2025	2024	2023
Average rates:
Euro	1.0677	1.0502	1.0295
US Dollar	1.2070	1.1362	1.1135
Revenue from contracts with customers
Revenue is recognised to depict the transfer of goods or services to customers in an amount that reflects the consideration (net of VAT) to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognised when the customer obtains control of the promised goods or services. Significant sources of revenue are explained in Note 6.

Sunrise groups multi-component contracts (e.g., mobile subscription with subsidised mobile hardware) into portfolios and allocates the total transaction price to each separate performance obligation (including undelivered elements) in proportion to the stand-alone selling prices. Revenue is recognised when the customer obtains control of the separate components. In the Consolidated Statements of Financial Position, timing differences in the recognition of revenue between separate performance obligations lead to the recognition of a contract asset, i.e., a legally not yet entitled right to consideration from a contract with a customer. Incremental costs to obtain a contract with a customer, such as incremental sales commissions, are generally recognised as assets and amortised over the applicable period benefited, which generally is the contract life. If, however, the amortisation period is less than one year, Sunrise expenses such costs in the period incurred. In contrast, activation fees lead to the recognition of a contract liability, i.e., the obligation to transfer goods or services to a customer for which the entity has received consideration from the customer. Contract assets and liabilities are determined at the contract level and not at the performance obligation level. Accrued income and deferred discounts are classified as part of contract assets.

Revenue is recognised gross when Sunrise acts as a principal in a transaction. For content-based services and handsets sold via third-party retailers, where Sunrise acts as an agent, revenue is recognised net of direct costs.

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

Asset Category	Useful Lives
Buildings	15 to 33 years
Support capital and leasehold improvement	3 to 15 years
Network	2 to 33 years
Customer premises equipment ('CPE')	4 to 5 years

The depreciation expense of property, plant and equipment is included in depreciation and amortisation expenses in the Consolidated Statements of Income or Loss.

Property, plant and equipment that has been disposed of or scrapped is eliminated from accumulated costs and accumulated depreciation. Gains and losses arising from the sale of property, plant and equipment are measured as the difference between the sales price less selling expenses and the carrying value at the time of sale. The resulting gain or loss is recognised in the Consolidated Statements of Income or Loss in other Operating Income or Other Operating Expenses, respectively.

Software that is an integral part of a tangible asset (e.g., telephone-exchange installations) is presented together with the related tangible assets.

If indications exist that the value of an asset may be impaired, the recoverable amount of the asset is determined. If the recoverable amount of the asset, which is the higher of the fair value less costs to sell and the value in use, is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

Intangible assets
Intangible assets comprise software, licenses and rights, brands and other intangible assets required to operate the business, and software developed or customised by Sunrise. Intangible assets are measured at cost less accumulated amortisation and impairment losses and are amortised on a straight-line basis over their estimated useful lives. Broadcasting rights and spectrum licenses are generally multi-year contracts, for which an asset is recognised in the amount of the contract consideration with a corresponding liability for any unpaid portion of the total contract costs at contract inception. The rights are amortised on a straight-line basis over the contract term.

Asset Category	Useful Lives
Software	3 to 5 years
Licenses and rights	5 to 26 years
Brands and customer relationships	6 to 10 years
Other intangible assets	2 to 25 years

The amortisation expense of intangible assets is included in depreciation and amortisation expenses in the Consolidated Statements of Income or Loss.

Development projects, including costs of computer software purchased or developed for internal use, are recognised as intangible assets if the costs can be calculated reliably and if they are expected to generate future economic benefits. Costs of development projects include wages and external charges. Development projects that do not meet the criteria for recognition in the Consolidated Statements of Financial Position are expensed as incurred.

Non-derivative financial instruments
Cash and cash equivalents, current trade and other receivables, current related-party receivables and payables, certain other current assets, accounts payable and certain accrued liabilities represent financial instruments that are initially recognised at fair value and subsequently carried at amortised cost. Due to their relatively short maturities, the carrying values of these financial instruments approximate their respective fair values. Loans and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such loans and other receivables are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses.

Leases
Sunrise leases mainly consist of rental of distribution systems, support equipment, buildings and land. Sunrise recognises a right-of-use ('RoU') asset and a lease liability at the lease commencement date. The RoU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred. Furthermore, the RoU asset is adjusted for an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located.

The RoU assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the useful life of the RoU asset or the end of the lease term. The useful lives per asset class are as follows:

Asset Category	Useful Lives
Land, Buildings and Other	3 to 33 years
Network	3 to 30 years

In addition, RoU assets are periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The RoU assets and the lease liabilities are presented separately in the consolidated financial statements. Lease liabilities are initially measured at the present value of the future lease payments, discounted using the interest rate implicitly specified in the lease or the Sunrise incremental borrowing rate as the discount rate.

Sunrise applies the short-term lease recognition exemption to leases of less than 12 months. Lease payments associated with these leases are recognised as an expense on a straight-line basis over the lease term.

Inventories
Inventories are measured at the lower of cost and net realisable value. The costs of merchandise include purchase price and delivery costs. The costs of work in progress comprise direct costs of merchandise, direct labour, other direct costs and related production overheads. Related costs for items sold are presented within direct costs in the Consolidated Statements of Income or Loss.

Trade receivables and other receivables
Receivables are measured at amortised cost net of an allowance for uncollectible amounts. The allowance for trade receivables and contract assets is always measured at an amount equal to lifetime expected credit loss ('ECL'). When determining whether the credit risk of a financial asset has increased significantly, Sunrise considers both quantitative and qualitative information and analysis based on its historical experience, internal credit assessment and forward-looking information. Allowances for anticipated uncollectible amounts are based on individual assessments of major receivables and historically experienced losses on uniform groups of other receivables. This allowance is equal to the difference between the carrying amount and the present value of the amounts expected to be recovered. Significant financial difficulties of the debtor, the probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the receivable is impaired. The loss is recognised in the Consolidated Statements of Income or Loss within Other Operating Expenses.

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

Provisions
An Asset Retirement Obligation ('ARO') is recognised when Sunrise has a legal or constructive obligation to remove the asset and restore the site where the asset was used at the end of the lease term (e.g., in connection with the future dismantling of mobile stations and restoration of property owned by third parties). Sunrise has estimated and capitalised the net present value of the obligations and increased the carrying amount of the asset by the respective amount. The estimated cash flows are discounted using a risk-adjusted interest rate, which is derived from Swiss government bonds along with a company-specific risk spread based on issued corporate bonds, and recognised as a provision. Subsequently, the unwinding of the discount is expensed in financial expenses. The capitalised amount is amortised over the expected lease period, including the potential extension option if it is expected to be exercised. Provisions are measured at management’s best estimate of the amount at which the liability is expected to be settled. If the timing of the settlement has a significant impact on the measurement of the liability, such liability is discounted.

Pensions
Sunrise pension plans comprise defined benefit plans established under Swiss pension legislation. Obligations are determined by independent qualified actuaries using the projected unit credit method assuming that each year of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to build up the final obligations. Sunrise recognises a gain or loss on curtailment when a commitment is made to significantly reduce the number of employees, generally as a result of a restructuring or disposal/discontinuation of part of the business or the outsourcing of business activities. Gains or losses on curtailment or settlement of pension benefits are recognised in the Consolidated Statements of Income or Loss when the curtailment or settlement occurs.

Differences between projected and realised changes in pension assets and pension obligations are referred to as actuarial gains and losses and are recognised in the Consolidated Statements of Other Comprehensive Income when such gains and losses occur.

In the case of changes in benefits relating to employees’ previous service periods, a change in the estimated present value of the pension obligations will be immediately recognised.

The present value of the pension obligation is measured using a discount rate based on the interest rate on high-quality corporate bonds where the currency and terms of the corporate bonds are consistent with the currency and estimated terms of the defined benefit obligation.

Amendments to IFRS Accounting Standards and Interpretations, whose application is not yet mandatory
The following IFRS Accounting Standards and Interpretations published up to the end of 2025 are mandatory from the 2026 financial year onwards.

Standard	Name	Effective From
Amendments to IFRS 9 and IFRS 7	Classification and Measurement of Financial Instruments	1 January 2026
Amendments to IFRS 1, 7, 9, 10 and IAS 7	Annual Improvements to IFRS Accounting Standards	1 January 2026
Amendments to IFRS 9	Contracts Referencing Nature-Dependent Electricity	1 January 2026
IFRS 18	Presentation and Disclosure in Financial Statements	1 January 2027
IFRS 19	Subsidiaries Without Public Accountability: Disclosures	1 January 2027
Amendments to IFRS 10	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined
Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency	1 January 2027

Sunrise will review its financial reporting for the impact of those new and amended standards which take effect on or after 1 January 2026 and which Sunrise did not choose to adopt earlier than required. At present, Sunrise anticipates no material impact on the consolidated financial statements, except for IFRS 18 issued by the IASB on 9 April 2024. IFRS 18 will replace IAS 1, although many existing principles in IAS 1 are retained. The key concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures) and enhanced principles on aggregation and disaggregation which apply to both the primary financial statements and notes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but may change what an entity reports as its "operating profit or loss".

IFRS 18 Presentation and Disclosure in Financial Statements (effective 1 January 2027) is expected to affect the Group’s presentation and disclosures, while not impacting recognition or measurement; based on the Group’s initial assessment, the overall effects are expected to be limited. In particular, the main areas of change relate to presentation of foreign exchange effects on accounts receivable and accounts payable (and related derivatives) within the statement of profit or loss, and to the statement of cash flows (including the indirect method starting from operating profit and classifying interest and dividends received within investing activities), as well as enhanced note disclosures for management-defined performance measures. The Group is continuing to evaluate the detailed implications.

(4) USE OF JUDGMENTS AND ESTIMATES
The following specific estimates and judgments are considered important when portraying the Sunrise financial position:
•Useful life of intangible assets and property, plant and equipment, as shown in Note 3, is assigned based on periodic studies of the actual useful life and intended use of those assets. Such studies are completed or updated whenever new events occur with the potential to impact the way the useful life of the asset is determined, such as events or circumstances that indicate that the carrying value of the asset may not be recoverable and should therefore be tested for impairment. Any change in the estimated useful life of these assets is recognised in the financial statements as soon as any such change is determined. For details, see Note 14 and Note 15.
•Goodwill and intangible assets comprise a significant portion of the total assets of Sunrise. The impairment test for intangible assets is a complex process that requires significant management judgment in determining various assumptions, such as cash flow projections, discount rate and terminal growth rates. The sensitivity of the estimated measurement to these assumptions, consolidated or individually, can be significant. Furthermore, the use of different estimates or assumptions when determining the fair value of such assets may result in different values and could result in impairment charges. For details, see Note 15 and Note 16.
•Right-of-use assets and lease liabilities amount to a significant portion of the Sunrise Consolidated Statements of Financial Position (see Note 13). The valuation is based on several judgments, starting with the assessment of whether a contract contains a lease. Other material judgments made by Sunrise include assumptions concerning the lease terms and the probability that an extension option will be exercised.
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

•Estimates of expected credit losses on trade receivables are based on judgements relating to customer credit risk and recovery patterns. In determining the allowance, Sunrise considers historical credit loss experience, customer‑specific characteristics, prevailing practices in the Swiss market and, where relevant, forward‑looking information. A key judgment in this area relates to the determination of the expected loss horizon and the point at which trade receivables are regarded as uncollectable and written off, which requires Sunrise to assess observed payment and recovery patterns over time and to determine when it is no longer reasonable to expect collection. Actual credit losses may differ from these estimates as a result of changes in customer payment behaviour, recovery experience or macroeconomic conditions. For further details, see Note 24
•
•.
(5) SEGMENT REPORTING
For management purposes, Sunrise is organised into business units which reflect the different customer groups to which Sunrise provides its telecommunications products and services, and has the following three operating segments, which are its reportable segments:

•Residential Customers
•Business Customers & Wholesale
•Infrastructure & Support Functions

The Board of Directors assumes the role of the Chief Operating Decision Maker ('CODM') and monitors the operating results of the Residential Customers, Business Customers & Wholesale and Infrastructure & Support Functions segments separately for the purpose of making decisions about resource allocation and performance assessment.

Each of these segments engages in its particular business activity which is described below:
•Residential Customers: Provides fixed-line and mobile services to residential end customers as well as sales of handsets. Sunrise focuses on selling its products in the Swiss telecommunications market by marketing bundled offers in fixed/Internet, mobile and IPTV.
•Business Customers & Wholesale: Provides a full range of products and services, from fixed-line and mobile communications to Internet and data services as well as integration services to various business areas: small office and home office, small and medium-size managed enterprises and large corporate clients. The wholesale product portfolio covers voice, data, Internet and infrastructure services such as carrier and roaming services, which are marketed to business customers.
•Infrastructure & Support Functions: Activities comprise support units such as network, IT and operations (customer care) as well as staff functions like finance, human resources and strategy.

Performance is measured based on Adjusted EBITDAaL as included in the internal financial reports reviewed by the CODM. This is considered an adequate measure of the operating performance of the segments reported to the CODM for the purposes of resource allocation and performance assessment. Assets and liabilities are not allocated to operating segments in the management reports reviewed by the CODM, as the review focuses on adjusted EBITDAaL. Sunrise finance income, finance expenses and income tax expenses are reviewed on a total level, and are therefore not allocated to operating segments. As Sunrise mainly operates in Switzerland, no geographical information is further presented.

Segment information:

	Year ended 31 December 2025
CHF in millions	Residential Customers	Business Customers & Wholesale	Infrastructure & Support Functions	Total
Total revenue	2,107.2	859.0	17.2	2,983.4
Direct costs	(508.2)	(305.9)	(17.1)	(831.2)
Indirect costs[1]	(392.1)	(114.2)	(447.9)	(954.2)
Lease expense[2]	(50.7)	(12.7)	(127.7)	(191.1)
Adj. EBITDA after lease expense (EBITDAaL)	1,156.2	426.2	(575.5)	1,006.9

Depreciation and amortisation of property, plant and equipment and intangible assets				(936.4)
Share-based compensation				(49.0)
Restructuring & other				13.5
Finance income/(expense)[3]				(163.4)
Income tax benefit				19.9
Net (loss)				(108.5)

	Year ended 31 December 2024
CHF in millions	Residential Customers	Business Customers & Wholesale	Infrastructure & Support Functions	Total
Total revenue	2,173.1	830.3	14.6	3,018.0
Direct costs	(515.2)	(299.5)	(15.4)	(830.1)
Indirect costs[4]	(401.5)	(115.8)	(449.1)	(966.4)
Lease expense[5]	(52.0)	(13.5)	(133.9)	(199.4)
Adj. EBITDA after lease expense (EBITDAaL)	1,204.4	401.5	(583.8)	1,022.1

Depreciation and amortisation of property, plant and equipment and intangible assets				(917.9)
Share-based compensation				(19.1)
Restructuring & other				(49.9)
Finance income/(expense)[6]				(413.8)
Income tax benefit				16.7
Net (loss)				(361.9)

1 Excludes expenses for share-based compensation, restructuring and other.
2 Contains depreciation and interest expenses for lease arrangements under IFRS 16. Excludes expenses for short-term leases, which are reported in line "Indirect costs".
3 Excludes interest expenses for leases, which are included in line "Lease expense".
4 Excludes expenses for share-based compensation, restructuring and other.
5 Contains depreciation and interest expenses for lease arrangements under IFRS 16. Excludes expenses for short-term leases, which are reported in line indirect costs".
6 Excludes interest expenses for leases, which are included in line "Lease expense".
1
2
3
4
5
6

	Year ended 31 December 2023
CHF in millions	Residential Customers	Business Customers & Wholesale	Infrastructure & Support Functions	Total
Total revenue	2,247.1	776.6	11.5	3,035.2
Direct costs	(537.6)	(271.0)	(26.0)	(834.6)
Indirect costs[1]	(417.5)	(115.4)	(428.2)	(961.1)
Lease expense[2]	(51.0)	(11.2)	(133.7)	(195.9)
Adj. EBITDA after lease expense (EBITDAaL)	1,241.0	379.0	(576.4)	1,043.6

Depreciation and amortisation of property, plant and equipment and intangible assets				(992.1)
Share-based compensation				(22.5)
Restructuring & other				(86.1)
Finance income/(expense)[3]				(315.0)
Income tax benefit				59.9
Net (loss)				(312.2)

1 Excludes expenses for share-based compensation, restructuring and other.
2 Contains depreciation and interest expenses for lease arrangements under IFRS 16. Excludes expenses for short-term leases, which are reported in line "Indirect costs".
3 Excludes interest expenses for leases, which are included in line "Lease expense".

1
2
3

(6) REVENUE FROM CONTRACTS AND CUSTOMERS
Revenue by major category and reportable segment is set forth below:

	Year ended 31 December 2025
CHF in millions	Residential Customers	Business Customers & Wholesale	Infrastructure & Support Functions	Total
Fixed:	974.0	505.9	—	1,479.9
Subscription	933.6	307.0	—	1,240.6
Non-subscription and hardware	40.4	198.9	—	239.3
Mobile:	1,027.9	347.1	—	1,375.0
Subscription	821.9	267.9	—	1,089.8
Non-subscription and hardware	206.0	79.2	—	285.2
Other:	105.3	6.0	17.2	128.5
Total	2,107.2	859.0	17.2	2,983.4

	Year ended 31 December 2024[4]
	Residential Customers	Business Customers & Wholesale	Infrastructure & Support Functions	Total
Fixed:	1,047.4	483.1	—	1,530.5
Subscription	1,003.3	295.8	—	1,299.1
Non-subscription and hardware	44.1	187.3	—	231.4
Mobile:	1,033.0	344.5	—	1,377.5
Subscription	824.6	264.4	—	1,089.0
Non-subscription and hardware	208.4	80.1	—	288.5
Other:	92.7	2.7	14.6	110.0
Total	2,173.1	830.3	14.6	3,018.0

	Year ended 31 December 2023[5]
CHF in millions	Residential Customers	Business Customers & Wholesale	Infrastructure & Support Functions	Total
Fixed:	1,107.4	437.9	—	1,545.3
Subscription	1,059.2	276.2	—	1,335.4
Non-subscription and hardware	48.2	161.7	—	209.9
Mobile:	1,045.2	336.5	—	1,381.7
Subscription	843.0	254.3	—	1,097.3
Non-subscription and hardware	202.2	82.2	—	284.4
Other:	94.5	2.2	11.5	108.2
Total	2,247.1	776.6	11.5	3,035.2
4 Reclassified to conform with 2025 presentation of product hierarchies (see details below).
5 Reclassified to conform with 2025 presentation of product hierarchies (see details below).

Subscription revenue

Sunrise recognises service revenue from mobile and fixed services over the contractual period. Installation or activation fees related to the services provided are deferred as contract liabilities and recognised over the contractual period. Revenue from the sale of prepaid services is deferred and recognised at the time of use. Discounts that can be allocated to service revenues are evenly distributed over the minimum contract binding period.

4
5

Mobile subscriptions have no contract term beyond a 60-day notice period, whereas residential services require a minimum contract duration of 12 months. For contracts combined with a promotion, the typical minimum contract term is 24 months. For B2B service contracts, the contract term is typically between one and five years.

Non-subscription and hardware

Non-subscription revenues include mainly revenue from hardware sales, which are recognised at point-in-time upon delivery. Revenue from carrier and roaming services offered to medium-size and large enterprises and from fixed-line and mobile services on a wholesale basis to other operators are recognised over the contractual period.
Other

Revenue from sales of build-to-suit network sites is recognised at point-in-time when the sites are available for use and legal ownership is transferred. Net collectible fees earned from early termination of contracts are recognised when collected. Other revenue further includes revenue from subleases and is recognised over time.

Contract assets

Contract assets primarily relate to Sunrise rights to consideration for hardware sold within a bundle arrangement but not yet billed.

The following table provides information about contract assets and contract liabilities from contracts with customers.

	31 December
CHF in millions	2025	2024	2023
Contract assets	9.9	27.8	31.7

The following table includes revenue from contracts with an original duration of more than one year which is expected to be recognised in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the reporting date.

	Year ended 31 December
CHF in millions	2026	2027	2028
Telecommunications services (mobile and fixed)	47.7	34.2	19.9

Sunrise makes use of the practical expedients in IFRS 15, according to which unsatisfied performance obligations under contracts with an expected original term of no more than one year and revenues recognised in accordance with the billed amounts are exempt from the disclosure requirement.

Contract liabilities

Contract liabilities primarily relate to deferred revenue including broadband cable services and subscription fees, as well as activation fees for which revenue is recognised over the term of the service contract.

	31 December
CHF in millions	2025	2024	2023
Contract liabilities to residential customers	38.8	46.1	43.1
Contract liabilities to business customers	30.6	28.0	36.3
Contract liabilities to other telecommunications services	0.1	0.8	0.5
Total	69.5	74.9	79.8
Thereof current portion of contract liabilities	66.2	71.3	66.7
Thereof non-current portion of contract liabilities	3.3	3.5	13.1

Contract costs

According to IFRS 15, commission fees directly attributable to a contract are capitalised and recognised as expenses over the estimated contract duration. This means that capitalised commission fees are amortised when the related revenues are recognised. The capitalised costs are amortised in other operating expenses or personnel expenses, depending on whether the costs are paid to external retailers or own employees.

CHF in millions	2025	2024	2023
Balance as of 1 January	80.4	69.3	62.5
Additional capitalised contract cost	81.5	88.1	71.6
Amortised contract cost	(79.5)	(77.0)	(64.8)
Balance as of 31 December	82.4	80.4	69.3

Changes in product hierarchy

As of Q1 2025, there have been adjustments in the product hierarchies within the residential customer segment and within the business and wholesale customer segment. This change reflects a refinement of the product hierarchies based on the ways in which management analyses and steers the business. Consequently, the 2024 and 2023 amounts shown in the tables above include the following reclassifications within the segments:

	Year ended 31 December
	2024
CHF in millions	Residential Customers Segment	Business Customers and Wholesale Segment
Fixed revenue:	45.6	0.1
Subscription	15.5	2.4
Non-subscription and hardware	30.1	(2.3)
Mobile revenue:	(8.1)	0.6
Subscription	(8.9)	(1.8)
Non-subscription and hardware	0.8	2.4
Other	(37.5)	(0.7)
Total revenue	—	—

	Year ended 31 December
	2023
CHF in millions	Residential Customers Segment	Business Customers and Wholesale Segment
Fixed revenue:	45.7	0.5
Subscription	16.1	2.8
Non-subscription and hardware	29.6	(2.3)
Mobile revenue:	(7.1)	0.3
Subscription	(9.9)	(0.4)
Non-subscription and hardware	2.8	0.7
Other	(38.6)	(0.8)
Total revenue	—	—

(7) OTHER OPERATING INCOME AND EXPENSES

	Year ended 31 December
CHF in millions	2025	2024[6]	2023⁶
Marketing & commissions	(185.7)	(188.7)	(195.4)
Network related costs	(117.2)	(146.1)	(150.5)
Professional services	(69.5)	(84.0)	(111.6)
Facility & energy	(64.2)	(64.6)	(54.4)
IT expenses	(80.2)	(99.2)	(78.8)
Administration	(39.8)	(39.7)	(39.5)
Call centre services	(42.0)	(40.8)	(47.0)
Allowance for receivables	(19.9)	(30.8)	(15.6)
Other expenses	(4.6)	(2.5)	(66.1)
Total other operating expenses	(623.1)	(696.4)	(758.8)
Capitalised labour as non-current assets	63.3	63.0	68.3
Other income	—	5.1	37.4
Total other operating income and capitalised labour	63.3	68.1	105.7
6 Reclassified to conform with 2025 presentation of OPEX hierarchy (details on next page).

Other operating expenses

Year ended 31 December 2025 compared to year ended 31 December 2024

In 2025, expenditures for network- related costs decreased by CHF 28.9 million and IT expenses decreased CHF 19.0 million compared to 2024, primarily due to a transfer pricing agreement with the relevant tax authorities covering shared technology platform charges. The agreement establishes a mutually accepted cost amortisation for the covered period. Expenditures for professional services decreased by CHF 14.5 million in 2025 compared to 2024, primarily due to lower cost from updated agreements post spin-off.

Year ended 31 December 2024 compared to year ended 31 December 2023

In 2024, expenditures for professional services experienced a reduction amounting to CHF 27.6 million in comparison to the preceding year. This decline was primarily due to lower cost from updated agreements post spin-off. Furthermore, IT expenses increased by CHF 20.4 million primarily due to higher project spend related to a large customer onboarding in 2024 and higher overall project spend. In 2023, the category "Other" included a CHF 29.1 million ice-hockey distribution-rights penalty issued by the Competition Commission as well as CHF 28.5 million expenses related to restructuring.

The categories disclosed for other operating expenses do not include expenses that were included in other financial-statement line items (such as personnel expenses or depreciation).

Changes in other operating expenses hierarchy

As of Q4 2025, there have been adjustments in the other operating expenses hierarchy. This change reflects a refinement of the other operating expenses hierarchy based on the ways in which management analyses and steers the business. Consequently, the 2024 and 2023 amounts shown in the table above include the following reclassifications:

6

	Year ended 31 December
CHF in millions	2024	2023
Marketing & commissions	0.1	(0.2)
Network related costs	24.5	16.9
Professional services	21.7	18.6
Facility & energy	1.9	0.7
IT expenses	(41.6)	(29.4)
Administration	(5.0)	(0.1)
Call centre services	(6.1)	(7.8)
Allowance for receivables	4.5	1.3
Other expenses	—	—
Total other operating expenses	—	—
(8) PERSONNEL EXPENSES

	Year ended 31 December
CHF in millions	2025	2024	2023
Wages, salaries and social security charges	354.8	363.9	384.2
Pension costs	26.1	24.0	10.0
Share-based compensation	49.0	19.1	22.5
Total	429.9	407.0	416.7

(9) KEY MANAGEMENT PERSONNEL COMPENSATION
Key management personnel comprise the members of the Executive Committee and the members of the Board of Directors. Their compensation is as follows:

Remuneration of the Executive Leadership Team and Board of Directors

	Year ended 31 December
CHF in millions	2025	2024	2023
Wages, salaries and social security charges	10.7	8.4	6.2
Pension costs	1.0	0.8	0.8
Share-based compensation	18.3	6.6	6.9
Termination benefits	—	0.7	2.5
Total	30.0	16.5	16.4

(10) EMPLOYEE BENEFIT OBLIGATIONS
Sunrise provides retirement benefits to its employees as required by Swiss law by means of a pension fund that is a separate legal entity. The Sunrise Pension Fund is a separate, semi-autonomous foundation governed by the Occupational Pensions and Foundations Office of the Canton of Zurich. Disability and death risks are reinsured by Zurich Insurance. The fixed assets of the Sunrise Pension Fund are managed by UBS Asset Management in Zurich in accordance with organisational guidelines and investment regulations. The Board of Trustees consists of an equal number of employer and employee representatives and is responsible for managing the Foundation in accordance with Swiss law. Per the Occupational Pensions Act, a temporary funding shortfall is permitted. The Board of Trustees must take appropriate measures to resolve the shortfall within a reasonable timeframe. If those measures do not lead to the desired results, the Pension Fund may temporarily charge remedial contributions to employers, insured persons and pensioners. The employer contribution must at least equal the aggregate contributions levied from the insured persons.

The pension fund operates a pension plan for all staff, which qualifies as a defined benefit plan under IAS 19. Future pension benefits are based primarily on years of credited service and on contributions made by the employee and employer over the service period, which vary according to age as a percentage of insured salary. The rate of annual interest credited to employee accounts on the balance representing the minimum amount required under pension law is defined by the Swiss government. In addition, the conversion factor used to convert the accumulated capital upon retirement into an annual pension is also defined by the Swiss government. In the case of overfunding, it may be possible to a limited extent to reduce the level of contributions from both employer and employee. Distribution of excess funds from the pension fund to Sunrise is not possible. These defined benefit plans expose Sunrise to actuarial risks, such as currency risk, interest rate risk and market (investment) risk.

Pension (income) costs resulting from defined benefit plans

	31 December
CHF in millions	2025	2024	2023
Current service costs excluding interest costs	21.0	19.5	16.9
Net interest costs on defined benefit obligation and service costs	0.2	0.4	0.3
Past service costs/(income)	0.1	(2.1)	(13.5)
Administration costs	0.9	1.7	0.6
Termination benefits	0.8	0.2	0.2
Total	23.0	19.7	4.5

Assets and obligations

	31 December
CHF in millions	2025	2024
Fair value of plan assets	876.0	851.4
Defined benefit obligation	(832.2)	(859.8)
Asset ceiling	(45.6)	—
Total	(1.8)	(8.4)

Movement in other comprehensive income

	31 December
CHF in millions	2025	2024	2023
Actuarial (gain)/loss due to
Demographic assumptions	—	—	(0.1)
Financial assumptions	(21.1)	15.5	81.0
Experience adjustments	9.1	39.9	5.6
Actuarial (gain)/loss during period	(12.0)	55.4	86.5
Return on defined benefit plan assets (greater)/less than net interest recognised	(36.5)	(48.4)	(18.8)
Impact of changes in asset ceiling	45.6	—	(37.3)
Remeasurement effects recognised in OCI	(2.8)	7.0	30.4

Movement in defined benefit obligations

CHF in millions	2025	2024
Balance as of 1 January	859.9	802.1
Included in the consolidated statements of income or loss
Current service costs	21.0	19.5
Past service costs/(income)	0.1	(2.1)
Interest costs on defined benefit obligation	8.0	10.5
Administration costs and termination benefits	1.8	1.9
Settlements	—	—

Included in consolidated statements of other comprehensive income
Actuarial (gain)/loss arising from:
Demographic assumptions	—	—
Financial assumptions	(21.1)	15.5
Experience adjustment	9.1	39.9

Other
Employee contributions	19.8	20.1
Benefits paid/transferred	(66.3)	(47.5)
Total defined benefit obligations as of 31 December	832.3	859.9

Movement in fair value of plan assets

CHF in millions	2025	2024
Balance as of 1 January	851.4	793.7
Included in the consolidated statements of income or loss
Interest income	7.8	10.1
Settlements	—	—

Included in consolidated statements of other comprehensive income
Return on plan assets excluding interest income	36.5	48.4

Other
Employer contributions	26.9	26.6
Employee contributions	19.8	20.1
Benefits paid	(66.3)	(47.5)
Total fair value of plan assets as of 31 December	876.0	851.4

Asset allocation of plan assets

	31 December
	2025			2024
	CHF in millions	Quoted	Unquoted	CHF in millions	Quoted	Unquoted
Cash and cash equivalents	5.3	—%	0.6%	12.1	—%	1.4%
Equity securities	323.1	36.9%	—%	301.6	35.4%	—%
Debt securities	305.2	34.8%	—%	305.8	35.9%	—%
Real estate	165.2	—%	18.9%	168.5	1.5%	18.3%
Other	77.2	—%	8.8%	63.4	—%	7.4%
Total	876.0	71.7%	28.3%	851.4	72.8%	27.2%

Plan assets do not include any property used by Sunrise companies. Furthermore, the defined benefit plans do not hold any shares of Sunrise or its subsidiaries. Periodically, an asset-liability matching study is performed by the pension fund’s asset manager, in which the consequences of the strategic investment policies are analysed (the latest study was conducted in 2025). The strategic investment policy of the pension fund can be summarised as follows: a strategic asset mix comprising 21% to 47% equity securities, 20% to 56% bonds, 12% to 38% real estate, 0% to 4% cash in banks and 0% to 7% other investments.

Principal actuarial assumptions

	31 December
	2025	2024
Discount rate	1.20%	0.95%
Interest crediting rate	1.60%	1.25%
Future salary increases	1.50%	1.60%
Mortality rates	BVG/LPP 2020	BVG/LPP 2020

As of 31 December 2025, the weighted average duration of the defined benefit obligation was 12.8 years (2024: 12.6 years). For 2026, the Sunrise projected contributions to its pension funds total CHF 23.3 million. Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below. As of the census date, 30 September 2025, 2,734 (30 September 2024: 2,799) active participants and 409 (30 September 2024: 411) participants receiving benefits were enrolled in the pension scheme.

Sensitivity analysis

	2025
CHF in millions	Increase to	Decrease to
Discount rate (0.5% movement)	781.9	887.1
Future salary increases (1.0% movement)	842.9	822.2
Interest crediting rate (0.5% movement)	842.3	820.5

Although the analysis does not take account of the full distribution of cash flows expected under the plan, it does provide an approximation of the sensitivity of the assumptions shown.
Sunrise offers a defined contribution plan for employees having an annual salary in excess of CHF 136,080 with an external provider. In 2025, the expenses for the defined contribution plan amount to CHF 5.1 million (2024: CHF 6.6 million).

(11) SHARE-BASED COMPENSATION
In connection with the spin-off, the Liberty Global Compensation Committee adjusted the outstanding equity awards granted under the Liberty Global Long-Term Incentive Plan 2024 (Performance Incentive Plan) and converted the majority of the awards into Sunrise equity instruments, thereby ensuring alignment with the strategic priorities of Sunrise and its shareholders. For awards granted before 2024, no conversion to Sunrise equity instruments was made. For the latter awards, Sunrise needs to compensate LG. The amounts are disclosed in the table below in the line "Other". Furthermore, Sunrise delivers Sunrise RSU to holders of LG RSU awards to compensate them for the diluting effect of the spin-off (see Note 21). In addition, the members of the Executive Committee and certain other employees have received an Initial Award in the form of equity-based instruments to align their interests with those of the shareholders and to support long-term value creation. Upon vesting of the awards, the respective shares are either created out of the conditional share capital or distributed from treasury shares. The Initial Award contains RSUs, PSUs, and Shares. The awards related to this plan were granted on either 6 December 2024 or 30 December 2024.

The Long-Term Incentive Plan ('LTIP') 2024 contains Restricted Share Units ('RSUs'), Performance Share Units ('PSUs') and Share Appreciation Rights ('SARs'). The awards related to this plan were granted on either 25 March 2024 or 2 August 2024. The LTIP 2025 contains Restricted Share Units ('RSUs') and Performance Share Units ('PSUs'). The awards related to this plan were granted on either 1 April 2025 or 1 September 2025.

The following share-based compensation related expenses have been recognised in the statements of income or loss:

CHF in millions	December 31, 2025	December 31, 2024
Non-performance based incentive awards	13.0	4.9
Performance-based incentive awards	7.7	1.2
Shares	4.9	0.8
Shareholding Incentive Plan (SHIP)[1]	4.3	2.3
Employee Share Purchase Plan (ESPP)[2]	16.5	—
Other	2.6	9.9
Total share-based payments costs	49.0	19.1

1 Certain employees can elect to receive up to 100% of the earned bonus in shares with a 12.5% premium in Restricted Share Units, subject to a one-year vesting period if the shares are held for that duration
2 Sunrise rolled out an Employee Share Purchase Plan (ESPP) in 2025 for all Sunrise employees (excluding the senior leaders and the Executive Committee).
1
2

General award information
The award types granted are RSUs, PSUs, SARs and Shares. RSUs grant the right to receive shares on specified future vesting dates, subject to continued employment with Sunrise. The RSUs vest in equal yearly instalements over the course of the total vesting period. PSUs grant the right to receive shares on specified future vesting dates, subject to both a service condition and a performance condition. The vesting of the award depends on the service condition, while the number of shares being awarded per PSU depends on the achievement of the performance condition. For the PSUs of the LTIP 2024 and 2025, the performance condition depends on the Relative Total Shareholder Return (rTSR) and the Cumulative Absolute Adjusted Free Cash Flow (FCF). The performance condition entitles the holder to between 0 and 1.85 shares per PSU. For the Initial Award PSUs, the performance criterion is the Implied Total Shareholder Return (TSR) based on achieved Internal Rate of Return (IRR) Performance %. The performance condition entitles the holder to between 0 and 1.5 shares per PSU. The PSUs vest in one instalment after the total vesting period. SARs give the participant the right to receive the value3 of any increase in the share price over the base price of the grant date less withholding tax on the day the SAR is exercised. The SARs can be exercised at any time after vesting, until the expiration date. The SARs expire at the close of business on the tenth anniversary of the applicable grant date and vest in equal yearly instalments over the course of the total vesting period. Shares are awards in the form of shares that are transferred to the participant at grant date.

The following table provides an overview of Sunrise’s LTI awards:

	Grant date	FV at grant date
Non-performance based incentive awards
LTI 2024 RSU	25/3/2024	34.07
LTI 2024 SAR	25/3/2024	9.66
LTI 2024 RSU	2/8/2024	36.59
LTI 2024 SAR	2/8/2024	10.45
Initial Award RSU	6/12/2024	41.55
Initial Award RSU	30/12/2024	39.32
LTI 2025 RSU	1/4/2025	42.70
LTI 2025 RSU	1/9/2025	50.20
Performance-based incentive awards
LTI 2024 PSU	25/3/2024	50.01
LTI 2024 PSU	2/8/2024	44.65
Initial Award PSU	6/12/2024	42.09
Initial Award PSU	30/12/2024	42.09
LTI 2025 PSU	1/4/2025	51.27
LTI 2025 PSU	1/9/2025	62.47
3 Sunrise has the intent to settle these awards in shares.

Fair value
The LTIP 2024 was converted into a plan with underlying Sunrise shares using an adjustment factor. This was applied with the aim of ensuring that the fair value ('FV') of this plan as a whole did not significantly change. For the PSUs, the performance condition was modified to reflect the performance of Sunrise rather than LG. The modifications were made with the aim of leaving the total FV unchanged.

The FV of the RSUs and Shares of the Initial Award is equal to the closing price of Sunrise Communications AG on the SIX Swiss Exchange on the respective grant date. The FV of the PSUs was based on a Monte Carlo model with one million simulations.

For the LTIP 2024, the FV of the PSUs was based on an assumed share price volatility of 24.70%, an entry price of CHF 40.61 and a risk-free rate of 1.01%.

For the LTIP 2025 granted in April, the FV of the PSUs was based on an assumed share price volatility of 23.97%, an entry price of CHF 42.70, and a risk-free rate of 1.07%.

For the LTIP 2025 granted in September, the FV of the PSUs was based on an assumed share price volatility of 24.28%, an entry price of CHF 49.14 and a risk-free rate of (0.11)%.

3

	2025					2024
Number of units	PSUs	RSUs	SARs	Shares	Total	PSUs	RSUs	SARs	Shares	Total
Balance 1 January	421,608	399,399	461,244	—	1,282,251	—	—	—	—	—
Granted	278,930	136,589	—	—	415,519	421,608	408,262	471,729	99,186	1,400,785
Settled	(1,018)	(126,251)	(79,474)	—	(206,743)	—	—	—	(99,186)	(99,186)
Forfeited	(8,984)	(20,174)	(21,238)	—	(50,396)	—	(8,863)	(10,485)	—	(19,348)
Balance 31 December	690,536	389,563	360,532	—	1,440,631	421,608	399,399	461,244	—	1,282,251

	2025		2024
	Number of SARs Units	Weighted Average Strike Price (CHF)	Number of SARs Units	Weighted Average Strike Price (CHF)
Balance 1 January	461,244	33.88	—	—
Granted	—	—	471,729	33.88
Settled	(79,474)	33.74	—	—
Forfeited	(21,238)	33.57	(10,485)	33.57
Balance 31 December	360,532	33.93	461,244	33.88

(12) OTHER OPERATING ASSETS AND LIABILITIES
The details of other current and non-current assets of Sunrise and other current and non-current liabilities are set forth below:

	31 December	31 December
CHF in millions	2025	2024
Other assets - current:
Third party receivables	37.9	63.4
Prepayments	83.9	60.8
Contract assets	5.0	14.6
Contract costs	64.5	61.1
Inventories	51.9	58.5
Other	27.4	1.5
Total	270.6	259.9

Other assets - non-current:
Trade receivables	35.5	34.3
Prepayments	43.2	82.1
Contract assets	4.9	13.2
Contract costs	18.0	19.2
Other	0.6	11.6
Total	102.2	160.4

Other liabilities - current:
Accrued other liabilities	252.7	261.0
Accrued capital expenditures	59.2	63.5
Accrued payroll and employee benefits	44.4	68.3
Deferred revenue	66.2	71.3
Other	34.4	32.9
Total	456.9	497.0

Other liabilities - non-current:
Other	230.6	48.2
Total	230.6	48.2
Inventories
Write-downs of inventories to the net realisable value totalled CHF 2.1 million at 31 December 2025 (2024: CHF 0.7 million). The value of inventories recognised as an expense in direct costs and other operating expenses totalled CHF 226.5 million (2024: CHF 226.1 million). No inventories were expected to be sold after more than one year.

Other liabilities – non-current and current
The broadcasting rights agreement with National League AG executed in August 2025 resulted in a corresponding increase in other liabilities of CHF 216.0 million, reflecting the deferred payment structure of the contract. For more details please see Note 15 Intangible Assets. As of 31 December 2025, non-current liabilities increased by CHF 182.4 million and current liabilities decreased by CHF 40.1 million.

(13) LEASING
Sunrise leased assets include telecommunications installations like mobile sites and transmission equipment such as leased lines, shops and offices as well as vehicles. Information about leases for which Sunrise is a lessee is presented below.

Right-of-use assets

	Year ended 31 December
CHF in millions	2025	2024
Network	1,199.0	1,091.4
Land, buildings and other	168.9	171.1
Total RoU assets	1,367.9	1,262.5

At 31 December 2025 the weighted average discount rate was 5.0% (2024: 5.5%). During 2025, Sunrise recorded additions in RoU assets associated with leases of CHF 151.7 million (2024: CHF 126.30 million). Additionally, balance-sheet adjustments of CHF 63.8 million were recorded, mainly driven by revised assumptions regarding the exercise of lease extension options during the budget forecast period for evergreen network leases. Sunrise makes extensive use of evergreen contracts, as they provide flexibility in network planning in response to the rapidly evolving telecommunications technology landscape.

Lease expenses

	Year ended 31 December
CHF in millions	2025	2024	2023
Depreciation and amortisation
Network	94.0	101.4	99.3
Land, buildings and other	35.9	28.3	28.7
Total depreciation and amortisation	129.9	129.7	128.0
Interest expense	61.3	69.8	67.9
Short-term lease expense	3.1	2.4	3.2
Total lease expense	194.3	201.9	199.1

Lease liabilities
Maturities of Sunrise lease liabilities are presented below:

	Year ended 31 December
CHF in millions	2025	2024
Within 1 year	181.4	164.1
Between 1 and 2 years	178.3	152.0
Between 2 and 3 years	151.6	148.8
Between 3 and 4 years	144.9	141.3
Between 4 and 5 years	139.3	135.2
After 5 years	863.9	925.7
Total payments	1,659.4	1,667.1
Less: present value discount	(382.2)	(447.8)
Present value of lease payments	1,277.2	1,219.3
Current portion	181.4	164.1
Non-current portion	1,095.8	1,055.2

Cash flows from leases

	Year ended 31 December
CHF in millions	2025	2024
Principal payments	121.0	114.4
Interest payments	61.3	61.0
Payments for short-term leases	3.1	2.4
Total payments	185.4	177.8

(14) PROPERTY, PLANT AND EQUIPMENT

CHF in millions[4]	Network	Customer Premises Equipment	Support Capital and Leasehold Improvement	Land and Buildings	Assets Under Construction	Total
Cost:
Balance at 31 December 2023	4,722.6	328.7	167.5	30.1	347.5	5,596.4
Additions	291.3	88.9	27.8	—	—	408.0
Retirements and disposals	(211.9)	(101.3)	(20.9)	(5.3)	—	(339.4)
Reclassifications	(274.6)	(0.9)	25.8	0.1	173.2	(76.4)
Other	—	—	—	—	(1.0)	(1.0)
Balance at 31 December 2024	4,527.4	315.4	200.2	25.0	519.7	5,587.6
Additions	289.9	87.4	15.4	2.9	—	395.6
Retirements and disposals	(78.5)	(13.9)	(25.6)	(0.7)	—	(118.7)
Reclassifications	124.9	3.5	(0.3)	—	(184.8)	(56.7)
Other	0.1	—	(0.1)	—	(0.7)	(0.7)
Balance at 31 December 2025	4,863.8	392.4	189.6	27.1	334.2	5,807.1
4 Reclassified to conform with redefinition of asset categories as described in footnote.

CHF in millions[5]	Network	Customer Premises Equipment	Support Capital and Leasehold Improvement	Land and Buildings	Assets Under Construction	Total
Accumulated depreciation and impairment:
Balance at 31 December 2023	(3,037.9)	(159.9)	(83.3)	(19.5)	—	(3,300.6)
Depreciation	(269.2)	(65.1)	(29.8)	(3.9)	—	(368.0)
Retirements and disposals	211.4	101.3	21.0	5.3	—	339.0
Reclassifications	68.2	(2.9)	0.2	—	—	65.5
Other	15.0	—	—	—	—	15.0
Balance at 31 December 2024	(3,012.5)	(126.6)	(91.9)	(18.2)	—	(3,249.1)
Depreciation	(297.6)	(58.4)	(58.0)	(3.6)	—	(417.6)
Retirements and disposals	78.1	12.8	25.6	0.6	—	117.1
Reclassifications	(26.8)	4.5	(3.5)	—	—	(25.8)
Other	—	—	—	—	—	—
Balance at 31 December 2025	(3,258.8)	(167.7)	(127.8)	(21.2)	—	(3,575.5)
5 Reclassified to conform with redefinition of asset categories as described in footnote.
4
5

CHF in millions	Network	Customer Premises Equipment	Support Capital and Leasehold Improvement	Land and Buildings	Assets Under Construction	Total
Property and equipment, net:
Net carrying amount at 31 December 2024	1,514.9	188.8	108.3	6.8	519.7	2,338.5
Net carrying amount at 31 December 2025	1,605.0	224.7	61.8	5.9	334.2	2,231.6

The capitalisation process recognises all additions to PP&E as "Additions" to Assets Under Depreciation (Network, Customer Premises Equipment, and Land Buildings, and other), which are then reclassified simultaneously into Assets Under Construction within "Reclassifications", as long as construction or implementation of the underlying projects is ongoing. When projects are completed, the related assets are transferred from Assets Under Construction to Assets Under Depreciation as part of the reclassification process. This also results in recurring transfers of software assets from Assets Under Construction within PP&E to Intangible Assets. As a result of this process, the table above reflects negative reclassifications within the asset categories under depreciation. Following the spin-off, Sunrise has redefined its PP&E asset categories to reflect the nature and internal management of assets rather than the legacy structure of its former parent. Comparative information has been reclassified accordingly. These changes enhance transparency and relevance of the information presented. Consequently, the 2024 and 2023 net carrying amounts shown in the tables above include the following reclassifications between the newly defined (stated in the columns) and previously reported (stated in the rows) asset categories:

CHF in millions	Network	Customer Premises Equipment	Leasehold Improvement and Support Capital	Land and Buildings	Assets Under Construction	Total
Balance at 31 December 2023
Distribution systems	681.7	—	—	—	—	681.7
Customer premises equipment	39.5	168.8	—	—	—	208.3
Support equipment and buildings	963.4	—	84.2	10.6	—	1,058.2
Assets under construction	—	—	—	—	347.5	347.5
Total	1,684.6	168.8	84.2	10.6	347.5	2,295.7

CHF in millions	Network	Customer Premises Equipment	Leasehold Improvement and Support Capital	Land and Buildings	Assets Under Construction	Total
Balance at 31 December 2024
Distribution systems	427.8	—	—	—	—	427.8
Customer premises equipment	44.0	188.8	—	—	—	232.8
Support equipment and buildings	1,043.1	—	108.3	6.8	—	1,158.2
Assets under construction	—	—	—	—	519.7	519.7
Total	1,514.9	188.8	108.3	6.8	519.7	2,338.5

(15) INTANGIBLE ASSETS
Changes in the carrying amounts of the intangible assets are as follows:

CHF in millions	Brands and Customers Relationships	Licenses and Rights	Software	Other Intangible Assets	Total
Cost:
1 January 2024	1,955.8	652.1	635.2	17.2	3,260.3
Additions	—	2.0	99.9	—	101.9
Retirements and disposals	—	(153.5)	(32.6)	(8.0)	(194.1)
Reclassifications	—	—	76.4	—	76.4
Other	1.9	—	—	3.6	5.5
31 December 2024	1,957.7	500.6	778.9	12.8	3,250.0
Additions	3.1	218.7	82.4	7.8	312.0
Retirements and disposals	—	—	(22.2)	(0.1)	(22.3)
Reclassifications	—	—	60.2	—	60.2
Other	0.2	(1.6)	0.6	12.4	11.6
31 December 2025	1,961.0	717.7	899.9	32.9	3,611.5

CHF in millions	Brands and Customers Relationships	Licenses and Rights	Software	Other Intangible Assets	Total
Accumulated amortisation:
1 January 2024	(1,026.9)	(319.5)	(375.3)	(8.7)	(1,730.4)
Amortisation	(321.7)	(69.0)	(155.0)	(4.2)	(549.9)
Retirements and disposals	—	153.5	32.6	8.0	194.1
Reclassifications	—	—	(65.5)	—	(65.5)
Other	—	—	(13.9)	—	(13.9)
31 December 2024	(1,348.6)	(235.0)	(577.1)	(4.9)	(2,165.6)
Amortisation	(320.2)	(71.6)	(122.3)	(4.7)	(518.8)
Retirements and disposals	—	—	22.2	0.1	22.3
Reclassifications	—	—	—	—	—
Other	0.1	(0.2)	(3.5)	(11.3)	(14.9)
31 December 2025	(1,668.7)	(306.8)	(680.7)	(20.8)	(2,677.0)

CHF in millions	Brands and Customers Relationships	Licenses and Rights	Software	Other Intangible Assets	Total
Intangible assets subject to amortisation, net:
Net carrying amount at 31 December 2024	609.1	265.6	201.8	7.9	1,084.4
Net carrying amount at 31 December 2025	292.3	410.9	219.2	12.1	934.5

Brands and customer relationships
As of 31 December 2025, the most significant intangible assets are the customer base of former Sunrise Communications Group AG with a carrying amount of CHF 261.7 million as well as the Sunrise brand with a carrying amount of CHF 17.0 million. Both assets originated from the acquisition by former UPC GmbH in 2020 (renamed to Sunrise GmbH in 2022). The remaining useful lives are 1 year and 5 years, respectively.

Licenses and rights
As of 31 December 2025, licenses and rights consist primarily of two spectrum licenses and the broadcasting rights for the Swiss Ice Hockey National League. The frequency usage rights acquired in January 2013 are mostly used for 4G. The carrying amount is CHF 90.4 million with a remaining useful life of 3 years.

The frequency usage rights acquired in July 2019 are used for 5G. The carrying amount is CHF 50.7 million with a remaining useful life of 9 years.

Sunrise originally acquired the national and international broadcasting rights to National League ice-hockey matches in 2022 under a multi-season licence agreement. In August 2025, Sunrise agreed with National League AG to extend this rights framework through to the 2034/35 season. The extension covers an additional eight-season period and resulted in additions to intangible assets of CHF 216 million during the year, reflecting the consideration for the prolonged licensing rights. Following the extension, Sunrise updated the remaining useful life of the broadcasting-rights asset to a combined ten-year period, accounted for as a prospective change in accounting estimate in accordance with IAS 8. The asset is amortised on a straight-line basis over the revised term. The carrying amount of CHF 264.4 million of the broadcasting-rights intangible asset as at 31 December 2025 reflects both the original 2022 rights and the incremental cost recognised in 2025.

Software
Software mainly includes licenses and developments for Customer Relationship Management ('CRM') and accounting applications with varying remaining useful lives of less than 5 years.

(16) GOODWILL
Goodwill allocation
For business combinations, goodwill is allocated as of the transaction date to Sunrise cash-generating units ('CGUs'). Sunrise CGUs with allocated goodwill consist of Residential, Business and Wholesale.

CHF in millions	Residential	Business	Wholesale	Total
Cost:
1 January 2024	4,587.1	1,098.3	327.3	6,012.7
Additions from business combinations	—	—	—	—
31 December 2024	4,587.1	1,098.3	327.3	6,012.7
Additions from business combinations	—	—	—	—
31 December 2025	4,587.1	1,098.3	327.3	6,012.7

CHF in millions	Residential	Business	Wholesale	Total
Goodwill, net:
Net carrying amount at 31 December 2024	4,587.1	1,098.3	327.3	6,012.7
Net carrying amount at 31 December 2025	4,587.1	1,098.3	327.3	6,012.7
Impairment tests for goodwill
Goodwill is subject to an annual impairment test conducted as of 30 September of each year. In 2025, there were no other recorded intangible assets with indefinite useful lives (2024: CHF 0). The recoverable amount of all CGUs has been determined based on their value-in-use using a discounted cash flow (DCF) method. The annual impairment test performed as of 30 September 2025 did not result in the recognition of any impairment losses for any of the Group’s CGUs. The key assumptions used are listed below:
Key assumptions used in value in use calculations

	2025	2024
Long-term growth rate	—%	—%
WACC (pre-tax)	5.1%	5.3%

The calculation basis for the DCF model is the Sunrise business plan as approved by the Executive Committee. The detailed planning horizon of the business plan covers five years. The free cash flows beyond the five-year planning period were extrapolated using a long-term growth rate. The discount rate is the weighted average cost of capital ('WACC') before tax of Sunrise. Budgeted gross margin and growth rates are based on past performance and management's expectations of market development. Revenue, as a further key assumption, is estimated using detailed revenue models including market dynamics, expectations for pricing and customer churn rates, amongst others. As of the impairment-test date, the recoverable amount for all CGUs was higher than the carrying amount. The annual impairment test for the reporting period did not result in any impairment of recognised goodwill. In accordance with IAS 36.134–136, Sunrise has disclosed the key assumptions and valuation approach used to determine the recoverable amount of the relevant CGUs. IAS 36.134(f) requires a sensitivity analysis only if a reasonably possible change in a key assumption would cause the carrying amount to exceed the recoverable amount. Management reviewed the key assumptions and performed targeted analyses, concluding that no reasonably possible change in any key assumption would result in an impairment. Therefore, the requirement to provide a sensitivity analysis under IAS 36.134(f) does not apply.

(17) PROVISIONS

CHF in millions	Asset Retirement Obligations	Restructuring Obligations	Other Provisions	Total
Provisions as of 1 January 2024	64.1	22.9	29.9	116.9
Provisions made during the period	2.1	1.9	—	4.0
Change in present value	2.4	—	—	2.4
Provisions used during the period	(4.6)	(20.1)	(29.9)	(54.6)
Provisions as of 31 December 2024	64.0	4.7	—	68.7
Thereof current	—	4.7	—	4.7
Thereof non-current	64.0	—	—	64.0
Provisions as of 1 January 2025	64.0	4.7	—	68.7
Provisions made during the period	2.4	8.6	—	11.0
Change in present value	1.3	—	—	1.3
Provisions used during the period	(0.4)	(10.4)	—	(10.8)
Provisions as of 31 December 2025	67.3	2.9	—	70.2
Thereof current	—	2.9	—	2.9
Thereof non-current	67.3	—	—	67.3

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

Restructuring obligations primarily include the full cost of planned business restructuring programmes. These programmes are expected to be completed within the next 12 months.

Other provisions are related to litigation and legal claims. Refer to Note 18 for further details on legal contingencies for Sunrise.

(18) COMMITMENTS AND CONTINGENCIES
The total contractual and purchase commitments as of 31 December 2025 , amounted to CHF 725.5 million (31 December 2024: CHF 886.7 million) for future investments in property, plant and equipment, right-of-use assets and intangible assets.

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

On 5 March 2012, Sunrise GmbH was party to a dispute with Swisscom related to rates for interconnection, unbundled local loop ('ULL'), colocation, rebilling, leased lines and access to duct. On 25 August 2023, Swisscom made a non-prejudicial down payment for the unopposed portion in the amount of CHF 18.8 million (including VAT) of the total recovery. For this part, where the cash payment was received, the gain contingency was concluded as realised and undisputed, respectively. In Q3 2023, a gain contingency in the amount of CHF 17.2 million was recorded in other income.

In November 2023, Sunrise recorded a provision of CHF 29.1 million due to an ice-hockey broadcasting rights penalty issued by the Competition Commission. During the 12-month period ended 31 December 2024 Sunrise settled CHF 29.3 million related to this penalty.

In addition, Sunrise has significant commitments under (i) derivative instruments and (ii) defined benefit plans and similar agreements, pursuant to which we expect to make payments in future periods. For information regarding derivative instruments, including the net cash paid or received in connection with these instruments, see Note 24. For information regarding the Sunrise defined benefit plan, see Note 10.

Sunrise also has commitments pursuant to agreements with, and obligations imposed by, authorities, which may include obligations in certain markets to move aerial cable to underground ducts or to upgrade, rebuild or extend portions of Sunrise broadband communication systems. Such amounts are not fixed or determinable.

Sunrise is party to certain pending lawsuits and cases with public authorities and complaint boards. Based on a legal assessment of the possible outcome of each of these lawsuits and cases, management is of the opinion that these will have no significant adverse effect on the Sunrise statement of financial position.

(19) INCOME TAXES
Income tax expense

	Year ended 31 December
CHF in millions	2025	2024	2023
Current income tax expense	(18.3)	(20.6)	(17.3)
Current income tax benefit (expense) of prior periods	(4.5)	(19.2)	1.0
Deferred income tax benefit	42.7	56.5	76.2
Total income tax benefit	19.9	16.7	59.9

Current and deferred income taxes are recognised by each consolidated entity of Sunrise, regardless of who has the legal liability for settlement or recovery of the tax.

Analysis of income taxes
The Sunrise tax rate reconciliation is based on the domestic tax rate of the main operating company domiciled in Switzerland, with a reconciling item in respect of the tax rates applied by Sunrise companies in other jurisdictions. This tax rate is used because Sunrise operational activities are mainly carried out in Switzerland and therefore provides the most meaningful information for the user of the consolidated financial statements.

The use of the Sunrise weighted average tax rate based on the aggregation of the separate reconciliations of each individual jurisdiction/entity would result in a highly biased and therefore less meaningful expected tax rate due to the volatile results of the Dutch companies.

	Year ended 31 December
CHF in millions	2025	2024	2023
Income (loss) before income taxes	(128.4)	(378.5)	(372.1)
Domestic income tax rate	18.3%	18.3%	18.4%
Expected income tax benefit /(expense)	23.5	69.4	68.4
Effect of income taxed at differing tax rates	(4.2)	5.0	(3.7)
Non-deductible items	(0.6)	(18.4)	(9.9)
Non-taxable income	—	—	0.1
Effect of changes in recognition of deferred tax assets	(0.6)	(0.6)	3.2
Adjustments to deferred tax balances arising from tax rate changes	0.7	—	0.5
Adjustments recognised for current and deferred tax of prior periods	0.8	(40.3)	1.0
Other effects	0.3	1.6	0.3
Total income tax benefit	19.9	16.7	59.9

Deferred tax assets and liabilities
Deferred tax assets and liabilities by origin of the temporary difference:

	31 December 2025
CHF in millions	Assets	Liabilities
Intangible assets	—	74.2
Property, plant and equipment	—	23.5
Unrealised foreign exchange results	5.8	77.0
Derivatives	86.4	0.1
Receivables	—	2.2
Right-of-use assets	—	—
Deferred revenue	0.1	16.8
Employee benefit obligations	0.2	—
Provisions	1.9	0.3
Lease liabilities	—	—
Other	0.1	0.4
Total	94.5	194.5
Netting of deferred tax assets and liabilities	79.2	(79.2)
Reflected in the Consolidated Statements of Financial Position as follows:
Deferred tax assets	15.3	—
Deferred tax liabilities	—	115.4

	31 December 2024
CHF in millions	Assets	Liabilities
Intangible assets	—	135.2
Property, plant and equipment	—	34.2
Unrealised foreign exchange results	26.5	—
Derivatives	—	4.8
Receivables	—	3.9
Right-of-use assets	20.4	—
Deferred revenue	0.1	20.1
Employee benefit obligations	1.4	—
Provisions	8.9	0.3
Lease liabilities	—	1.0
Other	0.1	0.4
Tax net operating loss carry forward	0.4	—
Total	57.8	199.9
Netting of deferred tax assets and liabilities	34.2	(34.1)
Reflected in the Consolidated Statements of Financial Position as follows:
Deferred tax assets	23.6	—
Deferred tax liabilities	—	165.8

Net change in deferred tax assets and liabilities

CHF in millions	2025	2024	2023
Opening balance at the beginning of the period 1 January	142.2	206.7	294.7
Changes recognised in the consolidated statements of income or loss	(42.7)	(56.6)	(76.2)
Changes recognised in the consolidated statements of comprehensive income or loss	0.6	(1.2)	(5.4)
Changes recognised in the consolidated statements of changes in equity	—	(7.9)	(8.9)
Change in scope of consolidation/goodwill adjustment	—	—	3.7
Foreign currency effects	—	1.2	(1.2)
Closing balance at the end of the period 31 December	100.1	142.2	206.7

The change in the deferred tax position is mainly recognised in the Consolidated Statements of Income or Loss. The changes made via the Consolidated Statements of Comprehensive Income or Loss mainly relate to deferred taxes in connection with IAS 19. The changes directly recorded in equity are based on capital contributions with different accounting recognition under IFRS and tax base; see Note 20.
Temporary differences associated with investments
Deferred tax liabilities are recognised in respect of investments in subsidiaries, branches and associates, and interest in joint arrangements, except to the extent that Sunrise can control the timing of the reversal of the associated taxable temporary difference, and it is probable that such will not reverse in the foreseeable future. Due to the existing double taxation agreement between Switzerland and the Netherlands, any distributions have no direct tax consequences. Furthermore, dividend income is exempt from direct income taxes in the Netherlands. Therefore, as of 31 December 2025 and 31 December 2024, this exception was not considered to apply to any taxable differences.

Unrecognised deferred tax assets on tax loss carryforwards
As of 31 December 2025 and 31 December 2024 Sunrise has the following unused tax loss carryforwards for which no deferred tax assets are recognised:

	31 December
CHF in millions	2025	2024
Due to expire within 1 year	—	—
Due to expire within 2 to 7 years	—	16.5
Amount not due to expire	—	—
Total	—	16.5

Unrecognised deferred tax assets on deductible temporary differences
In the current and past period there were no deductible temporary differences for which no deferred tax asset has been recognised.

Other disclosures
OECD Pillar Two Model Rules (Global minimum tax)
Sunrise falls under the scope of application of the OECD minimum tax. The global minimum tax regulations provide for payment of an additional tax to account for the difference between the effective Global Anti Base Erosion ('GloBE') tax rate per country and the minimum rate of 15%. Switzerland adopted new legislation introducing the global minimum tax in December 2023 that entered into force on 1 January 2024. Sunrise does not expect the minimum tax to have any impact on its activities in Switzerland, as the effective tax rate is more than 15%. The same applies to the other countries in which Sunrise operates. Sunrise is monitoring developments in the minimum tax regulations and is assessing their impact on Sunrise on an ongoing basis.

Sunrise applies the exception to recognising and disclosing information about deferred income tax assets and liabilities in connection with income taxes related to minimum tax, as provided in the amendments to IAS 12 published in May 2023.

(20) EQUITY
Ordinary share capital
Authorised ordinary share capital consists of 71,276,895 (2024: 69,759,702) authorised Class A Shares with a par value of CHF 0.10, of which 70,108,614 are outstanding as at 31 December 2025 (2024: 68,858,888), and 25,805,386 (2024: 25,977,316) authorised Class B Shares with a par value of CHF 0.01.

Treasury shares
After the spin-off, Sunrise acquired 1,000,000 Class A common shares for CHF 100,000 from LGl Ltd., with 99,186 of these shares being used to fulfil share-based compensation obligations.

In July 2025, Sunrise Communications AG issued 1,500,000 Class A Shares at a nominal value of CHF 0.10 from conditional capital to Sunrise GmbH and they were repurchased by Sunrise Communications AG at nominal value, resulting in no change to total equity other than a reclassification between share capital and treasury shares.

Other reserves
This caption includes capital contributions from/distributions to related parties, share-based compensation related charges and distributions as well as Sunrise accumulated losses.

The capital charges in 2023 include distributions of CHF 50.9 million from a change in a service agreement related to technology and innovation services and a capital contribution of CHF 6.1 million related to the Dutch Sunrise Finco's current tax liability (see Note 19). The residual amount is mainly related to distributions recognised in connection with the exercise or vesting of stock-based compensation incentive awards.

The capital charges in 2024 are mainly related to the reorganisation transactions due to the spin-off execution. Sunrise received capital contributions from LG Europe Holding BV of CHF 1,106.2 million. The capital contributions were used for partial repayment of the Sunrise external debt. Further contributions from LG of 25.1 million related to the Dutch Sunrise Finco's current tax liability (see Note 19). The residual amount is mainly related to distributions recognised in connection with the exercise or vesting of stock-based compensation incentive awards.

In May 2025 Sunrise distributed a dividend of CHF 3.33 per Class A Share and CHF 0.33 per Class B Share, totalling CHF 240.4 million, that was paid exclusively from reserves from foreign capital contributions.

The Board of Directors has proposed a dividend of 3.42 per Class A Share and CHF 0.34 per Class B Share for the year ended 31 December 2025, to be distributed exclusively out of reserves from foreign capital contributions. The proposed dividend and the related amount per share are disclosed in these notes but have not been recognised as a liability at the end of the reporting period, as no present obligation existed at that date.

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

(21) EARNINGS PER SHARE
The earnings-per-share calculation uses the weighted average number of shares in issue during the year. For the weighted average number of shares outstanding in periods prior to spin-off, the share amount distributed at spin-off net of treasury shares was used. The equity awards granted but not yet vested do not impact the diluted earnings per share, as the effect is anti-dilutive for 2024 and 2025 due to the net loss of Sunrise for the year ended 31 December 2024 and 2025.

	Year ended 31 December 2025
	Class A	Class B
Allocation of net income (loss) attributable to Sunrise share classes (in CHF million)	(108.2)	(4.0)
Weighted average number of shares outstanding	69,486,095	25,862,650
Adjusted weighted average of shares outstanding	69,486,095	25,862,650
Basic and diluted earnings (loss) per share (in CHF)	(1.6)	(0.2)

	Year ended 31 December 2024
	Class A	Class B
Allocation of net income (loss) attributable to Sunrise share classes (in CHF million)	(352.7)	(13.1)
Weighted average number of shares outstanding	69,619,207	25,977,316
Adjusted weighted average of shares outstanding	69,619,207	25,977,316
Basic and diluted earnings (loss) per share (in CHF)	(5.1)	(0.5)

The number of shares outstanding is shown in absolute units below, rather than time-weighted units.

	2025		2024
	Class A	Class B	Class A	Class B
Shares Outstanding as of 1 January	68,858,888	25,977,316	69,759,702	25,977,316
Acquisition of treasury shares	—	—	(1,000,000)	—
Distribution from treasury shares	1,232,533	—	99,186	—
Shares transferred between share classes	17,193	(171,930)	—	—
Shares Outstanding as of 31 December	70,108,614	25,805,386	68,858,888	25,977,316

The table below shows all potential ordinary shares, including those equity awards which are excluded from the calculation of the diluted earnings per share due to their anti-dilutive impact. The PSU plans shown below would not be included due to the performance condition not yet being achieved; however, they are displayed below to give a holistic overview of potential dilution in the future. The table below shows absolute units, rather than the 2025 time-weighted units.

	2025	2024
PSU plans	690,536	421,608
RSU plans	389,563	399,399
SAR plans[6]	73,772	63,814
Legacy LG RSU plans	655,081	1,402,510
Potential ordinary shares of Class A	1,808,952	2,287,331
5 Dilutive impact calculated based on closing share price of CHF 42.42 (2024: 39.32 ) as at 31 December. Comparative figure has been adjusted to reflect potential dilutive impact rather than the amount of outstanding SARs.

For LG RSU awards granted before the spin-off, holders of Legacy LG RSU plans will receive Sunrise RSUs at the same ratio per RSU as the distribution of Sunrise Class A common shares to LG Class A common shareholders during the spin-off. These are referred to as "True-Up Sunrise RSUs" in the F-4 filing.
6

(22) FINANCIAL INCOME AND EXPENSES

	Year ended 31 December
CHF in millions	2025	2024	2023
Finance income:
Interest income	3.5	8.1	3.0
Dividend income	—	—	—
Realised and unrealised gains on derivative instruments	—	249.6	—
Foreign currency transaction gains	420.2	—	568.6
Gains due to changes in fair values of certain investments and debt, net	—	—	3.1
Other financial income	2.1	—	—
Total	425.8	257.7	574.7
Finance expenses:
Interest expense	(313.3)	(432.9)	(431.1)
Realised and unrealised losses on derivative instruments	(290.1)	—	(524.5)
Foreign currency transaction losses	—	(295.2)	—
Losses on debt modification and extinguishment	(29.2)	(4.0)	(0.1)
Losses due to changes in fair values of certain investments and debt, net	(21.0)	(6.1)	—
Other financial expense	(2.7)	(4.4)	(1.5)
Total	(656.3)	(742.6)	(957.2)

Losses due to changes in fair values of certain investments and debt, net includes an impairment loss of CHF 20.2 million on its equity-accounted investment in CH Media TV AG. For details please refer to Note 25 Investments.

(23) BORROWINGS
The CHF equivalents of the components of third-party debt are as follows:

	31 December 2025		Principal Amount
	Weighted Average Interest Rate (%)[7]	Unused Borrowing Capacity	31 December

CHF in millions			2025	2024
Sunrise holding bank facility	6.07%	485.7	1,547.2	2,239.0
Sunrise holding SPE notes	4.60%	—	2,143.3	1,468.8
Sunrise holding senior note	3.88%	—	268.0	629.3
Vendor financing	1.96%	—	387.2	350.0
Total third-party debt before deferred financing costs, discounts, premiums and accrued interest	4.85%	485.7	4,345.7	4,687.1

6 Represents the weighted average interest rate in effect at 31 December 2025 for all borrowings outstanding pursuant to each debt instrument, including any applicable margin. The interest rates presented represent stated rates and do not include the impact of derivative instruments, deferred financing costs, original issue premiums or discounts and commitment fees. Including the effects of derivative instruments, but excluding the impact of original issue premiums, discounts, deferred financing costs, vendor financing and commitment fees, the weighted average interest rate of Sunrise aggregate third-party variable- and fixed-rate indebtedness was 2.8% (2024: 3.0%) at 31 December 2025. The weighted average interest rate calculation includes principal amounts outstanding associated with all Sunrise secured and unsecured borrowings.

The following table provides a reconciliation of total third-party debt before deferred financing costs, discounts, premiums and accrued interest to total debt including interest:

	31 December	31 December
CHF in millions	2025	2024
Total third-party debt before deferred financing costs, discounts, premiums and accrued interest:	4,345.7	4,687.1
Deferred financing costs, discounts and premiums, net	(8.5)	(10.3)
Total carrying amount of third-party debt	4,337.2	4,676.8

Accrued interest on third-party debt	98.5	57.4
Total debt including interest	4,435.7	4,734.2

Current portion of debt	485.7	407.4
Non-current portion of debt	3,950.0	4,326.8
Sunrise holding bank facility
The Sunrise holding bank facility is the senior secured credit facility of certain consolidated entities of Sunrise. The details of Sunrise borrowings under the Sunrise holding bank facility are summarised in the following tables:

Year ended 31 December 2025
Sunrise Holding Bank Facilities	Maturity	Interest Rate	Facility Amount (in Borrowing Currency)	Outstanding Principal Amount	Unused Borrowing Capacity	Carrying Value
			in millions	CHF millions
AAA	15 February 2032	Term SOFR + 2.5%	$1,950.0	1,547.2	—	1,540.5
Revolving Facility B	31 March 2031	SARON + 2.0%	CHF500.0	—	485.7	—
Total				1,547.2	485.7	1,540.5
7

Year ended 31 December 2024
Sunrise Holding Bank Facilities	Maturity	Interest Rate	Facility Amount (in Borrowing Currency)	Outstanding Principal Amount	Unused Borrowing Capacity	Carrying Value
			in millions	CHF millions
AT	30 April 2028	Term SOFR + 2.4%	$700.0	635.4	—	633.8
AU	30 April 2029	EURIBOR + 2.5%	€400	375.8	—	374.7
AX	31 January 2029	Term SOFR + 3.0%	$1,044.7	948.3	—	944.0
AY	31 January 2029	EURIBOR + 3.0%	€297.6	279.6	—	278.8
Revolving Facility A	31 May 2026	EURIBOR + 2.5%	€10	—	9.4	—
Revolving Facility B	30 September 2029	EURIBOR + 2.5%	€720	—	652.6	—
Total				2,239.0	662.0	2,231.2

The Sunrise Holding Revolving Facility provides for maximum borrowing capacity of CHF 500.0 million, including CHF 37.5 million under the related ancillary facility. With the exception of CHF 14.3 million of borrowings under the ancillary facility (which are blocked as financial guarantees), the Sunrise Holding Revolving Facility was undrawn at 31 December 2025.

Financing transactions
On 13 February 2025, the Group refinanced USD 1,045 million of Facility AX and partially repaid EUR 177.6 million of Facility AY through the drawdown of a new USD 1,300 million term loan (“Facility AAA”).

Under the terms of the Additional Facility AAA Accession Agreement to Sunrise Financing Partnership, Facility AAA was issued at 99.75% of par and bears interest at a rate of Term SOFR + 2.50% (the Original Margin) per annum and is due on 15 February 2032.

The Original Margin depends on meeting the conditions and targets in the Sunrise Sustainability Report and ESG Certificate. These must be shared with the Facility Agent from the financial year ending 31 December 2026 to 31 December 2031. The proceeds from Facility AAA were applied directly to settle the previous facilities and did not involve the movement of cash through the Group’s bank accounts. Consequently, the transaction's complete effect is not immediately apparent within the statement of cash flows.
On 6 May 2025, the Group cancelled the remaining EUR 10 million commitment under its former Revolving Facility A, and on 8 May 2025 it cancelled EUR 33.3 million of commitments under its former Revolving Facility B. On 30 June 2025, the Group amended Revolving Facility B, replacing the prior EUR 720.0 million revolving commitment (maturing September 2029) with a CHF 500 million facility (maturing March 2031), transitioning pricing from EURIBOR + 2.5% to SARON + 2.0%.

On 28 May 2025, the Group issued EUR 550.0 million of Senior Secured Notes maturing 15 May 2032 through its subsidiary Sunrise FinCo I BV and applied the proceeds in full to refinance its existing Term Loans AU and AY. Under the Notes Subscription Agreement, the Notes were issued at 100% of par, bear interest at a fixed rate of 4.625% per annum payable semi‑annually in arrears on 15 January and 15 July, and are listed on The International Stock Exchange.

On 9 October 2025, the Group issued EUR 385.0 million of additional 4.625% Senior Secured Notes maturing 15 May 2032 through its subsidiary Sunrise FinCo I BV and applied the proceeds to refinance existing debt, including Term Loan AT and a portion of the USD 5.5% Senior Notes due 2028. Under the Notes Subscription Agreement, the Notes were issued at 100.125% of par, bear interest at a fixed rate of 4.625% per annum payable semi-annually in arrears on 15 January and 15 July, and are listed on The International Stock Exchange.

Concurrently, on 9 October 2025, the Group entered into an additional USD 650.0 million term loan under its Term Loan Facility AAA, maturing 15 February 2032, and applied the proceeds to refinance the remaining balance of Term Loan AT.
On 13 November 2025, the Group fully redeemed USD 75.0 million of 5.5% Senior Notes due 2028 issued by its subsidiary Sunrise HoldCo IV BV. The redemption was made at par, and the outstanding principal balance of the notes was reduced to zero. Interest accrued at a fixed rate of 5.5% per annum was paid in connection with the redemption.

On 10 December 2025, the Group partially repaid EUR 56.8 million of Senior Secured Notes due 2029 issued by its subsidiary UPCB Finance VII Limited. Following the repayment, the outstanding principal balance of the notes was reduced from EUR 374.9 million to EUR 318.1 million. Interest accrued at a fixed rate of 3.625% per annum was paid in connection with the repayment. All outstanding borrowings are classified as non-current as of 31 December 2025.

Year ended 31 December 2025
				Outstanding principal amount
Sunrise holding SPE notes	Maturity	Interest Rate	Original Issue Amount	Borrowing Currency	CHF Equivalent	Carrying Value CHF
			in millions
2031 Sunrise holding senior secured notes	15 July 2031	4.88%	$1,250.0	$1,230.0	975.9	975.5
UPCB finance VII euro notes	15 June 2029	3.63%	€600.0	€318.1	296.3	295.8
Sunrise FinCo I B.V. 4.625% 2032 (€)	15 May 2032	4.63%	€935.0	€935.0	871.1	870.0
Total					2,143.3	2,141.3

Year ended 31 December 2024
				Outstanding principal amount
Sunrise holding SPE notes	Maturity	Interest Rate	Original Issue Amount	Borrowing Currency	CHF Equivalent	Carrying Value CHF
			in millions
2031 Sunrise holding senior secured notes	15 July 2031	4.88%	$1,250.0	$1,230.0	1,116.6	1,115.9
UPCB finance VII euro notes	15 June 2029	3.63%	€600.0	€374.9	352.2	351.3
Total					1,468.8	1,467.2

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

Sunrise holding senior notes
Sunrise has issued certain senior notes that rank equally with all of the existing senior debt of such issuer and are senior to all existing subordinated debt of such issuer and which are secured by a pledge over the shares of Sunrise HoldCo IV. In addition, the indentures governing Sunrise senior notes contain customary incurrence-based covenants such as compliance with certain consolidated net leverage ratios, as well as restrictions with regard to the ability to sell certain assets. Also, in the case of a change of control, Sunrise must repurchase the relevant notes at a redemption price of 101%. Covenants are tested on a quarterly basis.

The details of the Sunrise holding senior notes are summarised in the following tables:

Year ended 31 December 2025
				Outstanding principal amount
Sunrise holding senior notes	Maturity	Interest rate	Original Issue Amount	Borrowing Currency	CHF Equivalent	Carrying Value CHF
			in millions
3.875% senior notes	15 June 2029	3.88%	€635.0	€287.9	268.0	267.8
Total					268.0	267.8

Year ended 31 December 2024
				Outstanding principal amount
Sunrise holding senior notes	Maturity	Interest Rate	Original Issue Amount	Borrowing Currency	CHF Equivalent	Carrying Value CHF
			in millions
3.875% senior notes	15 June 2029	3.88%	€635.0	€287.9	270.4	269.9
5.5% senior notes	14 January 2028	5.50%	$550.0	$395.3	358.9	358.1
Total					629.3	628.0

Transfers of financial assets – Airtime-receivable securitisation
On 30 December 2025, the Group sold trade receivables related to mobile services with a gross carrying amount of CHF 52.8 million (2024: CHF nil) to a third-party financial institution. The receivables were sold at par and derecognised because the Group transferred substantially all credit risk and surrendered control. The Group has no continuing involvement in the transferred receivables as defined in IFRS 7. Cash proceeds of CHF 51.5 million are presented in the statement of cash flows under “Proceeds from sale of trade receivables” within cash flows from operating activities.

(24) FINANCIAL INSTRUMENTS AND RISK
Financial risk management
Sunrise operates a centralised risk management system that distinguishes between strategic and operating risks. The overall risk management programme of Sunrise focuses on the unpredictability of financial market risks and seeks to minimise potential adverse effects on the financial condition or performance of Sunrise. All identified risks are quantified (according to their realisation probability and impact) and noted on a risk schedule. Sunrise is exposed to a variety of financial risks, namely market risk, credit risk and liquidity risk. Financial risk management is governed by policies approved by key management personnel. These policies provide guidelines for overall risk management as well as specific areas such as interest rate risk.

Area	Risk management approach
Liquidity risk
Liquidity risk is managed by maintaining adequate cash balances, access to committed borrowing facilities and diversified sources of funding. Liquidity requirements are monitored on an ongoing basis through budgeting, rolling cash‑flow forecasts and stress‑testing, taking into account restrictions on the transfer of cash within the Group.

Capital management
The Group’s objective in managing capital is to secure its ongoing financial needs, maintain its ability to continue as a going concern and preserve financial flexibility, while providing returns to shareholders. Capital is monitored through leverage metrics, debt maturity profiles and covenant compliance.

Credit risk
Credit risk is managed through established credit policies, customer credit assessments and ongoing monitoring of payment behaviour. Exposure is diversified across a broad customer base and financial counterparties, limiting concentrations of credit risk.

Foreign currency exposures
Substantially all of Sunrise debt is in currencies other than the Swiss franc (see Note 23 for additional information). Therefore, the Sunrise policy is to provide for an economic hedge against foreign currency exchange rate movements by using derivative instruments to synthetically convert unmatched debt into the applicable underlying currency.

	31 December 2025			31 December 2024
CHF in millions	EUR	USD	Other	EUR	USD	Other
Trade receivables	4.0	1.1	8.2	8.6	1.8	7.5
Trade payables	(19.7)	(7.8)	(12.1)	(21.5)	(19.2)	(10.3)
Sunrise Holding Bank facilities	—	(1,540.5)	—	(653.5)	(1,577.8)	—
Sunrise holding SPE notes	(1,165.8)	(975.5)	—	(351.3)	(1,115.9)	—
Sunrise holding senior notes	(267.8)	—	—	(269.9)	(358.1)	—
Cross currency swaps	(117.4)	(382.4)	—	(232.5)	(30.5)	—
FX Forwards	0.1	(0.1)	(0.3)	(0.3)	0.9	0.2
Interest Rate Options	—	—	—	—	—	—
Interest Rate Swaps	(7.6)	(41.4)	—	(86.0)	(93.5)	—
Net statement of financial position exposure	(1,574.2)	(2,946.6)	(4.2)	(1,606.4)	(3,192.3)	(2.6)

The following table shows the impact of a possible change in the Euro and the US dollar against the Swiss franc, all other variables held constant before the impact of economic hedging against foreign currency exchange rate movements. The impact on Sunrise profit before tax is mainly driven by foreign exchange gains/losses of Euro- and US dollar- denominated cash and cash equivalents, trade and other receivables as well as trade, borrowing and other payables. As of 31 December 2025 and 31 December 2024, Sunrise has no other material exposure to foreign currencies.

Foreign currency sensitivity

		31 December
		Effect on profit before tax
	Changes in %	2025	2024
EUR/CHF	10	160.1	177.4
USD/CHF	10	278.6	380.4
Interest rate risk
Sunrise is exposed to changes in interest rates primarily as a result of its borrowing activities, which include fixed-rate and variable-rate borrowings by its subsidiaries. The Sunrise interest rate risk mainly arises from borrowings primarily under the Sunrise Holding Bank Facility, which are indexed to EURIBOR, Secured Overnight Financing Rate ('SOFR'), Term Secured Overnight Financing Rate ('Term SOFR'), Swiss Average Rate Overnight ('SARON') or other base rates. In general, Sunrise enters into derivative instruments to protect against increases in the interest rates on variable-rate debt. An instantaneous increase/decrease in the relevant base rate of 10 basis points would have increased/decreased the aggregate fair value of the Sunrise interest rate derivatives by approximately CHF 13.0 million (2024: CHF 13.0 million). Such a movement would be predominantly offset by gains or losses on interest expense.

Capital management
The Sunrise objectives in managing capital are to secure its ongoing financial needs, to continue as a going concern, to meet its financial targets, to provide returns to its shareholders and to maintain a cost-efficient and risk-optimised capital structure. Its managed capital structure consists of equity (as disclosed in Note 20), current and non-current borrowings (see Note 23) less cash and cash equivalents.

	31 December
CHF in millions	2025	2024
Equity attributable to shareholders	4,049.5	4,360.8
Non‑controlling interests (Note 20)	26.2	26.1
Total equity	4,075.7	4,386.9
Current borrowings (Note 23)	485.7	407.4
Non‑current borrowings (Note 23)	3,950.0	4,326.8
Total borrowings	4,435.7	4,734.2
Less: Cash and cash equivalents	(273.2)	(351.8)
Managed capital	8,238.2	8,769.3

Liquidity risk
In order to maintain this capital structure, Sunrise manages its liquidity to ensure its ability to service its borrowings. Liquidity risk arises when there is difficulty in Sunrise meeting its financial obligations. In addition to cash and cash equivalents, the primary sources of liquidity are cash provided by operations and access to the available borrowing capacity of various debt facilities. Sunrise uses budgeting and cash flow forecasting tools to ensure that there are sufficient resources to meet its liquidity requirements on a timely basis. Further, Sunrise also maintains a liquidity reserve to provide for unanticipated cash outflows. Cash flow forecasting is performed by the Sunrise treasury function. Rolling forecasts of Sunrise liquidity requirements are established on a regular basis to ensure sufficient cash is available to meet operational needs and to honour its obligations under its financing arrangements, including the maintenance of borrowing limits and covenant compliance. The table below summarises the maturity profile of Sunrise's financial liabilities based on contractual undiscounted cash outflows (inflows). All interest payments and repayments of financial liabilities are based on contractual agreements. Interest payments are determined using zero-coupon rates. For floating rate instruments, the calculation is computed using the base rate and applicable margin prevailing as of 31 December 2025.

	31 December 2025
CHF in millions	<1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
Trade payables and other payables	719.2	60.5	79.1	87.6	946.4
Accrued interest	98.5	—	—	—	98.5
Vendor financing	387.2	—	—	—	387.2
Borrowings – notional	—	—	564.3	3,393.8	3,958.1
Borrowings – interest	199.4	201.8	592.0	280.6	1,273.8
Lease liabilities (undiscounted)	181.4	178.3	435.8	863.9	1,659.4
Derivatives	72.3	76.2	(168.3)	(100.0)	(119.8)
Vendor Financing
Represents amounts owed to various creditors pursuant to interest-bearing vendor financing arrangements that are used to finance certain of Sunrise's property and equipment additions and operating expenses. These arrangements extend Sunrise's repayment terms beyond a vendor’s original due dates (e.g., extension beyond a vendor’s customary payment terms, which are generally 90 days or less) and as such are classified outside of accounts payable as third-party debt (Note 23) in the Sunrise Consolidated Statements of Financial Position. These obligations are generally due within one year and include VAT that was also financed under these arrangements. For the purposes of the Sunrise Consolidated Statements of Cash Flows, vendor financing additions represent operating-related expenses financed by an intermediary that are treated as constructive operating cash outflows and constructive financing cash inflows when the intermediary settles the liability with the vendor. When Sunrise pays the financing intermediary, it records financing cash outflows in its Consolidated Statements of Cash Flows.

Supplier finance arrangements
Sunrise participates in supplier finance arrangements for short-term liquidity management. The principal purpose of these arrangements is to facilitate efficient payment processing of supplier invoices and, where applicable, to put suppliers in a position to receive payments from the bank before the due date of the invoice. Sunrise does not extend payment terms beyond its normal operating cycle and supplier payment policies.

Sunrise does not derecognise the original trade payables relating to supplier finance arrangements because neither a legal release was obtained nor was the original liability substantially modified on entering into the arrangement.

All supplier finance arrangements are classified as current as at 31 December 2025 and 2024:

CHF in millions	31 December 2025	31 December 2024
Carrying amount of liabilities under a supply finance arrangement
Disclosed under trade payables	101.1	71.7
Thereof suppliers have received payment from finance providers	101.1	71.7

Range of payment due dates
Liabilities that are part of the arrangement	1 - 60 Days	1 - 60 Days
Comparable trade payables that are not part of the arrangement [1]	30 - 90 Days	30 - 90 Days

1 Comparable trade payables are, for example, trade payables of the entity within the same line of business or jurisdiction.

1

Undrawn borrowing facilities
As part of the senior facilities agreement Sunrise benefits from a multi-currency revolving credit facility with a total commitment equal to CHF 500.0 million (2024: CHF 685.8 million). Of this amount CHF 37.5 million (2024: CHF 56.4 million) is available as an ancillary facility. With the exception of CHF 14.3 million (2024: CHF 23.8 million) of borrowings under the ancillary facility (which are blocked as financial guarantees), the Sunrise Holding Revolving Facility was undrawn at each financial year end.
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

Concentrations of credit risk with respect to trade receivables and contract assets are limited due to the nature of the Sunrise business with very low customer concentration. At 31 December 2025, Sunrise exposure to counterparty credit risk included (i) derivative assets with an aggregate fair value of CHF 0.10 million (netted on counter party level), (ii) trade receivables of CHF 366.2 million and (iii) cash and cash equivalents and restricted cash of CHF 273.7 million.

Allowance for expected credit losses
The development of the allowance for expected credit losses of trade receivables for the indicated periods is set forth below:

CHF in millions	2025	2024
Allowance at 1 January	(31.9)	(30.6)
Provisions for impairment of trade receivables	(19.9)	(30.8)
Write-off of receivables	12.5	29.5
Impact from change in estimate (ECL)	(57.8)	—
Allowance at 31 December	(97.1)	(31.9)

The detailed ageing of Sunrise trade receivables and the related allowance for expected credit losses is set forth below:

31 December 2025	Current (not due)	1-30 days (overdue)	31-60 days (overdue)	61-90 days (overdue)	91-120 days (overdue)	121-365 days (overdue)	Over 365 days (overdue)	Total
Trade receivables gross	145.7	75.6	15.7	8.1	4.3	30.4	95.5	375.3
Trade receivable gross - Ageing %	38.8%	20.1%	4.2%	2.2%	1.1%	8.1%	25.4%	100.0%
Allowance for doubtful accounts	(0.7)	(0.4)	(2.9)	(2.5)	(2.5)	(15.3)	(72.8)	(97.1)
Allowance for doubtful accounts - Ageing %	0.7%	0.4%	3.0%	2.6%	2.6%	15.8%	75.0%	100.0%
Trade receivables - Provision %	0.5%	0.5%	18.5%	30.9%	58.1%	50.3%	76.2%	25.9%
Unbilled revenue								52.5
Current trade receivables, net								330.7
Non-current trade receivables gross	35.5	—	—	—	—	—	—	35.5
Non-current trade receivables gross - Ageing %	100.0%	—%	—%	—%	—%	—%	—%	100.0%
Non-current trade receivables, net								35.5

31 December 2024	Current (not due)	1-30 days (overdue)	31-60 days (overdue)	61-90 days (overdue)	91-120 days (overdue)	121-365 days (overdue)	Over 365 days (overdue)	Total
Trade receivables gross	153.8	100.9	15.7	12.7	6.2	38.2	—	327.5
Trade receivable gross - Ageing %	47.0%	30.8%	4.8%	3.9%	1.9%	11.7%	—%	100.0%
Trade receivables - affiliates								0.2
Allowance for doubtful accounts	(1.0)	(0.9)	(2.4)	(1.8)	(1.7)	(24.1)	—	(31.9)
Allowance for doubtful accounts - Ageing %	3.1%	2.8%	7.6%	5.6%	5.3%	75.6%	—%	100.0%
Trade receivables - Provision %	0.6%	0.9%	15.4%	14.2%	27.3%	63.1%	—%	(9.7)%
Unbilled revenue								57.2
Current trade receivables, net								353.0
Non-current trade receivables gross	34.3	—	—	—	—	—	—	34.3
Non-current trade receivables gross - Ageing %	100.0%	—%	—%	—%	—%	—%	—%	100.0%
Non-current trade receivables, net								34.3
Trade receivables are non-interest bearing and are generally collected within one year.
When a trade receivable is determined to be uncollectible, it is written off against the allowance account. The allowance for expected credit losses of trade receivables is included within other operating items in the Consolidated Statements of Income or Loss. Following the completion of the spin-off and the related internal alignment of credit-related policies, Sunrise has revised its approach to determining the expected loss horizon for trade receivables. Sunrise now bases this assessment primarily on prevailing practices in the Swiss market, supported by a detailed analysis of customer characteristics and historical payment behaviour. The determination of when a receivable is considered uncollectible is therefore informed by both market standards and data-driven insights into the actual payment patterns and risk profiles of the Sunrise customer base. Receivables that remain outstanding beyond the market-based and data-driven loss horizon are written off accordingly, ensuring that the company’s credit risk management reflects both local market realities and empirical evidence.
The five-year loss horizon reflects historical evidence that effective collections, including through external collection agencies, continue to occur for certain receivables for up to five years past their due date. In practice, a trade receivable is considered uncollectible and written off when it is outstanding for more than five years past due, unless there is objective evidence that recovery remains probable such as an agreed payment plan or an unresolved billing dispute.

Fair value estimation
The fair value of Sunrise's debt instruments is generally determined using the average of applicable bid and ask prices. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where available and rely as little as possible on entity-specific estimates. If all significant inputs required to calculate the fair value of an instrument are observable, the instrument is included in level II.

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, Sunrise determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. There were no transfers between the different hierarchy levels in 2025 and 2024.

The fair values of financial assets and financial liabilities are summarised in the following table.
Not included therein are certain financial assets and liabilities whose carrying amount corresponds to a reasonable estimation of their fair value, measured at amortised cost. These include cash and cash equivalents, trade receivables, accrued liabilities, lease liabilities and trade payables, as well as other receivables and liabilities whose carrying amount corresponds to a reasonable estimation of their fair value.

		31 December
		2025		2024
	Fair value level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Current assets carried at FVTPL:
Derivative financial instruments	II	140.9	140.9	162.5	162.5
Non-current assets carried at FVTPL:
Derivative financial instruments	II	9.6	9.6	5.1	5.1
Total		150.5	150.5	167.6	167.6

Current liabilities carried at FVTPL:
Derivative financial instruments	II	73.1	73.1	179.3	179.3
Non-current liabilities carried at FVTPL:
Derivative financial instruments	II	648.0	648.0	421.1	421.1
Non-current liabilities carried at amortised cost:
Third-party debt	I	3,950.0	3,982.3	4,326.8	4,085.8
Total		4,671.1	4,703.4	4,927.2	4,686.2

The financial liabilities presented in the Statements of Financial Position comprise the Group’s borrowings and accrued interest (Note 23) and derivative financial instruments (Note 24). The carrying amounts of these financial liabilities reconcile to the amounts disclosed in Notes 23 and 24.

	31 December
	2025			2024
CHF in millions	Current	Non-Current	Total	Current	Non-Current	Total
Financial Liabilities
Third-party debt incl. vendor financing (Note 23)	387.2	3,950.0	4,337.2	350.0	4,326.8	4,676.8
Accrued interest on third-party debt	98.5	—	98.5	57.4	—	57.4
Derivative financial instruments	73.1	648.0	721.1	179.3	421.1	600.4
Total financial liabilities	558.8	4,598.0	5,156.8	586.7	4,747.9	5,334.6

Reconciliation of movements in liabilities to cash flows from financing activities

CHF in millions	Debt and Accrued Interest	Derivative (Assets)/Liabilities	Lease Liabilities	Other (Assets)/ Liabilities	Total
Balance as of 1 January 2025	4,734.2	432.9	1,219.3	63.9	6,450.3
Cash flows from financing activities:
Interest paid	(198.5)	—	(61.3)	(1.5)	(261.3)
Borrowings of debt	1,260.8	—	—	—	1,260.8
Vendor financing additions	405.7	—	—	—	405.7
Repayments of debt and lease liabilities	(1,223.4)	—	(121.0)	—	(1,344.4)
Principal payments on operating-related vendor financing	(360.1)	—	—	—	(360.1)
Principal payments on capital-related vendor financing	(70.6)	—	—	—	(70.6)
Payment of financing costs and debt premiums	(16.6)	—	—	(2.7)	(19.3)
Net cash received related to derivative instruments	—	(151.3)	—	—	(151.3)
Total cash flows from financing activities	(202.7)	(151.3)	(182.3)	(4.2)	(540.5)

Losses on debt extinguishment	21.7	—	—	7.5	29.2
Realised and unrealised (gains) losses on derivative instruments, net	—	290.1	—	—	290.1
Interest accruals	246.9	—	61.3	5.1	313.3
Assets acquired under leases	—	—	173.4	—	173.4
Assets acquired under capital-related vendor financing arrangements, including VAT	62.1	—	—	—	62.1
Effect of changes in foreign exchange rates	(423.5)	—	—	—	(423.5)
Other changes	(3.0)	(1.2)	5.5	222.0	223.3
Balance as of 31 December 2025	4,435.7	570.5	1,277.2	294.3	6,577.7
1 The amount of CHF 222 million primarily relates to the measurement and recognition of financial liabilities arising from the ice-hockey broadcasting rights agreement entered into in 2025

CHF in millions	Debt and Accrued Interest	Derivative (Assets)/Liabilities	Lease Liabilities	Total
Balance as of 1 January 2024	5,537.3	607.3	1,257.6	7,402.2
Cash flows from financing activities:
Interest paid	(359.2)	—	(61.0)	(420.2)
Vendor financing additions	363.4	—	—	363.4
Repayments of debt and lease liabilities	(1,064.7)	—	(114.4)	(1,179.1)
Principal payments on operating-related vendor financing	(327.9)	—	—	(327.9)
Principal payments on capital-related vendor financing	(49.1)	—	—	(49.1)
Net cash received related to derivative instruments	—	52.3	—	52.3
Total cash flows from financing activities	(1,437.5)	52.3	(175.4)	(1,560.6)

Losses on debt extinguishment	3.9	—	—	3.9
Realised and unrealised (gains) losses on derivative instruments, net	—	(249.6)	—	(249.6)
Interest accruals	358.2	—	69.8	428.0
Assets acquired under leases	—	—	126.3	126.3
Assets acquired under capital-related vendor financing arrangements, including VAT	52.1	—	—	52.1
Effect of changes in foreign exchange rates	271.8	15.6	—	287.4
Other related party charges	(51.8)	—	—	(51.8)
Other changes	0.2	7.3	(59.0)	(51.5)
Balance as of 31 December 2024	4,734.2	432.9	1,219.3	6,386.4

CHF in millions	Debt and Accrued Interest	Derivative (Assets)/Liabilities	Lease Liabilities	Total
Balance as of 1 January 2023	5,942.1	(15.5)	1,347.9	7,274.5
Cash flows from financing activities:
Interest paid	(364.1)	—	(58.4)	(422.5)
Vendor financing additions	271.2	—	—	271.2
Repayments of debt and lease liabilities	—	—	(107.6)	(107.6)
Principal payments on operating-related vendor financing	(171.8)	—	—	(171.8)
Principal payments on capital-related vendor financing	(124.8)	—	—	(124.8)
Payments on financing costs and debt premiums	0.1	—	—	0.1
Net cash received related to derivative instruments	—	117.1	—	117.1
Total cash flows from financing activities	(389.4)	117.1	(166.0)	(438.3)

Realised and unrealised (gains) losses on derivative instruments, net	—	524.4	—	524.4
Interest accruals	358.7	—	67.9	426.6
Assets acquired under leases	—	—	56.2	56.2
Assets acquired under capital-related vendor financing arrangements, including VAT	77.6	—	—	77.6
Effect of changes in foreign exchange rates	(453.4)	(13.3)	—	(466.7)
Other related party charges	1.7	—	—	1.7
Other changes	0.1	(5.4)	(48.4)	(53.7)
Balance as of 31 December 2023	5,537.3	607.3	1,257.6	7,402.2

(25) INVESTMENTS
The details of investments accounted for using the equity method are set forth below:

	December 31
CHF in millions	2025	2024
Balance at 1 January	48.4	52.5
Additions	—	0.6
Share of net results	5.9	1.3
Dividends	(3.3)	(3.0)
Other	(21.0)	(3.0)
Balance at 31 December	30.0	48.4
Impairment of equity-accounted investment (CH Media TV AG)
As part of its regular monitoring of equity‑accounted investments, Sunrise identified indicators of a reduced recoverable amount of its investment in CH Media TV AG. These indicators primarily related to recent market developments in the Swiss advertising and TV landscape, as well as updated expectations for the growth and cost profile of digital media services, leading to an impairment loss of CHF 20.2 million included in “Other”.

(26) RELATED-PARTY TRANSACTIONS

The following table provides details of transactions with associates:

	31 December
CHF in millions	2025	2024	2023
Credits (charges) included in:
Revenue	0.3	0.3	0.3
Direct costs	(1.6)	(2.4)	(1.1)
Personnel expenses	—	—	—
Included in operating (loss)	(1.3)	(2.1)	(0.8)
Finance expense	—	—	—
Finance income	—	—	—
Included in net (loss)	(1.3)	(2.1)	(0.8)
Property and equipment transfers in, net	—	—	—
The following table provides details of transactions with LG related entities prior to 2025:

	December 31
CHF in millions	2025	2024	2023
Credits (charges) included in:
Revenue	—	2.8	4.3
Direct costs	—	(1.3)	(1.2)
Personnel expenses	—	(15.9)	(18.6)
Other operating expenses	—	(116.9)	(118.1)
Included in operating (loss)	—	(131.3)	(133.6)
Finance expense	—	(1.5)	(1.7)
Finance income	—	3.0	2.1
Included in net (loss)	—	(129.8)	(133.2)
Property and equipment transfers in, net	—	11.3	23.7
Prior to the spin-off, the Sunrise business was a segment of LG such that transactions with LG were considered related-party transactions. Sunrise will remain a strategic partnership and entered into a separation and distribution agreement as well as various other agreements governing relationships with LG going forward, including technology and IT services, financial services, shared services, and a variety of transitional management services to drive operational efficiency and value maximisation. Information included in this Note with respect to LG is strictly limited to related-party transactions with Liberty Global prior to the spin-off on 8 November 2024.

As of the 2025 financial year, all transactions and balances with LG and its subsidiaries are classified as transactions with non‑related parties.

The following table provides details of Sunrise’s balances with associates:

	31 December
CHF in millions	2025	2024
Current receivables (a)	0.1	—
Long-term note receivables	—	—
Other non-current assets	0.2	—
Total assets	0.3	—
Accounts payable	—	—
Accrued other liabilities	—	—
Non-current related party loan	—	—
Other non-current liabilities	—	0.1
Total liabilities	—	0.1
(a) These receivables are non-interest bearing, may be cash or loan settled and are included within trade receivables, net and other current assets.

The following table provides details of Sunrise’s balances with LG related-party entities prior to 2025:

	December 31
CHF in millions	2025	2024
Current receivables (a)	—	1.8
Long-term note receivables	—	—
Other non-current assets	—	—
Total assets	—	1.8
Accounts payable	—	0.3
Accrued other liabilities	—	20.4
Non-current related party loan	—	—
Other non-current liabilities	—	—
Total liabilities	—	20.7

In 2024, the settlement of the long-term note receivables and the non-current related-party loan, together with other spin-off related transactions and cash-flows led to a net cash flow in the amount of CHF 112.7 million as disclosed in the Consolidated Statements of Cash Flows.

(27) SUBSIDIARIES AND ASSOCIATES
The following table lists the principal legal entities which are included in the consolidated financial statements:

Company Name	Operating Purpose	Registered Office	Currency	31 December 2025 Capital and Voting Rights Share in %	31 December 2024 Capital and Voting Rights Share in %
CH Media TV AG [1]	Media	Switzerland	CHF	20.00	20.00
ello communications S.A.	Telecommunications	Switzerland	CHF	60.00	60.00
ITV Betriebsgesellschaft GmbH [1]	Telecommunications	Switzerland	CHF	50.00	50.00
Naxoo S.A 1	Telecommunications	Switzerland	CHF	48.80	48.80
REGIONALE GEMEINSCHAFTS-ANTENNEN-ANLAGE SPIEZ AG REGAS [1]	Telecommunications	Switzerland	CHF	30.00	30.00
Sitel S.A.	Telecommunications	Switzerland	CHF	66.70	66.70
Sunrise Financing Partnership	Holding	United States	CHF	100.00	100.00
Sunrise FinCo I B.V.	Holding	Netherlands	CHF	100.00	100.00
Sunrise FinCo II B.V.	Holding	Netherlands	CHF	100.00	100.00
Sunrise GmbH	Telecommunications	Switzerland	CHF	100.00	100.00
Sunrise HoldCo I B.V.	Holding	Netherlands	CHF	100.00	100.00
Sunrise HoldCo II B.V.	Holding	Netherlands	CHF	100.00	100.00
Sunrise HoldCo III B.V.	Holding	Netherlands	CHF	100.00	100.00
Sunrise HoldCo IV B.V.[2]	Holding	Netherlands	CHF	100.00	100.00
Sunrise HoldCo V B.V.	Holding	Netherlands	CHF	100.00	100.00
Sunrise HoldCo VI B.V.[3]	Holding	Netherlands	CHF	100.00	100.00
Sunrise Portugal S.A.	Telecommunications	Portugal	CHF	100.00	100.00
Swiss Open Fiber AG	Telecommunications	Switzerland	CHF	100.00	100.00
Swiss-Ski Store GmbH [1]	Other	Switzerland	CHF	50.00	50.00
TELDAS GmbH [1]	Telecommunications	Switzerland	CHF	23.00	23.00
Télédistal S.A.[4]	Telecommunications	Switzerland	CHF	38.90	38.90
Télévaux S.A.	Telecommunications	Switzerland	CHF	80.00	80.00
UPCB Finance VII Limited [5]	Holding	Cayman Islands	CHF	—	—
1 Investment is accounted for using the equity method.
2 In 2023, Sunrise HoldCo IV B.V. was directly held by Sunrise HoldCo V B.V. (former Liberty Global Europe Financing B.V.). All other entities were indirect subsidiaries of Sunrise HoldCo V B.V. (former Liberty Global Europe Financing B.V).
3 Since 2024, following the spin-off, Sunrise HoldCo VI B.V. is directly held. All other entities are indirect subsidiaries of Sunrise Communications AG.
4 Télédistal S.A. is controlled by Sitel S.A. (58.3%) and Sitel S.A. is controlled by Sunrise GmbH (66.7%).
5 As of 31 December 2024, no shares are held, but the entity is controlled by Sunrise.
1
2
3
4
5

(28) EVENTS AFTER THE BALANCE-SHEET DATE
Subsequent event – non‑adjusting: After 31 December 2025, Sunrise announced a restructuring programme. As the affected employees were informed in February 2026, no provision was recognised at year‑end. The estimated restructuring provision to be recognised in 2026 is approximately CHF 26 million.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Sunrise Communications AG

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Sunrise Communications AG and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income or loss, comprehensive income or loss, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2025, in conformity with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over residential customers and business customers & wholesale revenues
As discussed in Note 6 to the consolidated financial statements, the Company recorded CHF 2,107.2 million and CHF 859.0 million of revenues in the residential customers and business customers & wholesale segments, respectively, for the year ended December 31, 2025. The processing and recording of residential and business customers & wholesale revenues are reliant upon multiple information technology (IT) systems.

We identified the evaluation of the sufficiency of audit evidence over certain revenues within the residential customers and business customers & wholesale segments as a critical audit matter. Subjective auditor judgment was required in evaluating the sufficiency of audit evidence over these revenues due to the large volume of data and the number and complexity of the revenue accounting systems. Specialized skills and knowledge were needed to test the IT systems used for the processing and recording of these revenues within the residential customers and business customers & wholesale segments.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the processing and recording of certain revenues within the residential customers and business customers & wholesale segments, including the IT systems tested. We evaluated the design and tested the operating effectiveness of certain internal controls related to the processing and recording of revenues. This included manual and automated controls over the IT systems used for the processing and recording of certain revenues within the residential customers and business customers & wholesale segments. For a sample of transactions, we compared the amount of revenue recorded to a combination of Company internal data, executed contracts, and other relevant third-party data. In addition, we involved IT professionals with specialized skills and knowledge who assisted in the design and performance of procedures related to certain IT systems used by the Company for the processing and recording of certain revenues within the residential customers and business customers & wholesale segments. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG AG
We have served as the Company’s auditor since 2007.
Zurich, Switzerland
February 17, 2026

Item 19. Exhibits

a. Annual Report

The following pages from our Annual Report 2025 (see exhibit 15.1) are incorporated by reference into this Annual Report on Form 20-F.

		Page(s) in Annual Report
	Operational & Financial Review
Introduction —History		14
Introduction		14
Strategy		15
Consumer Main Brand		17-21
Consumer Flanker Brands		22
Business Customers		23-26
Network		27-28
Regulatory environment		29-30
Financial Review—Comparability of future results		33
Financial Review—Factors affecting Sunrise performance		33-35
Financial Review—Summary financial information and operating data		33-40
Financial Review—Results of operations		41-60
Liquidity and capital resources		61-64
Quantitative and qualitative disclosures about market risk		65
	Corporate Governance
Group Structure and Shareholders		146-148
Board of Directors—Members of the Board of Directors		153-157
Board of Directors—Rules in the Articles regarding the number of permitted mandates outside the Company		158
Members of the board—Elections and terms of office		158
Board of Directors—Internal Organizational Structure		159
Board of Directors—Committees		160-161
Board of Directors—Working methods of the Board		163-164
Board of Directors—Basic principles regarding the definition of the areas of responsibility between the Board and the Executive Committee		165-166
Board of Directors—Information and control instruments vis-à-vis the Executive Committee		166-167
Executive Committee		168-174
Compensation, Shareholdings and Loans		174
Compensation, Shareholdings and Loans—Disclosure of rules in the Articles regarding compensation of the Board and of the Executive Committee		174
Executive Committee—Other activities and vested interests		174

b. Exhibits

		Incorporated by Reference
Exhibit	Description	Schedule/Form	File Number	Section/ Exhibit	File Date
1.1	Articles of Association of Sunrise	6-K	001-42394	99.2	November 8, 2024
1.2	Organizational Regulations of Sunrise Communications AG, effective November 8, 2024	20-F	001-42394	1.2	February 28, 2025
2.1*	Description of Securities of the Registrant
4.1	Supplemental Deed dated April 12, 2024 and entered into between, among others, Sunrise HoldCo III B.V., as obligors’ agent, and The Bank of Nova Scotia, as facility agent and security agent, and, attached, as a schedule thereto, a copy of the Amended Senior Facilities Agreement dated April 12, 2024 between, among others, Sunrise HoldCo III B.V., as borrower, and The Bank of Nova Scotia, as facility agent and security agent	F-4	333-281772	4.5	August 26, 2024
4.2	Additional Facility AQ Accession Agreement dated June 21, 2017 and entered into between, among others, UPC Financing and UPC Broadband Holding as borrowers and The Bank of Nova Scotia as Facility Agent and Security Agent and the financial institutions listed therein as Additional Facility AQ Lenders under the UPC Broadband Holding Bank Facility	F-4	333-281772	4.6	August 26, 2024
4.3	Additional Facility AZ Accession Agreement dated April 21, 2021 and entered into between, among others, UPC Broadband Holding B.V., as the company, UPC Financing Partnership, as the borrower, The Bank of Nova Scotia, as the facility agent, and UPC Broadband Finco B.V., as the additional facility AZ lender	F-4	333-281772	4.11	August 26, 2024
4.4*	Amended and Restated Senior Secured Facility Agreement, dated June 30, 2025 and entered into between, among others, Sunrise HoldCo III B.V., as borrower and The Bank of Nova Scotia, as facility agent
4.5*
Additional Facility AAB Accession Agreement dated May 28, 2025 and entered into between, among others, Sunrise HoldCo III B.V as borrower and The Bank of Nova Scotia as Facility Agent and Sunrise FinCo I B.V. as Additional Facility AAB Lender

4.6*
Amended and Restated Additional Facility AAA Accession Agreement dated June 30, 2025 and entered into between, among others, Sunrise HoldCo III B.V., as the company, Sunrise Financing Partnership, as the borrower, The Bank of Nova Scotia, as the facility agent, security agent and the additional facility AAA lender

4.7*
Additional Facility AAA1 Accession Agreement dated October 2, 2025 and entered into between, among others, Sunrise HoldCo III B.V as borrower and The Bank of Nova Scotia as Facility Agent and Security Agent and the financial institutions listed therein as Additional Facility AAA1 Lenders

4.8*
Additional Facility AAB2 Accession Agreement dated October 9, 2025 and entered into between, among others, Sunrise HoldCo III B.V as borrower and The Bank of Nova Scotia as Facility Agent and Sunrise FinCo I B.V. as Additional Facility AAB2 Lender

4.9	Master Separation Agreement	F-4	333-281772	10.1	September 18, 2024
4.10	Tax Separation Agreement	F-4	333-281772	10.2	September 18, 2024
4.11†	Amendment Agreement #2, between Liberty Global Technology Services B.V. and Sunrise GmbH, relating to the Technology Master Services Agreement, dated November 8, 2024	20-F	001-42394	4.11	February 28, 2025
4.12†	Master Agreement for the Rendering of Services dated July 19, 2017 and entered into between Swiss Towers AG and Sunrise Communications AG	F-4	333-281772	10.4	August 26, 2024
4.13	Amendment to the Master Services Agreement dated December 19, 2018 and entered into between Swiss Towers AG and Sunrise Communications AG	F-4	333-281772	10.5	August 26, 2024
4.14	Amendment to the Master Services Agreement and the Built-to-Suit Agreement dated March 16 2021, and entered into between Swiss Towers AG and Sunrise Communications AG	F-4	333-281772	10.6	August 26, 2024
4.15	Amendment to the Master Services Agreement dated May 20, 2021 and entered into between Swiss Towers AG and Sunrise UPC GmbH	F-4	333-281772	10.7	August 26, 2024
4.16	Amendment to the Master Services Agreement dated April 26, 2022 and entered into between Swiss Towers AG and Sunrise UPC GmbH	F-4	333-281772	10.8	August 26, 2024
4.17†	Settlement Agreement dated August 31, 2023 and entered into between Swiss Towers AG and Sunrise GmbH	F-4	333-281772	10.9	August 26, 2024
4.18	Sunrise Transitional Share Adjustment Plan	F-4	333-281772	10.10	August 26, 2024
8.1*	List of Subsidiaries
11.1*	Sunrise Communications AG Insider Trading Policy
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of Chief Financial Officer Pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934
13.1**	Certification of Chief Executive Officer Pursuant to Rule 13(a)-14(b) of the Securities Exchange Act of 1934
13.2**	Certification of Chief Financial Officer Pursuant to Rule 13(a)-14(b) of the Securities Exchange Act of 1934

15.1*	The Registrant's Annual Report for the fiscal year ended December 31, 2025
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

Date:February 18, 2026